#21

05007451

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kumba Resources

*CURRENT ADDRESS

PROCESSED
APR 26 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5217 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/26/05

82-5217



KUMBA RESOURCES

ARIS
12-31-04

ANNUAL REPORT 2004

*Harnessing the **POWER** of the earth*



KUMBA RESOURCES

ANNUAL REPORT 2004



OUR VISION

Kumba's vision is to **outperform** the mining and mineral sector in creating value for all stakeholders through **exceptional people** and **superior processes.**

CONTENTS

FRONT COVER: *(Clockwise top left) Stacking and reclaiming at Saldanha; foreman August Mosima oversees loading at Grootegeluk; mineral separation plant at Ticor SA; and (centre) one of Sishen's workhorses – a 730E with a 200-tonne carrying capacity.*

	12 months ended 31 December 2004	Years ended 30 June 2003	2002	Unaudited pro forma 2001
RATIOS				
Profitability and asset management				
Return on net assets (%)	**14**	15	25	14
Return on ordinary shareholders' equity				
– Attributable earnings (%)	**13**	15	24	12
– Headline earnings (%)	**15**	16	27	16
Return on invested capital (%)	**14**	14	23	12
Return on capital employed (%)	**17**	17	27	12
Operating margin (%)	**16**	16	22	11
Solvency and liquidity				
Net financing cost cover (times) – EBIT	**5**	4	7	
Net financing cost cover (times) – EBITDA	**8**	7	9	3
Current ratio (times)	**2**	2	1	1
Net debt-to-equity (%)	**30**	39	22	70
Net debt to earnings before interest, tax, depreciation and amortisation (times)	**0,9**	1,3	0,5	2,8
Number of years to repay interest-bearing debt	**1**	3	1	
Productivity				
Average number of employees	**9 691**	10 574	9 636	11 694
Revenue per employee excluding Ticor Limited (R000)	**899**	706	745	462

1. Ratios for previous years have been adjusted to reflect the inclusion of impairment charges and goodwill amortisation in net operating profit.

Operating margin


%
25
20
15
10
5
0
FY02
FY03
12M04

Revenue and total assets


Rand million
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
FY02
FY03
12M04
Revenue
Total assets

Net finance cost cover – EBITDA


Times
10
9
8
7
6
5
4
3
2
1
0
FY02
FY03
12M04

Net debt and debt-to-equity ratio


Net debt (Rm)
2 500
2 000
1 500
1 000
500
0
Net debt to equity ratio (%)
45
40
35
30
25
20
15
10
5
0
FY02
FY03
12M04
Net debt
Net debt to equity ratio

Return on equity, invested capital and capital employed


%
30
25
20
15
10
5
0
FY02
FY03
12M04
Return on equity
Return on invested capital
Return on capital employed

Net debt to EBITDA


Times
1,6
1,4
1,2
1,0
0,8
0,6
0,4
0,2
0
FY02
FY03
12M04

GROUP OPERATIONAL STRUCTURE


Iron ore – Sishen mine
Coal – Grootegeluk mine
Heavy minerals – Ticor SA
IRON ORE
COAL
KUMBA RESOURCES
HEAVY MINERALS
BASE METALS
INDUSTRIAL MINERALS
FERROSILICON
TICOR SA (SMELTER)
TICOR LTD 51,54% (AUSTRALIA)
CHIFENG 28% (CHINA)
ZINCOR
GLEN DOUGLAS
TICOR SA (MINE)
TICOR 60%
ROSH PINAH 89,5 (NAMIBIA)
Heavy minerals – Ticor Limited
Base metals – Zincor refinery
Industrial minerals – Glen Douglas mine

Kumba holds 100% unless otherwise indicated.

KUMBA'S LOCATIONS


Amsterdam
(Netherlands)
Chifeng
Beijing
Hong Kong
Faleme
(Senegal)
China
Kipushi (DRC)
Namibia
South Africa
Toliara
(Madagascar)
Hope Downs
Tiwest
Perth
Australia
Moranbah South
NAMIBIA
SOUTH AFRICA
Southern African operations
Iron ore
1 Sishen
2 Thabazimbi
3 Sishen South
4 Faleme
5 Hope Downs
Coal
6 Grootegeluk
7 Tshikondeni
8 Leeuwpan
9 Inyanda JV
10 Moranbah South
Heavy minerals
11 Empangeni smelter
12 Hillendale
13 Fairbreeze
14 Tiwest
15 Toliara
Base metals
16 Zincor
17 Rosh Pinah
18 Chifeng
19 Kipushi
Industrial minerals
20 Glen Douglas
21 Ferrosilicon
Operations
Growth projects
Representative offices

SUMMARY OF BUSINESS OPERATIONS[1]

000 tonnes		12-months ended 31 December 2003 Rm	2003	2002	Years ended 30 June 2001	2000	1999
IRON ORE							
PRODUCTION							
Sishen	**27 609**	27 110	26 168	25 903	24 842	22 669	21 601
Thabazimbi	**2 503**	2 484	2 389	2 421	2 202	2 156	2 901
Total	**30 112**	29 594	28 557	28 324	27 044	24 825	24 502
SALES							
Sishen exports	**20 923**	20 446	20 946	19 916	18 057	18 750	16 842
COKING COAL							
PRODUCTION							
Grootegeluk	**1 972**	1 781	1 830	1 670	1 536	1 312	1 207
Tshikondeni	**437**	381	377	404	408	375	343
Durnacol					182	386	415
Hlobane							22
Total	**2 409**	2 162	2 207	2 074	2 126	2 073	1 987
THERMAL COAL							
Production	**14 017**	13 869	13 036	13 351	12 037	12 261	11 495
Sales to Eskom	**14 356**	14 097	13 051	13 198	11 934	12 072	11 829
OTHER COAL							
PRODUCTION							
Grootegeluk	**1 403**	1 323	1 313	1 194	1 258	1 152	706
Leeuwpan	**1 615**	1 610	1 456	1 631	1 575	934	906
Northfield							59
Hlobane							1
Total	**3 018**	2 933	2 769	2 825	2 833	2 086	1 672
HEAVY MINERALS – TICOR SA[2]							
PRODUCTION							
Ilmenite	**262**	176	91	44			
Zircon	**49**	50	53	45			
Rutile	**20**	17	20	19			
Low manganese pig iron (LMPI)	**63**	25	3				
Scrap pig iron	**5**	6					
Chloride slag	**96**	27					
Sulphate slag	**40**	20					
HEAVY MINERALS – TICOR LIMITED[3]							
PRODUCTION							
Ilmenite	**236**	217	214	223	221	180	159
Zircon	**38**	40	40	39	45	37	32
Rutile	**18**	17	18	15	16	14	10
Leucoxene	**11**	16	13	9	8	9	7
Synthetic rutile	**112**	97	90	89	105	100	81
Pigment	**54**	48	47	46	46	45	42
ZINC							
PRODUCTION							
Rosh Pinah (zinc concentrate)	**124**	108	91	75	72	72	79
Zincor (zinc metal)	**104**	111	115	105	105	103	110
Chifeng (zinc metal)[4]	**12**	3					
Rosh Pinah (lead concentrate)	**27**	31	22	28	22	20	23
GLEN DOUGLAS							
PRODUCTION							
Dolomite	**653**	668	642	543	618	508	597
Aggregate	**705**	579	586	650	537	364	364
Lime	**73**	76	99	95	112	102	97

1. *Kumba listed on 26 November 2001 and information before this date relates to Kumba as the mining division of Iscor Limited before its unbundling.*
2. *Project in ramp-up phase.*
3. *Ticor Limited was consolidated from 1 April 2003. The production tonnes reflect Ticor's 50% interest in its Tiwest joint venture. Physical information provided for periods prior to consolidation are for comparative purposes only.*
4. *The effective interest in the physical information of the Chifeng (Hongye) refinery has been disclosed.*

GROUP REVIEW AT A GLANCE

Abridged financial statements	Compound annual growth rate %	12 months ended 31 December 2004 Unaudited[1] Rm	Years ended 30 June 2003 Audited Restated[2] Rm	2002 Audited Rm	2001 Unaudited Pro forma Rm
INCOME STATEMENTS					
Revenue	14,6	**8 709**	7 469	7 182	5 404
Net operating profit (incl. impairments and goodwill amortisation)	25,2	**1 380**	1 189	1 608	629
Net financing costs		**(271)**	(244)	(242)	(271)
Investment and equity income		**(1)**	2	83	137
Taxation		**(341)**	(229)	(465)	(107)
Minority interest		**(90)**		(8)	
Add back items for headline earnings		**96**	66	122	123
Headline earnings	12,6	**773**	784	1 098	511
Headline earnings per share (cents) (restated)	8,3	**258**	265	385	195
Dividends per share (cents)[3]		**125**	60	85	
Average realised exchange rate (R/US$)		**6,51**	9,01	10,18	
CASH FLOW STATEMENTS					
Cash flow from normal operations		**1 432**	780	2 184	
Proceeds on sale of assets		**50**	44	25	
Capital expenditure		**(886)**	(1 386)	(1 085)	
Disposal of intangible fixed assets		**3**			
Increase in cash resources on acquisition of a controlling interest in subsidiaries			366		
Investments		**(10)**	(34)	(50)	
Foreign currency translations		**(80)**	(8)	(9)	
Shares issued		**(1)**		393	
Unbundling costs				(44)	
Cash flows included above relating to non-interest-bearing debt			2		
Non-cash flow movements in net debt of the group arising from currency translation differences		**185**	(181)	(16)	
Non-cash flow movements in net debt of the group arising from special purpose entities		**(22)**	(18)		
Increase in net debt on acquisition of a controlling interest in subsidiaries			(891)		
Loans from minority shareholders		**(3)**	95		
(Increase)/decrease in net debt		**668**	(1 231)	1 398	

	Compound annual growth rate %	At 31 December 2004 Audited[1] Rm	At 30 June 2003 Audited Restated[2] Rm	At 30 June 2002 Audited Rm	At 30 June 2001 Unaudited Pro forma Rm
GROUP BALANCE SHEETS					
Assets					
Non-current assets					
Property, plant and equipment	16,4	**8 473**	8 205	5 710	4 987
Biological assets		**31**	29		
Intangible asset		**71**	98		
Goodwill		**(53)**	(80)	23	47
Investments in associates and joint ventures		**96**	118	1 184	810
Deferred taxation		**63**	154	423	
Financial assets		**285**	272	212	294
Current assets					
Cash and cash equivalents		**1 258**	964	679	
Inventories, trade- and other receivables		**2 745**	2 679	1 977	1 577
Total assets	16,0	**12 969**	12 439	10 208	7 715
Equity and liabilities					
Capital and reserves					
Shareholders' funds	15,1	**5 353**	4 895	4 816	3 270
Minority interest		**1 110**	1 191	487	349
Total shareholders' interest	18,0	**6 463**	6 086	5 303	3 619
Non-current liabilities					
Interest-bearing borrowings		**2 331**	2 801	882	1 242
Other long-term payables		**609**	388	178	
Non-current provisions		**425**	355	389	398
Deferred taxation		**1 042**	1 055	1 204	727
Current liabilities					
Interest-bearing borrowings		**836**	537	940	1 299
Other		**1 263**	1 217	1 312	430
Total equity and liabilities	16,0	**12 969**	12 439	10 208	7 715
Net debt	(7,9)	**1 909**	2 374	1 143	2 541
ANALYSIS PER SHARE					
Number of shares in issue (million)		**302**	297	297	272
Weighted average number shares in issue (million) (restated)		**300**	297	285	262
Earnings per ordinary share					
– Attributable earnings (cents) (restated)		**226**	244	343	148
– Headline earnings (cents) (restated)		**258**	265	385	195
Dividend per ordinary share (cents)[3]		**125**	60	85	
Dividend cover (times)[4]		**2**	4	5	
Net asset value per ordinary share (cents)		**1 773**	1 648	1 622	1 202
Attributable cash flow per ordinary share (cents)		**439**	266	762	

1. *Following the acquisition of a majority shareholding by Anglo American plc, the group changed its year end from 30 June to 31 December.*
2. *Restated for prior year adjustments and changes in accounting policies in respect of the consolidation of the Management Share Trust, and biological assets.*
3. *Dividends are disclosed according to the period to which they relate and not according to date of declaration.*
4. *Dividend cover in relation to headline earnings.*

GROUP PROFILE



Iron ore – the Sishen and Thabazimbi mines produced over 30,1Mt of lumpy and fine iron ore, of which 20,9Mt was exported. Sishen is one of the largest single open-pit mines in the world, known for its high grade and consistent product quality. The 861km rail system that links Sishen to the dedicated deep-water port and bulk-loading facility at Saldanha is one of the most efficient in the world and has advanced logistical systems for handling and loading iron ore.

Sishen



Coal – collectively, Grootegeluk, Leeuwpan and Tshikondeni mines produced over 19,4Mt of thermal, metallurgical and coking coal, most of which (thermal) is consumed by the national power utility, Eskom. Grootegeluk is one of the lowest-cost and most efficient mining operations in the world. The mine also operates the world's largest coal beneficiation plant.

Grootegeluk

Heavy minerals – the Ticor SA heavy minerals project near Empangeni in KwaZulu-Natal uses innovative techniques and a new mining method in this highly-specialised industry to make Kumba and its Australian subsidiary, Ticor Limited, a significant titanium producer. The smelter complex at Empangeni, comprising two furnaces, is currently being commissioned and at full production will produce 250ktpa of titanium dioxide slag and 140ktpa of low manganese pig iron. Ticor Limited's Tiwest joint venture in Western Australia, in which it has a 50% interest, produces 90ktpa of titanium dioxide, 720ktpa of heavy minerals concentrate and 450ktpa of ilmenite.

Ticor SA



Base metals – the Rosh Pinah lead/zinc mine in southern Namibia and Zincor refinery near Springs in Gauteng constitute one of the few integrated zinc mining and refinery operations in the world. The Zincor electrolytic refinery is a low-cost producer of zinc metal. In addition to South Africa and Namibia, this business unit also has an interest in the expansion of the Chifeng zinc refinery in China.

Rosh Pinah



Industrial minerals – a dedicated plant in Pretoria manufactures high-quality atomised ferrosilicon which plays a strategic role in the beneficiation process of iron ore. The Glen Douglas dolomite mine near Meyerton in Gauteng provides a range of products to steelworks and other consumers.

Glen Douglas

Unless otherwise indicated, production volumes are for the 12 months ended 31 December 2004.

	Operations	Regional location	Ownership	Products	Sales for 12-months to December 2004 000 tonnes	% export
Iron ore	Sishen mine	Northern Cape	Division of Sishen Iron Ore Company (Pty) Ltd	Lump ore Fine ore	16 634 10 865	70 84
	Thabazimbi mine	Limpopo	Division of Sishen Iron Ore Company (Pty) Ltd	Lump ore Fine ore	1 315 1 230	
Coal	Grootegeluk mine	Limpopo	Division of Kumba Coal (Pty) Ltd	Thermal coal (Eskom) Semi-soft coking coal Thermal coal (other)	13 926 1 991 1 493	 30 18
	Leeuwpan mine	Mpumalanga	Division of Kumba Coal (Pty) Ltd	Thermal coal (other)	1 713	13
	Tshikondeni mine	Limpopo	Division of Kumba Coal (Pty) Ltd	Coking coal	434	
Heavy minerals	Ticor South Africa	KwaZulu-Natal	Kumba Resources Ltd (60%) Ticor Ltd (40%)	Zircon Rutile Ilmenite Chloride slag Sulphate slag Low manganese pig iron (LMPI)	48 17 27 84 24 58	100 100 100 100 100 100
	Ticor Ltd [1]	Australia	Subsidiary of Kumba Resources Ltd (51,54%)	Zircon Rutile Ilmenite Synthetic rutile Leucoxene	38 21 30 50 17	100 100 100 100 100
Base metals	Zincor refinery	Gauteng	Subsidiary of Kumba Base Metals (Pty) Ltd	Zinc metal Sulphuric acid	107 142	15 1
	Rosh Pinah mine	Namibia	Subsidiary of Kumba Resources Ltd (89,5%)	Zinc concentrate Lead concentrate	119 12	 100
	Chifeng refinery [2]	China	Joint venture (28%)	Zinc metal Sulphuric acid	12 17	
Industrial minerals	Glen Douglas mine	Gauteng	Subsidiary of Kumba Resources Ltd	Metallurgical dolomite Aggregate Lime	661 706 74	
	Kumba Ferrosilicon	Gauteng	Division of Sishen Iron Ore Company (Pty) Ltd	Atomised ferrosilicon	6	
Other	Advanced Software Technologies Group	Gauteng	22,34%	Information technology	n/a	

1. Sales tonnes disclosed reflect Ticor Limited's 50% interest in the Tiwest joint venture.

2. Sales tonnes disclosed represent the effective interest in the physical information of the Chifeng (Hongye) refinery.





TOP: *Kumba's iron ore export channel through the port of Saldanha is an example of a mutually-beneficial and long-term relationship with a key business partner.*

ABOVE: *Fabric classes at the Itireleng Skills Development Centre at Thabazimbi mine, where community member Dora Molefe and trainer Nela Roux go through their paces.*

KUMBA STAKEHOLDER CHARTER

Kumba Resources Limited is an independently-managed, diversified South African mining company with world-class assets and operations. The stakeholder charter defines our goals, our commitment to our stakeholders and the values that underpin the way we manage our business. We believe the business justification for economic, environmental and social reporting is embodied in our relationships with external parties. Transparency and open dialogue about performance, priorities and future sustainability initiatives help to strengthen these relationships and build trust. Through its focus on sustaining five main types of capital – financial, natural (renewable and non-renewable), human, social and beneficiation – Kumba ensures its long-term future for the benefit of all stakeholders, aligning itself with the guidelines of the Global Reporting Initiative (GRI), a multinational organisation based in the Netherlands that has developed the most widely accepted framework for triple bottom-line reporting (financial, social and environmental).

OUR VALUES

The foundation values that guide us in the conduct of our business are:

- **Integrity**
- **Respect**
- **Accountability**
- **Fairness**
- **Caring**

These values provide the foundation for our behaviour. Building on these values, Kumba's motivational values energise its people.

These values embody our commitment to people, teamwork, a bias for action, continuous improvement and performance excellence:

- **People make it happen**
- **We do it together**
- **Let's do it**
- **We do it better every time**

STAKEHOLDER RELATIONS

At Kumba, building long-term, stable and mutually-beneficial relationships with our stakeholders is a business imperative. To achieve this goal, the guidelines we follow are to:

EMPLOYEES

- Manage our employees in an equitable, trustworthy and transparent manner
- Invest in their development and provide the challenges and opportunities they need to reach their full potential
- Value diversity and reflect the demographics of the communities where we operate in the profile of our workforce
- Actively care for their safety, health and welfare
- Energise our employees to continuously deliver superior operational performances.

INVESTORS

- Provide regular and comprehensive presentations and reports on our operations, financial results and the triple bottom line
- Make our commitment to sustainable development and corporate governance a distinguishing feature of our business
- Comply with the laws and regulations governing our business
- Benchmark our operations and codes of conduct against international standards.

STAKEHOLDER ENGAGEMENT

Apart from the annual report, Kumba engages with stakeholders in several forms.

Our stakeholders	Interaction
Employees	• Quarterly group newsletter • Employee representative structures • Intranet
Investors	• Roadshows and meetings • Surveys of investor satisfaction • Presentations, visits, website
Communities	• Representation on community forums, structures and processes • Partnerships in community initiatives
Customers and business partners	• Regular communication notices • Operational communication processes • Regular business partner workshops and presentations • Employment equity, SHE forums • Active engagement with recognised trade unions
Governmental bodies	• Local forums, structures and processes • Formal community relations and structures • Site open days
Media	• Interviews and briefings • Site visits and presentations • E-mail and website communication

COMMUNITIES

- Recognise and respect the communities where we operate as hosts and partners, in meeting the environmental and socio-economic challenges of sustainable development
- Accept responsibility for participating in building capacity and alleviating poverty in the areas in which we operate
- Accept that the sustainability of host communities extends beyond the finite time frames associated with our operations
- Ensure that operational processes are environmentally friendly.

CUSTOMERS AND BUSINESS PARTNERS

- Build mutually-beneficial, long-term relationships through the quality of products, the reliability of services and business integrity
- Recognise the need to add value throughout the supply chain
- Share the benefits derived from operations with relevant stakeholders in an equitable manner.

GOVERNMENTAL BODIES

- Respect the laws and regulations governing our business in the areas where we operate
- Support national aspirations and policies aimed at building democratic and prosperous societies.

MEDIA

- Acknowledge and respect the media as a primary channel of communication in modern society
- Engage in open and honest dialogue and expect, in return, fair, balanced and objective reporting.

THE KUMBA WAY

This is a programme aimed at developing a Kumba culture in support of our vision to outperform the mining and mineral sector in creating value for all stakeholders through exceptional people and superior processes. It focuses on:

- **A common vision and set of values**, creating an open, positive and trusting environment
- **Governance processes** that provide the framework and tools to challenge and measure the performance of all employees
- **Operational excellence** by identifying best practices across and beyond the organisation and effectively implementing these.

Kumba Way initiatives include:

- People performance management
- Continuous improvement
- Target setting
- Capital and project management
- Mineral resource management
- Physical asset management.

Every aspect of the Kumba Way process is closely aligned to the business strategy. Business objectives are divided into measurable components, which are cascaded down into individual performance contracts.

In implementing the Kumba Way, existing processes were examined, surveys conducted and the results analysed for an accurate understanding of existing practices.

The key principles – those practices that would lead to the most substantial results if implemented – formed the basis of the detailed design for each initiative.

New processes were implemented across the group. These are monitored, reviewed and refined where necessary. Both progress and the processes will be continually measured.

BUSINESS OBJECTIVES

The Kumba vision has been translated into a series of business objectives that can be actively and accurately measured. These objectives are translated into specific financial and operational targets as well as selected non-financial targets.

Financial targets	Target	**Actual 12-months to 31 December 2004**	Actual 12-months to 31 December 2003
• Return on equity (ROE) (%)	16[1]	**13**	12
• Return on capital employed (ROCE) (%)	13[1]	**17**	12
• Ebitda interest cover (times)	>6	**8**	6
Operational targets			
• Business improvement programme consisting of revenue-enhancement and cost-saving initiatives	R800 million contribution to net operating profit from the 2006 financial year	538 initiatives implemented to the value of R400 million	Cost increases below inflation
Non-financial targets			
• Safety			
– number of fatalities	0	**2**	4
– lost-day injury frequency rate (per million manhours worked)	1,75	**2,54**	2,10
• Safety, health and environmental certification (number)	10	**8**	2
• Employment equity – management (2008) (%)	40	**28**	20
– women (2008) (%)	10	**12**	10
• HIV/Aids voluntary testing and counselling at pilot sites (2006) (%)	95	**40**	
• Human resources development (% of payroll)	6	**5,7**	5,7

1. Benchmarked against the upper quartile of a peer group comparison.

KUMBA RESOURCES' FOOTPRINT



We are creating a sustainable future by ensuring the development of our people and the communities in which we operate.

We are prepared to be measured on our triple bottom-line performance.




ITIRELE
SKILLS DEVEL
FOR THE COMM
KUMBA
RESOURCES
THABAZIMBI
IRON ORE MINE



TOP: *Artisan Manie van Dyk performs routine maintenance work on a secondary crusher at Leeuwpan.*

CENTRE: *Trainees from the Thabazimbi community take a break from their programme at the Itireleng Skills Development Centre.*

RIGHT: *An inspection of a dried residue dam at Ticor SA.*

CHAIRMAN'S STATEMENT

A year of notable achievements and excellent operational performance

DAWN MAROLE – CHAIRMAN



INTRODUCTION

Following the acquisition of a majority shareholding by Anglo American plc (Anglo), Kumba has changed its year end from 30 June to 31 December and is reporting audited financial and non-financial results for the 18-months to 31 December 2004.

Kumba celebrated its third year as a listed company as South Africa commemorated its first ten years of democracy. In one decade, our country has achieved, against all odds, a political, economic and social miracle we can be proud of. While we still face many challenges – at company, industry and national level – it has been a privilege to do business in a steadily improving economy, for which the government must take due credit. The strength of the rand, although detrimental for exporters such as Kumba, reflects widespread confidence in our economy and our ability as a nation to transform and therefore perform.

Mining is arguably one of the industries that has recorded the most progress in the past decade. Its successes have led the field in many instances and its setbacks have been fewer, albeit sometimes larger than most. Today, the industry accounts for nearly 12% of our gross fixed capital formation and 39% of the market capitalisation of the JSE Securities Exchange South Africa (JSE). The workplace has been transformed by the tripartite approach – between government, labour and employers – by performance-based remuneration and technological advances. South African mining companies are now global participants, with activities on every continent. Progress, indeed, in just ten years.

We welcome the government's R180 billion extended infrastructure development programme, highlighted by President Thabo Mbeki in his address to parliament in February 2005, particularly given the growth in certain commodity sectors such as iron ore and coal. We reiterate our willing support for public-private partnerships that will accelerate the process to support the growth of South Africa and enable us to advance our own expansion plans, particularly in iron ore and coal, to capitalise on growing global demand for these commodities.

Kumba has delivered excellent results against the backdrop of a substantially stronger currency and despite tough zinc market conditions. I am pleased to advise that the board has decided to approve the payment of a final dividend of 90 cents per share, with a total dividend of 145 cents per share declared for the past 18-month financial period.

Our results reflect the willingness of our teams to meet challenges head on

In challenging times, our executive directors and general managers have performed superbly, reflecting the expertise and efficiency of our teams and their willingness to deal with challenges head on.

BUSINESS ENVIRONMENT

In May 2004, the Mineral and Petroleum Resources Development Act (Minerals Act) was promulgated. This sets the timeline for the conversion of mineral rights to "new order" rights after complying with the requirements of the Minerals Act. Kumba is confident of meeting these requirements in the set time frames and fully supports this legislation, which is intended to change the ownership profile of the industry. However, as participants in this industry, we believe the objectives of the Minerals Act, as well as those of the broad-based socio-economic empowerment charter for the industry (see p52 *Legislative compliance*), can only be realised if the following criteria are met:

- South Africa's mining industry is successful in the international marketplace, where it must seek a large part of its investment and where it sells its products
- The socio-economic challenges facing the industry are addressed in a significant and meaningful way.

The review period was characterised by strong commodity demand, particularly from China, which boosted metal and mineral prices.

The continued strength of the rand, which gained some 15% against the US dollar in 2004, has resulted in the currency being the second-best performer against the US currency this year. The rand touched a six-year high of R5,63 against the dollar in December 2004. The average spot exchange rate for 2004 was R6,36 compared with R7,40 for 2003, and this has sharply reduced the competitiveness of South African exporters. A strong rand has also made imports into South Africa more attractive, which must ultimately affect our ability to create jobs.

An exchange rate that reflects a better balance between the interests of the export and import sectors is required. While the South African Reserve Bank has been very successful at monetary policy implementation in the economy and has continued to build up foreign exchange reserves responsibly, we believe this programme should be accelerated and interest rates kept at levels that support South Africa's economic growth.

The chief executive details the strategic plan under way in Kumba to mitigate the effects of currency strength. Our approach is that currency strength is a variable that has to be managed; companies that manage it well will emerge stronger, better organisations.

SHAREHOLDING CHANGE

In December 2003, Anglo increased its total shareholding in Kumba to 66,62% through a wholly-owned subsidiary. In the review period, Anglo has proved to be a supportive shareholder, and there are many synergies and common values between the groups. Encouragingly, having a London-listed major shareholder has required very little change in the way Kumba does business to conform to international governance requirements.

DIRECTORATE

Following the change in shareholding, Kumba welcomed four Anglo executives to its board during the review period. These directors – Philip Baum, Barry Davison, Bill Nairn and Lazarus Zim – have added value through their international perspective and access to valuable benchmarking data, further strengthening the board.

ECONOMIC EMPOWERMENT

Kumba is currently in discussions with Anglo to develop a suitable empowerment model, one that truly reflects South African society and that will enable us to realise our aspiration to be a national champion in empowerment, given our position as the largest listed diversified mining company resident in South Africa.

HIV/AIDS

Kumba has a comprehensive HIV/Aids strategy, regarded as one of the best in the country for its proactive approach. In a 2003 evaluation done by a global investment bank, UBS, on risk exposure of South African companies to HIV/Aids, Kumba was rated second overall in terms of strategy.

Kumba's HIV/Aids prevalence testing and counselling programme is well advanced at all business units. The implementation of pilot anti-retroviral programmes began at the Zincor refinery, Grootegeluk mine and the corporate office and all employees who voluntarily tested HIV positive are enrolled on the programme. This is detailed on p82.

During the review period, the mining industry guide on HIV/Aids, commissioned by the International Finance Corporation, was published.

International corporate governance standards in place

This guide, informed largely by the policies and procedures at Kumba's Sishen mine, is intended to be the benchmark for smaller southern African mining companies to launch programmes to manage the pandemic.

CORPORATE GOVERNANCE

During the year, Kumba's corporate governance processes were aligned with those of Anglo. The minimal changes required underscore the international practices in place at Kumba and are reflected in numerous awards and accolades, detailed below.

A YEAR OF ACHIEVEMENT

- Kumba's annual report for the year to 30 June 2003 was judged third best in the country in the prestigious annual Ernst & Young Excellence in Corporate Reporting awards. Given that this was only our second annual report, integrating sustainability reporting, being placed third was indeed an honour – and a new challenge.
- Kumba was one of the inaugural companies on the JSE Socially Responsible Investment (SRI) Index, which measures companies on corporate governance, economic, social and environmental criteria. Only 51 companies of the 160 comprising the All Share index qualified for the new index.
- Kumba was ranked first in the mining sector in the independent ratings compiled by Empowerdex, recognising the group's above-average spending on training and development. The Empowerdex (the economic empowerment rating agency) survey measured companies' compliance with empowerment levels.
- Kumba was also first in its sector in the Deloitte/Financial Mail survey of "Best company to work for" which covered 106 companies and over 400 000 employees.
- Our chief executive, Dr Con Fauconnier was named "Boss of the Year®", re-elected president of the Chamber of Mines and awarded an honorary doctorate by the University of the Free State in acknowledgement of his professional contributions to the mining industry and university programmes in the mining field.



Peer group educators at Sishen assisted the International Finance Corporation to compile an HIV/Aids guide for the mining sector.

In just three years, Kumba is delivering on its promise to lead by example and to change the face and perception of the mining industry. Achievements such as these vindicate our decision from the outset to create a company that could benchmark itself against the best and not be found wanting.

DEVELOPMENTS IN AFRICA AND ABROAD

During the year, we consolidated our operating position in China, via our joint venture with a Chinese company in the zinc refinery at Chifeng, Inner Mongolia; and extended our Australian footprint by initiating a joint venture agreement (with Anglo Coal) to evaluate and possibly develop our Moranbah South coking coal property in Queensland.

While the arbitration ruling, detailed in the chief executive's review, over the Hope Downs project in Western Australia was a disappointment, we will continue to pursue the significant growth opportunities available to us both locally and internationally. Until our participation in the project is finally resolved, we remain committed to the contractual arrangements with our partner.

Our commitment to seeking appropriate opportunities on the African continent has been reaffirmed by the commencement, in conjunction with subsidiary Ticor, of an exploration

The new financial year will be one of delivering on growth projects

programme on a mineral sands property in south-western Madagascar; and in the conclusion of a joint venture agreement with an agency of the government of Senegal to conduct a feasibility study into the development of the Faleme iron ore property. These investments are in addition to our existing operations at Rosh Pinah lead/zinc mine in southern Namibia and our interest in reviving the Kipushi zinc property in the Democratic Republic of Congo. We remain fully supportive of the NEPAD (New Partnership for Africa's Development) initiative launched two years ago by our president and continually work to find ways in which to give it substance in our business.

APPRECIATION

Kumba is driven by its people, its culture and its commitment to continuous improvement. Results for the period clearly reflect the calibre and enthusiasm of our people at all levels, the expertise of our management team and the contribution of our board members. On behalf of the board, I thank every one who has contributed greatly to the group's success through innovation and passion.

I also thank my fellow board members for their constructive counsel, which is so important in guiding the group, and the dedicated chairmen of the respective board committees.

Dr Fauconnier is a visionary leader and an inspiration to a management team that I believe is among the best in the industry. Their commitment augurs well for Kumba's continued growth and success in a global market.

We greatly value the close relationships we have developed with senior members of relevant government departments and industry bodies. We will continue to foster these relationships for the good of the industry and our nation.

PROSPECTS

The 2005 financial year will be one of delivery, one in which the plans developed in recent years will begin to bear fruit as Kumba unfolds an exciting future. With a strong expansion pipeline in place, excellent growth prospects in many of our commodities and an empowerment model approaching finalisation, Kumba is well placed to capitalise on opportunities in its field and participate in the infrastructural improvement plans of partners, such as the state-owned enterprises, which will help underpin South Africa's global competitiveness.

Kumba's rising share price – a 47% increase since December 2003 – clearly indicates that investors perceive value in the company. We will continue to focus on creating the environment that will enable us to deliver that value to all our stakeholders.

Dawn Marole
Chairman
11 March 2005

A YEAR OF ACHIEVEMENTS

Kumba's annual report for the year to 30 June 2003 was judged **third best in the country** *in the prestigious annual Ernst & Young Excellence in Corporate Reporting awards.*

Kumba was ranked **first in the mining sector** *in the independent ratings compiled by Empowerdex.*

Kumba was also **first in its sector** *in the Deloitte/Financial Mail survey of "Best company to work for".*

Kumba was one of the **inaugural companies** *included on the JSE Socially Responsible Investment Index.*

ERNST & YOUNG


EMPOWERDEX
ECONOMIC EMPOWERMENT RATING AGENCY

Deloitte.


JSE
SECURITIES EXCHANGE
SOUTH AFRICA

CHIEF EXECUTIVE'S REVIEW

Our third year coincided with South Africa's third democratic elections

CON FAUCONNIER – CHIEF EXECUTIVE



Kumba's third year coincided with South Africa's third democratic elections. To mark the occasion, Kumba was a major sponsor of the prestigious publication, *South Africa The Good News 2014 – the story of our future*. The sentiment in this publication reflects our confidence in the future of this country and recognises the determination of so many people to make a real difference in improving the quality of life of all our citizens.

OVERVIEW

The physical performance of Kumba's businesses for the review period was excellent, particularly when facing markets characterised by the impact of a strong rand on prices for most of our commodities. While US dollar prices for iron ore, coal and zircon were good, the prices for titanium dioxide pigment and slag were slow to follow the upward price trend in commodities. The zinc price is recovering, which benefits our Rosh Pinah operation but to a lesser extent Zincor whose profitability is currently under pressure due to low zinc treatment charges and poor concentrate quality.

Under these circumstances, Kumba's financial performance was good, with revenue increasing by 15% due to higher production levels, higher sales volumes, increased commodity prices and the financial consolidation of our Australian subsidiary, Ticor Limited, from April 2003. Our financial results are detailed in the financial review on p22.

HIGHLIGHTS

There were many highlights for Kumba during the review period, some of which the chairman has noted. Operationally, highlights of the year included:

- ISO 14001 and OSHAS 18001 certifications – Sishen, Grootegeluk, Thabazimbi, Tshikondeni, Ticor SA, Zincor, Glen Douglas and Ferrosilicon achieved this prestigious international accreditation during the review period. By world standards, these are remarkable achievements and a fitting challenge for our other business units.
- Record safety performance – Kumba has improved its safety levels every year, with the yearly target for lost-day injury frequency rate (per million manhours worked) now at 1,75 from 2,5 in 2004. Regrettably, two people died during the year which is two too many. Unfortunately a further two fatalities occurred early in 2005. Our target remains zero fatalities, and we will continue to monitor safety standards very closely to ensure we achieve it.
- A waterfall last seen over 50 years ago flowed from the top of the Hlobane mountain in KwaZulu-Natal due to a successful rehabilitation process that focused

A business improvement programme will add R800 million to net operating profit from 2006

on an integrated water management plan during the ongoing closure activities at our Hlobane mine. This waterfall, an environmental first in the history of mine rehabilitation, ensures the sustainability of one of the most important water catchment areas in the province (p90).

- Towards the end of the year, expansion projects totalling over R500 million received board approval. At Grootegeluk, a new plant is being built to treat and beneficiate 700ktpa coal for the production of market coke. The plant is expected to be commissioned in July 2006. Expansions at Leeuwpan will add an additional 1Mtpa of power station coal to the product portfolio. It will be railed under a supply contract to Eskom's Majuba power station from August 2005.
- The ramp up of the furnaces at Ticor SA – the first furnace was commissioned in March 2003 and the second was recommissioned in December 2004. Our investment in heavy minerals is now beginning to reap dividends, with production at the mine and minerals separation plant delivering excellent results. By 2006, this operation will be producing 250ktpa of titanium slag and 145ktpa of low manganese pig iron, adding volume and diversity to the existing heavy minerals product range.
- Thabazimbi iron ore mine received a gold award from the National Productivity Institute for its selective mining project and a project to beneficiate lower-grade ore is under way which could increase current production and extend the life of mine by more than 20 years (p91).
- AlloyStream™ (formerly Ifcon™) is a process technology developed and patented by Kumba for the low-cost production of metals from a variety of feedstocks. During 2004, the process was tested in the production of ferromanganese. Promising results have prompted discussions with various participants in the industry to conduct feedstock-specific feasibility studies for a commercial scale plant.
- In China, the Chifeng zinc refinery in Inner Mongolia was expanded to double capacity to 50ktpa of zinc metal. Operating in China has presented a steep learning curve but the results reflect our ability to manage a foreign operation, specifically in China, which is the world's most important market for base metals.
- Kumba continues to enhance its risk management systems, which are on par with best practice in our industry.
- Kumba's numerous awards during the year are testimony to the calibre of our people and their commitment to achieving targets in challenging markets.
- Training and development – internally and externally, Kumba is touching the lives of thousands of people through skills development, from basic to advanced, from enterprise-focused to entrepreneurial. Notably, Kumba trained 24% of all apprentices in the mining industry during 2004.

BUSINESS ISSUES

Kumba has proactively managed the risk of a strong currency, which has a substantial effect on our bottom line, by increasing efficiencies to support earnings. We believe the rand will remain strong for most of 2005. We welcome the improved stability of the currency which enables some form of forward planning and believe that with a better balance between the needs of importers and exporters, the latter should be able to prosper.

Accordingly, towards the end of 2003 Kumba initiated a revised strategy which has been launched across the group to accelerate the improvement processes already under way. This was done in light of an adverse macro-economic environment created by a volatile commodities market, the sustained strength of the rand against the US dollar and cost escalations, many of which were beyond our control, particularly administered prices such as rail tariffs on the general freight lines and fuel prices.

To enable the group to remain competitive and achieve its growth aspirations, the executive team re-examined the way the company is structured and managed. We wanted to ensure we have a robust group that is capable of dealing with adverse macro-economic conditions and one that is capable of capturing current and future growth opportunities.

The result was an ambitious, but realistic, business improvement programme that will add R800 million to net operating profit in FY2006. This is based on achieving our required investment returns at an exchange rate of R7,00 against the US dollar and long-term commodity prices and sustaining viable operations at an exchange rate of R6,00 against the US dollar. The programme is comprehensive: it will achieve the target through a combination of cost reduction, increased throughput and revenue, and improved business processes. Unfortunately, a limited number of jobs may be affected, but as a responsible employer, we have a rigorous process in place to minimise this potential. This includes redeployment of affected people in light of the group's growth opportunities, and natural attrition.

Sustainability is integral to the foundation values that guide the way we do business

The continued strength of the rand validates this strategic decision and the need for the programme. The magnificent response of Kumba's people to the challenge, and the efforts of the dedicated business improvement programme team, has seen 1 001 ideas generated, of which 538 were implemented to contribute R400 million in the review period. Of this, R169 million consisted of savings. We are confident that all the programme's targets will be met by December 2005.

Transport and the associated infrastructure are key elements in Kumba's ability to meet growing demand for our exports. Infrastructural expansion to manage the additional capacity is critical and the support of new management teams at state-owned enterprises, Transnet and its associated divisions, SA Port Operations, the National Port Authority and Spoornet, is most encouraging.

As part of the government's infrastructural expansion plan, 12Mtpa will be added to the capacity of the Sishen/Saldanha rail line and port facilities by 2009 to cater for the needs of Kumba. Studies are currently under way to evaluate the feasibility of a further 17Mtpa iron ore expansion. Once the Richards Bay Coal Terminal (RBCT) Phase V expansion is finally approved by Transnet, Kumba will also be able to export 2,5Mtpa of coal through the South Dunes Coal Terminal consortium.

We are pleased that an agreement signed in March 2005 with Transnet provides a new contract for the transport and handling of export iron ore from Sishen through Saldanha. The contract caters for a rand-based tariff and capacity of up to 35Mtpa of exports by 2009. I acknowledge the sterling efforts made by Transnet group chief executive, Maria Ramos, Transnet executive director, Pradeep Maharaj, Kumba business operations director, Mike Kilbride, and their respective negotiating teams, to reach a mutually-beneficial agreement that signals a new era. The expansion of the export channel paves the way for the implementation of the Sishen expansion project, which received board approval in February 2005, and the development of the Sishen South project. These two projects will lift iron ore exports from the Northern Cape to over 40Mtpa.

The advent of the RBCT Phase V expansion will also enable Kumba to initiate the Inyanda coal mine – a joint venture with empowerment company, Eyesizwe Coal – and increase coal exports to over 3Mtpa. These growth opportunities are detailed on p43.

Expansion projects and opportunities will benefit from improved empowerment credentials for Kumba. Constructive discussions with Anglo about an empowerment partner for Kumba and the most appropriate model through which to achieve empowerment are well advanced.

The chairman has noted the introduction of legislation that affects Kumba's operations. There is an encouraging level of engagement between the industry and the Department of Minerals and Energy on technicalities that arise in the implementation of the Mineral and Petroleum Resources Development Act. For example, the implications of the Institution of Legal Proceedings Against Certain Organs of State Act, 2002 (ILPA), posed a potential problem for the industry. This was discussed with the department and satisfactorily resolved. Kumba has taken the decision that the assurances from government were adequate for Kumba to refrain from instituting possible claims for compensation in the event of expropriation under the act. Likewise, when uncertainty arose around the ownership requirements for unused state-owned mineral rights, this was also resolved through discussion with the department and labour.

SUSTAINABILITY

Kumba adopted triple bottom-line reporting in its 2003 annual report, which successfully integrated financial and non-financial reporting to stakeholders.

For Kumba, sustainability is more than a business imperative, it is integral to the foundation values (p4) that guide the way we do business. It is evident in all our triple bottom-line practices and is part of our passion to improve the quality of life in the communities that give us our licence to operate.

Both the 2004 and 2003 annual reports incorporate our sustainability



A train on the Sishen/Saldanha iron ore rail line.

A clearly-defined strategy underpins a common purpose

reporting and are based on the internationally-recognised Global Reporting Initiative (GRI) guidelines. GRI guidelines for the mining sector are in draft form, and are expected to be finalised in 2005. These will be incorporated into Kumba's sustainability reporting as we progress incrementally towards meeting GRI "in accordance" guidelines.

Given the change in Kumba's year end from June to December, in the latter half of 2004 we published an interim (1 July 2003 – 30 June 2004) sustainability review report on our website (www.kumbaresources.com) to update stakeholders on progress. In that period, we made good progress in many areas, specifically in training and development, job creation, HIV/Aids awareness projects and electronic environmental management systems.

Our commitment to meeting and exceeding our targets is firm. Throughout the group, processes are under way to ensure that we can report measurable results and useful information to stakeholders to provide an informed understanding of Kumba's impact on the economy, society and environment in which we operate.

One of the benefits of being a young company is that we were able, from the outset, to create a contemporary company, one that considered global best practice and sustainability as equally-important performance indicators to profitability.

We acknowledged then, in 2001, that our constituency was bigger than shareholders and adopted a multi-stakeholder approach, one that considers the rights of all who deal with Kumba, directly and indirectly, as we protect the rights of future generations.

These acknowledgements are the bedrock of our future survival and we are ready to be measured by our triple bottom-line performance.

Our commitment is reflected in the considerably broader scope of the independent review of our sustainability reporting, detailed on p94, and we will use KPMG's assurance report findings in our developments in this arena.

Importantly, as our international operations develop, our economic, social and environmental performance will be consistent across three continents, whether legislated or self-imposed, and aligned to GRI guidelines.

During the year, we formalised our commitment to sustainability as an integral part of our business strategy with the development of a group-wide strategic sustainability framework. The responsibility for reporting to the board on sustainability issues rests with me and is an integral part of the chief executive's report I prepare for board meetings. This monitors our progress towards targets in eight focus areas:

- Financial
- Governance, ownership and control
- Resource utilisation
- Workplace
- Environment
- Community and external stakeholders
- Suppliers
- Customers

At each operation, sustainability issues are now integrated into the business plan against which performance is measured.

STRATEGY

Kumba's strategy is clearly defined and well communicated. To grow and prosper, we will:

- Build a balanced portfolio of globally-competitive commodity businesses.
- Attract and retain a highly-skilled and motivated workforce.
- Promote innovation and employ appropriate technology.
- Nurture a culture of continuous improvement and operational excellence.
- Reward our shareholders with superior returns and capital growth.
- Integrate sustainability into all operations.

Accordingly, Kumba will focus on growing its iron ore, coal and heavy minerals businesses. As the prognosis on zinc (base metals) is uncertain, the immediate challenge is to restore the business to a sound financial footing and make an appropriate decision when there is more clarity in this market. Kumba will also consider investing in other commodities such as manganese, given the potential synergies in the Northern Cape and the potential of our AlloyStream™ technology.

Against the background of escalating costs and rand strength, the Kumba business improvement programme referred to earlier remains an integral part of our short- to medium-term strategy for all business units as well as the corporate office.

INTERNATIONAL

Attempts to resolve the withholding of approval of Anglo as controlling shareholder by Kumba's partner in the Hope Downs iron ore project in Western Australia through discussions and mediation failed. The matter was then referred to arbitration in the second half of 2004. The arbitrators ruled in December 2004 that Hancock Prospecting (Pty) Limited (Hancock) has not withheld its approval unreasonably. Kumba has

Our people have proven their passion for performance

lodged a notice of appeal with the Supreme Court of Western Australia on legal advice to preserve its rights in the project.

Concurrently, a process for determining an agreed fair value at which Hancock can acquire Kumba's project interest has commenced. If agreement cannot be reached between Kumba and Hancock, an independent expert is to be appointed to determine a fair value. Kumba will continue to seek a solution in the best interests of all its stakeholders within the contractual framework governing its relationship with its partner.

APPRECIATION

The review period has been one of the most testing, but rewarding, in our short history. The way our people have risen to the challenge has been both humbling and inspiring. Throughout the group, at every level, individuals have given of their best consistently, proving their passion for performance and highlighting the considerable technical and managerial competencies that characterise Kumba's operations. As a team, Kumba has developed a reputation for delivering solid operating results, irrespective of the impact the market has on our business. I thank every one of our employees for the obvious pride they take in their work and the energy they bring to our business.

Kumba has developed strong relationships with customers around the world because of the quality of our products and service. I thank our customers for their loyalty and support and our suppliers who continue to play an important role in our supply chain.

As far as our service providers are concerned, I express our sincere appreciation to KPMG for the professional and unbiased manner in which they have conducted the audit of our group since its listing in 2001. We welcome Deloitte who have become our auditors since the change in control of Kumba and thank them for the constructive manner in which they have engaged with us in performing the group's audit for the period under review.

Throughout the considerable changes and challenges we have faced during the year, our trade unions have participated constructively and added value to our engagements. These sound relationships augur well for our continued progress.

On behalf of management, I thank our board of directors for their constructive contribution and counsel. In particular, our chairman, Dawn Marole, is playing a key role in Kumba's interactions with government and in guiding our strategic development for which we thank her.

OUTLOOK

Kumba faces another challenging year, but a most exciting one as the planning and preparation of recent years begins to unfold and new projects come on stream.

The board has approved over R3,4 billion for expansion projects, including those at Sishen, Grootegeluk and Leeuwpan, detailed on p43 – p45. Our expansion in the Waterberg coalfield heralds the further development of the largest remaining reserves of coal in the country, a region which holds much further potential for Kumba and its customers such as Eskom. Once approval is obtained from Transnet for the expansion of the Richards Bay Coal Terminal, our Inyanda coal mine will go ahead immediately. The new contract with Transnet has also allowed us to start immediately with the Sishen expansion project.

In the light of prevailing economic and supply/demand factors, commodity price forecasts for 2005/2006 have been revised upwards, with notable increases in coal and exceptional increases in iron ore. Growing demand from China is very positive for iron ore and coal. China is also now a net importer of refined zinc which should further underpin the recent increase in the price of zinc (p19). However, the continued shortage of zinc concentrate will keep treatment charges depressed, impacting negatively on the results of Zincor although enhancing those of Rosh Pinah.

Given our expectations for continued strength in the rand, the focus on our business improvement programme will proceed unabated in the new financial year and we are confident of achieving our targets. This initiative, together with stronger commodity markets, in particular the forecast 71,5% increase in the US dollar price of iron ore from April 2005, higher coal prices and further recovery in the US dollar price of zinc, will have a positive impact on the group's results. However, earnings will continue to be affected by the rand.

Dr Con Fauconnier
Chief executive
11 March 2005

MACRO-ECONOMIC REVIEW

The 18-month period under review saw strong economic expansion worldwide, with projected aggregate gross domestic product (GDP) growth in 2004 of more than 4% – the strongest since 1988 (graph below). The main drivers of this improvement in economic performance were low real interest rates worldwide, tax cuts and improved consumer and business confidence. Whereas strong growth was experienced in the US and China, that of Europe and Japan was less robust.

However, towards the end of the period, some deceleration in the global economic pace became evident, primarily due to weak labour markets in the major world economies, high oil prices and the fact that fiscal and interest rate stimuli were gradually being withdrawn. Another contributing factor towards this slowdown was a lack of independent growth outside the US and China, with economic expansion in Europe and the rest of Asia being primarily export driven. Growth moderation in the US and China, therefore, had a negative impact on global expansion. The depreciation of the US dollar also started exerting a negative impact on the export-led growth strategies of Europe and Asia.

These adverse economic developments are expected to persist in 2005, leading to a further slowdown in world economic growth. Leading economic indicators and most surveys of purchasing managers from around the world also show that economic expansion has probably passed its peak. However, there is general expectation that the economic recovery will still have some staying power, especially in the US and Asia, excluding Japan. Global economic growth is thus expected to be lower in 2005 than in 2004, but still marginally above the long-term trend growth rate of 3,1% per annum.

In South Africa, relatively strong economic growth was experienced in 2004, projected to be above 3,5%. Inflation during the year was well within the South African Reserve Bank's target range of 3 – 6%, largely due to the appreciation of the rand against the US dollar, and persistent monetary and fiscal discipline. These positive economic conditions are expected to continue in 2005. However, the strength of the rand had a severe impact on the export earnings of the mining and manufacturing industries.

Real gross domestic product growth rates


Forecast
20
15
10
5
0
-5
World GDP growth (%)
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
China
World
South Africa
Source: Global Insight

COMMODITY PRICES

Strong commodity demand stemming from rapid economic growth in China and elsewhere in the world boosted mineral and metal prices during the last 18 months. Favourable market conditions are expected to continue in 2005, especially in terms of bulk commodities, which will generally remain in short supply.

Steel production worldwide rose by more than 7%, both in 2003 and 2004, driven to a large degree by increased output in China of more than 20% per annum. Iron ore contract prices rose by 18,6% in April 2004 (graph below), but strong demand for ore in China resulted in spot prices in that country at times being more than double the equivalent contract prices. The shortage of iron ore is expected to continue and the first settlements for 2005 indicate significant contract price increases in the region of 71,5%.

Contract prices for hard coking, semi-soft coking and thermal coal increased in 2004 by 25%, 43% and 64%, respectively. Further significant increases have been negotiated for 2005. Early price settlements for hard coking coal were above US$120/t, more than double the 2004 price. Prices for semi-soft coking coal have been settled at some 85% above the 2004 price and that for thermal coal at about 20%. The average RBCT spot thermal coal price was 78% higher in 2004 than in 2003, but the average for 2005 is expected to be similar to or somewhat lower than the previous year.

The LME cash zinc price rose from about US$800/t in early July 2003 to more than US$1 200/t in December 2004, an increase of over 50%. The average price in 2004 was some 27% higher than in 2003. Zinc stocks started declining significantly in late 2004, a trend that is expected to continue in 2005. Analyst consensus suggests that this should lead to a further increase in the average price of zinc in 2005 of between 10 – 20%. However, due to extremely tight market conditions in the zinc concentrate market, treatment charges are expected to remain severely depressed in 2005, comparable to the situation in 2003 and 2004.

Despite an estimated increase of some 8% in world titanium dioxide pigment demand in 2004, titanium dioxide feedstock prices were similar to, or lower than, the relatively depressed prices of 2003. This was due to a significantly oversupplied market. A moderate improvement in prices for titanium dioxide feedstock is possible in 2005. Unlike the other heavy mineral sands products, zircon experienced extremely tight market conditions and prices increased in 2003 and 2004 by 15 – 20% per annum. A similar increase is expected in 2005.

Due to the weakening of the US dollar against the currencies of commodity-producing countries in 2004, price increases in the currencies of these countries were significantly less than in US dollar terms. The 18,6% increase in iron ore prices in US dollars for 2004, for example, was on average only 4,7% in Australian dollar terms and 1,1% in South African rand terms. The US dollar is expected to remain weak against the currencies of the most important commodity-producing countries in 2005.

Historical Chinese iron ore imports and nominal iron ore prices


Iron ore prices (USc/mtu)
50
45
40
35
30
25
20
China imports (Mt)
250
200
150
100
50
0
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
China imports
Lump prices
Fines prices

Sources: IISI, BGS, AME and CRU

THE CHINA FACTOR

China is an increasingly important driver of many commodity markets, fuelled by strong materials-intensive growth over the last decade or more. Citigroup notes that the Chinese contribution to global economic growth and commodities consumption has been dramatic:

- China accounts for 4% of global GDP on an exchange rate basis
- It accounts for 13% of world GDP on a purchasing power parity basis, up from 9% in 1995
- It accounts for 12% of world industrial production, up from 6% in 1995.

China also accounted for some 16% of global demand for commodities in 2003. Its share of world market demand for individual commodities such as steel was 27%, for iron ore 29% and for zinc 21%. It is a major importer of raw materials, to such an extent that demand from China played a major role in the dramatic rise of global dry bulk freight rates in 2003 and 2004.

Strong increases in raw materials demand throughout China also exposed inadequacies in the country's transport and energy infrastructure in 2003 and 2004. Bottlenecks resulted in production being periodically constrained in a wide spectrum of industries. However, accelerated investment in new capacity should see these problems resolved by 2006 or 2007.

The dependence of China on imported raw materials has resulted in the government encouraging large Chinese companies to invest in foreign resource concerns to secure a steady supply of natural resources.

It is estimated that real GDP growth in China was some 9,5% in 2004, driven to a large extent by fixed investment expenditure. The investment-GDP ratio was 43% in 2003, which is not sustainable. A major platform for the high investment rate is the fact that China has the capacity to build industrial plants at a capital cost estimated to be 30 – 40% lower than western counterparts.

To prevent overheating of the economy, and to curb investment spending, the Chinese authorities employed various measures in 2004, including administrative controls and monetary and fiscal instruments. These measures are expected to lead to a moderate and controlled deceleration in growth in the next few years, to about 7,5% per annum. A rate of 7% per annum is viewed as the minimum required by the Chinese government to achieve its economic and social objectives.

A slowdown in investment expenditure growth will probably have an adverse impact on commodity demand, and some signs of this were already in evidence in late 2004 when, for example, China became a net exporter of steel as the increase in domestic consumption decelerated. Preliminary statistics indicate that steel consumption in that country rose by 10,8% in 2004, compared to growth rates above 20% in the previous three years.

It is widely expected that, over time, the commodity intensity of China's GDP will fall. Nevertheless, even a halving of consumption growth from rates of more than 20% per annum would still leave a healthy, and more





The Chinese contribution to global economic growth and commodities consumption has been dramatic.

The Chinese contribution to global economic growth has been spectacular

sustainable, rate of expansion in commodity demand.

The intensity of use of metals and minerals in China lags far behind those of the developed economies of the world and, especially, those of the newly-industrialised economies, such as Korea and Taiwan. It is, therefore, possible that strong growth in commodity consumption could be sustained, albeit at rates somewhat lower than those experienced during the last few years.

Mineral demand in China is extremely important to Kumba, both directly and indirectly. Directly, about 40% of Kumba's iron ore exports went to that country in 2004. Some 87% of the worldwide increase in iron ore imports in 2004 was due to increased consumption in China. Kumba's iron ore exports to China started in 1989 and grew to more than 8Mt in 2004. From 1989 to 2004, more than 75Mt of iron ore has been shipped to that country. Additionally, in 1994, Kumba made an investment of US$10 million to improve port facilities at Qingdao Port in China, followed by another investment of US$3 million in 2002. These investments facilitate the logistics of the company's imports into the county.

Indirectly, economic growth and the concomitant increase in mineral consumption in China have led to a significant increase in international commodity prices. The country is expected to have a positive impact on commodity markets for the foreseeable future.


PHILIPS
HITACHI







Strong growth in China's commodity consumption could be sustained, albeit at rates somewhat lower than these experienced during the last few years.

FOCUS ON STAKEHOLDER PROSPERITY

Our vision, values and governing principles ensure that stakeholder value is enhanced.

We will continue to create wealth for stakeholders by doing what we do better than anyone else and better than before.









TOP: *Upper section of an upcurrent classifier at Sishen.*

CENTRE: *A stacker reclaimer at work at Leeuwpan.*

BELOW: *The Rosh Pinah mine produced a record 124kt of zinc-containing concentrates in the review period.*

- *Solid financial performance*
- *Revenue up 15%*
- *Net operating profit up 41%*
- *Net debt decrease by R669 million*
- *Strong financial metrics*

CHANGE IN FINANCIAL YEAR AND COMPARATIVE ANALYSIS

Following the acquisition of a majority shareholding by Anglo American plc in Kumba in December 2003, the group changed its year end from 30 June to 31 December and is presenting audited financial results for the 18 months ended 31 December 2004. Interim results reviewed by the group's auditors were published for the six months to 31 December 2003 and the 12 months to 30 June 2004.

Unaudited financial results and physical information for the 12-month periods to 31 December 2004 and 2003 respectively, which are aligned with the group's new financial year, are given on p102 to p103, and in the fold-out.

Comments are for comparative purposes based on an analysis of the group's results for these periods. P102 and p103 also contain a comparison of the group's unaudited financial results for the six months ended 31 December 2004 compared with the reviewed corresponding period ended 31 December 2003.

OVERVIEW OF GROUP OPERATING RESULTS

The 12-month period to December 2004 was characterised by excellent operational performance, higher sales volumes, increased US dollar commodity prices and ongoing business improvement initiatives. These factors offset the impact of a stronger rand. As a result, revenue increased by R1 117 million to R8 708 million and net operating profit by R404 million to R1 380 million, with a significant improvement in the group's operating margin (Table 1).

Table 1

R million	18-months ended 31 December 2004	12-months ended 31 December 2004	2003
Revenue	12 599	8 708	7 591
Net operating profit	1 855	1 380	976
Adjusted for non-recurring impairment charges and net deficit/(surpluses) realised on disposal of assets and investments [1, 2]	11	53	(46)
Adjusted net operating profit	1 866	1 433	930
Depreciation and amortisation	971	652	613
Earnings before interest, tax, depreciation and amortisation (Ebitda)	2 837	2 085	1 543
Operating margin (%)	15	16	13
Ebitda margin (%)	23	24	20

1. *Impairments, including reversal of earlier impairment on disposal of assets.*
2. *Net surplus on the disposal of assets and investments.*

Year end changed from June to December

SEGMENTAL RESULTS

Segmental results are shown in tables 2 and 3

Table 2

Revenue R million	18-months ended 31 December 2004	12-months ended 31 December 2004	2003
Iron ore	6 064	4 250	3 789
Coal	2 733	1 878	1 678
Heavy minerals	2 438	1 662	1 211
– Ticor SA	668	514	314
– Ticor Limited	1 770	1 148	897
Base metals	1 212	811	808
Industrial minerals	138	95	82
Other	14	12	23
Total	12 599	8 708	7 591
R/US$ exchange rate realised	6,67	6,51	7,64

Table 3

Net operating profit (Rm)/Margin (%)	18-months ended 31 December 2004 Rm	12-months ended 31 December 2004 Rm	%	2003 Rm	%
Iron ore	1 119	820	19	664	18
Coal	548	430	23	272	16
Heavy minerals	206	254		(6)	
– Ticor SA	(19)	(10)		(6)	
– Ticor Limited	225	264	23		
Base metals	(151)	(116)		(80)	
Industrial minerals	30	20	21	21	26
Other	103	(28)		105	
Total	1 855	1 380	16	976	13

IRON ORE

Revenue for the 12 months to 31 December 2004 increased by 12% and net operating profit by 23% over the comparative period as higher US dollar average prices of 18,62% from 1 April 2004 (compared with a price increase of 9% on average from 1 April 2003), and stronger sales volumes together with an ongoing cost focus, offset the effect of the stronger rand. The international US dollar prices for iron ore are set from 1 April until 31 March the following year.

COAL

Revenue increased by 12% over the comparative period as a result of high sales prices and volumes. The higher revenue together with cost containment initiatives resulted in a substantial improvement in net operating profit of 58%.

HEAVY MINERALS

TICOR SA

Revenue increased by 64% over the comparative period due to higher sales of titanium slag and pig iron together with stronger zircon, pig iron and rutile prices. The stronger currency and shut-down of furnace 2 (p38) led to an operating loss of R10 million.

TICOR LIMITED

Ticor Limited, through its 50% joint venture in Tiwest, increased revenue by 28% over the comparative period as a result of higher sales and better mineral prices. Ticor Limited was fully consolidated into Kumba's accounts from 1 April 2003. A contribution of R264 million was made to the group's net operating profit due to the higher revenue, cost savings and the non-recurring impairment charge of R89 million relating to Ticor Chemicals raised in 2003, which offset its net operating profit in that year.

BASE METALS

Revenue increased marginally as the realisation of a lead sales order of Rosh Pinah which moved into 2005, negated the effect of a 7,8% increase in the average rand price of zinc over the comparative period.

Lower treatment charges, an increase in the environmental rehabilitation provision on mine closure according to the standards applicable to the group's South African operations and non-recurring impairment charges, resulted in an operating loss of R116 million for the past 12-month period.

Table 4: Base metals adjusted net operating profit

R million	18-months ended 31 December 2004	12-months ended 31 December 2004	2003
Net operating (loss)	(151)	(116)	(80)
Adjusted for:			
• Impairment of ZnERGY (Pty) Limited [1]	26	26	
• Impairment of preference shareholding in Rosh Pinah Mine Holdings (Pty) Limited [2]	9	9	
• Environmental rehabilitation provision	25	25	
• Other provisions	15	15	
Adjusted net operating (loss)	(76)	(41)	(80)
Depreciation and amortisation	69	45	58
Adjusted earnings before interest, tax, depreciation and amortisation	(7)	4	(22)

1. *The impairment of the investment in ZnERGY (Pty) Limited, a zinc air fuel battery component manufacturing plant, was due to the liquidation of its technology provider and critical component supplier, Zoxy Energy Systems AG.*
2. *The impairment was raised against a preference share investment made in 2000 in a strong US dollar and zinc price environment to facilitate a 5% empowerment interest in Rosh Pinah Zinc Corporation (Pty) Limited.*

Heavy minerals now contributing 19% to group revenue

The revenue and net operating profit (EBIT) contribution of the various businesses is as follows:

Revenue contribution


12m04
12m03
49% Iron ore
Iron ore 50%
22% Coal
Coal 22%
19% Heavy minerals
Heavy minerals 16%
9% Base metals
Base metals 11%
1% Industrial minerals
Industrial minerals 1%

EBIT contribution


12m04
12m03
54% Iron ore
Iron ore 62%
28% Coal
Coal 26%
17% Heavy minerals
Heavy minerals 0%
0% Base metals
Base metals 0%
1% Industrial minerals
Industrial minerals 2%
0% Other
Other 10%

NET FINANCING COSTS

Net financing costs consist of interest expense, net of interest earned and interest capitalised on project developments.

The average monthly effective cost of borrowings decreased from 12,5% per annum to 11,3% per annum in line with lower interest rates. At 31 December 2004, 65% of our corporate borrowings were at fixed interest rates while all of the Ticor SA project loans bear interest at fixed rates.

Net financing costs increased marginally to R271 million and were covered eight times by Ebitda compared with six times in the 12 months to 31 December 2003.

Interest cost of R118 million was capitalised, mainly in respect of the project loan facilities taken up for the Ticor SA project, compared with R96 million in the comparative period. Capitalisation of interest on the project loans for the mine operation of Ticor SA ceased in December 2001 and for the smelter operation on 31 December 2004.

INCOME FROM EQUITY-ACCOUNTED INVESTMENTS

Our share of attributable losses from investments, before tax, has reduced significantly as a consequence of an anticipated lower loss to be reported by AST Group Limited (AST) and a first contribution from our investment in the Chifeng-Kumba-Hongye Zinc Refinery in China (Table 5).

Table 5: Income from equity-accounted investments

R million	18-months ended 31 December 2004	12-months ended 31 December 2004	2003
Ticor Limited [1]			8
AST	(43)	(23)	(64)
Transorient Ore Supplies [2]	20	13	14
Chifeng Zinc Refinery [3]	10	9	1
Total	(13)	(1)	(41)

1. Equity-accounted until 31 March 2003; consolidated from 1 April 2003.

2. Incorporated joint venture for the distribution of iron ore sales into east Asia.

3. Production commenced in December 2003.

EARNINGS

The substantial increase in net operating profit and the reduction in the equity-accounted loss from that reported for the comparative 12-month period, offset to some extent by a significantly higher tax charge, resulted in profit attributable to ordinary shareholders increasing by 21% to R677 million. Headline earnings were 34% higher at R774 million or 258 cents per share.

Table 6: Earnings

R million	18-months ended 31 December 2004	12-months ended 31 December 2004	2003
Attributable earnings	942	677	559
Adjusted for:			
• Net (surplus)/deficit on disposal or scrapping of operating assets	(24)	110	(138)
• Impairment charges after reversal of prior period impairment of assets [1]	35	(57)	92
• Closure cost	35	35	
• Goodwill amortisation	(6)	(4)	7
• Our share of associates' goodwill amortisation and exceptional items	47	29	50
• Tax effect	(12)	(16)	7
Headline earnings	1 017	774	577

1. Impairment charges raised:			
• Ticor Chemicals cyanide plant in Australia resulting from unfavourable market conditions and the stronger Australian dollar	89		89
• Investment in ZnERGY (Pty) Limited	26	26	
• Preference share investment in Rosh Pinah Mine Holdings (Pty) Limited	9	9	
• Reversal of impairment of shipping assets sold in September 2003	(90)	(90)	
• Other	1	(2)	3
Total impairments	35	(57)	92

Final dividend of 90 cents per share

TAXATION

The tax change for the 12-month period to 31 December 2004 increased to R341 million in line with the improved net operating profit.

The effective tax rate is 30,8%. The rate of 21,7% in the comparative period was mainly due to a tax write-off on the acquisition of mining equipment.

DIVIDENDS

The board reviewed our policy of declaring annual dividends and approved the payment of interim dividends from the end of the group's 2003 financial year.

The board accordingly approved the following dividends for the 18-month period ended 31 December 2004.

Period ended:	Dividend (cps)	Declared	Paid/Payable
31 December 2003	20	February 2004	March 2004
30 June 2004	35	August 2004	September 2004
31 December 2004	90	February 2005	March 2005

Dividends declared for the 12 months to 30 June 2004 were 3,2 times covered by attributable earnings and 2,15 times for the 18 months to 31 December 2004.

Our policy remains to declare regular dividends. The level of dividend payments is reviewed against prevailing trading conditions and our balance sheet structure and available cash flow, taking cognisance of value-adding growth opportunities.

CASH FLOW

Higher earnings before interest, tax, depreciation and amortisation resulted in an increase in cash flow from operating activities of R160 million to R1 432 million over the comparative period.

Table 7: Cash flow

R million	18-months ended 31 December 2004	12-months ended 31 December 2004	12-months ended 31 December 2003
Cash flow from operating activities	1 605	1 432	1 272
Cash used in investing activities			
• New capacity	(826)	(487)	(988)
• Other capital expenditure	(570)	(399)	(348)
• Net impact of Ticor Limited consolidation			366
Asset and investment disposals	238	50	224
Share issue [1]	132	(1)	133
Other movements [2]	(114)	74	(1 240)
(Increase)/decrease in net debt	465	669	(581)

1. *Proceeds from the issue of shares under the management share scheme after the mandatory offer by Anglo American plc in November 2003.*
2. *Primarily non-cash flow movements in net debt arising from currency translation differences and the acquisition of a controlling interest in Ticor Limited on 1 April 2003.*

DIVESTMENT OF NON-CORE INTERESTS

In line with the group's strategy to remain focused on its core commodity businesses and to consider other commodities which could be complementary, we divested during the past 18-month period of certain non-core investments.

Following a rights issue undertaken by AST Group Limited (AST) in October 2003 as part of a business improvement and financial restructuring programme, our interest in AST reduced from a shareholding of 26,7% and an outstanding loan of R35 million to 26,4% and a secured loan of R24 million.

In terms of a recently announced restructuring of AST, it will, subject to shareholders' approval, acquire the businesses of Gijima Info Technologies Afrika (Pty) Limited as its black economic empowerment partner and simultaneously undertake a rights issue of R160 million. Kumba will underwrite the rights issue to the extent of R20 million by converting a portion of its secured loan into shares. Should we subscribe for shares to the full extent of our underwriting commitment, our shareholding of 22,34% and secured loan of R41 million at 31 December 2004 will nevertheless reduce to 12% and a secured loan exposure of R21 million. The restructuring is expected to restore AST's profitability. AST is an important information technology supplier to the Kumba group. We will continue to pursue opportunities to divest from our residual interest.

Divestment	Pre-tax proceeds (Rm)	Book value (Rm)	Pre-tax surplus (Rm)
• 30,13% interest in Mincor Resources NL, a listed Australian mining and exploration company into which our gold and exploration assets were vended in 1999	103	31	72
• 40% interest in two bulk ore carriers	73	27	46

FINANCIAL STRUCTURE

Net debt decreased by R669 million to R1 909 million at 31 December 2004 as a result of the stronger cash flow generated and lower capital expenditure.

The group's net debt to equity ratio was 30% with net debt 0,9 times Ebitda compared with 41% and 1,7 times Ebitda at 31 December 2003.

The redemption profile of our long-term interest-bearing borrowings is well spread with significant undrawn facilities and a low utilisation of short-term bank lines (Table 8).

CAPITAL EXPENDITURE

Table 9 contains a comparison of capital expenditure for the 12-month periods ended 31 December 2004 and 2003 together with an estimate for the 2005 financial year. Our investment in the Ticor SA project has dominated our capital expenditure into new production capacity over the past two calendar years while the approved Sishen expansion and coal projects (p43 to p45) account for 56% of the 2005 estimated capital expenditure.

Table 8: Debt structure

R million	Drawn	Undrawn	Maturity profile	
Long term			2005	784
Corporate	1 503	282	2006	556
Heavy minerals project finance	1 017		2007	865
Ticor Limited	595		2008	234
	3 115		After 2008	676
Short term	52			3 115
Total debt	3 167			
Cash and cash equivalents	(1 258)			
Net debt	1 909			

Capital expenditure dominated by investment in Ticor SA in past two years

Table 9: Capital expenditure

R million	Financial year 2005 Estimate	18-months ended 31 December 2004	12-months ended 31 December 2004	2003
Sustaining and environmental	476	570	399	348
Expansion				
• Iron ore	767	79	38	137
• Coal	401	81	66	30
• Heavy minerals	164	624	351	779
• Base metals	28	42	32	40
• Other	–	–	–	2
Total	1 836	1 396	886	1 336

HEDGING

Our hedging of export earnings is focused on short-term forward periods within board-approved policy parameters. Hedging contributed R60 million for the past 12 months and R100 million for the 18-month period to 31 December 2004.

BUSINESS IMPROVEMENT PROGRAMME

The chief executive in his review on p13 sets out the imperative for, and details of, the business improvement programme launched by the group. The target set in 2004 of an R800 million sustainable contribution to net operating profit from our 2006 financial year will be rigorously tracked and reported. Some R665 million of this R800 million, expressed in 2005 money terms, is expected to realise in 2005.

The graph depicting EBIT comparison shows that the benefits of the business improvement processes have already started to flow through to the group's results for the past 12 months which reflect higher sales volumes and cost savings.

EBIT comparison


R million
976
380
1 373
(641)
(269)
(343)
(271)
175
169
1 549
(169)
1 380
12M03 EBIT
Sales
Price
Exchange rate
Inflation
Volume
Production
Distribution cost
Ticor Ltd
Cost savings
"Core" EBIT
Non-recurring items
12M04 EBIT

POST-RETIREMENT BENEFIT LIABILITY

The three accredited medical aid funds are structured to exclude any employer liability for post-retirement medical benefits in respect of either existing or past employees.

Kumba is a participating employer in a number of defined contribution funds and two closed defined benefit funds. These defined benefit funds were adequately funded as per the latest actuarial valuations on 31 December 2003 and 31 December 2002 respectively.

SHARE PRICE PERFORMANCE

A year-on-year, 12 months to 31 December comparison shows that the volume weighted average share price was R40,07 against R32,47 for the previous year, while the daily trade in shares averaged 271 247 in 2004 compared with 671 310 in the corresponding period. In the year under review, the share peaked at R49,00 in November 2004 (against a high of R39,95 in the previous financial year) and bottomed at R32,35 in June 2004 versus a low of R24,10 in April 2003. Following a solid set of results and news of the first iron ore price settlements for 2005, Kumba's share reached a new high of R70,40 on 4 March 2005.

Since listing on 26 November 2001, Kumba has outperformed both the ALSI 40 (+25%) and Resources (+35%) indices. The acquisition of a majority shareholding by Anglo in the group in December 2003 resulted in the liquidity and tradeability of the share decreasing significantly. Although this has affected its rating, Kumba's share price nevertheless, in the year under review has outperformed the JSE Resources index by 14% but underperformed the ALSI 40 index by 3%. This can be compared to a performance in line with the ALSI 40 in 2003 and a 5% outperformance of the Resources index over the same period.

Table 10: Share price analysis (SA cents per share)
Year-end 31 December

	High	Low	Median
2004	**4 900**	**3 235**	**4 007**
2003	3 995	2 410	3 247
2002	5 850	3 001	4 158
2004			
First quarter	4 363	3 711	4 164
Second quarter	4 450	3 235	3 781
Third quarter	4 920	3 325	4 007
Fourth quarter	4 900	3 950	4 462
2003			
First quarter	3 425	2 510	3 098
Second quarter	3 390	2 410	2 873
Third quarter	3 995	3 000	3 345
Fourth quarter	3 799	3 380	3 649

Share price against daily traded volumes



6 000 000
5 000 000
4 000 000
3 000 000
2 000 000
1 000 000
0
6 000
5 000
4 000
3 000
2 000
1 000
0
(cents per share)
Jan 2003
Feb 2003
Mar 2003
May 2003
Jun 2003
Aug 2003
Sep 2003
Nov 2003
Dec 2003
Jan 2004
Mar 2004
Apr 2004
Jun 2004
Jul 2004
Sep 2004
Oct 2004
Dec 2004
Volume traded (millions)
Share price (cents per share)

Relative share price performance (y-o-y)



55
50
45
40
35
30
25
20
15
10
5
0
Year-on-year
Jan 2003
Apr 2003
Jul 2003
Oct 2003
Jan 2004
Apr 2004
Jul 2004
Oct 2004
Dec 2004
KMB
ALSI 40
Resources Index

A STEPPING STONE OF OPPORTUNITY FOR SOUTH AFRICA

Kumba is firmly anchored in South African soil and our commitment to the country enables us to act as a stepping stone to a brighter future through the development of our country's people.











TOP: *The Tshikondeni mine in Limpopo province.*

CENTRE: *From left, shift foremen Petrus Jonkers and Pieter Tities, and supervisor William Leberegan, use a dispatch system to monitor and control the allocation of equipment at Sishen.*

BELOW: *Production at Zincor refinery.*



BUSINESS OPERATIONS REVIEW

The physical performance of all the business units has been excellent and reflects a strong commitment to performance management and the development of people.

Strong commodity demand, largely due to ever-growing demand from China, resulted in increased prices and improved volumes for the commodities that Kumba produces. Record production of iron ore was achieved as a result of strong demand from the domestic and export markets. Good domestic demand from the power, steel and ferroalloy sectors resulted in record levels of sales of our various coal and industrial minerals products. The heavy minerals business continued with ramping up the two furnaces at the South African operations while the Australian operations had an excellent production performance. The zinc business had another difficult year. While metal prices did recover during the year, low treatment charges and the strong rand negated higher prices.

A good safety, health and environment performance is paramount to the success of all our operations. The reduction in fatalities, by half, to two is gratifying but our goal remains an injury-free environment and all our operations are committed to this. The loss of two colleagues is deeply regretted and it is most unfortunate that a further two fatalities occurred early in 2005.

The initiative to have all our operations listed for international certification on safety and the environment, OSHAS 18001 and ISO 14001 respectively, has progressed well. During 2004, the group obtained international environmental and safety management certifications (ISO 14001 and OHSAS 1800) in eight of its ten operations.

OPERATIONAL EXCELLENCE

Achievements

The programme to improve performance through initiatives focused on people, processes and operational excellence yielded a number of excellent results:

- Record iron ore production output of 27,6Mt from Sishen mine
- Record of 22,1Mt of iron ore railed from Sishen to the Saldanha port
- Record annual iron ore sales of 30,3Mt in total
- Record coal production output of 17,4Mt from Grootegeluk mine
- Record annual coal sales of 19,6Mt in total
- Record zinc concentrate production output of 124kt from the Rosh Pinah mine
- Record attributable pigment and synthetic rutile production of 54kt and 112kt respectively at Ticor Limited's Tiwest joint venture
- Cost containment at all operations.

Challenging targets have been set for the coming year

A business improvement programme at all business and service units is being managed as part of the Kumba initiative to improve overall performance from 2006 by a contribution of R800 million in operating profit per annum.

Comparative analysis

The review of the individual business operations reflects the 12-month period ended 31 December 2004 against the 12 months to 31 December 2003. Physical information for the periods is shown on p3 and in the fold-out.









FAR LEFT: *Leeuwpan mine surveyor Leon Adendorff and contractor Kevin Langeveldt assist with the calibration of a computer-aided system that uses GPS to accurately position earthmoving equipment to prevent cross-contamination of coal extracted from seams containing different levels of quality.*

ABOVE: *The Tshikondeni box-cut and entrance leading to the underground workings.*

BELOW: *David Keepi and J Basiami survey the loading of iron ore on to rail wagons at the Sishen mine. Sishen's exports are transported via an 861km dedicated iron ore rail line to the port of Saldanha.*

Record production levels and notable improvement in operating efficiency

IRON ORE

Physical information	2004 000t*	Y-O-Y %
Total production	30 112	2
Total sales	30 294	2
Exports	20 923	2
Domestic	9 371	1
Capital expenditure (R million)	172	(28)

** = metric tonnes*

Y-O-Y = year-on-year

OVERVIEW

Kumba is a leading global high-grade lump iron ore producer. The principal iron ore assets are the mines at Sishen (Northern Cape) and Thabazimbi (Limpopo). Together, the mines produce 30Mtpa of iron ore, which accounts for 81% of South Africa's total demand and 4% of the global seaborne trade. The combined resources of these mines exceed two billion tonnes of high-quality iron ore.

Sishen is under a contractual obligation to deliver 6,25Mtpa of iron ore to Mittal Steel South Africa Limited (Mittal) at cost plus a 3% management fee and Thabazimbi mine supplies iron ore exclusively to Mittal on the same basis.

As an export-driven operation, Kumba's iron ore division performed extremely well during the review period.

Final product output increased by 1,8% on the back of record production levels during the second quarter of 2004. Sishen mine's excellent operational performance outstripped the Sishen/Saldanha rail line capacity and performance, resulting in full stockpiles which

Export revenue contribution



China	38%	Germany	10%
Japan	23%	Austria	9%
UK	13%	Other	7%

curtailed production levels. Selective mining practices with resulting ore gains reduced the overall stripping ratio at Sishen to 1,8, which has proven to be a sustainable practice without undue risk of unexposed ore.

On a year-on-year basis, exports from Sishen increased by 2,3%, underpinned by strong international demand for iron ore, particularly from Asian economies. Exports were made to 30 major steel producers in eight countries and accounted for 76% of Sishen's production.

Domestic sales improved by 1,5%, mainly driven by increased demand from Mittal.

Some 18% of operating expenses and 100% of distribution costs were US dollar-denominated. Strong international demand for resources resulted in substantial increases in commodity prices, which mitigated the pressure of the strong local currency. Despite the unfavourable currency, there was a notable improvement in the operating efficiency as reflected by the operating margins on p23.

Both Sishen and Thabazimbi achieved excellent safety results during the period. The lost-day injury frequency rate declined from 3,07 in December 2003 to 2,54 in December 2004.

Kumba's strategic intent is to grow this division and optimise shareholder value. To achieve this, the division aims to increase production to 72Mtpa by 2011 and sustainably enhance shareholder value. This strategy entails competing in the global iron ore market in a focused and differentiated manner by:

- Reducing or containing operating expenses to increase the operating margin and return on capital employed
- Establishing and sustaining preferred-supplier status in high-margin markets
- Increasing international and domestic sales by developing new business ventures
- Being a responsible corporate citizen.

PROSPECTS

The tight supply/demand situation in the seaborne iron ore industry continued during the past 12 months,

Given a buoyant outlook for iron ore, capacity expansions are under way

again driven by demand from Asian economies and underpinning the announcement of several expansion projects by producers performing at record levels.

The iron ore market outlook remains positive. Annual price negotiations for 2005/2006 are under way and initial settlements have been made at 71,5%, effective April 2005. This is substantially more than the 18,6% achieved in April 2004.

The global steel market is buoyant, with record prices across a range of products and geographical regions. Steel production in China for 2004 was 23% above the 2003 level. Kumba's customers in Europe, Japan and China have all been operating at capacity and it is expected that current demand will continue at least into the second half of 2005.

In March 2005, Kumba signed an agreement with Transnet that provides a new contract for the transport and handling of export iron ore from Sishen to Saldanha. The contract caters for a rand-based tariff and capacity of up to 35Mtpa by 2009.

In the short term, rail capacity will be increased to the contractual volume of 23,5Mtpa. A revised train schedule to deliver these volumes is being commissioned early in 2005. The commissioning of a new rail wagon tippler at Saldanha port is planned for the second half of 2005. A new ship loader at the port was commissioned in June 2004 and is currently in full operation. Although the commissioning of other equipment is slightly behind schedule, it is expected that all new equipment will be operational by December 2005. The planned capacity ramp up from the current 29,0Mtpa will entail upgrading all rail wagons to 100-tonne capacity and introducing 324-rail wagon trains versus the current 216-wagon trains. All passing loops will also become operational.

CAPITAL EXPENDITURE

R million	Actual 2004	Estimate 2005
Sustaining	130	154
Environmental	4	18
Expansion	38	767
Total	**172**	**939**







TOP: *Johannes Dihude and Tok Venter share notes at the conveyor section transporting iron ore to Sishen's upcurrent classifier plant.*

CENTRE: *At Thabazimbi's wash and screen section are process controller John July and drill rig foreman Jack Majadibodu.*

LEFT: *A new tippler under construction at Saldanha. The tippler is expected to be commissioned in the second half of 2005 and is part of expansion plans to ramp up capacity for iron ore exports.*

Record throughput at all units to meet higher demand

COAL

Physical information	2004 000t*	Y-O-Y %
Total production	19 444	3
Total sales	19 558	2
Eskom	14 356	2
Domestic	4 112	6
Exports	1 090	(3)
Capital expenditure (R million)	171	39

** = metric tonnes*

Y-O-Y = year-on-year

OVERVIEW

The coal division operates three collieries in South Africa, and is the country's fifth-largest coal producer. Grootegeluk (Limpopo) and Leeuwpan (Mpumalanga) are open-pit operations, while Tshikondeni (Limpopo) is an underground mine that supplies its full production to Mittal at cost plus a management fee of 3%. Coal has been identified as a growth commodity for Kumba.

During the period, through improved operational performance, the division delivered record throughput at all business units. Some 19,4Mt of coal was produced. Grootegeluk accounted for the bulk of production, with a new record of 17,4Mt, while Tshikondeni achieved new highs in monthly production and dispatch, exceeding the previous year's levels by 15%.

The division again concentrated on higher-margin market segments by increasing sales volumes of product in the metals market, which boosted revenues.

Collectively, the collieries increased production of thermal, metallurgical and other coal by 2,5% against higher demand from all sectors.

Overall yields were slightly lower than the previous year, mainly as a result of Grootegeluk producing a higher amount of high-value, lower-yield semi-soft coking coal.

The combined effect of the above resulted in the coal division increasing its operating margin from 16% to 23% (including the cost-plus arrangement at Tshikondeni mine).

Notably, the division posted the best safety performance in the group, with a record low lost-day injury frequency rate of 1,7, and Grootegeluk and Tshikondeni received ISO 14001 and OSHAS 18001 certifications.

High electricity demand and the high availability of Eskom's Matimba power station resulted in record sales of thermal coal from Grootegeluk. In collaboration with Spoornet, the efficiency of rail flows from Grootegeluk was improved, resulting in record dispatches of 3,4Mt against a previous record of 3,1Mt.

An agreement was concluded with Mittal to supply an additional 500ktpa coking coal for the production of market coke from July 2006. The approved project includes construction of an extra beneficiation plant for this purpose. A further agreement was concluded with Mittal to supply 180ktpa coal from Grootegeluk to Newcastle for pulverised coal injection (PCI) into the blast furnace from 2005.

An agreement was concluded in terms of which 1,0Mt of thermal coal per annum will be supplied from Leeuwpan to Eskom's Majuba power station.

Sales into the export market were 1,1Mt, marginally lower than the previous year mainly due to the sale of coal to Majuba power station. These will only increase when the RBCT Phase V expansion project is commissioned. Prices obtained were approximately 6% higher than the previous year.

The strong exchange rate was countered by better commodity prices for the review period. Some 14% of revenue and 12% of cost are US dollar-based.

Through operational efficiency, market positioning, value growth and effective sustainability management, the coal division is aiming to double its output to 40Mtpa by 2010 as the preferred supplier to the metals, reductant and energy markets. Capital expenditure increased from R123 million to R171 million for replacements and de-bottlenecking initiatives.



Two brownfields expansion projects to boost production

PROSPECTS

Prospects for Kumba's coal division in the new financial year are positive. Both domestic and global coal demand are expected to remain high and support prices. Global free-on-board prices for hard coking coal were fixed at over US$120 per tonne, and this will have a positive impact on the prices of all metallurgical coal sold into the domestic market. Equally, strong local demand is expected. Domestic demand for power station coal will continue to be high and this bodes well for Grootegeluk and Leeuwpan.

During the review period, two brownfields expansion projects were approved for implementation at Grootegeluk and Leeuwpan respectively. These projects will capitalise on the shortage of metallurgical coal in the metals market (semi-soft coking coal) and the shortage of domestic thermal coal for power generation. The projects will come on stream during 2005/06 and will boost total coal production to 21,7Mtpa.

In the longer term, the Waterberg is expected to become the preferred location for new coal-fired power generation and the production of high-grade export coal. Kumba Coal is well positioned to play a pivotal role in supplying additional coal for improved power-generation capacity in this region to alleviate the capacity shortfall projected from 2009 in South Africa. This and other coal growth opportunities are detailed on p44.

Production and sales volumes are set to increase. The commissioning of the jig project at Leeuwpan during the latter half of 2005 will augment sales volumes.

The successful implementation of the business improvement programme's cost savings and revenue-enhancement initiatives during 2005 are expected to result in a net improvement in operating margin for Kumba's coal division.

CAPITAL EXPENDITURE

R million	Actual 2004	Estimate 2005
Sustaining	100	56
Environmental	5	41
Expansion	66	401
Total	**171**	**498**





TOP: *The supply of thermal coal from Leeuwpan mine to Eskom's Majuba power station resulted in an agreement to supply 1,0Mt of thermal coal per year to the power utility.*

ABOVE: *High electricity demand from Eskom's Matimba power station in Limpopo province (foreground) resulted in record sales of thermal coal in the review period for the nearby Grootegeluk mine (background).*

Smelter construction completed within budget and on schedule

HEAVY MINERALS

Physical information	Ticor SA		Ticor Limited**	
Total production	2004 000t*	Y-O-Y %	2004 000t*	Y-O-Y %
Ilmenite	459***	–	236	9
Zircon	49	(2)	38	(5)
Rutile	20	18	18	6
Low manganese pig iron (LMPI)	63	152		
Synthetic rutile			112	15
Pigment			53	10
Chloride slag	96	256		
High-grade sulphate slag	40	100		
Total sales				
Ilmenite	27	(54)	30	(45)
Zircon	48	(6)	38	(3)
Rutile	17	(43)	21	31
Synthetic rutile			50	2
Low manganese pig iron	58	480		
Chloride slag	84	600		
High-grade sulphate slag	24			

* *Metric tonnes.*

** *Tonnages reflect 50% of the production and sales volumes of the Tiwest joint venture in which Ticor Limited has a 50% interest.*

*** *Ilmenite at Ticor SA refers to crude ilmenite.*

Y-O-Y = year on year

OVERVIEW

Through its strategic investment in Ticor Limited, listed on the Australian stock exchange, and Ticor SA, Kumba's heavy minerals division is positioned to become a significant producer of feedstock in 2006.

At the Ticor SA operation, smelter ramp up continued during the review period, leading to higher slag and low manganese pig iron production. Furnace 2 was shut down from September to December 2004 to carry out maintenance and improvements to ensure that the smelter will be ready to take full advantage of the expected increase in market demand for slag in future years. This furnace has already ramped up to 90% of production capacity since recommissioning.

Zircon production decreased slightly at both operations due to lower-grade areas being mined. At the Ticor SA operations, crude ilmenite continued to be stockpiled as feedstock for the smelter. This stockpile is expected to decrease rapidly when the furnaces reach full capacity. To supplement ongoing ilmenite supply to the furnaces, a second mine, Fairbreeze (south of the Hillendale operation), is planned to be commissioned in 2007. This will also boost zircon and rutile production.

Despite the strong operational performance, operating results are being severely impacted by the strong Australian dollar and rand which have both appreciated considerably against the US dollar. Although there was strong demand for pigment, price increases were relatively subdued during the year. This, coupled with a supply surplus for titanium dioxide feedstocks, resulted in ongoing pressure on slag and synthetic rutile prices. Price increases have been negotiated for both products in 2005. Demand for zircon, rutile and low manganese pig iron was, however, strong and prices rose accordingly during the year. A continuation of this trend is expected into 2005.

Ilmenite sales for both Ticor SA and Tiwest were lower than the previous calendar year due to the timing of demand and, for Ticor SA, the strategic decision to use the product in the higher-value upstream production of titanium slag.

Sales of chloride slag, high-grade sulphate slag and low manganese pig iron increased substantially as the smelter ramped up. This increase will continue into 2005.

In April 2004, Ticor Limited closed its chemical operations in Gladstone, Queensland. This decision was based on changed market dynamics and the strong Australian dollar. Production ceased in May 2004 and by year end the property, plant and equipment and stock had been sold for A$5 million.

On track to become a significant producer of slag feedstock



Recovery of working capital and the management of environmental clearances have proceeded in line with the closure plan.

The strategic intent and focus of the heavy minerals division is to become a global leader in titanium dioxide, delivering sustainable shareholder value. A key driver to achieving the strategy will be the business improvement programmes at both Tiwest and Ticor SA.

PROSPECTS

By the end of 2004, the Tiwest business improvement programme had realised approximately A$30 million (R135 million) in earnings for Ticor. One of the major successes was the record production of both synthetic rutile and titanium dioxide pigment, which respectively increased by 15% and 13% over 2003 levels.

Further production increases for both synthetic rutile and pigment are planned during 2005 and 2006 with only minor capital expenditure.

The full benefits of the business improvement programme at Ticor SA are expected to be realised by the end of 2006.

CAPITAL EXPENDITURE

R million	Actual 2004	Estimate 2005
Sustaining	125	102
Environmental	4	10
Expansion	351	164
Total	**480**	**276**



TOP: *Aerial view of Ticor SA smelter blockyard and slag plant.*

ABOVE: *Hydraulic mining at the Hillendale mine.*

Record production in Namibia, Chinese refinery capacity doubled

BASE METALS		
Physical information	2004 000t*	Y-O-Y %
Total production		
Zinc concentrate	124	15
Zinc metal	116	2
Lead concentrate	27	(13)
Total sales		
Zinc metal	119	4
Domestic	91	7
Exports and other	28	(3)
Lead concentrate	12	(66)

** = metric tonnes*

Y-O-Y = year on year

OVERVIEW

The base metals division comprises the operations of Rosh Pinah and Zincor and its interest in Chifeng. Rosh Pinah in southern Namibia is an underground lead/zinc mine that produced a record 124kt of zinc-containing concentrates for the year ended 31 December 2004. These concentrates account for 55% of Zincor's annual requirements. Some 12kt of lead-containing concentrates were exported through Walvis Bay during the year. Increased production resulted primarily from higher feed grades, continued de-bottlenecking and increased efficiency.

The Zincor refinery produced 104kt of zinc metal during the review period. The main reason for lower production is the deteriorating quality of concentrates from the refinery's main suppliers, with a decrease in the zinc grade and an increase in impurity levels. Zincor is the only zinc supplier to the South African market and the leading supplier of zinc in east Africa, with established markets in Kenya and Tanzania.

The Chifeng refinery in Inner Mongolia, China, successfully commissioned the second phase of the project to double production capacity to 50kt of zinc per annum. Production ramp up reached 95% at the end of December 2004. Kumba's attributable production for the 12 months ending December was 12kt of zinc metal. As the base metals division exercises joint control over the refinery, our interest is equity-accounted. All metal sales are to domestic Chinese markets.

Kumba's strategic intent in the base metals division focuses primarily on improving the efficiency and competitive positions of Rosh Pinah and Zincor. This will be achieved largely through releasing the full revenue-enhancement and cost-saving initiatives in the business improvement programme. Zincor's feedstock supply is a major focus area due to the closure of two local zinc concentrate producers, making Zincor reliant on the Rosh Pinah and Black Mountain (Anglo) zinc mines, with the balance made up by imports.

Local demand was strong during the year and sales at Zincor were higher despite lower production levels. Zinc concentrate production at Rosh Pinah increased by 16kt due to excellent operating efficiencies and this resulted in higher concentrate sales. Sales for lead concentrates were lower due to ships' loading schedules being deferred to the first half of 2005.

Kumba's 85% investment in ZnERGY (Pty) Limited was impaired by R26 million due to the insolvency of Zoxy Limited. ZnERGY manufactured zinc air fuel battery components under licence from Zoxy Energy Systems AG. Zoxy was also the supplier of a critical component to ZnERGY and buyer of the final product. Zoxy filed for bankruptcy under German law, resulting in the closure of the ZnERGY plant.

An impairment provision of R9 million was raised against a preference share investment made in 2000, in a strong US dollar and zinc price environment, to facilitate a 5% empowerment interest in Rosh Pinah Zinc Corporation (Pty) Limited.

The environmental rehabilitation provision at Rosh Pinah was increased by R25 million to bring it in line with the group's South African mine closure rehabilitation standards.

PROSPECTS

Zinc prices have recovered substantially, in line with the rest of the base metals suite, from the 22-year lows of the past two years and traded between an intra-year low of US$943 and US$1 270 per tonne.

Business improvement programme under way

At the end of the year, the zinc price rallied, with prices firming above the US$1 200 per tonne level. The global refined zinc market recorded a deficit for 2004 and this is expected to continue in 2005, with prices well supported above the US$1 000 per tonne level. Price volatility will probably remain, but an upward trend is expected to be maintained. Most refineries continued to be under severe pressure as concentrates were in short supply, resulting in contract treatment charges being lower during the review period. The shortage of concentrate is forecast to remain during 2005, with the resultant negative effect on treatment charges. Zinc metal demand in Chinese markets is currently strong and China has moved from being a large exporter of refined zinc to a net importer. This has been a key positive development in the zinc market.

A business improvement programme was initiated during the review period to protect declining margins resulting from the continued depressed zinc price and the strength of the rand. The target of the cost-reduction and revenue-enhancement initiative is to achieve an operating profit improvement of some R115 million from the 2003 base year by the end of 2005. Progress to date has been satisfactory, with Rosh Pinah achieving the 70% target level and Zincor at above the 40% level.


CAPITAL EXPENDITURE

R million	Actual 2004	Estimate 2005
Sustaining	17	37
Environmental	13	9
Expansion	32	28
Total	**62**	**74**




TOYOTA
25



TOP: *The Rosh Pinah mine in southern Namibia.*

ABOVE: *Jumbo zinc ingots at the Zincor electrolytic refinery are readied for transport.*

LEFT: *Zincor, situated in Gauteng province, is a low-cost producer of zinc metal.*

Continuing to benefit from growth in the steel and construction industries

INDUSTRIAL MINERALS

	2004	Y-O-Y %
Total production		
– Glen Douglas (000t)	1 431	8
– Bridgetown (000t)	180	0
– Ferrosilicon (t)	5 670	5
Total sales		
Glen Douglas – domestic (000t)	1 441	9
Bridgetown – domestic (000t)	180	0
Ferrosilicon – domestic (t)	5 408	0

	Rm	Y-O-Y %
Revenue	95	16
Operating profit	20	(1)
Operating margin	21	(5)
Capital expenditure	7	

Y-O-Y = year on year

OVERVIEW

Kumba's interest in industrial minerals comprises the Glen Douglas open-cast mine, producing metallurgical dolomite, aggregate and small quantities of agricultural lime; a ferrosilicon plant in Pretoria producing a superior gas-atomised ferrosilicon powder; and 50% of the Bridgetown dolomite mine joint venture in the Western Cape.



The success of the Glen Douglas operation is based on its ability to meet the requirements of the steel industry, particularly the demand for metallurgical dolomite from Mittal, and to maintain market share in the aggregate business in southern Gauteng at around 10%. Recorded sales were ahead of budget due to higher demand, specifically for aggregate materials for the construction industry. The focus on product recoveries from the waste dump marginally reduced stripping and mining costs. The operation continues to benefit from growth in the steel and construction industry.

The Glen Douglas mine produces dolomite, aggregate and small quantities of agricultural lime.

The profitable ferrosilicon operations are strategically positioned to meet the beneficiation needs at Kumba's iron ore mines, with some 75% of output being sold to the group's Sishen and Thabazimbi businesses. The operation increased market penetration during the period, benefiting from favourable unit production costs, higher production and growth in the steel sector, which boosted demand for iron ore. Additional benefits were derived from an aggressive sales strategy and marketing product in the diamond, chrome and export markets.

Bridgetown recorded excellent results and secured a ten-year contract during 2003 to supply dolomite to Saldanha Steel.

PROSPECTS

As part of the strategic business review, Kumba is considering divesting of its interests in Glen Douglas and the 50% share in the Bridgetown joint venture. The dolomite sales are strongly supported by the buoyant steel sector and the ferrosilicon business enjoys the benefits of high production levels of iron ore.

CAPITAL EXPENDITURE

R million	Actual 2004	Estimate 2005
Sustaining	7	8
Environmental	–	–
Expansion	–	–
Total	**7**	**8**

GROWTH

As noted by the chief executive, Kumba's pipeline of growth opportunities is at an exciting stage of development, with FY2005 seeing the execution of several projects that have been investigated in recent years.

IRON ORE

Sishen Expansion Project A thorough review of Kumba's assets in the Northern Cape was conducted in the second half of calendar 2003, against a background of rapid growth in demand for ore, new beneficiation technology, the marked appreciation in the value of the rand relative to the US dollar and concern about long-term increases in the stripping ratio at Sishen. This analysis led to a decision to investigate the potential to extract additional ore, some of a lower quality, from existing run-of-mine and previously stockpiled material. Following completion of a pre-feasibility study in December 2003, a feasibility study on the Sishen expansion project was completed in July 2004, and was followed by a comprehensive optimisation, redesign and risk mitigation process, which was completed and approved. Total cost of the study is some R30 million.

This project will utilise current waste material and an average 10Mtpa new material to increase run-of-mine from the current 34Mtpa to 50Mtpa. The 16Mtpa feed to the new plant will be processed through a newly-built plant incorporating recent, but proven, jigging technology to produce about 10Mtpa of saleable ore with an average iron content of 64% compared with the 66% iron content of normal Sishen product. This in turn will result in a marked reduction in the current and long-term stripping ratio for the mine, as much of the material to be mined was previously treated as waste; indeed, some of this material has already been stockpiled in anticipation of the project proceeding. Total capital is estimated at R2,966 billion. The Sishen expansion project will begin delivery of product by mid-2007, ramping up to full capacity by the beginning of 2009. The current review of the life-of-mine plan indicates that the Sishen expansion project will enable the resource not currently planned for mining to be included in further reserve statements. The Sishen expansion project was approved by the Kumba board in February 2005.

Sishen South Project This involves the development of a greenfields open-cast operation on a group of iron ore bodies that lies some 70km south of Sishen mine, and immediately to the west of the current mining operations of Assmang's Beeshoek project.
The persistent strength of the rand has made many greenfields projects, including Sishen South, less attractive than previously, because of their sensitivity to fluctuations in rand-denominated revenue relative to their initial investment cost. For this reason, the Sishen expansion project, detailed above, has taken precedence over Sishen South in terms of accessing new capacity along the export channel to Saldanha Bay. Nevertheless, Sishen South remains an attractive project: it is intended ultimately to produce some 9,0Mtpa of Sishen high-quality ore for export by 2010, for a capital cost of about R2,2 billion, although alternatives to commence with a smaller operation are at an advanced stage of evaluation. Potential to produce a 64% iron product as for the Sishen expansion project will increase resource utilisation and mine capacity. Timing of the development of Sishen

Pipeline of growth opportunities at an exciting stage of development, with several projects under way





TOP: *Drilling at the Sishen South project.*

ABOVE: *The pilot jig plant is an integral part of new infrastructure to be used in the Sishen expansion project.*

Sishen expansion project will add 10Mtpa of saleable iron ore

South will be guided by availability of export channel capacity, via either Saldanha or Coega.

Phoenix Project Phoenix is a project being evaluated at the Thabazimbi mine in Limpopo province, north of Rustenburg, and is exploring the potential to recover saleable high-grade ore from the low-grade banded ironstone formations that host the well-known, but depleting, ore bodies at the mine. A technological process has been developed successfully and is currently undergoing commercial feasibility study. If proven viable, Phoenix could produce 2 – 3Mtpa of ore that would eventually replace and even increase current production, all of which is delivered to Mittal on a cost-plus basis. A mutually-beneficial commercial agreement with Mittal will need to be negotiated for Kumba to participate in the development of Phoenix.

Hope Downs Despite approval from the boards of both Kumba and its controlling shareholder to proceed with the development of Hope Downs, progress with the project was significantly delayed as a result of an objection raised by our Australian partner in the project, Hancock, to the change of control in Kumba that resulted from the acquisition of a 66,62% stake in the company by subsidiaries of the Anglo group. This dispute eventually led to arbitration, resolution of which only occurred in December 2004, a year after the objection was raised.

Subsequently, arbitrators ruled that Hancock's refusal to accept the change of control of Kumba was not unreasonable. In terms of the agreement between Kumba and Hancock, this gives Hancock the right to acquire Kumba's interest in the project at an agreed price, or according to a value determined by an independent valuer. This process is under way, as is an appeal lodged by Kumba against the arbitration ruling.

Meanwhile, Kumba continues to honour its obligation to work with Hancock to prepare the Hope Downs' project for development as soon as possible.

Faleme The Faleme deposit, located in the extreme south-eastern corner of Senegal, is owned by a governmental development company, Miferso. Kumba concluded an agreement with Miferso in July 2004 in terms of which the two parties will explore the potential to create an export-oriented iron ore mine at Faleme. It is envisaged that up to 12Mtpa of high-grade ore will be mined over a 20-year period and transported to a new terminal to be built on the Atlantic coast south of the capital, Dakar, for sale mainly into the European market.

The principal constraint to the development of the project will be infrastructure: construction of over 300km of new railway line will be required to join the existing line linking Dakar to Bamako in neighbouring Mali; 430km of the existing line will need to be upgraded; and a terminal would have to be built at the port of Bargny. A preliminary estimate of the capital required for the project is US$950 million, comprising US$306 million for the mine and port-handling facilities; US$537 million for provision of rail and rolling stock; and US$107 million for the deep-water terminal. In terms of the agreement, Kumba has the option to acquire an 80% interest in the mine, the development of which would be its responsibility, while Miferso would be responsible for the development of the associated infrastructure, with assistance from international funding agencies. A pre-feasibility study, currently in progress, is due for completion by June 2005 and, if positive, will lead to a full bankable feasibility study, covering all aspects of the project. Construction could commence by mid-2008, with commissioning by mid-2011.

COAL

Grootegeluk 6 Phase 1 (GG6/1)
In August 2004, Kumba's board approved the development of a new plant module at the GG2 plant at Grootegeluk mine to treat and beneficiate coal previously sent untreated to the adjacent Matimba power station. The new plant, GG6/1, will extract a fraction of semi-soft coking coal from the run-of-mine material and supply 530ktpa to the coking plants being refurbished by Mittal at its Newcastle facility. GG6/1 is now under construction and due for commissioning in July 2006 at a capital cost of R323 million.

Grootegeluk Char/Formed Coke
A feasibility study on the possibility of producing char and formed coke from benches 11 and 13 in the Grootegeluk pit is continuing. The feasibility study to produce char for the ferroalloy industry will be completed by March 2005 and, if successful, could lead to construction commencing in January 2007. It is envisaged that production from the char plant will start at 80ktpa and ramp up to 240ktpa by 2009. The preliminary capital estimate for the plant is R85 million. Test work to confirm the quality of formed coke will be done as part of a feasibility study to be completed by December 2005.

Waterberg Development The largest reserves of coal in South Africa lie in this area. A pre-feasibility study on the



Waterberg coalfield is the future of South Africa's coal industry

possible expansion of Grootegeluk mine to supply an additional 6Mtpa of power station coal to an expanded Matimba power station is under way. The study investigates both options of power station expansion, namely pulverised fuel and fluidised bed combustion. The study will be completed by March 2005 and, if successful, will move into a feasibility phase to be completed by March 2006. Production from the expanded facility could commence by early 2008.

Leeuwpan Jig In August 2004, the Kumba board approved the Leeuwpan jig project. The jig plant will add an additional 1Mtpa of power station coal to the Leeuwpan product portfolio. This product will be railed under a supply contract to Eskom's Majuba power station and will be commissioned in August 2005, at a capital cost of R90 million.

Inyanda Coal Mine Inyanda Coal is a joint venture between Kumba Coal and Eyesizwe Coal. Inyanda Coal is currently preparing to construct a new 1Mtpa export thermal coal mine near Witbank. The project has been approved by both the Kumba and Eyesizwe Coal boards, subject to Richards Bay Phase V expansion. Commissioning of the mine will take place 18 months after final approvals have been obtained.

South Dunes Coal Terminal Kumba Coal is a 42% shareholder in the RBCT Phase V expansion through the South Dunes Coal Terminal vehicle. The approval of Transnet to proceed with this project is awaited and is long outstanding. Construction of the facility will span a period of 27 months and will give Kumba Coal a 2,5Mtpa export allocation.

Moranbah South In December 2004, Kumba concluded an agreement with Anglo Coal Australia to jointly explore the potential to develop a greenfields hard coking coal mine on the adjacent properties of Moranbah South and Grosvenor South, located near the village of Moranbah in the central Bowen Basin coalfield of Queensland, Australia. As part of its contribution to the project, Anglo Coal Australia will fund the additional exploration and feasibility work needed to take it to approval status, although Kumba will retain a right to 50% participation in the venture and an obligation to contribute to funding its development. The deposit contains substantial resources of high-grade coking coal, which will probably require extraction by a combination of open-pit and underground mining.



Grootegeluk's beneficiated coal stockpiles and the plant area, with the pit in the background. Grootegeluk 6 Phase 1 is one of Kumba's growth prospects.

HEAVY MINERALS

Fairbreeze is located south of Ticor SA's existing Hillendale mine near Richards Bay in KwaZulu-Natal. Fairbreeze is designed to supplement output from Hillendale as the latter's grades decline in future. Like Hillendale, Fairbreeze will incorporate hydraulic mining, with heavy mineral concentrate being treated at Ticor SA's Empangeni mineral separation plant.

Detailed engineering for the Fairbreeze mine commenced in July 2004 with completion scheduled for mid-2005. The three main consultants responsible for the design of the plant, residue dam and infrastructure have been appointed. Ongoing work will involve updating the engineering specifications, value engineering and evaluating the options for water supply. Production is scheduled to commence in 2007.

Toliara Sands Project comprises the Ranobe deposit and further prospective tenement holdings located north of the port of Toliara in south-west Madagascar.

An option agreement with Madagascar Resources NL (MRNL), a junior Australian exploration company, was signed by Ticor Limited in November 2003 and simultaneously a "back-to-back" agreement was signed between Kumba and Ticor, giving Kumba a 60% stake in the project. This agreement

Heavy minerals to become important contributor to results

provides Ticor and Kumba with the option to purchase MRNL's interest in the Toliara Sands project after completion of an exploration programme and bankable feasibility study.

An option fee of US$2 million has been paid to MRNL, giving Ticor and Kumba exclusive rights to the Toliara Sands project. Ticor and Kumba will fund exploration, pre-feasibility and (if justified and approved) feasibility studies.

The pre-feasibility study is currently being conducted to evaluate the project to assess its suitability as feedstock supplier. Indications are that the resource contains smelter-quality ilmenite sufficient to supply the existing two furnaces at Empangeni for 33 years or to underwrite a smelter expansion when market conditions improve. Additionally, the resource contains significant zircon and rutile by-product credits and indications of high-grade ilmenite suitable for synthetic rutile processing.

BASE METALS

Chifeng Kumba Hongye Zinc Refinery
Commissioning of the second 25ktpa module at the refinery in Inner Mongolia Autonomous Region of China was completed successfully in early 2004 and ramp up to 95% of full capacity has been achieved, within budget and ahead of schedule. Details of the expansion, in which Kumba has a 60% stake, giving it an effective interest of 28% in total, are contained in the operations report. Current development work includes an analysis of zinc concentrate availability in Inner Mongolia.

Rosh Pinah Exploration The dramatic increase in zinc concentrate production that has been achieved at the Rosh Pinah mine in southern Namibia during the last year (from 108ktpa to 124ktpa) has necessitated an acceleration of the exploration programme to define new resources there to replace those being depleted more rapidly than before. Several successes have been achieved, but more will be needed if the mine's life is to be extended beyond its present estimate of five years. An intensified exploration programme is under way with this objective in mind.

Democratic Republic of Congo projects
Kumba has long been associated with two projects in the Democratic Republic of Congo (DRC): the Kamoto copper/cobalt mine and the Kipushi zinc/silver/lead mine, both located in south-eastern Katanga province and previously mined by the state mining company, Gécamines. As with many other projects in the DRC, Kumba's ability to make progress with either of these projects has been severely hampered by the reluctance of important constituencies within the DRC to embrace the mining code developed in 2002 by the government in conjunction with the World Bank. While the company retains an interest in the properties, no work has been conducted there during the last year.

ALLOYSTREAM™

Formerly referred to as Ifcon™, AlloyStream™ is a process technology developed and patented by Kumba in terms of which fine metalliferous ore is converted directly to the metal using cheaper reductants and less electric power than conventional technology, and with lower environmental impact. During the last year, the process has been tested specifically in the production of ferromanganese, using a purpose-built, sub-commercial scale furnace at Kumba's pilot plant facility in Pretoria. The results of these trials have been sufficiently promising that discussions have commenced with various participants in the industry with a view to conducting feedstock-specific feasibility studies for a commercial scale plant.



Construction of the Leeuwpan jig plant which will enable production of a further 1Mtpa of power station coal.

REVIEW OF MINERAL RESOURCES AND RESERVES

The mineral resources and ore reserves attributed to Kumba's current operations and development projects are summarised in the tables on p48 – p51. Kumba's tenure over its mineral assets as listed in the tables was audited and is confirmed. The status of the Hope Downs mineral resource as tabled may change in future, pending the outcome of an appeal against the arbitration decision allowing Hancock to buy Kumba's 50% share in the project. Note that mineral resources are reported *in addition to* ore reserves; this differs from previous years, when mineral resources were reported inclusive of ore reserves. This change explains the significant difference between the figures reported this year and those previously reported. The Braeburn and Fairbreeze C-extension heavy minerals resources are subject to successful prospecting rights conversion. Mineral resources and ore reserves were estimated by the competent persons on an operational basis and in accordance with the SAMREC code (2000) for South African properties and the JORC code (1999) for Australian properties. All competent persons have sufficient relevant experience in the style of mineralisation, the type of deposit or mining method and in the activity for which they have taken responsibility, to qualify as "competent persons" as defined in these codes. They have signed off their respective estimates in the original mineral resource and ore reserve statements for the various operations and consent to the inclusion of the information in this report in the form and context in which it appears. A list of Kumba's competent persons is available from the company secretary on written request. In addition, the processes and calculations associated with the estimates have been audited by internal independent competent persons. The person within Kumba designated to take corporate responsibility for mineral resources and ore reserves, HJ van der Berg, the undersigned, has reviewed and endorsed the estimates reported.

HJ van der Berg
MSc (Geology), BSc (Hons) (Geology), Pr Sci Nat (400099/01)
Manager, Geological Services

Kumba has been actively involved during the consultation phase leading up to the promulgation of Act No 28 of 2002: Mineral and Petroleum Resources Development Act, 2002. Kumba fully supports the objectives of the Act and is committed to its implementation based on sound business principles. All applications pending on 1 May 2004 have been resubmitted under the new dispensation. The plan for conversion of old order to new order mineral rights is in place and will be executed as appropriate and according to compliance pre-conditions and good practice.
The Limpopo and Eastern Cape heavy minerals deposits may be interpreted as "unused old order rights" although they form part of the heavy minerals business plan and will be utilised at a later stage, according to the life-of-mine schedule. Documents for conversion will be submitted before the end of April 2005.

As part of Kumba's objective to use its mineral resources optimally, extensive research and testing of different technologies have confirmed the potential to upgrade low-grade iron ore and banded iron formation to an iron ore product with marketable iron levels. This development could have an effect on the business cases of both Sishen and Thabazimbi mines. If this process is proven to be economically viable, the present mineral resource and ore reserve estimates will increase significantly. Combined with the continuous improvement of selective mining practices, this technology could have a positive impact on the profitability and lives of both mines.

Innovative mineral resource utilisation is also part of the coal strategy in Kumba. Tests have indicated that raw coal from zone 11 at Grootegeluk is suitable for fluidised bed combustion by Eskom. This would save on beneficiation costs and add production capacity to the operation. Another opportunity being investigated at Grootegeluk is the production of char from shallow-lying zones 2 and 3. The calcrete overburden in the area is being investigated as a possible sorbent for the fluidised bed combustion process.

Rosh Pinah mine in the south of Namibia has a calculated life of mine of five to six years, depending on the production rate. The present prospecting initiative is focused on mine exploration to identify and prove mineable ore reserves that can be utilised with limited further development of existing infrastructure.

Kumba's objective is to use its mineral resources optimally

Table 1: Mineral resources reported inclusive of ore reserves for 2003 and 2004

Commodity	Operation	% attributable to Kumba	Resource category	2004 Tonnes (million)	2004 Grade	2003* Tonnes (million)	2003* Grade	% change
					% Fe		% Fe	
Iron ore	Sishen mine+	78,6	Measured	754	65,2	975	65,1	
			Indicated	636	64,8	411	64,6	
			Inferred	249	64,2	248	64,3	
			Total	**1 639**	**64,9**	**1 634**	**64,8**	**0,27**
	Thabazimbi mine	78,6	Measured	43	63,1	40	62,5	
			Indicated	19	62,4	26	62,5	
			Inferred	21	62,1	24	61,8	
			Total	**83**	**62,7**	**90**	**62,3**	**(8,01)**
	Hope Downs (Hope 1) Australia[1]	50,0	Measured	199	62,1	199	62,1	
			Indicated	291	61,1	291	61,1	
			Inferred	29	60,4	29	60,4	
			Total	**519**	**61,5**	**519**	**61,5**	**–**
	Sishen South project[2]	100,0	Measured	146	65,4	130	65,5	
			Indicated	147	64,6	126	64,5	
			Inferred	118	63,5	87	64,1	
			Total	**411**	**64,5**	**343**	**64,8**	**19,90**
	Zandrivierspoort	50,0	Measured	–	–	–	–	
			Indicated	447	34,9	447	34,9	
			Inferred	–	–	–	–	
			Total	**447**	**34,9**	**447**	**34,9**	**–**
					Coal		Coal	
Coal	Grootegeluk mine	100,0	Measured	1 463	Raw coal	1 521	Raw coal	
			Indicated	2 075	Raw coal	2 075	Raw coal	
			Inferred	2 513	Raw coal	2 513	Raw coal	
			Total	**6 051**	**Raw coal**	**6 109**	**Raw coal**	**(0,94)**
	Leeuwpan mine	100,0	Measured	186,9	Raw coal	159,9	Raw coal	
			Indicated	9,8	Raw coal	29,8	Raw coal	
			Inferred	–	Raw coal	–	Raw coal	
			Total	**196,7**	**Raw coal**	**189,7**	**Raw coal**	**3,69**
	Tshikondeni mine	100,0	Measured	27,2	Raw coal	30,0	Raw coal	
			Indicated	10,1	Raw coal	10,1	Raw coal	
			Inferred	–	Raw coal	–	Raw coal	
			Total	**37,3**	**Raw coal**	**40,1**	**Raw coal**	**(7,05)**
	Moranbah South Australia	100,0	Measured	–	Raw coal	–	Raw coal	
			Indicated	586	Raw coal	586	Raw coal	
			Inferred	124	Raw coal	124	Raw coal	
			Total	**710**	**Raw coal**	**710**	**Raw coal**	**–**
	Inyanda+	50,0	Measured	15,3	Raw coal	15,3	Raw coal	
			Indicated	–	Raw coal	–	Raw coal	
			Inferred	–	Raw coal	–	Raw coal	
			Total	**15,3**	**Raw coal**	**15,3**	**Raw coal**	**–**
	Strehla	100,0	Measured	–	Raw coal	–	Raw coal	
			Indicated	22,5	Raw coal	22,5	Raw coal	
			Inferred	–	Raw coal	–	Raw coal	
			Total	**22,5**	**Raw coal**	**22,5**	**Raw coal**	**–**
					% Ilmenite		% Ilmenite	
Heavy minerals	Hillendale mine + Braeburn[3]	80,6	Measured	56	3,7	75	3,8	
			Indicated	–	–	–	–	
			Inferred	–	–	–	–	
			Total	**56**	**3,7**	**75**	**3,8**	**(25,20)**
	Fairbreeze A+B+C+C ext[6]	80,6	Measured	196	3,7	140	2,8	
			Indicated	27	2,5	75	4,6	
			Inferred	–	–	–	–	
			Total	**223**	**3,6**	**215**	**3,4**	**3,70**
					% Ilmenite		% Ilmenite	
	Gravelotte sand	80,6	Measured	75	9,1	75	9,1	
			Indicated	–	–	–	–	
			Inferred	–	–	–	–	
			Total	**75**	**9,1**	**75**	**9,1**	**–**



Mineral resources are now reported in addition to ore reserves

Table 1: Mineral resources reported inclusive of ore reserves for 2003 and 2004 continued

Commodity	Operation	% attributable to Kumba	Resource category	2004 Tonnes (million)	2004 Grade		2003* Tonnes (million)	2003* Grade		% change
Heavy minerals continued	KwaZulu-Natal[4] – Block P and Fairbreeze D	80,6	Measured	–	–		–	–		
			Indicated	50	3,0		84	3,0		
			Inferred	–	–		–	–		
			Total	**50**	**3,0**		**84**	**3,0**		**(40,72)**
	Eastern Cape – Nombanjana, Ngcizele Sandy Point old and recent	80,6	Measured	233	4,5		233	4,5		
			Indicated	–	–		–	–		
			Inferred	–	–		–	–		
			Total	**233**	**4,5**		**233**	**4,5**		**–**
	Limpopo sand – Gravelotte pebbles and Letsitele sand	80,6	Measured	13	10,5		13	10,5		
			Indicated	–	–		–	–		
			Inferred	31	4,0		31	4,0		
			Total	**44**	**5,9**		**44**	**5,9**		**–**
	Limpopo rock – Gravelotte rock and Letsitele rock	80,6	Measured	–	–		–	–		
			Indicated	54	25,9		54	25,9		
			Inferred	112	20,7		112	20,7		
			Total	**166**	**22,4**		**166**	**22,4**		**–**
					% THM			**% THM**		
	Tiwest, Australia – Cooljarloo	25,8	Measured	137	3,2		103	3,6		
			Indicated	322	2,4		316	2,6		
			Inferred	27,7	1,9		45,2	2,4		
			Total	**480,7**	**2,6**		**464,2**	**2,8**		**4,96**
	Tiwest, Australia – Jurien	25,8	Measured	44	4,6		44	4,6		
			Indicated	9,1	5,5		9,1	5,5		
			Inferred	–	–		–	–		
			Total	**53,1**	**4,8**		**53,1**	**4,7**		**–**
	Ticor, Australia – Magnetic minerals	51,5	Measured	1,3	6,9		1,3	6,9		
			Indicated	75,4	6,6		75,4	6,6		
			Inferred	–	–		–	–		
			Total	**76,7**	**6,6**		**76,7**	**6,6**		**–**
					% Zn	**% Pb**		**% Zn**	**% Pb**	
Base metals	Rosh Pinah	89,5	Measured	2,3	8,2	2,2	2,0	8,4	3,0	
			Indicated	3,5	11,0	3,0	3,8	12,6	3,0	
			Inferred	0,6	9,0	3,8	0,9	9,5	3,6	
			Total	**6,4**	**9,8**	**2,8**	**6,7**	**10,9**	**3,1**	**(3,68)**
				Metallurgical dolomite	**% SiO_2**		**Metallurgical dolomite**	**% SiO_2**		
Industrial minerals	Glen Douglas dolomite mine	100,0	Measured	186	<2,5		187	<2,5		
			Indicated	–	<2,5		–	<2,5		
			Inferred	117	<2,5		117	<2,5		
			Total	**303**	**<2,5**		**304**	**<2,5**		**(0,37)**
				Aggregate	Raw material		**Aggregate**	Raw material		
			Measured	–	Raw material		–	Raw material		
			Indicated	–	Raw material		–	Raw material		
			Inferred	145	Raw material		145	Raw material		
			Total	**145**	**Raw material**		**145**	**Raw material**		**–**
				Metallurgical dolomite			**Metallurgical dolomite**			
	Bridgetown dolomite mine[5]	50,0	Measured	8,0	<2,5		7,6	<2,5		
			Indicated	–	<2,5		–	<2,5		
			Inferred	3,8	<2,5		12,7	<2,5		
			Total	**11,8**	**<2,5**		**20,3**	**<2,5**		**(41,65)**

Footnotes

* *Period of reporting is July 2003 to December 2004; mineral resource figures include ore reserve estimates; estimates are considered SAMREC/JORC compliant.*

\+ *Audited by independent, third party auditors during reporting period.*

1. *Status may change pending Kumba's appeal re arbitration.*
2. *Mineral resources increased because geological models for several of the deposits were updated to include additional exploration results.*
3. *Geological model revisions subsequent to additional drilling resulted in a decrease in mineral resources.*
4. *Relinquishing the prospecting rights on the KwaZulu-Natal deposits due to disappointing exploration results led to a decrease in mineral resource estimates.*
5. *Prospecting rights on the inferred mineral resource south of the northern quarry reported in 2003 were relinquished because of poor exploration results.*
6. *Braeburn and Fairbreeze C extension mineral resources subject to successful prospecting rights conversion.*

Table 2: Ore reserve estimates for 2003 and 2004

Commodity	Operation	% attributable to Kumba	Reserve category	2004 ROM (Mt)	2004 Grade	2004 Saleable product			2003* ROM (Mt)	2003* Grade	2003* Saleable product			% change
					% Fe	Iron ore (Mt)				% Fe	Iron ore (Mt)			
Iron ore	Sishen mine+	78,6	Proved	510	63,6	436 @ 66,3% Fe			655	63,1	525 @ 66,0% Fe			
			Probable	208	63,7	178 @ 66,1% Fe			132	62,7	103 @ 65,8% Fe			
			Total	**718**	**63,6**	**614 @ 66,3% Fe**			**787**	**63,0**	**628 @ 65,9% Fe**			**(8,87)**
	Thabazimbi mine(8)	78,6	Proved	15	60,9	13 @ 63,5% Fe			15	63,0	13			
			Probable	1	61,5	1 @ 64,1% Fe			5	62,1	4			
			Total	**16**	**60,9**	**14 @ 63,5% Fe**			**20**	**62,8**	**17**			**(19,23)**
	Hope Downs (Hope 1) Australia(1)	50,0	Proved	190	61,9	Not reported			190	61,9	Not reported			
			Probable	259	61,1	Not reported			259	61,1	Not reported			
			Total	**449**	**61,4**	**Not reported**			**449**	**61,4**	**Not reported**			–
	Sishen South	100,0	**N/A**											
	Zandrivierspoort	50,0	**N/A**											
					Coking (Mt)	Thermal (Mt)	Metall. (Mt)			Coking (Mt)	Thermal (Mt)	Metall. (Mt)		
Coal	Grootegeluk mine	100,0	Proved	706	35,1	264	40,0		768	38,6	306	43,5		
			Probable	67	5,0	26	0,7		67	4,4	28	0,7		
			Total	**773**	**40,1**	**290**	**40,7**		**835**	**43,0**	**334**	**44,2**		**(7,44)**
	Leeuwpan mine(9)	100,0	Proved	111	N/A	57			87	N/A	39			
			Probable	48	N/A	23			48	N/A	18			
			Total	**159**	**N/A**	**80**			**135**	**N/A**	**58**			**18,13**
	Tshikondeni mine(10)	100,0	Proved	7,1	4,1	N/A			9,7	4,9	N/A			
			Probable	–	–	N/A			–	–	N/A			
			Total	**7,1**	**4,1**	**N/A**			**9,7**	**4,9**	**N/A**			**(26,12)**
	Moranbah South	100,0				N/A								
						A-grade export steam coal								
	Inyanda(11)+	50,0	Proved	14,6		10,1			Not reported					
			Probable	–		–			Not reported					
			Total	**14,6**		**10,1**			**Not reported**					**100,00**
	Strehla	100,0							N/A					
					% THM	THM Composition % Ilm	% Rut	% Zir		% THM	THM Composition % Ilm	% Rut	% Zir	
Heavy minerals	Hillendale mine(12) (excl Braeburn)	80,6	Proved	41	6,6	58,4	–		57	8,1	50,5	–	–	
			Probable	–	–	–	3,2	7,2	–	–	–	2,4	6,5	
			Total	**41**	**6,6**	**58,4**	**3,2**	**7,2**	**57**	**8,1**	**50,5**	**2,4**	**6,5**	**(27,57)**
	Fairbreeze A+B+C (excl Fairbreeze C ext)	80,6	Proved	138	6,1	59,7	–	–	120	5,3	59,0	–	–	
			Probable	20	4,2	49,1	3,3	8,1	38	7,6	51,2	3,3	8,1	
			Total	**158**	**5,9**	**58,7**	**3,3**	**8,1**	**158**	**5,9**	**56,9**	**3,3**	**8,1**	**0,18**
	Gravelotte sand	80,6	Proved	52	13,0	85,0	–	–	52	13,0	85,0	–	–	
			Probable	–	–	–	–	–	–	–	–	–	–	
			Total	**52**	**13,0**	**85,0**	**N/A**	**N/A**	**52**	**13,0**	**85,0**	**N/A**	**N/A**	–
	Eastern Cape	80,6	–											
	Limpopo sand	80,6	–											
	Limpopo rock	80,6	–											
					% THM	THM Composition % Ilm	% Rut	% Zir		% THM	THM Composition % Ilm	% Rut	% Zir	
	Tiwest, Australia – Cooljarloo(13)	25,8	Proved	43,2	2,9	60	4,5	10	47,4	4,0	58	4,4	11	
			Probable	131	2,5	61	4,1	10	108	2,8	62	4,1	9	
			Total	**174,2**	**2,6**	**61**	**4,2**	**10**	**155,4**	**3,2**	**61**	**4,2**	**10**	**12,26**

Table 2: Ore reserve estimates for 2003 and 2004 continued

Commodity	Operation	% attributable to Kumba	Reserve category	2004 ROM (Mt)	2004 Grade		2004 Saleable product		2003* ROM (Mt)	2003* Grade		2003* Saleable product		% change
Heavy minerals continued	Tiwest, Australia – Jurien	25,8	Proved	13,9	6,3	55	8,4	11	13,9	6,3	55	8,4	11	
			Probable	1,9	6,6	54	6,1	7	1,9	6,6	54	6,1	7	
			Total	**15,8**	**6,3**	**55**	**8,1**	**11**	**15,8**	**6,3**	**55**	**8,1**	**11**	–
	Ticor, Australia – Magnetic minerals	51,5	Proved	–	–	–	–	–	–	–	–	–	–	
			Probable	22,1	10,0	48	7,0	10	22,1	10,0	48	7,0	10	
			Total	**22,1**	**10,0**	**48**	**7,0**	**10**	**22,1**	**10,0**	**48**	**7,0**	**10**	–
					% Zn	**% Pb**	**Zn metal (kt)**	**Pb metal (kt)**		**% Zn**	**% Pb**	**Zn metal (kt)**	**Pb metal (kt)**	
Base metals	Rosh Pinah[7]	89,5	Proved	1,0	9,5	2,7	91	26	1,6	7,0	2,5	112	41	
			Probable	2,7	10,9	2,6	299	72	3,7	11,5	2,7	431	102	
			Total	**3,7**	**10,6**	**2,7**	**390**	**98**	**5,3**	**10,2**	**2,7**	**543**	**143**	**(30,86)**
					%SiO₂		***Metallurgical* dolomite (Mt)**			**%SiO₂**		***Metallurgical* dolomite (Mt)**		
Industrial minerals	Glen Douglas dolomite mine	100,0	Proved	34	<2,5		N/A		35	<2,5		N/A		
			Probable	–	–		–		–	–		–		
			Total	**34**	**<2,5**		**N/A**		**35**	**<2,5**		**N/A**		**(3,27)**
	Bridgetown dolomite mine	50,0	Proved	7,7	~1,0		4,6		7,3	~1,0		3,7		
			Probable	–	–		–		–	–				
			Total	**7,7**	**~1,0**		**4,6**		**7,3**	**~1,0**		**3,7**		**5,87**
							Aggregate (Mt)					**Aggregate (Mt)**		
	Glen Douglas dolomite mine[14]	100,0	Proved	12,2	Raw dolomite		N/A		18,4	Raw dolomite		12,8		
			Probable	–	–		–		–	–		–		
			Total	**12,2**	**Raw dolomite**		**N/A**		**18,4**	**Raw dolomite**		**12,8**		**(33,97)**
	Bridgetown dolomite mine	50,0	Proved	–	Plant fines		3,9			Not reported				
			Probable	–	–									
			Total	**–**	**Plant fines**		**3,9**			**Not reported**				

Footnotes

* *Period of reporting is July 2003 to December 2004; ore reserve estimates are included in mineral resource estimates; estimates are considered SAMREC/JORC compliant.*
\+ *Audited by independent, third-party auditors during reporting period.*
1. *Status may change pending Kumba's appeal re arbitration.*
7. *Normal production depletion (1,28Mt), changes to mining layouts and minor mining losses contributed to the change in ore reserves over the reporting period.*
8. *Change mainly due to production depletion; the exclusion of the "west" West pit at Donkerhoek because of high mining costs is offset by gains due to new mining layouts.*
9. *The slightly more than 18% increase in coal reserves is the result of an increase in yield, made possible by changes in specifications required by clients.*
10. *Normal production depletion and minor changes to mining layouts resulted in the decrease in ore reserves for the reporting period.*
11. *Coal reserve estimates were not reported in 2003.*
12. *Most of the change is attributable to normal production; Braeburn had been erroneously included in the ore reserves in 2003.*
13. *Mineral resource and subsequent ore reserve models were updated to include the most recent exploration results.*
14. *The aggregate tonnage was inaccurately determined in 2003 (18,4Mt); it has been recalculated at 12,2Mt.*

LEGISLATIVE COMPLIANCE

PROGRESS AGAINST SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY

REQUIREMENTS	PROGRESS	SECTION
Human resources development ◦ Has the company offered the development opportunity to be functionally literate and numerate by the year 2005 and are employees being trained?	◦ Fully company-sponsored, voluntary ABET programmes running at all mines (except where employees are 100% literate) ◦ Leeuwpan, Ticor SA and corporate office 100% literate ◦ Screening and counselling of all ABET candidates to take informed decisions about participation in ABET is undertaken ◦ Incentive scheme to make ABET more attractive being implemented	Social summary – workplace issues
◦ Has the company implemented career paths for HDSA employees, including skills development plans? ◦ Has the company developed systems through which empowerment groups can be mentored?	◦ Human resources development (HRD) policy in place dealing with accelerated development ◦ Formal succession planning and individual development plans rigorously used for all management and professional categories ◦ HDSA employees receive special career planning consideration and mentor support ◦ A 50% joint venture with Eyesizwe Coal for development of Inyanda Coal reserves includes skills transfer through mentorship and service level agreement ◦ Kumba trains 24% of all apprentices in the South African mining industry, most are HDSA	Social summary – workplace issues
Employment equity ◦ Has the company published its employment equity plan and reported on its annual progress in meeting that plan?	◦ Plans submitted to Department of Labour and policy published on Kumba website	N/A
◦ Has the company established a plan to achieve a target for HDSA participation in management of 40% within five years and is it implementing the plan?	◦ Employment equity plans in place, supported by strategies in HRD policy ◦ Measured and monitored up to board level each quarter ◦ Plans monitored per division ◦ HDSA overall: 28% ◦ HDSA senior management: 31% ◦ HDSA middle management: 27% ◦ HDSA first-line management: 33% ◦ HDSA board: 28%	Social summary – workplace issues
◦ Has the company identified a talent pool and is it fast-tracking it?	◦ Formal performance management and succession-planning processes make it easy to fast-track all management levels ◦ HDSA talent pool catered for in succession-planning process	N/A

Targets for employment equity already exceeded in two categories

PROGRESS AGAINST SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY continued

REQUIREMENTS	PROGRESS	SECTION
◦ Has the company established a plan to achieve the target for female participation in mining of 10% within five years and is it implementing the plan?	◦ Current recruitment plans achieving results ◦ Women currently 12% of workforce – Board level: 6% – Senior management: 6% – Middle management: 14% – First-line management: 11%	Social summary – workplace issues
Migrant labour ◦ Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	◦ Recruitment policy is non-discriminatory ◦ Few, if any, foreign migrant workers employed ◦ Emphasis on local recruitment	N/A
Mine community and rural development ◦ Has the company cooperated in the formulation of integrated development plans and is the company cooperating with government in the implementation of these plans for communities where mining takes place and for major labour-sending areas? ◦ Has there been effort on the side of the company to engage the local mine community and major labour-sending area communities?	◦ Collaborated on integrated development plans for Thabazimbi, Mutale and Vhembe Councils and Kgalagadi Development Node ◦ Range of interventions are all aligned with integrated development plans and register of community needs ◦ Forums established to engage local communication communities ◦ Skills and ABET provided for the unemployed, skills training for government institutions, training of trainers programmes, capacity building ◦ Partnership with MQA in Kgalagadi and Newcastle to train ex-mineworkers ◦ Company spent R13 million during the financial year on social investment programmes	N/A SHE summary Social summary – corporate social investment
Housing and living conditions ◦ For company-provided housing, has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of hostels, conversion of hostels to family units and promoted home ownership options for mine employees? Companies will be required to indicate what they have done to improve housing and show a plan to progress the issue over time and show it is implementing the plan.	◦ Company housing policy in place, focusing on home ownership ◦ 3 004 employees (44%) live in affordable rental units ◦ More than R10 million will be spent to upgrade hostels to family units and single quarters over four years ◦ 763 employees assisted to become owners of company housing ◦ 1 895 housing units to be made available for home ownership over four years	Social summary – workplace issues
◦ For company-provided nutrition, has the mine established measures for improving the nutrition of mine employees? Companies will be required to indicate what they have done to improve nutrition and show a plan to progress the issue over time and show it is implementing the plan.	◦ Mechanisms exist for employees to engage management and suppliers ◦ Quality of food contractually regulated – human resources policy stipulates quality requirements	N/A

Preferential discretionary procurement ahead of target

PROGRESS AGAINST SCORECARD FOR THE BROAD-BASED SOCIO-ECONOMIC EMPOWERMENT CHARTER FOR THE SOUTH AFRICAN MINING INDUSTRY continued

REQUIREMENTS	PROGRESS	SECTION
Procurement ∘ Has the company given HDSAs preferred-supplier status?	∘ Policy, guidelines and systems in place to promote procurement from HDSA companies ∘ Preference is given to black-owned and black empowerment suppliers	N/A
∘ Has the company identified current level of procurement from HDSA companies in terms of capital goods, consumables and services?	∘ Auditable system in place and performance tracked	N/A
∘ Has the company indicated commitment to a progression of procurement from HDSA companies over a three to five-year time frame in terms of capital goods, consumables, and to what extent has the commitment been implemented?	∘ Kumba has developed policies since 2001 and is committed to progression over time ∘ Co-founder of SA National Preferential Procurement Forum and support facilitation of regional and provincial collaboration as initiated by the Department of Minerals and Energy ∘ R616 million or 14,7% discretionary procurement to HDSAs during the year (ahead of target of 13,0%) and 18% target for 2005 financial year	Social summary – HDSA procurement
Ownership and joint venture ∘ Has the mining company achieved HDSA participation in terms of ownership for equity or attributable units of production of 15% in HDSA hands within five years and 26% in ten years?	∘ Ownership implementation framework developed and approved and all strategic business units mandated to achieve specific objectives at asset level to ensure Kumba meets 15% and 26% targets within required time frame ∘ Tiso Kgalagadi Consortium's 4,8% equity stake in Kumba facilitated through a 10% discount ∘ 50% joint venture development of Inyanda Coal mine with Eyesizwe Coal ∘ Together with its major shareholder, Anglo, Kumba has embarked on an intense process that will result in Kumba achieving its empowerment ownership objectives during 2005	N/A
Beneficiation ∘ Has the mining company identified its current level of beneficiation? ∘ Has the mining company established its base line level of beneficiation and indicated the extent that this will have to be grown to qualify for an offset?	∘ Baseline level established for various commodities ∘ New beneficiation projects identified and evaluation of potential ongoing ∘ Kumba has a specific case to make for beneficiation credits based on its unique supply agreements with the steel industry, covering iron ore, coal, zinc and dolomite	N/A
Reporting ∘ Has the company reported on an annual basis its progress towards achieving its commitments in its annual report?	∘ Extensive reporting on progress through the scorecard, website and annual report	Business objectives, Chief executive's review, SHE summary, Social summary

A NEW GENERATION MINING COMPANY



As a leading, diversified South African-based resources company, Kumba has taken its place at the forefront of innovation and technology.

To entrench this position, we will continue to develop solutions that generate shared rewards.







TOP: *Happiness Monana, a master metallurgical technician at Sishen, inspects the level of material at the jig pilot plant.*

ABOVE: *Low manganese pig iron is processed for loading at Ticor SA in Empangeni, KwaZulu-Natal.*

BELOW: *Overburden is loaded at Grootegeluk.*

EXECUTIVE COMMITTEE















An experienced management team guides strategic development

Details of executive directors appear on p58 – p59.

DR CON FAUCONNIER

Dr Fauconnier has spent his entire career in the mining industry and has been instrumental in the transformation of the industry in South Africa. He is responsible for ensuring Kumba's sustainable growth in creating value for all stakeholders.

MIKE KILBRIDE

Mike Kilbride has 27 years' experience in mining. He is responsible for creating value for stakeholders by executing the strategic direction approved by the board.

CHARLES MEINTJES

Charles Meintjes, a chartered accountant by profession, is responsible for corporate services that support Kumba's sustainable growth by achieving set business goals and objectives.

DIRK VAN STADEN

Dirk van Staden has 25 years' experience in finance, eight of those in the mining industry. His mandate is to achieve Kumba's business objectives and goals through effective strategies and planning.

RICHARD WADLEY

Richard Wadley has 35 years' experience in exploration, marketing and business development. He is responsible for formulating and implementing effective strategies to ensure Kumba's growth.

CLOCKWISE FROM TOP LEFT: *Mike Kilbride, Fergus Marupen, Ras Myburgh, Con Fauconnier, Dirk van Staden, Marie Viljoen, Richard Wadley, Charles Meintjes and Trevor Arran.*

TREVOR ARRAN

BSc (Hons)(Econ Geology), BEP, Dip Project Management, general manager corporate affairs and investor relations, is responsible for positioning Kumba as a corporate citizen with good governance practices, supportive of effective community development, and proactive stakeholder relations.

FERGUS MARUPEN

BA (Hons Psych), BEd, MDip (HR) (MBA), general manager human resources, is mandated to develop and implement an effective human resources strategy that supports Kumba's business strategy by applying leading-edge practices and technology.

RAS MYBURGH

BEng (Elec), BSc (Hons) (Energy Studies), MBA, EDP, general manager transformation and empowerment, is responsible for formulating and coordinating the implementation of Kumba's business improvement and empowerment transformation strategies.

MARIE VILJOEN

Marie is company secretary and has 18 years' experience in the field. She assumes responsibility for the group's secretarial administrative business and corporate governance services to ensure that Kumba meets its statutory and legal responsibilities.

DIRECTORATE



KUMBA RESOURCES

MLD Marole – Dawn (44)
Non-executive chairman
BCom, DTE, MBA (North Eastern University, Boston, USA)

Dr CJ Fauconnier – Con (57)
Chief executive
Pr Eng (Int), BSc (Eng)(Mining), BSc (Hons)(Eng), MSc (Eng), DEng (Pretoria), MBA (Oregon, USA), DSc (hc) (Free State), Strategic Leadership Programme (Oxford), Senior Executive Finance Programme (Oxford)

PM Baum – Philip (50)
Non-executive director
BCom, LLB, Higher Diploma in Tax Law

BE Davison – Barry (59)
Non-executive director
BA (Wits), Graduates Commerce Diploma (Birmingham University), Advanced CIS Diploma, Advanced Executives Programme (Unisa)

TL de Beer – Tom (69)
Non-executive director
BCom, CA(SA), Executive Programme in Business (Columbia, USA)

JJ Geldenhuys – Jurie (61)
Non-executive director
BSc (Eng)(Electrical), BSc (Eng) (Mining), MBA (Stanford), Pr Eng

MJ Kilbride – Mike (52)
Executive director, business operations
BSc (Hons)(Min Eng)(RSM), Senior Executive Programme (London Business School)

Dr D Konar – Len (50)
Non-executive director
BCom, CA(SA), MAS, DCom

CF Meintjes – Charles (42)
Executive director, corporate services
BCom Acc, BCompt (Hons), CA(SA), Advanced Management Programme (Wharton)



The breadth and depth of experience of the board is a competitive advantage

AJ Morgan – Allen (57)
Non-executive director
BSc, BEng (Electrical), Pr Eng

WA Nairn – Bill (60)
Non-executive director
BSc (Eng)

SA Nkosi – Sipho (50)
Non-executive director
BCom, BCom (Hons)(Econ), MBA, Diploma in Marketing Management

CML Savage – Cedric (65)
Non-executive director
BSc Eng, Pr Eng, MBA, ISMP (Harvard)

Dr NS Segal – Nick (64)
Non-executive director
BSc (Eng), PhD (Phys Chem)(Rand), DPhil (Economics)(Oxon)

F Titi – Fani (42)
Non-executive director
BSc (Hons), MA, MBA

DJ van Staden – Dirk (55)
Executive director, finance
BJuris, LLB, Advanced Management Programme (Insead)

RG Wadley – Richard (57)
Executive director, strategy and business development
BSc (Hons)(Geology), MSc (Min Eng)(Wits), Advanced Management Programme (Harvard)

PL Zim – Lazarus (44)
Non-executive director
BCom, BCom (Hons)(Econ), MCom (Econ)



CORPORATE GOVERNANCE

INTRODUCTION

Dr Con Fauconnier, Kumba's chief executive, believes that "corporate governance is more than just putting in place structures and reporting mechanisms. Corporate governance is about commitment and achieving a balance between the demands of conformance governance and performance measurement."

The board supports this view and is committed to a sound set of governance principles tailored in accordance with the application of common law principles, the detailed rules of the JSE Securities Exchange South Africa (JSE) and the Companies Act, 61 of 1973 (as amended), as well as the recommendations of the two King reports on corporate governance.

The chief executive and executive management recognise the need to conduct the business of Kumba and its entities in terms of the spirit and principles of the Code of Corporate Practices and Conduct (the Code) by:

- Acknowledging the responsibility towards the community, society and to the environment in which the group operates
- Continually examining its management structures, culture, policies and strategies and the ways in which it deals with various stakeholders to effect best practice
- Implementing systems that will satisfy the requirements relative to governance demands, ethical behaviour, risk management and performance stability.

COMPLIANCE WITH KING II

The directors are of the opinion that Kumba complies with, and has applied, the requirements of King II for the period under review. All entities in the group are required to subscribe to the spirit and principles of the Code. In addition, the Code is applied to all operating entities of the nature and size identified in King II.

APPROACH TO CORPORATE GOVERNANCE

Kumba's corporate governance approach provides an integrated strategic management framework necessary to achieve the performance standards required to operate in the best interests of its profitability, environment and communities.

The relationship between Kumba's stakeholders and those entrusted to manage the company's resources are based on the qualities of *leadership, accountability* and the *transparency* of Kumba's strategies and processes.

Leadership

Role of the board

The board subscribes to long-term sustainability of corporate capital, as well as a triple bottom-line emphasis on financial, environmental and social capital. Furthermore, the board focuses on maintaining a balance between the interests of stakeholders and the collective good of the group in terms of its charter, accepting that it is ultimately responsible and accountable for the affairs of the company.

Key features of the responsibilities of the board include:

- Directing and controlling the business of the company to achieve continuing prosperity and to act in the best interest of Kumba
- Adopting strategic plans and monitoring budgeting and operational performance
- Presenting annual financial statements, interim reports and related disclosure requirements
- Taking responsibility for the preparation and approval of financial statements
- Delegating authority to board committees and executive management
- Overseeing succession planning and director selection
- Administrating appointments to and removals from the board
- Evaluating the board and individual director performance
- Monitoring, guiding and supervising executive management performance against approved key performance indicators
- Ensuring that the company manages the business with integrity and in conformance with best practice standards
- Providing a risk management strategy and policy framework
- Controlling compliance with laws and regulations
- Ensuring effective stakeholder communication.

Kumba's non-executive directors are independent of management and have an understanding of the company's mission and strategic plan, a comprehension of Kumba's business and specialist expertise to add value to the company.

Role of the committees of the board

Specific responsibilities have been delegated to the three committees in support of the functioning of the board:

- Audit committee
- Human resources and remuneration (HR and Rem) committee
- Safety, health and environment (SHE) committee

The membership and principal functions of these committees are set out on p62.

These committees serve in accordance with written terms of references approved by the board, which are reviewed and updated annually.

Role of executives and management

Executives' and managers' responsibilities include, inter alia, to lead through developing, implementing and monitoring business strategies strongly founded on corporate values, ethical conduct and quality service delivery. Executive action and supervision are directed by a variety of governance structures.

The executive committee is a management advisory forum chaired by the chief executive and includes the executive directors; general manager corporate affairs and investor relations; general manager human resources; general manager transformation and empowerment and the company secretary. The general managers of Kumba's iron ore, coal, heavy minerals, base metals, industrial mineral business operations and the general manager SHE, attend by invitation. The committee meets on a monthly basis to assist the chief executive in formulating group strategies, monitoring performance, defining Kumba's risk-tolerance capacity and acting as a sounding board on issues to be presented to the board.

Accountability

At Kumba the board accepts its duty to address matters of significant interest and concern to stakeholders, taking into account greater demands for accountability, and to ensure maintenance of objectivity in recognising and balancing the interests of stakeholders for the collective good of the group.

Transparency

Kumba recognises the need for full, equal and timeous disclosure of information to stakeholders as prescribed by various policies governing communication and conduct with stakeholders.

BOARD STRUCTURE AND RELATED MATTERS

BOARD COMPOSITION

The board comprises 18 directors, with six independent non-executive directors (as defined by JSE rules) and five executive directors. The chairman, Mrs Dawn Marole, is an independent non-executive director.

To ensure efficient staggering of director rotation, directors are subject to retirement and may be nominated for re-election every three years. The retirement age for a non-executive director is 70 years, becoming effective at the annual general meeting after the date on which he/she turned 70.

Existing practices and procedures require the board to engage in selecting its own members and in planning for its own succession.

A performance assessment of both the board and individual directors will be undertaken to plan for the continuity of experience and knowledge, matching the configuration of the board with the strategic direction of Kumba.

CHAIRMAN AND CHIEF EXECUTIVE

From its listing date, Kumba has upheld separation of the operational role of the chief executive and the chairman's role to facilitate the smooth and efficient functioning of the board. Their respective statements of responsibilities were approved at a board meeting held in February 2004.

DIRECTORS

The directors are credible, skilled and experienced and bring appropriate judgement to bear on corporate issues.

Practices and procedures have been established in liaison with the company secretary to familiarise directors with the group's operations, senior management, and the business environment and to induct them in their fiduciary duties and responsibilities. Directors can visit operational centres to better familiarise themselves with business operations. The focus is on continuous provision of information relating to group performance and industry activities, facilitated through a dedicated directors' website.

A company policy on attendance by Kumba directors and board committee chairmen at shareholder meetings is in place.

COMPANY SECRETARY

The company secretary assumes responsibility for the group company secretarial administrative business and corporate governance service so that obligations are met and directors and management are able to make the fullest possible contributions to the success of an effective and well-run organisation.

The company secretary supports the running of the board, including board committees, ensuring that the board carries out its business in a professional and efficient manner, in line with its statutory, legal and other responsibilities.

BOARD MEETINGS

The board meets at least five times a year and, if necessary, more often. During the period 1 July 2003 to 31 December 2004, the board met ten times. Information on the attendance of individual directors is provided on p65. Where directors are unable to attend a meeting, tele- and videoconferencing facilities are made available to allow them to participate.

The information needs of the board are reviewed regularly. The agenda has been adapted to focus firstly on strategy and performance monitoring followed by governance-related matters. Efficient and timely procedures of informing and briefing board members are in place. Management ensures that board members are provided with relevant information to enable the board to

. . . between conformance, governance and performance measurement

make informed decisions. Directors are kept appropriately informed of material developments affecting the group between board meetings.

BOARD COMMITTEES

All three Kumba board committees have detailed mandates from the board, fully aligning their duties and responsibilities with those of the board. Experienced, knowledgeable independent non-executive directors chair these board committees.

Board committees are subject to regular evaluation by the board. The effectiveness of the audit committee has been evaluated as excellent for the past three years, whilst an evaluation process in respect of other board-appointed committees has been introduced. The minutes of each committee meeting are presented to the board for information.

Audit committee

Members

This committee comprises four non-executive directors – Dr D Konar (chairman), Mr TL de Beer, Dr NS Segal and Mr PL Zim, of whom the first three are independent. Mr Zim was appointed on 7 June 2004 and served as a member until 31 December 2004.

Composition and proceedings

Meetings are held at least four times a year and are attended by the external and internal auditors and, on invitation, the chairman and members of the executive management.

The committee has discussions with the company's internal and independent auditors on their evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting, with and without management present.

The committee met six times during the period under review.

Role of the committee

The audit committee assists the board in relation to its responsibility for the preparation of the financial statements of Kumba and its subsidiaries and ensures that the interim and annual financial statements, and other formal announcements relating to the company's financial performance, comply with all statutory and JSE requirements. Focus areas are:

- Integrity of financial reporting judgements and estimates
- Compliance with applicable legislation and regulations
- Matters relating to financial and internal control, accounting policies, reporting and disclosure
- Reviewing and recommending to the board interim and year-end financial statements and dividend announcements
- Ensuring that all risks to which the group is exposed are identified and managed in a well-defined control environment
- Monitoring values and ethics
- Security and fraud controls
- Evaluation of the performance of the external and internal auditors
- Reviewing/approving external/internal audit plans, findings, reports and fees
- Asset valuations and revaluations
- General and specific provisions
- Basis for the going concern assumption.

The audit committee approved a policy addressing the services that may be performed by the external auditors during August 2002, which was updated in February 2005. Compliance with the policy is reported annually to the audit committee.

HR and Rem committee

Members

This committee comprises five non-executive directors: Mr TL de Beer (chairman), Mrs MLD Marole, Messrs JJ Geldenhuys, F Titi and PM Baum, of whom the first four are independent; and the chief executive, Dr CJ Fauconnier.

Composition and proceedings

The executive director finance and general manager human resources attend meetings by invitation. These delegates and the chief executive director do not participate in discussions and decisions regarding their own remuneration and benefits.

Four meetings are scheduled annually, with special meetings called as required. The committee met nine times during the period.

Role of the committee

The committee has a clearly defined mandate from the board directed at:

- Ensuring the group's chairman, directors and senior executives are rewarded for their individual contributions to overall performance
- Ensuring the group's remuneration strategies, packages and schemes are related to the achievement of business objectives and the delivery of shareholder value
- Ensuring appropriate human resources strategies, policies and practices
- Reviewing executive and non-executive director succession planning, mapped against the objectives of the board and the strategic direction of the group.

In accordance with the board charter, the committee, together with the chairmen of the standing board committees, annually undertakes a performance assessment of the chief executive.

SHE committee

Members

This committee comprises four non-executive directors – Messrs JJ Geldenhuys (chairman), AJ Morgan, SA Nkosi and WA Nairn, of whom the first three are independent; and two executive directors, Dr CJ Fauconnier and Mr MJ Kilbride.

Composition and proceedings
The general manager SHE attends all meetings. Members of the executive committee and general managers of the business units also attend meetings by invitation.

The committee met four times during the period under review.

Role of the committee
The SHE committee is responsible for formulating and recommending policies, strategies and programmes to the board in all matters affecting safety, health and environment throughout the group, ensuring that these policies and programmes are in line with legislation, effectively implemented and that SHE performance is regularly measured and evaluated.

DIRECTORS' SHARE DEALINGS

The group has various policies and procedures to address conflicts of interests. These cover areas such as management share interests and directorships in companies with which Kumba has contractual relationships.

The group has a procedure in place to restrict dealing in its securities by directors, officers and other selected employees during closed periods as defined in the JSE Listings Requirements below:

- The date from the expiration of the first six-month period of a financial year up to the date of publication of the interim results
- The date from the financial year end up to the date of earliest publication of the year-end financial results
- Any period when an issuer is trading under a cautionary announcement.

GOING-CONCERN STATEMENT

The board has considered and recorded the facts and assumptions on which it relies to conclude that the group will continue as a going concern in the financial year ahead.

The board is of the opinion that the business will be a going concern in the year ahead and its statement in this regard is also contained in the statement on the responsibility of directors for the annual financial statements.

FINANCIAL AND OPERATIONAL REPORTING DISCLOSURE

Kumba uses a broad range of channels to communicate financial information, such as the JSE Securities Exchange News Service (SENS), the Internet for its interim and annual results, presentations to fund managers and analysts, paid press reports, the annual report and news releases to newspapers and news agencies.

RISK MANAGEMENT PROCESS

At Kumba, the risk management process is not a separate activity within management but an integral part of good management processes.

Risk management entails a process of identifying, analysing and mitigating risks which could prevent Kumba from achieving critical business objectives. It includes implementing and monitoring control activities to manage risk throughout the group by developing risk management plans which cover activities as diverse as reviews of operating performance, information technology and management information systems, increased competition and contestability, outsourcing, performance management and information, professional development, staff appraisal, including client surveys, reconciliations of accounts, approvals and segregation of duties.

Control activities to mitigate risk are designed and implemented and relevant information regularly collected and communicated throughout the group. Management monitors performance to ensure that objectives are being achieved and control activities are operating effectively. There were no major breaks in internal control during the period.

Effective governance arrangements require directors to ensure the establishment by management of appropriate protocols to identify potential risks as well as opportunities and to establish processes and practices to manage all risks associated with the company's operations.

The board is kept abreast of the major trends impacting on the company, potential risks and opportunities at bi-annual discussions.

The detailed risk management report appears on p66 to p68.

REMUNERATION POLICIES

Kumba's performance-driven remuneration policy, governed by the HR & Rem committee, positions the total remuneration of executive directors and employees at or near the median compared with companies with which it is competing for talent. Employees who accept the challenge of our business objectives and who excel in accomplishing them achieve above-average rewards and career advancement. A significant part of the

Risk management is an integral part of good management processes

remuneration of employees is linked to personal and company performance.

All employees, including executive directors, are entitled to take part in an annual bonus and gain-share scheme, based on achieving and exceeding performance targets set by the HR & Rem committee. Senior management and staff specialists are eligible to participate in the Kumba management share option scheme.

The aim of the group's remuneration policy is to ensure that executive directors and employees who are not in the bargaining unit are rewarded in a way that enables the group to attract and retain employees of the highest quality – people who are motivated to achieve performance superior to competitors, which serves the best interests of shareholders.

The HR and Rem committee considers and submits recommendations to the board on the fees for each non-executive director. Any changes to fees are recommended for approval by the board and presented to shareholders at the annual general meeting for approval before implementation and payment. The fee is determined according to, among others, the median remuneration paid by comparable companies.

Non-executive directors are not bound by service contracts, and there are no service contracts exceeding six months relating to the position of any executive director.

There is full disclosure in the remuneration report on p111 of various remuneration matters in respect of the directors.

ORGANISATIONAL INTEGRITY AND ETHICS

Kumba's code of ethics provides a basis for ethical behaviour and guidance to the company and its employees to:

- Comply with industry standards and applicable codes of conduct
- Act with honesty in performing duties
- Apply due care in the use of company information, equipment and facilities
- Exercise consideration and sensitivity in dealings with stakeholders.

This approach is practised at all levels in the group and forms an integral part of Kumba's operations. Conduct that violates these ethical principles may constitute grounds for disciplinary action in terms of Kumba's conditions of employment and its disciplinary code.

Kumba's board of directors, employees and the unions have endorsed the group's code of ethics, while the general manager, human resources and the company secretary monitor compliance with the code. Awareness of ethical behaviour is encouraged by regular communication with employees of the group.

Beside Kumba's other compliance and enforcement initiatives, a fraud prevention policy has been developed and widely communicated. A fraud philosophy statement, signed by the chief executive, encapsulates the fraud prevention policy and reads as follows:

We are committed to the highest standards of honesty, integrity and fairness, and have a zero tolerance for the commissioning or concealment of fraudulent acts by employees, contractors and suppliers. The conduct of our employees must be characterised by the fundamental values of integrity, respect, accountability, fairness and caring. All employees are responsible for the reporting of fraud through the available channels. All reporting of such acts will be investigated and appropriate action will be taken, which includes legal action where prima facie evidence exists.

Kumba's stakeholder charter forms part of an ethics base that encompasses its code of ethics, the code of conduct and the Kumba Way as set out on p5 of this report.

As part of the policy, a toll-free hotline has been established as a mechanism through which all stakeholders can report suspected fraud, corruption or any unethical conduct, with assured anonymity. Details are as follows:

Hotline 0800 201 519
Hotfax 012 307 3085
Hotmail hotline@aurco.com

During the year, 20 cases of suspected fraud were reported. Eight of these complaints were received through the toll-free fraud hotline. Four disciplinary cases resulted in dismissals, a total of ten investigations resulted in criminal prosecution and six were found to be unsubstantiated.

INTEGRATED SUSTAINABILITY REPORTING

Kumba harmonises social and environmental responsibilities with its business pursuits. These cover trade practices, environmental policies, energy and waste policies, employee welfare and safety, and community relations. A selection of these principles includes:

- Ensuring that the business is ecologically sustainable, meeting the needs of the present without compromising the future
- Aiming for maximum commercial benefit but realising that the livelihood of employees and intermediaries depends on paying them a fair market price

Building long-term relationships with stakeholders is a business imperative

- Supporting long-term, sustainable partnership-based relationships with the communities in which the group's businesses operate
- Promoting respect for human rights on the part of suppliers
- Contributing to communities through donations, social investment and partnerships with communities.

This broad view of responsibility and accountability underpins the concept of Kumba's triple bottom-line reporting.

Kumba is among the first group of companies listed on the JSE All Share Index to comply with the requirements of the new JSE Socially Responsible Investment (SRI) Index, and one of the first 51 of the 160 All Share Index companies to meet the requirements of the corporate governance, economic, social and environmental criteria.

The data provider for the index, Sustainability Research & Intelligence, commended Kumba for its disclosure level in terms of quantitative and qualitative information in respect of the four areas measured.

COMMUNICATIONS WITH STAKEHOLDERS AND SHAREHOLDERS

At Kumba, building long-term and mutually beneficial relationships with our stakeholders is a business imperative.

The group manages relations through the corporate affairs and investor relations department, which is responsible for ensuring appropriate communication with the investment community. Contact is maintained with domestic and international institutional shareholders, fund and asset managers and analysts by means of investor road shows, presentations to the investment community as well as liaison with major shareholders.

Kumba is committed to providing timely, accurate announcements and circulars to our shareholders in accordance with the JSE Listings Requirements.

RECORD OF ATTENDANCE AT DIRECTORS' MEETINGS FOR THE PERIOD I JULY 2003 TO 31 DECEMBER 2004

	Board/special meetings (10#)	Audit committee (6#)		Safety, health and environment committee (4#)		Human resources and remuneration committee (9#)	
Board of directors	Attendance	Composition	Attendance	Composition	Attendance	Composition	Attendance
MLD Marole†	10	By invitation	5			Member	9
Dr CJ Fauconnier*	10	By invitation	6	Member	4	Member	8
PM Baum•	5					Member	6
BE Davison^	6						
TL de Beer†	9	Member	6			Chairman	8
JJ Geldenhuys†	10			Chairman	4	Member	9
MJ Kilbride*	10	By invitation	6	Member	3		
Dr D Konar†	10	Chairman	6				
CF Meintjes*	10	By invitation	6				
AJ Morgan†	10			Member	4		
WA Nairn•	5			Member	2		
SA Nkosi	9			Member	4		
CML Savage	7						
Dr NS Segal†	10	Member	6				
F Titi	9					Member	7
DJ van Staden*	10	By invitation	6			By invitation	6
RG Wadley*	10						
PL Zim•	5	Member	2				

 # Number of meetings
† Independent non-executive director
** Executive director*
• Appointed on 17 February 2004
^ Appointed on 16 September 2003

RISK MANAGEMENT

RISK PHILOSOPHY

It is Kumba's vision to outperform the mining and mineral sector in creating value for stakeholders through exceptional people and superior processes. To achieve this:

- We are committed to develop and maintain an integrated, enterprise-wide risk management programme (ERM). In this process, Kumba will apply a logical, systematic and repetitive methodology that will identify, analyse, assess, treat and monitor all risks, whether they are insurable or not
- We communicate accurate and timeous information to people within the organisation tasked to minimise losses and maximise opportunities, to assist them in achieving their respective strategic business objectives
- We recognise the complexity and diversity of risks that face Kumba and we are integrating all our efforts to maximise opportunities and minimise exposures to risk and to reduce it, where necessary, to levels commensurate with our risk appetite.

RISK APPETITE

The board, guided and assisted by the executive risk management committee, defines, approves and communicates Kumba's risk appetite or risk-tolerance capacity.

The risk-bearing capacity (tolerance) of Kumba is a function of the company's ability to endure unforeseen losses and the effect such losses may have on the company's share value and market capitalisation.

Risk-bearing capacity cannot be expressed as a static value as it constantly changes due to:

- International supply and demand for our products
- Production cost which in turn is constantly influenced by changes in input costs
- The quantity and value of fixed and current assets used in the production process.

The main objective for the determination of the risk-bearing capacity is to establish the optimal risk-tolerance capacity of Kumba.

The most effective way for the board to demonstrate its risk appetite (and commitment to the ERM programme) is to exceed shareholder expectation in terms of performance. Through its actions and proven commitment, the board can clearly demonstrate:

- How much risk will be allowed to be taken to achieve strategic business objectives
- That risks that could impact on performance have been identified, tracked and monitored
- How the process could potentially increase shareholder value.

A clearly-formulated risk appetite or risk-tolerance strategy communicated by the board in terms of monitoring and governance procedures, a centralised ERM hub dedicated to strategic direction and policy development and risk committees operating at divisional level expediting ERM policy reflect an embedded ERM programme.

Our ERM approach is aimed at:

- Minimising losses caused by adverse events
- Reducing surprises to earnings and reputational damage
- Contributing to the protection of shareholder value.

Kumba's view is that business is about taking calculated risks, weighed and measured against the company's risk appetite.

RISK CULTURE

Kumba strives to achieve zero tolerance for compliance failures and to speedily identify and rectify any deviation. Constant emphasis is placed on the promotion of a risk-conscious culture throughout the company and this proactively supports the achievement of strategic business objectives.

Continuous monitoring of the existing and changing risk profile of the company is the responsibility of each risk owner.

Divisional risk committees play an important role in the identification of operational risk as well as in the development and application of generic mitigating strategies. They also have a risk oversight function by being closer to activities that could cause an adverse outcome.

The committee operates under the chairmanship of the head of the business centre and meets once every quarter. The group risk manager attends all these meetings.

At Kumba, a healthy exchange of information on potential, new and resolved risks occurs across commodities. This management communication underscores Kumba's risk-conscious culture that is embedded vertically as well as horizontally in the company.

Integrated, enterprise-wide risk management programme firmly in place

RISK MANAGEMENT OBJECTIVES

The ERM process adopted in Kumba is solely aimed at providing an effective and consistent risk management methodology. The process is continuous, consisting of well-defined steps which, when taken in sequence, support better decision-making by contributing a greater insight into risks and their impacts. Risks from all sources are identified and once these surpass the materiality threshold, a formal process begins in which casual factors and consequences are identified and the correlation with other risks and the current risk-mitigating strategy are reviewed.

COMMUNICATE

ESTABLISH THE CONTEXT
- The strategic context
- The organisational context
- The risk management context
- Set and communicate business objectives
- Consider internal and external business objectives

IDENTIFY THE RISKS
Headline risk areas
Evolving risks

ANALYSE RISKS

DETERMINE EXISTING CONTROLS

Determine likelihood

Determine impact

Estimate level of risk

EVALUATE RISKS
Compare against criteria
Set risk priorities
Consider control measures

Risk acceptable → YES → Accept

NO

Identify treatment options: Reduce likelihood | Reduce impact | Transfer in full or in part | Terminate

Assess treatment options: Consider feasibility costs and benefits; Recommend treatment strategies; Select treatment strategy

Prepare treatment plans: Prepare treatment plans

Implement treatment plans: Reduce likelihood | Reduce impact | Transfer in full or in part | Terminate

→ YES → Retain

MONITOR AND REVIEW

Enhanced decision-making through greater insight into the impact and likelihood of risk

TOP RISKS

Risk	Impact	Probability of occurrence	Control measures
◦ Impact of continued rand and Australian dollar strength on profitability	High	High	Kumba business improvement programme launched with rigorous tracking (p13 and p29). Judicious hedging policy.
◦ Sluggish titanium slag market recovering slowly, affecting heavy minerals' profitability	High	Medium	Analysis of TiO_2 market forces; cost reduction initiatives; sustained focus on continuous improvement and ramp up to position for recovery.
◦ Changes in environmental legislation can result in increased rehabilitation costs and/or demand on cash resources	High	Medium	Increased emphasis on ongoing rehabilitation during life of mine; proactively study and manage proposed legislation; implement best practices; demonstrate responsible corporate citizenship.
◦ Optimum value release for Kumba combined with mining charter compliance not achieved	High	Medium	Coordinated process between Kumba and its major shareholder; business models to assess scenarios and implications; pursue sound value-release initiatives.
◦ Insufficient availability of zinc concentrates of acceptable quality and cost	High	Medium	Secure alternative suppliers; long-term concentrate offtake agreements from foreign mines; maximise Rosh Pinah and Black Mountain offtake.
◦ Delays in infrastructure capacity expansions constraining growth in iron ore exports	High	Medium	Ongoing constructive engagement on operational efficiency and initiative to ensure short- and medium-term additional capacity through a project managed by a joint Kumba/Transnet steering team. New contract for the transport and handling of export iron ore and additional capacity signed.
◦ Inability to deliver growth and add value for Kumba stakeholders	Medium	Medium	Maintain bankable capital structure. Strategic equity partners. Capital raising.
◦ Delay in RBCT Phase V will result in higher distribution cost and lower export prices	Medium	Medium	Ongoing engagement of role players in Phase V expansion project and ensuring throughput commitments by participants.

SHAREHOLDERS' INFORMATION

MARKET LISTINGS AND OTHER INFORMATION

The principal market for Kumba Resources Limited is the JSE. As a constituent of the All Share Top 40 index (ALSI 40 index), Kumba shares trade through the STRATE system.

STRATE is the authorised central securities depositary (CSD) for equities in South Africa that incorporates an electronic settlement system. STRATE achieves secure, electronic settlement of share transactions on the JSE and for off-market trades. Shares in companies listed on the JSE can no longer be bought or sold unless they have been dematerialised on to the STRATE system. This process involves submitting paper share certificates to a custodian bank or JSE member firm (broker) for conversion into an electronic record, an exercise referred to as dematerialisation.

The introduction of the Johannesburg Equity Trading (JET) system a few years ago highlighted the deficiencies in the JSE's paper-based settlement system. Shares were no longer traded on a trading floor, and this contributed to a massive leap in the number of trades each day. Back-office support services were incapable of handling this increase in daily transactions efficiently in a paper-based environment. The transition to an efficient settlement system has increased market activity and will certainly improve the international perception of the South African market by reducing settlement and operational risk in the market, increasing efficiency and ultimately reducing costs. Accordingly, by heightening investor appeal, STRATE enables South Africa to compete effectively with other international markets, and not just those of emerging countries. For additional information please refer to the STRATE website: **www.strate.co.za.**

Closing JSE share prices are published in most national and regional SA newspapers and are available during the day on the Kumba and other websites. Share prices are also available on I-Net Bridge, Reuters and Bloomberg.

Kumba has an over-the-counter (OTC) sponsored American depositary receipt (ADR) facility with the Bank of New York (BoNY) under a deposit agreement.

ADR HOLDERS

ADR holders may instruct the BoNY as to how the shares represented by their ADRs should be voted. Registered holders of ADRs will have the annual and interim reports mailed to them at their recorded address. Brokers or financial institutions, which hold ADRs for shareholder clients, are responsible for forwarding shareholder information to their clients and will be provided with copies of the annual and interim reports for this purpose.

DIVIDEND DETERMINATION

Dividends are determined in South African rand (ZAR) and are then declared payable in the same currency by the group. ADR shareholders are paid in US dollar by the group's ADR bank, BoNY. BoNY effects the conversion of ZAR-determined dividend in US dollars on behalf of its US ADR shareholders. Contact Computershare or BoNY for further details.

SUPPLEMENTARY INFORMATION

GENERAL SHAREHOLDER ENQUIRIES

Computershare is the registrar for Kumba. All enquiries and correspondence concerning shareholding (other than shares held in ADR form) should be directed to the registrar. Computershare's contact details are on p182. Shareholders must notify Computershare promptly in writing of any change of address.

All enquiries concerning shares held in ADR form should be directed to the BoNY, whose contact details are also given on p182 or alternatively visit their website at: **www.adrbny.com.**

Shareholders can obtain details about their own shareholding on the Internet. Full details, including how to gain secure access to this personalised enquiry facility, are provided on the Computershare website: **www.computershare.com**.

CONSOLIDATION OF SHARE CERTIFICATES

If your certificated shareholding in Kumba is represented by several individual share certificates, you may wish to have these replaced by one consolidated certificate; there is no charge for this service. You should send your share certificates to Computershare together with a letter of instruction.

Since listing, Kumba outperformed the ALSI 40 by 25% and the resource index by 35%

PUBLICATION OF FINANCIAL STATEMENTS

Shareholders wishing to receive the annual report and/or the interim report in electronic rather than paper form should register their instruction on the Kumba website at: **www.kumbaresources.com**.

SHAREHOLDER INFORMATION

MAJOR SHAREHOLDERS

As far as is known, Kumba is directly controlled by another corporation, Anglo American plc, which owns and/or controls directly more than 10% of its shares.

As of 31 December 2004, the two entities known to Kumba as owning more than 10% of its shares were Anglo American plc and Industrial Development Corporation of South Africa (IDC) with 201 092 500 and 41 498 615 shares, representing 66,62% and 13,75% respectively. Kumba does not know of any arrangements which may result in a change of this control. As of 31 December 2004, the total amount of the voting securities owned by the directors of Kumba was 70 318 ordinary shares, representing approximately 0,02% of the number of shares in issue.

SHAREHOLDERS' ANALYSIS

REGISTER DATE: 31 DECEMBER 2004

Issued share capital: 301 854 211 shares of R0,01 each

Shareholder spread (shares)	Number of shareholders	%	Number of shares	%
1 – 1 000	26 321	94,92	4 601 965	1,52
1 001 – 10 000	1 113	4,01	3 159 414	1,05
10 001 – 100 000	216	0,79	6 576 384	2,18
100 001 – 1 000 000	65	0,23	19 448 432	6,44
1 000 001 shares and over	14	0,05	268 068 016	88,81
	27 729	100,00	301 854 211	100,00

Distribution of shareholders	Number of shareholders	%	Number of shares	%
Banks	110	0,40	55 727 243	18,46
Close corporations	121	0,44	68 096	0,02
Endowment funds	31	0,11	240 609	0,08
Holding company	1		169 999 200	56,32
Individuals	25 801	93,05	6 959 916	2,31
Insurance companies	39	0,14	2 498 353	0,83
Investment companies	12	0,04	1 840 052	0,61
Medical aid schemes	4	0,01	37 446	0,01
Mutual funds	95	0,34	6 514 637	2,16
Nominees and trusts	1 047	3,78	1 274 337	0,42
Other corporations	60	0,22	81 258	0,03
Pension funds	149	0,54	23 317 075	7,72
Private companies	247	0,89	31 576 082	10,46
Public companies	11	0,04	1 174 775	0,39
Share trust	1		545 132	0,18
	27 729	100,00	301 854 211	100,00

Public/non-public shareholders	Number of shareholdings	%	Number of shares	%
Non-public shareholders	11	0,03	243 207 377	80,57
Directors and associates of the company	3	0,01	70 318	0,02
Strategic holdings (more than 10%)	3	0,01	242 591 927	80,37
Share trust	1		545 132	0,18
Public shareholders	27 711	99,95	58 646 834	19,43
	27 729	100,00	301 854 211	100,00

Beneficial shareholders' holding of 3% or more	Number of shares	%
Anglo American Corporation	169 999 200	56,32
Industrial Development Corporation	41 498 615	13,75
Stimela Mining (Pty) Limited	31 093 300	10,30
Public Investment Commissioners	15 669 636	5,19
State Street Bank & Trust Co (Custodian)	5 257 456	1,74

Share price appreciation of 16% reflects perceived value by investors

BREAKDOWN OF NON-PUBLIC HOLDINGS

Directors	Number of shares	% of shares
Wadley, RG	47 870	0,015
Fauconnier, CJ	22 280	0,007
Konar, D	168	0,00
Total	70 318	0,022

Strategic holdings (more than 10%)	Number of shares	% of shares
Anglo American Corporation	169 999 200	
Industrial Development Corporation	41 498 615	
Stimela Mining (Pty) Limited	31 093 300	
Total	242 591 115	80,37

Share trusts	Number of shares	% of shares
Kumba Management Share Trust	545 132	
Total	545 132	0,18

Beneficial breakdowns	Number of shares	% of shares
Public Investment Commissioners	15 669 636	5,19
– RMB Asset Management	*6 075 459*	
– RMB Asset Management	*3 222 737*	
– Public Investment Commissioners	*2 582 191*	
– Stanlib Asset Management	*2 288 601*	
– Old Mutual Asset Management	*1 500 648*	
State Street Bank & Trust Co (Custodian)	5 257 456	1,74



CREATING BALANCE IN OUR ENVIRONMENT

As we extract value from our diverse operations, we replenish natural resources by rehabilitating our land.

We develop our communities today, so that together we can create a sustainable planet for tomorrow.



TOP: *Progressive vegetation rehabilitation on slopes at Sishen mine.*

CENTRE: *Ongoing rehabilitation through the planting of indigenous trees at Ticor SA.*

BELOW: *Pit manager Karel Haggard monitors Leeuwpan mine's high wall and spoil areas.*






SPECIAL
AREA
NO ENTRY

ECONOMIC SUMMARY

In terms of GRI guidelines, the direct economic impact of certain economic performance indicators are disclosed below.

Direct economic impact	Indicator	Details
Customers	Net sales ◦ rand value of revenue ◦ tonnage	 p116 Business operations review on p33 to p42 Summary of business operations in fold-out
	Geographic breakdown of markets ◦ Iron ore ◦ Coal ◦ Heavy minerals ◦ Base metals ◦ Industrial minerals ◦ Group	 Business operations review on p34 Predominantly South Africa Predominantly outside South Africa Predominantly South Africa Predominantly South Africa Segmental report on p159 and p160 Summary of business operations review in fold-out
Suppliers	Cost of all goods, materials and services purchased	Note 5 on p129
	Percentage of contracts paid in accordance with agreed terms	– Supplier base of ±5 000 – Kumba aims to timeously effect >90% of payments to suppliers in accordance with contracts. >95% of payments meet this target
	Supplier breakdown per organisation and country – suppliers from whom purchases represent 10% or more of the total purchases in the period	Approximately 50% of the cost of all goods, materials and services purchased are procured from Kumba's 20 main suppliers Spoornet, a division of Transnet, is being paid in excess of 10% of the total
Employees	Payroll and benefits broken down by region (12 months to December 2004)	Africa 1 732 364 Australia 187 887 Europe 2 887 China 4 148 Total (R000) 1 927 286
Providers of capital	Distributions (interest and capital) to providers of capital	Note 22 on p145 and Annexure 1 on p167
	Increase/decrease in retained earnings	Refer to group statement of changes in equity on p120
Public sector	Tax paid per type and per country	Note 9 on p132
	Subsidies received per country or region	Zero
	Donations in cash to communities, societies, etc	p87 and p88

SAFETY, HEALTH AND ENVIRONMENTAL MANAGEMENT SUMMARY

By complying with all relevant safety, health and environmental management (SHE) legislation and international obligations, the group is committed to consult with stakeholders, achieve high standards of environmental performance, and implement internationally-accepted standards for occupational health, safety and environmental management. Kumba aims to continuously improve safety, health and environmental performance and SHE management systems in all operations as an integral part of our commitment to sustainable development.

Overall responsibility for SHE monitoring and performance rests with the Kumba board, exercised through the SHE committee and consulting forums at corporate level and at each division.

At Kumba, SHE covers all operational aspects and activities with the potential to affect the safety and health of people and the environment. This duty of care covers the entire life cycle of our operations, from exploration and planning to operation, closure, decommissioning, remediation and rehabilitation and post-closure care that focuses mainly on ensuring that environmental sustainability is achieved.

The SHE policy and management standards have been developed in consultation with relevant stakeholders and are mandatory for all Kumba operations. The objectives are to:

- Provide a risk-based SHE management framework, consistent with national legislation, the Kumba SHE policy, ISO 14001, OHSAS 18001, and other internationally-recognised standards that support the implementation of SHE best practice across all Kumba operations
- Provide a Kumba-wide framework to effect SHE legal compliance
- Set out and formalise expectations for the progressive development and implementation of more specific and detailed SHE management systems at all levels of Kumba operations
- Provide performance criteria against which SHE management systems across Kumba can be measured
- Provide a basis from which to drive SHE continuous improvement
- Integrate SHE elements into all relevant existing Kumba policies and practices.

The SHE management process is driven to a large extent by well-established risk management principles. Processes and working areas are broken down into units, where baseline risk assessments are followed by issue-based risk assessments. All operational teams are trained in applying risk assessment on new projects and tasks. Control measures to reduce risk are implemented systematically according to the following risk parameters:

- Engineering design
- Engineering control and SHE systems
- Early warning systems
- Administrative control (eg procedures, training and inspections)
- General protective mechanisms and processes.

OHSAS 18001 AND ISO 14001 CERTIFICATION

We planned to have all our operating business units certified for ISO/OHSAS management systems (ie to OHSAS 18001 and ISO 14001 standards) by 31 December 2004 (Table 1). The operations which did not meet this target are well positioned to achieve accreditation in the 2005 financial year. The status of certifications at the end of the reporting period is tabled overleaf.



Grootegeluk is one of the operations to have achieved OHSAS 18001 and ISO 14001 certification. Here Grootegeluk's safety officer SHEQ, Dave Reyneke, and head of quality management and SHEQ systems, Renier Swart, reflect on the achievement.

Our duty of care covers all operational aspects and activities

Table 1: OHSAS 18001 and ISO 14001 certification

Business unit	*OHSAS 18001*	*ISO 14001*
Sishen	Obtained	Obtained
Thabazimbi	Obtained	Obtained
Grootegeluk	Obtained	Obtained
Ferrosilicon	Obtained	Obtained
Zincor	Obtained	Obtained
Leeuwpan	Planned for December 2005	Planned for December 2005
Tshikondeni	Obtained	Preliminary certification
Rosh Pinah	Planned for September 2005	Planned for September 2005
Glen Douglas	Recommended	Recommended
Ticor	Obtained	Obtained

To ensure a fully-integrated SHE risk management system, some of our business units went further to integrate the ISO/OHSAS management tools into a single system. In 2004, Tshikondeni and Ferrosilicon received integrated ISO/OHSAS certifications, demonstrating that their SHE management systems are devoid of duplication, resource wastage, fragmented solution options and decision-making.

SAFETY AND HEALTH

In health and safety management, the focus is on minimising major occupational risks in the work environment including:

- Self-propelled mobile equipment
- Fire and explosives
- Fall of ground
- Electricity and other sources of energy
- Human behaviour
- Noise exposure
- Airborne pollutant exposure
- Radiation and ventilation.

Occupational safety and health incidents and trends are reported to the relevant authorities in accordance with prescribed standards. The relevant indicators used are aligned with the industry initiative to achieve uniform parameters. All incidents are analysed monthly and bi-annually to determine the contributing factors and implement proactive measures to prevent further incidents. Lessons learned from incidents are shared throughout the group.

Legal assessment forms part of the ISO/OHSAS certification process and all divisions have a legal register. No legal action for non-compliance occurred over the review period.

Additionally, Kumba makes every effort to keep disabled employees in service, including accommodating them in alternative positions.

SAFETY TARGETS

The following safety targets have been set for the company for the 2005 financial year:

- Kumba aspires to a zero-injury rate at all its activities. Regrettably, two fatalities were reported for the 18-month period ended 31 December 2004 (both within 2004). While this is below the four fatalities recorded in the calendar year ended 31 December 2003, it is still regarded as unacceptable
- A 30% yearly improvement on the lost-day injury frequency rate (LDIFR) is applied. The new target for 2005 is 1,75.

Graph 1: Lost-day injury frequency rate



4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0
FREQUENCY RATE
02
03
04

DATA LIMITATIONS

The LDIFR is the total number of lost-day injuries multiplied by a million divided by the man-hours worked, *including overtime and* excluding sick leave or any other leave. Up to December 2004, sick leave and other leave were not fully accounted for, however, initiatives to address this by December 2005 are in place. The Kumba LDIFR for the 12 months ended 31 December 2004 is 2,54 and 2,35 for the 18 months ended 31 December 2004. New initiatives such as the introduction of *I Care* safety rules and the reduction of unsafe acts are being rolled out across all our operations.

HEALTH TARGETS

Health targets for 2004 were:

- The reduction in the number of new compensatable cases of occupational diseases
- The reduction in the number of employees exposed to noise over 85dB (A) per shift through engineering control measures.

The right of future generations to use the environment guides our actions

No quantitative targets were set, however new targets will be reviewed in the context of new legislation and other industrial commitments to meet the following targets for future reporting periods:

- Air quality index of <1 for 80% of exposed employees by 2006
- Risk-based medical surveillance by December 2005
- By December 2008, 95% of all exposure measurement results below the occupational exposure limit for respirable crystalline silica of 0,1mg/m^3
- After December 2013, using present diagnostic techniques, no new cases of silicosis will occur among previously-unexposed individuals
- After December 2008, the hearing conservation programmes implemented by industry must ensure that there is no deterioration in hearing greater than 10% among occupationally-exposed individuals
- By December 2013, the total noise emitted by all equipment installed in any workplace must not exceed a sound pressure level of 110dB (A) at any location in that workplace
- Monitoring of risk reduction and implementing proactive indicators by December 2005.

Occupational hygiene formed an integral part of our occupational health management programme to ensure that the work environment is conducive to high health standards. All the mandatory codes of practice in terms of the Mine Health and Safety Act (29 of 1996) were implemented. To increase employee awareness, computer-based training modules were developed for occupational health.

Graph 2: Suspected cases of noise-induced loss for the reporting periods 2002, 2003 and 2004


NUMBER OF CASES
30
25
20
15
10
5
0
02
03
04

The high number of noise-induced hearing loss cases within Kumba is attributed to the following: training practitioners in identifying and reporting noise-induced hearing loss resulted in increased capacity to detect suspected cases; and changes in noise-induced hearing loss reporting legislation, in terms of the Compensation for Injuries and Diseases Act (No 130 of 1993) which required new baseline assessments of all employees who are exposed to noise (2001 – 2003) resulted in increased reporting of suspected cases.

ENVIRONMENTAL MANAGEMENT

In line with our commitment to give due consideration to the environment at all our activities, we updated our environmental management policy in acknowledgement of all stakeholders' rights to an environment that is not harmful to their safety and well-being. The right of future generations to use the environment to their advantage is also considered during business planning cycles, including operational, decommissioning and closure phases. Kumba is committed to promoting good relationships and enhancing capacity in the local communities where we operate.

The highlight of the review period was the implementation of an electronic environmental management system to enable consolidation of environmental data and statistics on, among others, water consumption and environmental incidents.

Table 2: Suspected occupational disease cases, reported vs accepted cases 1 July 2003 to 31 December 2004

	Cardio-pulmonary tuberculosis	Asbestos-related disease	Coal dust pneumo-coniosis	Other occupational lung diseases	Noise-induced hearing loss	Silicosis	Total
Suspected cases							
2004	4	2	5	2	28	0	42
July 2003 – December 2004	4	2	5	17	58	0	86
Accepted cases							
2004	2	0	2	2	16	1	23
July 2003 – December 2004	3	0	2	5	22	1	33

Environmental management systems conform to international standards

The focus will be expanded to include air quality and biodiversity issues.

ENVIRONMENTAL MANAGEMENT SYSTEMS

Kumba's proactive approach to environmental management is illustrated by the implementation of advanced systems which will facilitate, among others, incident management, corrective action, data collection, data analysis and reporting. This does not only allow us to measure and analyse environmental data and resource consumption for every division in line with national legislation and internationally-accepted norms, but also complements the ISO 14001 management system.

The benefits of electronic reporting include quicker response times – which reduce real risk and the quantum of damage – as well as sharing knowledge and producing verifiable data and statistics. The system has been installed at five divisions and will be implemented at the remainder in due course. This will enable us to establish baselines throughout the group during the new financial year and allow environmental performance to be compared year on year against internal targets as well as with best-practice standards.

ENVIRONMENTAL RISKS

Kumba is in the process of developing an integrated, enterprise-wide risk management programme. Environmental management risks will also be evaluated via this systematic and repeatable methodology that will identify, analyse, assess and rank risks. The diversity of environmental risks are thus treated according to international principles and integrated in the overall risk management system. The risk management tools are integrated into the environmental management module of the environmental management system to facilitate standardisation and ease of use across the group.

LAND MANAGEMENT

Land management data (as at 31 December 2004) has not changed since the previous reporting period. Environmental programme management reports (EMPRs) are being updated to be more in line with new legislative requirements.

ENVIRONMENTAL PERFORMANCE

Environmental management data collection focused on Kumba's specific risk and performance issues, which are also compatible with GRI. The following data fields were selected as a starting point:

- Land controlled
- Land disturbed
- Land rehabilitated
- Electricity use
- Diesel use
- Water use
- Hazardous waste generated
- Number of environmental incidents.

Initiatives to empower the divisions to report on these issues started in 2002. Data is being collected on a monthly basis for these parameters. To convert these fields into useful environmental performance indicators (EPIs) according to the GRI, water, electricity and diesel use are divided by the tonnage of product produced for the reporting period. Kumba's environmental management data cover GRI elements EN 1, 3, 18, 23 and 29 and considerable progress has been made during 2004 regarding EN 6, 10, 13, 20, 21, 25 and 26 (emissions to air as well as ecology issues) on baseline information and monitoring programmes.

Special attention has been given to the quality of environmental data reporting since 2002.

Looking at the indicators produced for Kumba in total over this period, an improvement is apparent in the diesel use while electricity and water use indicators as well as the number of incidents show a decline in performance (see charts and tables). The former is as a result of savings optimisation while the latter indicate a large amount of under-reporting in the past. The suite of parameters will be systematically expanded during 2005 to include air quality monitoring issues and ecological management tracking via biodiversity action plans. Level 1 (minor) incidents generally indicate an upward trend, probably as a result of ISO 14001 implementation and related management support systems (Table 3).

REHABILITATION

Rehabilitation activities are implemented according to authority-approved plans.

A process was initiated to regularly report on the mining operations' compliance to environmental management programme reports (EMPRs). Some mining operations have commenced with quantifying their authority-approved plans in such a way that the status of compliance

No fines imposed for environmental non-conformance



Kentrige Makhanya inspects a rehabilitation test slope at Sishen.

could be properly measured for reporting. The first reporting will be during 2005.

At the Durnacol colliery in KwaZulu-Natal, major mine closure rehabilitation activities were completed during the review period, while at Hlobane colliery, closure rehabilitation is well advanced and an updated environmental management programme report was submitted to the authorities for approval. As part of an integrated water management plan, sealing of surface fractures to prevent clean water from entering old underground mine workings was so successful that the Hlobane waterfall, last seen with cascading water more than 50 years ago, is flowing again. Through these rehabilitation techniques, volumes of water decanting from the mine are decreased and downstream water quality is improved.

All mining operations have updated estimated final closure liabilities as well as immediate closure liabilities where applicable. Provision for the cost of closure and post-closure liabilities for all mines is managed through an independent rehabilitation trust fund and verified by an independent third party.

Graph 3: Electricity use per tonne produced 2002, 2003 and 2004


GJ/Tonne
0,12
0,10
0,08
0,06
0,04
0,02
0
02
03
04

Graph 4: Water use per tonne product produced 2002, 2003 and 2004


Cubic metres per tonne
0,6
0,5
0,4
0,3
0,2
0,1
0
02
03
04

Graph 5: Diesel use per tonne product produced 2002, 2003 and 2004


Tonne per tonne
0,0018
0,0016
0,0014
0,0012
0,0010
0,0008
0,0006
0,0004
0,0002
0
02
03
04

Table 3: Environmental incident statistics

	2004 INCIDENTS			2003 INCIDENTS		
Business unit	**Level 1**	**Level 2**	**Level 3**	Level 1	Level 2	Level 3
Iron ore						
Sishen	**480**	**1**	**0**	455	0	0
Thabazimbi	**79**	**0**	**0**	8	0	0
Coal						
Grootegeluk	**232**	**0**	**0**	90	0	0
Tshikondeni	**8**	**1**	**0**	*	*	0
Leeuwpan	**59**	**0**	**0**	*	0	0
Heavy minerals						
Ticor SA	**119**	**24**	**0**	101	21	0
Base metals						
Zincor	**125**	**0**	**0**	126	6	0
Rosh Pinah	*	**1**	**0**	*	2	0
Industrial minerals						
Glen Douglas	**13**	**0**	**0**	5	1	0
Total	**1 115**	**27**	**0**	**785**	**30**	**0**

** During 2003 most of the level 1 environmental incidents were grouped with general housekeeping issues.*

Type of incident	**Brief description**
Catastrophic (level 3)	Significant impact, extensive or long-term effect.
Reportable (level 2)	Moderate impact, medium-term effect, reportable to the relevant government authorities.
Other incidents (level 1)	Minor impacts, short-term effect

Table 4: Electricity, diesel consumption and water use per business unit: July 2003 to December 2004 (18 months)

Business unit	**Electricity (Gj)**	**Diesel (t)**	**Water (m^3)**	**Product (kt)**
Sishen	1 541 570	57 329	9 264 549	41 146
Thabazimbi	212 724	10 077	3 528 184	3 806
Grootegeluk	1 252 343	20 906	3 723 943	26 105
Leeuwpan	93 366	5 864	115 967	2 460
Tshikondeni	193 673	2 021	300 382	630
Ticor SA	2 041 074	2 883	9 486 250	772
Glen Douglas	66 014	2 443	4 585 051	2 107
Zincor (excluding sulphuric acid)	2 654 163	1 256	2 439 423	159
Rosh Pinah (zinc and lead concentrate)	228 159	1 769	1 727 348	223
Total	**8 283 086**	**104 548**	**35 171 097**	**77 408**

DETERMINED TO UPLIFT OUR PEOPLE

We will create a sustainable future by ensuring the development of our people and the communities around our operations.

RIGHT: *Alice Mophatleng at work at Boitirelo Jewellers, a project near Sishen that meets both social development and beneficiation objectives.*

CENTRE: *Ticor SA implemented the use of micro-science kits at eight local high schools. Here pupils at Dover Farm School conduct science experiments.*









RIGHT: *From left, Elias Malahlela, Moses Molefe and Patrick Boikhutso undergo welding and metalwork training at the Itireleng Skills Development Centre, a social development project for the community surrounding the Thabazimbi mine.*



SOCIAL SUMMARY

WORKPLACE ISSUES

EMPLOYMENT

Currently, Kumba employs 8 963 permanent employees. This excludes the employees of Ticor Limited, Australia. Various contractors and suppliers support the company's operations, creating an additional 4 000 jobs. During this reporting period, there was a net decrease rather than increase in net job creation per province/region. This could largely be attributed to the Kumba business improvement programme that is aimed at streamlining business operations primarily by reducing costs, increasing throughput and revenue, and improving business processes, while minimising potential job losses. With the proposed extensions to mining operations that will take place at the Grootegeluk and Sishen mines, further jobs could be created. Kumba is working towards reporting on net job creation per region as required by GRI.

EMPLOYMENT EQUITY

Kumba has an employment equity policy for the development and promotion of historically disadvantaged South Africans (HDSAs), women and people with disabilities.

At the end of December 2004, 66% of the total workforce was black, coloured or Asian.

To realise our employment equity goals, detailed employment equity plans are in place for every division. Employment equity progress is actively managed in the management categories, where currently 28% of the Kumba board and 31% of general managers are employment equity candidates. The focus remains on increasing the number of equity candidates, particularly at middle management levels.

The current status of HDSA representation in our management and professionally-qualified categories as well as representation by women (all levels) is illustrated in graphs 1 and 2. Graph 1 indicates that Kumba's performance on HDSA targets has increased steadily each year and is currently at 28%, up from 20% in 2003.

Graph 1: Employment equity progress – Management categories


40
30
20
10
0
%
Target 2008**
00*
01*
02*
03*
Oct 04**

* *HDSA includes blacks, coloureds and Asians – not white women*

** *HDSA includes blacks, coloureds, Asians and white women*

Graph 2 indicates that Kumba's performance on targets for women, increased from 10% in 2003 to over 12% in 2004, already 2% above the target.

HIV/AIDS

The Kumba HIV/Aids policy was finalised in 2003 when the agreement with recognised unions was signed. The policy was developed with the involvement of shop stewards from all divisions, union officials from their respective head offices and representatives from all divisions.

Graph 2: Employment equity progress – Women all levels


14
12
10
8
6
4
2
0
%
Target 2008**
00
01
02
03
Oct 04

The main objectives of the Kumba HIV/Aids strategy are to:

- Prevent more people from becoming infected with HIV/Aids
- Extend the lives of those infected for as long as possible to the benefit of the company and society at large
- Ensure the impact of HIV/Aids on the company is managed to enable Kumba to grow and contribute to South Africa's developing economy.

Measurement

A knowledge, attitude and practice survey was conducted at all divisions during 2002. Actuaries and consultants also conducted a financial impact analysis in the second half of 2002.

One of the outcomes of the impact analysis was the savings that could be realised with a prevention and treatment programme.

Graph 3 indicates the amounts that could be saved by Kumba over an 18-year period (2003 to 2020). The cumulative savings will be R373,6 million.

Excellent progress towards achieving employment equity targets

Kumba has developed a comprehensive HIV/Aids strategy, regarded as one of the best in the country in terms of proactive approach. In an evaluation done by a global investment bank, UBS, in 2003 on risk exposure of South African companies to HIV/Aids, Kumba was rated second overall in terms of strategy.

Graph 3: Annual total savings after interventions


30
20
10
0
-10
-20
-30
Rand million
'02 '04 '06 '08 '10 '12 '14 '16 '18 '20

HIV/Aids management

Programmes are in place or planned at all divisions and the corporate office. They include voluntary counselling and testing, peer education, wellness programmes and community-based programmes and treatment of sexually-transmitted diseases.

An anti-retroviral pilot programme was implemented at two business units in October 2003 and also at the corporate centre in 2004. The programme proved successful and is being extended to more operations. Implementation of the programme saw a total of 132 HIV-positive employees enroll on the programme. This represents 80% of possible positive cases as determined by the prevalence testing at Zincor, 35% at Grootegeluk and 20% at corporate office. All HIV-positive employees who were detected by voluntary counselling and testing held throughout the period are enrolled on the programme.

Cost of the programme

Table 1 indicates Kumba's progress with its voluntary counselling and testing programme. At least 70% of the total workforce and contractors participated in the programme. This high level of participation enabled the company to develop comprehensive employee assistance programmes that included the provision of anti-retrovirals.

Kumba spent R2,7 million on HIV/Aids during the review period. This was mainly spent on a medical care and disease management HIV programme consisting of appropriate supplements as well as immune boosters, preventative therapy and ART (including pathology and supplying the drugs) to three pilot sites, voluntary counselling and testing, awareness training for employees and managers and the identification and training of peer educators.

Community programme

In 2003, Kumba commissioned an independent study to establish the status of current HIV/Aids programmes and initiatives in the Thabazimbi community in Limpopo. The intention of the *Re Tlo Lwana* pilot was to strengthen and extend the group's HIV/Aids approach to host communities. The words translate to "we will fight" in SeSotho.

Thabazimbi was chosen as a pilot site, with a view to replicating the strategy at other Kumba operations. The strategy focused on several key interventions:

- Conducting HIV/Aids prevention programmes in and around the mining community

Table 1: Prevalence

Business unit	Date tested	% tested	HIV positive	Province	Province HIV %
Sishen	December 2002	52,00	11	N Cape	15,90
Sishen	June 2004	63,00	9,70	N Cape	15,90
Glen Douglas	November 2002	98,00	14,70	Gauteng	29,80
Ferrosilicon	November 2003	97,40	10,80	Gauteng	29,80
Grootegeluk	November 2003	77,00	8,60	Limpopo	14,50
Kumba HQ	February 2004	77,00	3,50	Gauteng	29,80
Leeuwpan	December 2003	87,00	22,00*	Mpumalanga	29,20
Zincor	November 2003	78,80	16,40*	Gauteng	29,80
Thabazimbi	June 2004	76,00	15,20	Limpopo	14,50
Ticor	Planned for March 2005				
Tshikondeni	October 2004	84,00	12,20	Limpopo	14,50
Rosh Pinah	June 2004	82,00	22,90	Namibia	22,00

** Includes contractors (Zincor 235 (23,4% positive) and 453 Kumba employees (12,8% positive); Leeuwpan 182 contractors (24,7% positive).*

Investment in training well ahead of industry average

- Conducting voluntary counselling and testing projects
- HIV/Aids awareness and education programmes
- Initiating comprehensive community home-based care programmes for families whose members are already infected
- Initiating income-generating projects for indigent communities around Kumba mines.

The success of the *Re Tlo Lwana* project is reflected in improved disclosure cases, increased availability of condoms, effective condom usage, improved capacity of community-based organisations, improved public-private partnership networks and increased awareness of HIV/Aids.

The project is now being rolled out nationally at Kumba operations in Northern Cape, Mpumalanga, Gauteng and KwaZulu-Natal. In each region, the focus will be on consulting with stakeholders and customising each project to meet stated community needs.

EMPLOYEE MANAGEMENT RELATIONS

Employees have the freedom of association to join a trade union of choice. The following trade unions have recognition, subject to the criteria of the respective recognition agreements, at the various operations to bargain on behalf of their members in the bargaining units: United Association of South Africa (UASA); National Union of Mineworkers (NUM); Solidarity; Building, Allied, Mining and Construction Workers Union (BAMCWU) and Mine Workers Union of Namibia (MUN). Employees have the right to elect shop stewards of their choice.

Collective agreements between the various employers within Kumba and the trade unions regulate the relationship. These include:

- Recognition agreements
- Full-time shop stewards' agreement
- Full-time health and safety representative agreements
- Communication and participative structure agreements
- Agency shop agreement.

Conditions of employment are negotiated annually. Through collective bargaining, employees receive a number of benefits that exceed the minimum requirements of the Basic Conditions of Employment Act. These enhanced benefits include: leave (including a leave bonus), sick leave, maternity leave and family responsibility leave. Allowances are also paid for housing, standby, call outs and shift work.

Consultation

Regular meetings are held with employee representatives (trade unions) at operations and centrally to inform employees through their representatives on relevant issues such as business and financial results.

The trade unions are consulted on new or revised policies and procedures such as the disciplinary procedure, which includes appeal and non-retaliation procedures. Agreements on changes in operations such as continuous operations have been negotiated with the respective trade unions at the relevant division.

HUMAN RIGHTS

Kumba, as a responsible employer, complies with all labour legislation in South Africa, eg the Constitution of the Republic of South Africa, Labour Relations Act, Basic Conditions of Employment Act, Employment Equity Act, Skills Development Act, Unemployment Insurance Act, Mine Health and Safety Act, and Compensation for Occupational Injuries and Diseases Act. Kumba also complies with the ILO guidelines. Kumba ensures that child labour is not tolerated and that forced or compulsory labour is not practised.

Through induction programmes for employees, Kumba ensures that they are educated about human rights. Policies on discrimination, harassment and racism as well as structures, such as equity committees, exist to protect employees' human rights in the workplace.

Agreements with security providers ensure that security personnel receive education in human rights.

Employee training on human rights takes place through the Jay Hall Leadership Training programme, diversity management and entrenching foundational and motivational values through the Kumba Way programme.

WORK ENVIRONMENT

Since listing, Kumba has repeatedly been rated by credible, independent publications and institutions as being among the top 40 companies in South Africa on elements such as salary and benefits, incentive schemes, and education, training and development (see *A year of achievement* on p10).

HUMAN RESOURCES DEVELOPMENT

Kumba is firmly committed to developing its employees, and is an industry leader in investing in training (Table 2, p85). During the review period, the group invested R73 million in training and developing employees. This equates to 5,7% of total payroll, well ahead of the Mining Qualifications Authority's average of 4,0% for mining companies with over 5 000 employees.

Sharing knowledge across the group towards best practice

Table 2: Beneficiaries of training

Job category	Total % of staff who received training	Average number of interventions per beneficiary
Legislators, senior officials and managers	99	2,2
Professionals	71	3,6
Technicians and associated professionals	88	3,0
Clerks	73	2,3
Service, shop and market sales workers	18	1,0
Craft and related trade workers	73	3,0
Plant and machine operators/assemblers	87	2,9
Labourers and related workers	75	2,4

From Table 2, it is clear that in Kumba:

- With the exception of service workers, more than 70% of employees in other job categories were beneficiaries of training during the period
- With the exception of service workers, beneficiaries of training in all job categories were exposed to more than two training interventions during the period. The number of training interventions is especially high in the categories of professionals, technicians and related professionals, craft and related trade workers and plant operators.

RECRUITMENT

Kumba applies a policy of non-discriminatory recruitment. Divisions generally employ residents from local communities, except where specific skills are not available. About 70% of employees at business units come from local communities.

During the review period, staff turnover in terms of voluntary resignations was 4,6%, which is low against industry norms and suggests Kumba has a strong ability to retain staff. This high retention rate is one of the reasons that Kumba was voted best mining company to work for in 2004.

HOUSING

Kumba's housing strategy, focused on home ownership, is being rolled out at each division. The current status of housing in Kumba is summarised in Table 3.

Table 3: Housing status

Description	Number of employees	%
Homeowners	1 359	20
Rental units	1 341	20
Affordable rental units	3 004	44
Other	1 066	16
Total	6 770	100

The housing programme conforms to the requirements of the mining charter and will be fully implemented by 2008. Rental houses will be sold at market value to employees and, where feasible, hostels will be converted into single units. Prior to this reporting period, R17 million was spent on housing to comply with the mining charter. During this reporting period, Kumba (at Sishen) issued a guarantee of R10 million towards a housing development project. A further R8 million was made available for the development of infrastructure. A further R4,5 million is budgeted for the development of services for 2005.

COMMUNITIES OF PRACTICE

Kumba has developed communities of practice for effective group-wide knowledge sharing. The focus is primarily on the core competencies required for Kumba's growth and sustainability, and these communities ensure the establishment and sharing of best practices and learning. This approach has been taken from organisations recognised as the leaders in knowledge management. These communities have been able to lower the risk of losing key knowledge workers, and new people productively incorporated into the group faster than before. A team of dedicated knowledge management practitioners proactively facilitates and serves these communities of practice, to ensure maximum value from knowledge sharing.

Much interest has been generated through the success of the Kumba communities of practice and many organisations visit Kumba to learn about the knowledge-sharing processes and concepts being implemented. The aim of the knowledge management team is to value the intangible assets of Kumba to ensure that these are safeguarded into the future.

PROFESSIONALS-IN-TRAINING, BURSARS PROGRAMME AND BRIDGING SCHOOL

In a skills-deficient market, Kumba is committed to ensuring a steady supply of suitably qualified professionals. The group continues to fund bursaries, primarily for engineering and geology studies. In the review period, Kumba invested R23 million in the bursary and professionals-in-training programmes. This includes the bridging school where school leavers are given the opportunity to improve their entry qualifications for universities. Since the establishment of Kumba's bridging school some ten

Building and retaining a pool of leaders is a priority

years ago, 269 HDSA learners graduated from the school and obtained an average of 78% for mathematics and 72% for physical science on the higher grade.

Currently, there are 25 full-time learners studying at the Kumba bridging school and 129 bursary holders studying at South African universities. Of these bursary holders, 66% are HDSAs. Notably, the drop-out rate for Kumba first-year students is under 6% compared with the South African average of 30%, reflecting the quality of our bridging school – which supplies over half of our bursars – and our ability to recognise talent and award bursaries accordingly.

Sixty-five graduates are in training, with 60% being black, coloured or Asian.

LEARNERSHIPS

In the annual training report submitted to the Mining Qualifications Authority (MQA), Kumba reported 365 apprentices in training (since converted to engineering learnerships through the MQA), all on a bursary scheme. Of these learners, 75% are black, coloured or Asian, and 7,3% are females. Notably, this represents 24% of all apprentices trained in the mining industry. The technical training centres at Lephalale (Ellisras) and Sishen are accredited as training providers by the MQA. The net cost to Kumba, after MQA grants have been discounted, is R9 million.

Kumba's commitment to engineering learnerships exceeds its own requirements by building the pool of skills for the industry and training unemployed people in line with the growth and development summit targets.

LEADERSHIP DEVELOPMENT AND SUCCESSION PLANNING

Building and retaining a pool of current and future leaders remains a priority for Kumba. Initiatives to achieve this include a comprehensive succession planning process and enhancing strategic leadership competencies.

Kumba has developed a set of leadership competencies that are aligned with the company's strategic imperatives. Business units contract with various service providers to develop these leadership competencies through management programmes, development centres, enrolment in tertiary institutions for further education and training and workshops in a range of leadership development areas.

Talent management is constantly monitored. The level of readiness for promotion and performance are two of the more important criteria used in determining the talent pool for succession planning and developmental purposes.

SCHOOL OF FINANCE

The Kumba School of Finance is an accredited training organisation with the South African Institute of Chartered Accountants. It provides training outside of public practice (TOPP) to employees aiming for associate general accountant (AGA) or chartered accountant (CA) qualifications.

Twelve employees are currently enrolled in the TOPP programme, with 83% from designated groups.

MQA INVOLVEMENT

Kumba's human resources development professionals continue to contribute significantly to the national and sectoral transformation process through their membership and participation in bodies such as Business Unity, South Africa's committee for education and training, and the MQA's sector skills planning committee. Kumba professionals are also playing a prominent role in the MQA's unit standards generation and qualification design processes.

HDSA PROCUREMENT

Kumba's HDSA procurement spending increased to R616 million in the period compared to R128 million in 2002. Kumba participates in SME development programmes that enrolled over 200 suppliers in Limpopo, Northern Cape and Gauteng. This programme assists HDSA companies with the skills required to participate in the Kumba HDSA procurement programme.

Kumba was a founding member of the South African Mining Preferential Procurement Forum (SAMPPF) which led to a number of initiatives that help Kumba meet its mining charter requirements and encouraged some of the mines in the areas of Kumba's operations to participate in the regional forums of the programme. Early results are most encouraging.

DATA LIMITATIONS

Kumba's HDSA procurement data includes the value of purchases from suppliers that would qualify as black owned (>50% ownership), black empowered (25 – 50% ownership), black influenced (5 – 25% ownership), white female (where the qualifying percentage of ownership is retained by females) and disability ownership (where the qualifying percentage of ownership is retained by persons with disabilities).

The R616 million spending noted above includes procurement from black-owned and black-empowered companies. We are satisfied that our systems and controls monitor HDSA procurement that relates to all the HDSA suppliers detailed above. Kumba endeavours to align with Anglo procurement guiding principles and it is expected that this alignment will be fully completed within the 2005 financial year.

We use a results-driven approach in partnership with host communities

CORPORATE SOCIAL INVESTMENT

By aligning itself with national and provincial growth and development strategies, and guided by corporate governance protocols and principles spelt out in the King II report and GRI guidelines, Kumba has successfully positioned itself as a leader in corporate social investment. We use a results-driven approach of developing, implementing and monitoring corporate social investment programmes in partnership with our host communities. Full details of our policies are available on www.kumbaresources.com.

KEY FOCUS AREAS AND NATIONAL FLAGSHIP PROJECTS

During the review period, Kumba spent R13 million on corporate social investment initiatives, and R31 million between 2002 and 2004.

Graph 4: Distribution of CSI investment



Education	50%
Leadership development	1%
Health – HIV/Aids	13%
SMME development	10%
Infrastructure development	15%
Environment	6%
Job creation	5%

Total = R13 million

NATIONAL FLAGSHIP PROJECTS

Kumba has initiated three corporate social investment and community relations projects classified as national flagship projects. These address issues of major concern in areas of education, HIV/Aids and environmental awareness.

Whole School Development Programme

This project assists 24 schools (equally split between Limpopo and Northern Cape) to benefit from a satellite-based education system designed to improve the standards of educators, technological literacy of learners and attractiveness of careers in technical fields such as engineering. The concept of Kumba's whole school development project has been well received by the heads of the education departments in these provinces.

Extension of HIV/Aids programmes to communities

To ensure the well-being of our host communities, we have undertaken several initiatives to contain the spread of life-threatening diseases like HIV and Aids by providing counselling and support to community members who are already infected and affected by HIV and Aids.

Working with employees, labour unions, local communities and traditional healers, health and social institutions, and state departments, Kumba's community HIV/Aids campaign has started to yield positive benefits. Our specific interventions on HIV/Aids prevention include:

- HIV/Aids awareness and education
- Anonymous voluntary HIV testing
- Counselling and support in a caring environment
- Home-based care training for families whose members are already infected
- Income-generating projects for unemployed communities around Kumba mines.

The project tackles the HIV/Aids pandemic as a social programme and includes the educational and nutritional side of interventions. During the year, 24 people were trained as home-based caregivers, peer educators, counsellors or mentors.

Environmental sustainability and community awareness programme

This project raises awareness and creates jobs through environmental programmes. The temporary use of land for extracting non-renewable resources has implications that extend beyond the life of the mining operation. Closure and rehabilitation planning is a legal and social responsibility and Kumba readily acknowledges that our environmental responsibility and the sustainability of our host communities extends beyond these parameters. An integral component of this extended responsibility is the need to ensure that the mined land is returned to the local economy and can be maintained, cared for and used sustainably by its future custodians.



Kumba sponsors the Weskus School at Saldanha.

A partnership between Sishen and Kgalagadi municipality has seen the establishment of a community environment committee. A pilot environment awareness programme has been initiated. In line with the development plan of the local municipality, several potential projects have been identified. These are in the areas of recycling and beautification of waste disposal sites. The result will be improved awareness and creation of jobs.

Working with local authorities and following the recognised principles of sustainable development, we strive to limit our impact on the environment by ensuring that our footprints are covered with extensive rehabilitation and conservation programmes that are understood and appreciated by host communities who are, in most cases, the custodians of mined land.

Sustainability is a process of dynamic development

OTHER INITIATIVES

Kumba participates in a variety of other corporate social investment initiatives, including:

- **Business Trust** – public/private sector partnership focused on creating jobs, improving education, and reducing crime.
- **New Africa Mining Fund** – Kumba has contributed R20 million to an initiative of the mining industry and government to facilitate access to capital for junior mining entrepreneurs, while giving investors the prospects of competitive returns.
- **Minerals Education Trust** – supporting academic staff and lecturers in the mining and metallurgy sector to ensure the supply of high-quality new engineering graduates.
- **Institute for Higher Education** – supporting higher education and training in mathematics and science in the Northern Cape.
- **University of Stellenbosch Transformation Chair** – sponsoring the position of a senior lecturer in transformation at the university's business school to develop a leading academic source of knowledge in social and economic transformation in South Africa.
- **University of Zululand Integrated Rural Development Chair** – improving the economic lives of rural communities in Zululand, using an interdisciplinary approach and involving all stakeholders.
- **Peace Parks Foundation** – supporting transfrontier conservation areas for sustainable economic development based on the management and conservation of ecosystems, natural resources and biodiversity.

KUMBA FOUNDATION

To ensure effective management of funds allocated for community development, the Kumba Foundation, an independently-managed body, monitors progress in community development programmes through the project monitoring system and procedures.

The foundation also funds learners through Kumba's bridging school, detailed on p85.

MONITORING AND EVALUATING TO ENSURE SUSTAINABLE PROJECTS

For Kumba, sustainability is a process of development. It is dynamic, ongoing and guided by community involvement in decision making. While always focused on building capacity, we have predetermined entry and exit points, and the process is driven by a formal project management system. Our policy of aligning our initiatives to national priorities ensures that we build meaningful partnerships with all stakeholders.

Kumba is currently developing a common platform for measurement standards and audit methodology for all corporate social investment initiatives.

STAKEHOLDER ENGAGEMENT

Kumba recognises the need to create synergies with communities, businesses and government around our business units. It is vital to develop a uniform approach to stakeholder engagement, as this tends to be an area of most vulnerability in terms of managing stakeholder relations effectively.

Our business units have formal, democratically constituted structures to facilitate open and honest engagement, consultation and mutually beneficial partnerships with stakeholders on issues of common social, economic and environmental concerns. Representatives of these structures range from unions, government, NGOs, civil organisation, mine management, municipalities, as well as traditional leaders.

This process further ensures that all development programmes are aligned with the District and Local Municipalities' Integrated Development Plans (IDPs), as well as Provincial Growth and Development strategies.

POLITICAL CONTRIBUTIONS

In the review period, Kumba donated R1 million to South African political parties towards national general elections funding.


Welcome
to the
Butterfield
family

The Butterfield Bakery at Kathu near Sishen started off as a social development joint venture and is one of the franchise's most successful outlets. From left, Kagisho Mogotsi, Calvirn Batshabane and Albert Marrume at work.


KUMBA RESOURCES

THE WAY FORWARD FOR SUSTAINABILITY

Our way forward is clear: sustainability is a dynamic process that requires constant monitoring, continuous improvement and group-wide commitment. It also requires careful identification of our key risks and appropriate systems and processes to manage these risks for present and future generations.

In the table below, we distinguish our focus areas on the basis of urgency and relevance to Kumba's specific context. The impact on Kumba's business and the inherent risk has been taken into account in the categorisation.

Some of the elements are already well developed within the organisation and, in these cases, performance needs to be maintained. In others, significant resources are needed to bring performance to required levels.

Kumba's multi-stakeholder approach aims to ensure that the interests of all our stakeholders are well looked after, from our employees, suppliers, government, communities in which we operate, to the environment and the financial aspect.

Our commitment to sustainability is real, tangible and ingrained throughout our operations. Kumba's inclusion in the inaugural JSE SRI Index gives Kumba stakeholders assurance that we are on the right track and is testimony to our view that empowerment is a fundamental prerequisite for the long-term development and sustainability of the South African economy.

RELEVANCE AND URGENCY IN KUMBA CONTEXT

Urgent and immediate focus	Continuation/maintenance	Develop within longer term
Social impact management	Mine closure	Supply chain compliance
Employment equity	Social development/national social priorities	Product stewardship
Natural environment	HIV/Aids	Leadership in sustainability
Historically disadvantaged South African ownership and control	Health and safety in the work environment	
Stakeholder engagement	Labour relations	
Natural resource management (including mineral resources)	Corporate governance	
Business sustainability (financial, operational)	Human resource development	
	Shareholder rights	
	Supplier relations/developmental procurement	
	Human rights	

HLOBANE WATERFALL FLOWS AGAIN AFTER FIVE DECADES

The Hlobane Waterfall near Vryheid in KwaZulu-Natal is flowing again after more than 50 years, thanks to pioneering restorative work carried out by Kumba.

The waterfall stopped flowing decades ago due to mining activity at the underground Hlobane colliery, with cracks up to two metres wide developing on Hlobane mountain. Rain that mingled with water run-off from Hlobane mountain became contaminated after seeping into the cracks and through three coal seams before decanting into nearby water catchments.

With that, the Hlobane waterfall stopped flowing.

Kumba closed Hlobane mine five years ago and devised a solution that would minimise mine-related water pollution. The easier and cheaper option would have been to divert the contaminated water to a single decanting point, treat it, and then reintroduce it to the area's water system.

This option was rejected due to the porous nature of Hlobane mountain, which made it difficult to divert all underground water to a single point. Other options included building embankments on either side of the river, or putting concrete slabs over the cracks to divert the water to another catchment area. These options were rejected as environmentally unfriendly and for their technical difficulty (and hence probability of failure).

Instead, Kumba opted for a more complex solution: to plug the cracks with a sealing liner painted with bitumen, and underlined with a mixture of available soil and bentonite clay. This seal had to be flexible, durable and non-toxic: the bitumen film is non-toxic and bentonite is a naturally-occurring substance. The seal was then covered with rocks and soil and vegetated to prevent it being washed away.

This is one of the first projects of its kind to be successfully carried out in the world. Uniquely, it is part of an integrated water management system. Kumba has already sealed about one kilometre of cracks over an area covering about 1 200 hectares, and even though the project is not yet finished, the Hlobane waterfall is again flowing – despite poor rains recently.

Hlobane mountain was previously the source of four different water catchment areas, but the cracks induced by underground mining activity had disturbed this natural flow. Though some of the cracks were visible to the naked eye, many were not. The cracks were mapped using visual inspection, electro-magnetic and resistivity surveys and infra-red photo-imaging. Cracks were most prevalent above areas where whole seams were mined out, often creating instability in overhanging rocks. This type of mining seldom occurs today, and has been superseded by other mining methods that do not cause geological instability.

The project has attracted interest from water management experts around the world, and Kumba has been asked to share the experience at various conferences.

This year, Kumba plans to continue plugging the remaining gaps, a process which is likely to be ongoing. The objective of the project is to keep



A team sealing the cracks on Hlobane mountain as part of Kumba's pioneering rehabilitation work near the now-closed Hlobane colliery.

Going beyond legal requirements to acknowledge stakeholders' rights

clean water clean, by minimising the exposure of Hlobane mountain's water to pollutants. This objective has been achieved and will be monitored accordingly.

South African law requires the minimisation or prevention of water pollution prior to the issue of a mine closure certificate. Kumba exceeded its legal requirements in its restorative work at Hlobane mountain, in line with its philosophy of sustainable development that involves actively caring for the environment and resources and acknowledging stakeholders' rights to a safe and healthy natural environment.

THABAZIMBI TAKES GOLD

Due to its successful selective mining project, Thabazimbi iron ore mine received a prestigious gold award from South Africa's National Productivity Institute (NPI) in 2004.



Assistant foreman Andre Zimba with primary mining equipment at Thabazimbi.

Selective mining is a common-sense approach to mining that seeks to recover as much ore from the ground as cleanly and efficiently as possible. The main elements for successful selective mining are: accurate geology and planning, disciplined blasting, loading and hauling and effective grade control and blending.

In implementing selective mining at Thabazimbi, paradigms were challenged to maximise saleable product, as opposed to moving tons of by-product that could not be sold. Initiated in 2000, the mine had recorded notable successes by 2003:

- Yield rose from 78% to 89% and 87% respectively in 2001 and 2002, and in some cases over 90%
- A vast improvement in constant bed-qualities was achieved
- Valueless by-products, phosphate, alumina and potassium decreased
- In 2003, planned production was met in 11 out of 12 months – a vast improvement on the previous year when production ran on schedule twice
- The mine was also able to build up necessary buffer stockpiles.

SISHEN'S ROLE IN COMMUNITY ACKNOWLEDGED

Sishen's successful and proactive approach to community development is being used as a case study by the Unisa Centre for Corporate Citizenship. Sishen, located just west of Kuruman in the Northern Cape, is home to approximately 3 200 mine-connected families. Kathu, the mine's town, is part of a wider system of rural communities with a total population of nearly 30 000 people, mostly low-income rural farm labourers and subsistence farmers.

The following edited extracts from the Unisa study highlight the importance of a multi-stakeholder approach to sustainable development.

IT'S NOT ALWAYS ABOUT BUDGET

Corporate citizenship is not unlike any other department in any other company. Most managers would be happier with bigger budgets to help them meet their targets, and the team at Sishen is no different. But this team proves that budget is not always the answer. Rather, finding resources available locally and linking these to market demand combined with creative management and the right intervention at the right time can often achieve a lot more than any additional spend could.

The Sishen team has an ambitious agenda to meet with a relatively limited budget. For a company of this

Social investment built on relationships with key stakeholders

nature, social investment is about more than development. It is about building relationships with key stakeholders, such as government and local communities, and mitigating risk. The company is required to align its projects with the development needs of the province, and the legislative requirements of the mining charter. The mine's corporate citizenship manager also sits on various regional development forums, and its social investment plan needs to incorporate the requirements of the Kgalagadi District Municipality Mining Forum, the Gamagara Development Forum, the Kgamagara IDP Representative Forum and the development planning of the municipality. While ensuring that it is aligned with all these various levels of compliance, the mine has to ensure that its meets its obligations to the surrounding communities. While the development plans of the municipalities consider many aspects of development, the mine has concentrated its efforts on two of these – human development and training, and job creation.

CONNECTING RESOURCES AND DEVELOPING PARTNERSHIPS INCREASES CAPACITY

What is remarkable about Sishen's project is the level of interconnectedness of all its components, and the level of cooperation between the stakeholders. When the leather project required a larger tanning machine, Kgalagadi Charcoal required a new donkey cart or the Tshipi Training Centre required new buildings, students at the Tshipi Centre were trained, used and paid to complete this work. When the owners of the Butterfield project required training in baking and business management, this was offered at the Kathu Technical College with the support of Sishen. What is also evident is the value of strong well-managed partnerships in making things work. These partnerships in various projects exist with government at various levels, the communities and other parties such as Mintek which supports the jewellery project, the local hospital which supports the health learnership, the Institute of Leatherworks supporting the leather project, or the farmers who support the charcoal project.

COMMUNITY TO ACCEPT RESPONSIBILITY

Each of the projects in education and training and enterprise development are designed to give people in the community a push start towards achieving their own economic liberation. While the money can initiate projects and remains there as a support, it is up to the community to make them work in the long term. Kumba and Sishen believe that the historical practice of handouts is over. Sishen continues to follow the progress of each of its projects and will provide support when required, but the true aim is for the mine to exit projects to achieve sustainable enterprises and individuals who are economically self-sufficient.

Details of the numerous individual projects initiated and supported by Kumba and its operations are available on **www.kumbaresources.com**.



The Kgalagadi Charcoal project at Sishen.

REPORT SCOPE

Contact person	Hilton Atkinson +27 12 307 4843 hilton.atkinson@kumbaresources.com www.kumbaresources.com
Reporting period	1 July 2003 – 31 December 2004
Date of most recent report	Published September 2003 for financial year to 30 June 2003
Boundaries of report and any specific limitations on the scope	Kumba's non-financial reporting is currently limited to southern African operations.
Significant changes in size, structure, ownership or products/services since previous report	In December 2003, Anglo American plc became the majority shareholder of Kumba, holding 66,62%. Kumba's approach to sustainability reporting is well aligned with those adopted by Anglo American.
Basis for reporting on joint ventures, partially-owned subsidiaries, leased facilities, outsourced operations and other situations that can significantly affect comparability from period to period and/or between reporting organisations	Disclosed in the annual financial statements where applicable.
Explanation of the nature and effect of any restatements of information provided in earlier reports, reasons (eg change of base year/periods, measurement methods)	Not applicable

ASSURANCE REPORT


KPMG

Independent assurance report to the Directors of Kumba Resources on the sustainability sections of the Annual Report for 2004

INTRODUCTION

We have performed our assurance engagement of Kumba Resources' sustainability sections of the Annual Report (the Report) set out on p73 to p100 in the 2004 Annual Report, with respect to the following areas:

- Selected 2004 sustainability performance indicators at selected sites for the 18-month period from 1 July 2003 to 31 December 2004
- Whether the Report complies with the 'in accordance with' requirements of the 2002 Global Reporting Initiative (GRI) Sustainability Reporting Guidelines (the Guidelines).

RESPONSIBILITIES OF DIRECTORS

The Directors of Kumba Resources are responsible for the preparation and presentation of the Report for 2004 and the information and assessments contained within it; for determining the company and the group's objectives in respect of sustainability performance and development of appropriate sustainability indicators. This responsibility includes designing, implementing and maintaining appropriate performance management and internal control systems to record, monitor and improve the accuracy, completeness and reliability of financial, operational, safety, health, environmental and social management information from which the reported information is derived.

RESPONSIBILITY OF THE ASSURANCE PROVIDER

Our responsibility is to express our conclusions based on our independent assurance engagement, performed in accordance with the International Standard on Assurance Engagements 3000 (Revised): Assurance engagements other than audits or reviews of historical financial information issued by the International Auditing and Assurance Standards Board. These standards require us to comply with ethical requirements and to plan and perform the assurance engagement to obtain reasonable or limited assurance expressed below, regarding the subject matter of the engagement. This engagement does not constitute an audit or review performed in accordance with International Standards on Auditing or International Standards on Review Engagements and consequently an audit or review opinion is not expressed. Any reference to the term "audit" contained elsewhere in the body of the Report does not relate to the assurance engagement performed by us.

WORK PERFORMED AND LIMITATIONS

The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the subject matter and purpose of our engagement. In making these assessments we have considered internal controls relevant to the company's preparation and presentation of information in the Report, in order to design procedures appropriate for gathering sufficient evidence to determine that the following areas are not materially misstated or misleading:

- The selected 2004 sustainability performance indicators at the selected site, together with the associated statements
- The Report's compliance with the "in accordance with" requirements of the (GRI) Guidelines.

Our assessment of these internal controls is not for the purpose of expressing a conclusion on the effectiveness of the company's internal controls.

We believe that the evidence that we have obtained is sufficient and appropriate to provide a basis for our conclusions, expressed below, for each of the areas that were the subject of our assurance engagement.

The subject matter, criteria and limitations for each aspect of the assurance engagement, the work performed and conclusions are detailed separately below.

SELECTED 2004 SUSTAINABILITY PERFORMANCE INDICATORS

The sustainability performance indicators selected by Kumba, in conjunction with KPMG, to be the subject of the assurance engagement were determined by considering Kumba's key sustainability risks, identifying those sustainability indicators most relevant to management and stakeholder decision-making processes, and our experience of the associated sustainability reporting systems and processes. These indicators are collectively referred to as the "selected 2004 sustainability performance indicators".

- The 2004 sustainability performance indicator selected for purposes of expressing reasonable assurance was: total fatalities.
- The 2004 sustainability performance indicators selected for purposes of expressing limited assurance were: lost-day injury frequency rate (LDIFR); total new cases of occupational disease ("suspected"); water used for primary activities; total electricity consumed; total diesel consumed; and total value of HDSA procurement.

There are no generally accepted standards for reporting sustainability performance information. Kumba has developed its own set of Safety, Health and Environment (SHE) Reporting Guidelines for reporting sustainability performance indicators. The reliability of sustainability performance indicators is subject to inherent limitations given their nature and methods for determining, calculating or estimating such data. No assurance is expressed in relation to the remaining sustainability performance indicators not covered by our work performed, or at sites not visited during our assurance engagement.

In addition to the internally developed Kumba SHE Reporting Guidelines, the GRI Guidelines relating to accuracy and consistency of information were used as the criteria for assessing the selected sustainability performance indicators.

Our work performed with respect to the selected 2004 sustainability performance indicators consisted of:

- Conducting three site visits (Sishen mine, Grootegeluk mine and Zincor refinery) to review the selected 2004 sustainability performance indicator management systems and the associated reliability of the selected 2004 sustainability performance indicators. These three sites are collectively referred to as "the selected sites"
- Assessing the systems and processes the selected sites have in place to meet the requirements of Kumba's SHE Reporting Guidelines to generate, aggregate and report the selected 2004 sustainability performance indicators at the selected sites
- Conducting interviews with management at head office to further investigate the accuracy and consistency of the sustainability performance data, including systems and controls
- Reviewing the consistency between the selected 2004 sustainability performance indicators and associated statements in the Report, in light of the findings from the site visits and the analytical review.

We believe that our work performed provides an appropriate basis for our conclusion.

In our opinion, except for the limitations indicated above, and based on our work described above, total fatalities for the 18-month period ending 31 December 2004 at the three sites reviewed, is fairly stated based on Kumba's SHE Reporting Guidelines.

We draw attention to p76 and p86 (respectively) of the Report regarding material inaccuracies affecting the reporting of LDIFR and HDSA Procurement information, arising from incorrect interpretations of definitions applied at the selected sites.

Except for the limitations indicated above, and based on our work described above, and subject to the effect of any changes that might have been necessary to the LDIFR and HDSA Procurement information arising from the matter reported in the preceding paragraph, nothing has come to our attention that causes us to believe that the information included in the Report regarding the following performance indicators: total new cases of occupational disease ("suspected"); water used for primary activities; total electricity consumed; and total diesel consumed for the 18-month period ending 31 December 2004 at the selected sites is materially misstated based on Kumba sustainability internal reporting guidance.

COMPLIANCE WITH THE 2002 GRI GUIDELINES

Our assurance engagement was to determine whether the Report complies with the "in accordance with" requirements of the 2002 GRI Guidelines.

Our work performed consisted of:

- Conducting a review of the Report
- Considering whether the Report has met the requirements for stating that it is "in accordance with" the 2002 GRI Guidelines, namely that:
  - Kumba adequately reports on the 44 numbered elements in Sections 1 to 3 of Part C of the GRI Guidelines
  - The Report includes a GRI Content Index
  - A response has been given to each core indicator in Section 5 of Part C of the GRI Guidelines
  - The Report is consistent with the principles in Part B of the GRI Guidelines
  - The Report includes a GRI "in accordance with" statement signed by either the board or CEO.

We believe that our assurance engagement provides an appropriate basis for our conclusion.

In our opinion, based on the work performed, the Report demonstrates progress toward compliance with the 'in accordance with' requirements of the 2002 GRI Guidelines, but does not fully meet these requirements.

KPMG

KPMG Services (Pty) Limited
Johannesburg
4 March 2005

INDEX TO GLOBAL REPORTING INITIATIVE INDICATORS

GRI ELEMENT	TOPIC	FY2003	FY2004	
Vision and strategy				
1.1	Vision and strategy	Δ	√	15
1.2	Key elements of the report	√	√	IFC
Profile				
2.1	Name	√	√	OFC
2.2	Major products	√	√	1, 2
2.3	Operational structure	√	√	1
2.4	Major divisions and joint ventures	√	√	1
2.5	Countries of operation	√	√	Fold-out
2.6	Nature of ownership	√	√	3
2.7	Nature of markets served	√	√	2
2.8	Scale of organisation	√	√	2
2.9	Stakeholders	√	√	4/5
2.10	Contact details	Δ	√	93
2.11	Reporting period	√	√	93
2.12	Date of previous report	Δ	√	93
2.13	Boundaries of report	Δ	√	93
2.14	Significant changes on prior year	√	√	93
2.15	Basis for reporting on joint ventures, etc	√	√	93
2.16	Explanation of restatements	n/a	n/a	93
2.17	Decisions not to apply GRI principles	n/a	n/a	n/a
2.18	Definitions	√	√	74, 75, 77, 83
2.19	Significant changes in measurement methods on key economic, environmental and social information	n/a	√	47, 75 – 80, 82 – 88
2.20	Policies and practices to ensure accuracy	√	√	52 – 54, 60 – 65, 77
2.21	Policy and practice on independent assurance	√	√	15, 61, 94
2.22	Additional information	web	√	web
Governance structure and management systems				
3.1	Governance structure	√	√	60
3.2	Independent non-executive directors	√	√	60
3.3	Expertise of board members	√	√	60
3.4	Supervisory board processes	√	√	60
3.5	Link between executive compensation and achievement of goals	√	√	64
3.6	Organisational structure and key responsible individuals	√	√	56
3.7	Principles and policies on economic, environment and social performance	√	√	74, 75, 82, 84
3.8	Mechanisms for shareholder interaction with board members	√	√	65
3.9	Identification of stakeholders	√	√	4, 5

√ *sufficient disclosure*
Δ *partial disclosure*
n/a *not applicable*
na *not available*

GRI ELEMENT	TOPIC	FY2003	FY2004	
3.10	Stakeholder consultation	x	Δ	4, 5
3.11	Information from stakeholder consultation	x	Δ	4, 5
3.12	Use of information from stakeholder consultation	x	Δ	4, 5
3.13	Precautionary approach	n/a	√	66
3.14	External principles endorsed	√	√	14, 85, 94
3.15	Industry, business and advocacy organisations	√	√	87
3.16	Upstream and downstream impacts			
	– outsourcing/supplier management		Δ	88
	– product and service stewardship		Δ	5
3.17	Indirect impacts	√	Δ	77
3.18	Major changes in locations or operations	√	√	42
3.19	Programmes and procedures in economic, environmental and social performance			
	– priority and target setting	√	√	
	– major improvement programmes	√	√	6, 13
	– internal communication and training	√	√	85
	– performance monitoring	√	√	83 – 86
	– internal and external audit	√	√	94, 104
	– senior management review	√	√	62, 64
3.20	Certification of management systems	√	√	60, 75
GRI content index				
4.1	Index	√		
Performance indicators				
Economic	**Customers**			
EC1	Net sales	√	√	Fold-out, 6
EC2	Geographic breakdown	√	Δ	34, 74
EC3	**Suppliers**			
	Cost of procurement	√	√	54, 74, 84
EC4	Percentage paid on contracted terms	√	√	74
EC11	Supplier breakdown	√	√	74
EC5	**Employees**			
	Total payroll and benefits	√	√	74, 82
EC6	**Providers of capital**			
	Distributions	√	√	74
EC7	Retained earnings	√	√	74
EC8	**Public sector**			
	Total taxes paid	√	√	74
EC9	Subsidies received	zero	√	74
EC10	Donations	√	√	74
EC12	Total spent on non-core business infrastructure development	n/a	na	
EC13	**Indirect impacts**			
	Indirect economic impacts	n/a	√	8 – 16

√ *sufficient disclosure*
Δ *partial disclosure*
n/a not applicable
na not available

GRI ELEMENT	TOPIC	FY2003	FY2004	
Environmental				
EN1	Materials used other than water	√	√	79
EN2	Materials waste from external sources	na	na	
EN3	Direct energy use	√	√	80
EN4	Indirect energy use	na	na	
EN17	Renewable energy sources	na	na	
EN18	Energy consumption	√	√	79
EN19	Indirect (up/downstream) energy use	na	na	
EN5	Total water use	√	√	80
EN20	Water use and ecosystems affected	na	Δ	78
EN21	Withdrawals of ground and surface water	na	Δ	78
EN22	Recycling of water	na	na	
EN6	Land in biodiversity-rich habitats	na	Δ	78
EN7	Impacts on biodiversity in terrestrial, fresh water and marine habitats	na	na	
EN23	Land for production activities or extractive use	√	√	78
EN24	Impermeable surface of land	na	Δ	78
EN25	Impacts on protected or sensitive areas	na	Δ	78
EN26	Changes to natural habitats from activities and habitats protected or restored	na	Δ	78
EN27	Objectives for protecting and restoring ecosystems	na	Δ	77
EN28	Protected species with habitats in operational areas	na	na	
EN29	Business units in or around protected or sensitive areas	√	√	78
EN8	Greenhouse gas emissions	na	na	
EN9	Ozone-depleting substances	na	na	
EN10	Other significant air emissions	na	Δ	78
EN11	Waste by type and definition	na	na	
EN12	Discharges to water	na	na	
EN13	Spills of chemicals, oils and fuels	na	Δ	78
EN30	Indirect greenhouse gas emissions	na	na	
EN31	Hazardous waste	√	Δ	75
EN32	Ecosystems/habitats affected by water run-off	na	na	
EN33	Performance of suppliers	na	na	
EN14	Impacts of products and services	na	na	
EN15	Products reclaimable	na	na	
EN16	Fines for environmental non-performance	na	nil	
EN34	Impacts of transportation used for logistical purposes	na	na	
EN35	Total environmental expenditure by type	na	na	
Social	**Employment**			
LA1	Breakdown of workforce	√	√	82
LA2	Net job creation and average turnover segmented by region/country	Δ	Δ	82
LA12	Employee benefits beyond legal mandate	n/a	√	84

√ *sufficient disclosure*
Δ *partial disclosure*
n/a not applicable
na not available

GRI ELEMENT	TOPIC	FY2003	FY2004
LA3	**Labour/management relations** Employees represented by trade unions, bona fide employee representatives or covered by collective bargaining agreements	√	√ 84
LA4	Information, consultation and negotiation with employees over changes in operations	√	√ 84
LA13	Formal worker representation in decision-making or management, including corporate governance	√	√ 84
LA5	**Health and safety** Recording and notification of occupational accidents and diseases	√	√ 77
LA6	Formal health and safety committees with management and worker representation	√	√ 84
LA7	Standard injury, lost-day and absentee rates and work-related fatalities (including sub-contracted workers)	√	√ 76
LA8	Policies or programmes on HIV/Aids	√	78
LA14	Compliance with ILO guidelines	√	√ 84
LA15	Agreements with trade unions or employee representatives covering health and safety at work	√	√ 84
LA9	**Training and education** Average hours of training per year per employee by category	√	√ 84, 85
LA16	Programmes to support continued employability of employees and to manage career endings	√	√ 84, 85
LA17	Programmes for skills management or lifelong learning	√	√ 84, 85
LA10	**Diversity and opportunity** Equal opportunities and monitoring systems	√	√ 84, 85
LA11	Senior management and corporate governance bodies, including male/female ratio and cultural diversity	√	√ 82
HR1	**Human rights** Human rights and operations, including monitoring mechanisms	√	√ 84
HR2	Human rights impacts on investment and procurement	√	√ 84
HR3	Human rights within supply chain including monitoring systems	na	na
HR8	Employee training on human rights in operations	√	√ 84
HR4	**Non-discrimination** Discrimination in operations	√	√ 84
HR5	**Freedom of association and collective bargaining** Freedom of association	√	√ 84
HR6	Child labour	√	√ 84
HR7	Forced and compulsory labour	√	√ 84
HR9	**Disciplinary practices** Appeal practices	√	√ 84
HR10	Non-retaliation	na	√ 84

√ *sufficient disclosure*
Δ *partial disclosure*
n/a *not applicable*
na *not available*

GRI ELEMENT	TOPIC	FY2003	FY2004
HR11	**Security practices** Human rights training for security personnel	√	√ 84
HR12	**Indigenous rights** Needs of indigenous people	√	√ 87, 88
HR13	Jointly-managed community grievance mechanisms	√	√ 88
HR14	Share of operating revenues redistributed to local communities	na	na
SO1	**Community** Communities affected by operations	√	Δ 87, 88
SO4	Awards for social, ethical and environmental performance	na	√ 11
SO2	**Bribery and corruption** Policy	√	√ 64
SO3	**Political contributions** Political lobbying and contributions	√	√ 88
SO5	Money paid to political bodies	n/a	√ 88
SO6	**Competition and pricing** Court decisions on anti-trust and monopoly regulations	n/a	n/a
SO7	Mechanisms to prevent anti-competitive behaviour	√	√ 64
PR1	**Customer health and safety** Customer health and safety during use of products and services	n/a	n/a
PR2	**Products and services** Product information and labelling	n/a	n/a
PR7	Non-compliance on product information and labelling	n/a	n/a
PR8	Customer satisfaction	n/a	n/a
PR9	**Advertising** Advertising	√	na
PR10	Breaches of advertising and marketing regulations	n/a	zero
PR3	**Respect for privacy** Consumer privacy	n/a	na
PR11	Breaches of consumer privacy	n/a	zero

√ *sufficient disclosure*
Δ *partial disclosure*
n/a *not applicable*
na *not available*

GROUP CASH VALUE ADDED STATEMENT

for the 18-months ended 31 December 2004

The value added statement shows the wealth the group has created through mining, beneficiation, trading and investing operations. The statement below summarises the total cash wealth created and how it was disbursed among the group's stakeholders, leaving a retained amount which was re-invested in the group for the replacement of assets and further development of operations.

	18-months ended 31 Dec 2004 Rm	Wealth created %	Year ended 30 June 2003 Rm	Wealth created %
Cash generated				
Cash derived from sales and services	**12 535**		7 136	
Income from investments and interest received	**18**		49	
Paid to suppliers for materials and services	**(7 053)**		(3 948)	
Cash value added	**5 500**	100	3 237	100
Cash utilised to:				
Remunerate employees for services	**2 646**	48	1 513	46
Pay direct taxes to the state	**310**	6	312	10
Provide lenders with a return on borrowings	**578**	10	349	11
Provide shareholders with cash dividends	**361**	7	283	9
Cash disbursed among stakeholders	**3 895**	71	2 457	76
Cash retained in the group to maintain and develop operations	**1 605**	29	780	24
NOTES TO THE GROUP VALUE ADDED STATEMENT				
1. Taxation contribution				
Direct taxes (as above)	**310**		312	
Value added taxes levied on purchases of goods and services	**1 169**		883	
Regional service council levies	**19**		10	
Rates and taxes paid to local authorities	**21**		11	
Gross contributions	**1 519**		1 216	
2. Additional amounts collected by the group on behalf of government				
Value added tax and other duties charged on turnover	**985**		596	
Employees' tax deducted from remuneration paid	**416**		345	
	1 401		941	

Cash disbursed among stakeholders


2004
2003
68% Remunerate employees for services
Remunerate employees 61% for services
8% Pay direct taxes to the state
Pay direct taxes to 13% the state
15% Provide lenders with a return on borrowings
Provide lenders with 14% return on borrowings
9% Provide shareholders with cash dividends
Provide shareholders 12% with cash dividends

SUPPLEMENTARY FINANCIAL INFORMATION

	12-months ended		6-months ended		
		Unaudited 31 Dec 2003 Rm			Restated Unaudited 31 Dec 2003 Rm
INCOME STATEMENTS					
for the periods ended 31 December 2004					
Revenue	**8 709**	7 591	**4 374**	**4 333**	3 891
Operating expenses	**7 329**	6 615	**3 608**	**3 720**	3 416
Net operating profit	**1 380**	976	**766**	**613**	475
Net financing costs	**(271)**	(252)	**(134)**	**(137)**	(130)
Income from equity-accounted investments	**(1)**	(41)	**9**	**(10)**	(12)
Profit before taxation	**1 108**	683	**641**	**466**	333
Taxation	**(341)**	(148)	**(181)**	**(160)**	(93)
Profit from ordinary activities	**767**	535	**460**	**306**	240
Minority interest	**(90)**	24	**(46)**	**(44)**	25
Net profit attributable to ordinary shareholders	**677**	559	**414**	**262**	265
Attributable earnings per share (cents)					
– basic	**226**	189	**138**	**88**	90
– diluted	**224**	189	**137**	**87**	90
Weighted number of shares	**300**	296	**300**	**298**	296
Diluted	**302**	296	**302**	**300**	296
Dividend paid per share (cents)	**125**	80	**90**	**35**	20
Reconciliation of headline earnings					
Net profit attributable to ordinary shareholders	**677**	559	**414**	**262**	265
Adjusted for:					
– Impairment charges	**(57)**	92	**(89)**	**32**	92
– Share of associates' goodwill amortisation	**10**	42	**(3)**	**14**	16
– Goodwill amortisation	**(4)**	7	**(2)**	**(2)**	(2)
– Share of associates' exceptional items	**19**	8	**12**	**6**	1
– Net deficit on disposal or scrapping of property, plant and equipment	**109**	(66)	**113**	**(4)**	(61)
– Net surplus on disposal of investment in joint venture and associates	**1**	(72)		**1**	(73)
– Closure cost	**35**			**35**	
Taxation effect of adjustments	**(17)**	7	**(9)**	**(8)**	5
Headline earnings	**773**	577	**436**	**336**	243
Headline earnings per share (cents)					
– basic	**258**	195	**145**	**113**	82
– diluted	**256**	195	**144**	**112**	82
CASH FLOW STATEMENTS					
for the periods ended 31 December 2004					
Cash flows from operating activities	**1 432**	1 272	**746**	**685**	176
Cash flows from investing activities	**(924)**	(788)	**(382)**	**(539)**	(398)
Cash flows from financing activities	**(266)**	(436)	**(341)**	**74**	273
Net increase in cash and cash equivalents	**242**	48	**23**	**220**	51
Cash and cash equivalents at beginning of year	**1 015**	967	**1 235**	**1 015**	964
Cash and cash equivalents at end of year	**1 257**	1 015	**1 258**	**1 235**	1 015

	Audited At 31 Dec 2004 Rm	Restated Unaudited At 31 Dec 2003 Rm
BALANCE SHEETS		
Assets		
Non-current assets		
Property, plant and equipment	**8 473**	8 315
Biological assets	**31**	34
Intangible assets	**71**	95
Goodwill	**(53)**	(78)
Investments in associates and joint ventures	**96**	129
Deferred taxation	**63**	63
Other financial assets	**285**	375
Total non-current assets	**8 966**	8 933
Current assets		
Inventories	**1 348**	1 442
Trade and other receivables	**1 397**	1 310
Cash and cash equivalents	**1 258**	1 014
Total current assets	**4 003**	3 766
Total assets	**12 969**	12 699
Equity and liabilities		
Capital and reserves		
Share capital	**2 812**	2 761
Non-distributable reserves	**(73)**	162
Retained income	**2 614**	2 092
Ordinary shareholders' equity	**5 353**	5 015
Minority interest	**1 110**	1 227
Total shareholders' interest	**6 463**	6 242
Non-current liabilities		
Interest-bearing borrowings	**2 331**	2 324
Other long-term payables	**609**	476
Non-current provisions	**425**	209
Deferred taxation	**1 042**	899
Total non-current liabilities	**4 407**	3 908
Current liabilities		
Trade and other payables	**1 061**	1 138
Interest-bearing borrowings	**836**	1 268
Taxation	**182**	123
Current provisions	**20**	20
Shareholders for dividend		
Total current liabilities	**2 099**	2 549
Total equity and liabilities	**12 969**	12 699
Net debt	**1 909**	2 578

SELECTED GROUP FINANCIAL DATA TRANSLATED INTO US DOLLARS

	[illegible]	[illegible]	12-months ended 31 Dec 2003 US$ million	Year ended 30 June 2003 US$ million
INCOME STATEMENT				
Revenue	**2 229**	**1 370**	1 016	827
Operating expenses	**(1 901)**	**(1 153)**	(886)	(695)
Net operating profit	**328**	**217**	130	132
Net financing costs	**(71)**	**(43)**	(34)	(27)
Income from equity-accounted investments	**(2)**		(5)	
Profit before taxation	**255**	**174**	91	105
Taxation	**(77)**	**(54)**	(20)	(25)
Minority interest	**(11)**	**(14)**	3	
Net profit attributable to ordinary shareholders	**167**	**106**	74	80
Attributable earnings per share (US cents)	**56**	**36**	25	27
Headline earnings	**180**	**122**	77	87
Headline earnings per share (US cents)	**60**	**41**	26	30
BALANCE SHEET				
Assets				
Non-current assets				
Property, plant and equipment	**1 499**		1 257	1 105
Biological assets	**5**		5	4
Intangible assets	**13**		14	13
Goodwill	**(9)**		(12)	(11)
Investments in associates and joint ventures	**17**		19	16
Deferred taxation	**11**		10	21
Financial assets	**50**		57	37
Current assets				
Cash and cash equivalents	**222**		153	130
Other	**486**		416	361
Total assets	**2 294**		1 919	1 676
Equity and liabilities				
Shareholders' funds	**947**		758	659
Minority interest	**196**		185	160
Non-current liabilities				
Interest-bearing borrowings	**412**		351	377
Deferred taxation and provisions	**367**		239	242
Current liabilities				
Interest-bearing borrowings	**148**		192	72
Other	**224**		194	166
Total equity and liabilities	**2 294**		1 919	1 676
Net debt	**338**		390	320
CASH FLOW STATEMENT				
Cash available from operations	**284**	**225**	170	86
Proceeds on disposal of assets	**42**	**8**	17	5
Investments				
– Acquisition of subsidiary			49	41
– Acquisition of joint ventures and associates		**(2)**	(16)	(4)
Capital expenditure	**(247)**	**(139)**	(179)	(154)
Other	**(28)**	**(12)**	24	(1)
Net cash inflow	**51**	**80**	65	(27)

The group statements on this page have been expressed in US dollars for information purposes. The average US dollar/rand for the 18 months to 31 December 2004 of US$1:R5,6534 (12 months to 31 December 2003 US$1:R9,0275) has been used to translate the income and cash flow statements, while the balance sheet has been translated at the closing rate (US$1:R5,6525 at 31 December 2004 and US$1:R7,425 at 31 December 2003).

DEFINITIONS

ATTRIBUTABLE CASH FLOW PER ORDINARY SHARE
Cash flow from operating activities after adjusting for minority participation therein divided by the weighted average number of ordinary shares in issue during the year.

CAPITAL EMPLOYED
Total shareholders' equity plus net debt minus non-current financial asset investments

CASH AND CASH EQUIVALENTS
Comprise cash on hand and current accounts in bank, net of bank overdrafts together with any highly liquid investments readily convertible to known amounts of cash and not subject to significant risk of changes in value

CURRENT RATIO
Current assets divided by current liabilities

DIVIDEND COVER
Headline earnings per ordinary share divided by dividends per ordinary share

DIVIDEND YIELD
Dividends per ordinary share divided by the closing share price and the JSE Securities Exchange SA

EARNINGS PER ORDINARY SHARE
- **Attributable earnings basis**
  Earnings attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year
- **Headline earnings basis**
  Earnings attributable to ordinary shareholders adjusted for profits and losses on items of a capital nature recognising the taxation and minority impacts on these adjustments, divided by the weighted average number of ordinary shares in issue during the year

FINANCING COST COVER
- EBIT – net operating profit divided by net financing costs
- EBITDA – net operating profit before depreciation, amortisation, impairment charges and net deficit/surplus on sale of investments and assets, divided by net financing costs

HEADLINE EARNINGS YIELD
Headline earnings per ordinary share divided by the closing share price on the JSE Securities Exchange SA

INVESTED CAPITAL
Total shareholders' equity, interest-bearing debt, non-current provisions and net deferred taxation less cash and cash equivalents

NET ASSETS
Sum of non-current assets and current assets less all interest-free liabilities

NET DEBT TO EQUITY RATIO
Interest-bearing debt less cash and cash equivalents as percentage of total shareholders' equity

NET EQUITY PER ORDINARY SHARE
Ordinary shareholders' equity divided by the number of ordinary shares in issue at the year end

NUMBER OF YEARS TO REPAY INTEREST-BEARING DEBT
Interest-bearing debt divided by cash flow from operating activities before dividends paid

OPERATING MARGIN
Net operating profit as a percentage of revenue

OPERATING PROFIT PER EMPLOYEE
Operating profit divided by the average number of employees during the year

RETURN ON CAPITAL EMPLOYED
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures as a percentage of average capital employed

RETURN ON ORDINARY SHAREHOLDERS' EQUITY
- **Attributable earnings**
  Attributable earnings to ordinary shareholders as a percentage of average ordinary shareholders' equity
- **Headline earnings**
  Headline earnings attributable to ordinary shareholders as a percentage of average ordinary shareholders' equity

RETURN ON INVESTED CAPITAL
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures as a percentage of average invested capital

RETURN ON NET ASSETS
Net operating profit plus income from non-equity accounted investments plus income from investments in associates and incorporated joint ventures as a percentage of average net assets

REVENUE PER EMPLOYEE
Revenue divided by the average number of employees during the year

TOTAL ASSET TURNOVER
Revenue divided by average total assets

WEIGHTED AVERAGE NUMBER OF SHARES IN ISSUE
The number of shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period which they have participated in the income of the group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue



KUMBA

Financial index

CONTENTS

ANNEXURES

WWW.KUMBARESOURCES.COM

Directors' responsibility for financial reporting



TO THE MEMBERS OF KUMBA RESOURCES LIMITED

The directors of the company are responsible for maintaining adequate accounting records, the preparation of the annual financial statements of the company and group and to develop and maintain a sound system of internal control to safeguard shareholders' investments and the group's assets. In presenting the accompanying financial statements, South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards have been followed, applicable accounting policies have been used while prudent judgements and estimates have been made.

In order for the directors to discharge their responsibilities, management has developed and continues to maintain a system of internal control aimed at reducing the risk of error or loss in a cost-effective manner. Such systems can provide reasonable but not absolute assurance against material misstatement or loss. The directors, primarily through the audit committee which consists of non-executive directors, meet periodically with the external and internal auditors, as well as executive management to evaluate matters concerning accounting policies, internal control, auditing and financial reporting. The group's internal auditors independently evaluate the internal controls and coordinate their audit coverage with the external auditors. The external auditors are responsible for reporting on the financial statements. The external and internal auditors have unrestricted access to all records, property and personnel as well as to the audit committee. The directors are not aware of any material breakdown in the functioning of these controls and systems during the year under review.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the external auditors on the results of their audit conducted for the purpose of expressing their opinion, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

The directors have reviewed the group's financial budgets with their underlying business plans for the period to 31 December 2005. In the light of the current financial position and existing borrowing facilities, they consider it appropriate that the annual financial statements be prepared on the going-concern basis.

Against this background the directors of the company accept responsibility for the annual financial statements, which were approved by the board of directors on 15 February 2005 and are signed on its behalf by

MLD Marole
Chairman

Dr CJ Fauconnier
Chief Executive

DJ van Staden
Director

The external auditors have audited the annual financial statements of the company and group and their unqualified report appears on p108.

Certificate by company secretary

In terms of the Companies Act 61 of 1973 of South Africa, as amended, I, Marie Viljoen, in my capacity as company secretary, confirm that for the period ended 31 December 2004, the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

M Viljoen
Company secretary

15 February 2005


KUMBA RESOURCES

Report of the independent auditors

TO THE MEMBERS OF KUMBA RESOURCES LIMITED
We have audited the financial statements and the group financial statements of Kumba Resources Limited, set out on p109 to p171 for the 18-month period ended 31 December 2004. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:
- Examining on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion
In our opinion the financial statements fairly present, in all material respects, the financial position of the company and of the group at 31 December 2004 and the results of their operations and cash flows for the period then ended in accordance with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandton
15 February 2005



The directors have pleasure in presenting the annual financial statements for Kumba Resources Limited ("Kumba") and the group for the 18-months ended 31 December 2004.

CHANGE OF YEAR-END

The group changed its year-end from 30 June to 31 December to be in line with the year-end of its majority shareholder, Anglo American plc and is consequently reporting on an 18-month period.

NATURE OF BUSINESS

Kumba, incorporated in South Africa, is a mining group of companies focusing on extracting and processing a range of minerals and metals including iron ore, coal, heavy minerals, base metals and selected industrial minerals.

CORPORATE GOVERNANCE

The board endorses the Code of Corporate Practice and Conduct as set out in the King II Report on Corporate Governance and has satisfied itself that Kumba has complied throughout the period in all material aspects with the King II Code. A detailed report can be found on p60 to p65.

REGISTRATION DETAILS

Kumba is a listed company on the JSE Securities Exchange South Africa. The company registration number is 2000/011076/06. The registered office is Roger Dyason Road, Pretoria West, Republic of South Africa, 0183.

ACTIVITIES AND FINANCIAL RESULTS

Detailed reports on the activities and performance of the group and the various divisions of the group are contained in the financial review on p22 to p31 and in the business operations review on p33 to p42. These reports are unaudited.

PROPERTY, PLANT AND EQUIPMENT

Capital expenditure for the period amounted to R1 396 million (30 June 2003: R1 386 million).

SHAREHOLDERS' RESOLUTIONS

At the third annual general meeting of shareholders, held on 19 November 2003, the following resolutions were passed:

- resolution to authorise the directors to allot and issue unissued ordinary shares required to be allotted pursuant to the share incentive scheme;
- resolution to authorise directors to issue unissued shares for cash; and
- resolution to authorise Kumba to acquire its own shares.

Kumba and its subsidiaries have passed no other special or ordinary shareholders' resolutions of material interest or of substantive nature.

SHARE CAPITAL

The total number of shares in issue increased during the period to 301 854 211. The increase can be summarised as follows:

	Date of issue	Number of shares
Opening balance		296 962 801
Issued in terms of the Management Share Option Scheme due to options exercised at prices ranging from R13,18 to R36,10	19 November 2003	4 891 410
		301 854 211

SHAREHOLDERS

An analysis of shareholders and shareholdings appears on p71 to p72 of the annual report.

DIVIDEND PAYMENT

Dividend number two

Kumba paid a final dividend of R177 million on 29 September 2003 for the year ended June 2003. The STC amounted to R22 million.

Dividend number three and four

On 29 March 2004 and 13 September 2004 the company paid interim dividends of R60 million and R105 million respectively, the STC amounted to R8 million and R13 million.

Dividend number five

Final dividend number 5 of 90 cents per share has been declared in South African currency in respect of the period ended 31 December 2004. The dividend will be paid on Monday, 14 March 2005 to shareholders recorded in the books of the company at the close of business on 11 March 2005. To comply with the requirements of STRATE the last day to trade cum dividend will be Friday, 4 March 2005. The shares commence trading ex dividend on Monday, 7 March 2005 and the record date is Friday, 11 March 2005.



Report of the directors *continued*

INVESTMENTS AND SUBSIDIARIES

The financial information in respect of investments and interests in subsidiaries of the company is disclosed in annexures 2 and 3 to the financial statements.

Kumba announced on 28 July 2003 that it has disposed of its stake in Australian nickel miner Mincor Resources NL on 25 July 2003. The shares were sold for R103 million (A$21 million) to a range of Australian and overseas financial institutions. The profit on the disposal has been reflected in the 2004 financial year.

Kumba disposed of its interest in two bulk ore carriers with a carrying value of R27 million in September 2003 for a purchase consideration of R73 million. The carrying value of R27 million is post a R90 million impairment accounted for in the 2002 financial year. The financial result of the disposal has been adequately disclosed in the 2004 financial year (refer to note 8).

The investment in Chifeng Kumba Hongye Zinc Corporation Limited was reclassified from a subsidiary to a joint venture arrangement and is consequently equity accounted.

CHANGE IN ACCOUNTING POLICIES

The accounting policies are consistent with those applied in the annual financial statements for the year ended 30 June 2003 except for the consolidation of the Management Share Trust, and biological assets (refer note 1 of the annual financial statements).

SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance arising since the end of the financial period, not otherwise dealt with in this report or in the group financial statements that would significantly affect the operations or the results of the group.

DIRECTORATE AND SHAREHOLDINGS

The names of the directors in office at the date of this report are set out on p58 and p59.

During the period under review, the following directors were appointed:

PM Baum	17 February 2004
WA Nairn	17 February 2004
PL Zim	17 February 2004

Mrs MLD Marole was re-elected as chairman of the board with effect from 1 November 2004.

The following directors are required to retire by rotation in terms of clause 16.1 of the articles of association at the forthcoming annual general meeting:

TL de Beer
JJ Geldenhuys
Dr D Konar

At the forthcoming annual general meeting the directors mentioned above will retire and, being eligible, will offer themselves for re-election.

COMPANY SECRETARY

The company secretary is Marie Viljoen. The company secretary's registered address is:

Roger Dyason Road,	PO Box 9229
Pretoria West	Pretoria,
0183,	0001,
Republic of South Africa	Republic of South Africa

INDEPENDENT AUDITORS

Anglo American plc acquired a controlling interest in Kumba during December 2003. In line with current practice of appointing a single service provider for the statutory auditing of corporate groups, Kumba appointed Deloitte & Touche as its statutory auditors from 16 February 2004 to replace KPMG Inc. subsequent to their review of Kumba's interim results for the period ended 31 December 2003.

Deloitte & Touche will continue in office in accordance with section 270(2) of the Companies Act, 1973, of South Africa.

Directors' remuneration



This report on remuneration and related matters covers issues which are the concern of the board as a whole in addition to those which were dealt with by the remuneration committee.

REMUNERATION POLICY

The human resources and remuneration committee has a clearly defined mandate from the board aimed at:

- ensuring that the company's chairman, directors and senior executives are fairly rewarded for their individual contributions to the company's overall performance; and
- ensuring that the company's remuneration strategies and packages, including the incentive schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the company.

DIRECTORS' SERVICE CONTRACTS

All executive directors' normal contracts are subject to six calendar months' notice. Non-executive directors are not bound by service contracts.

There are no restraints of trade associated with the contracts.

SUMMARY OF REMUNERATION

Name	Basic salary	Fees for services	Performance bonus[1]	Benefit and allowance[2]	Retirement fund	Medical fund contributions	Gains on share scheme[3]	Other	Total
FOR THE 18-MONTHS ENDED 31 DECEMBER 2004									
Executive directors									
Dr CJ Fauconnier	**3 251 761**		**352 292**	**872 890**		**18 456**	**–**	**4 055**	**4 499 454**
MJ Kilbride	**1 799 401**		**213 825**	**1 040 905**	**248 793**	**22 712**	**1 450 612**	**3 206**	**4 779 454**
CF Meintjes	**1 777 820**		**192 761**	**486 172**	**216 692**	**24 764**	**1 180 505**	**3 101**	**3 881 815**
DJ van Staden	**1 760 764**		**199 653**	**641 224**	**232 020**	**22 764**	**3 268 325**	**3 107**	**6 127 857**
RG Wadley	**1 623 352**		**203 669**	**779 890**	**229 731**		**1 775 103**	**3 127**	**4 614 872**
									23 903 452
Less gains on share scheme									**(7 674 545)**
Total remuneration paid by Kumba									**16 228 907**
Non-executive directors									
MLD Marole (Chairman)		**470 000**		**15 052**					**485 052**
PM Baum[4]		**124 167**		**5 672**					**129 839**
BE Davison[4]		**156 250**		**3 974**					**160 224**
TL de Beer		**337 500**		**14 982**					**352 482**
JJ Geldenhuys		**322 500**		**16 511**					**339 011**
Dr D Konar		**307 500**		**10 549**					**318 049**
AJ Morgan		**232 500**		**5 811**					**238 311**
WA Nairn[4]		**119 167**		**4 099**					**123 266**
SA Nkosi		**232 500**		**9 156**					**241 656**
CML Savage		**187 500**							**187 500**
NS Segal		**247 500**		**873**					**248 373**
F Titi[5]		**224 167**		**12 040**					**236 207**
PL Zim[4]		**124 167**		**4 099**					**128 266**
GS Gouws[6]		**14 203**		**1 361**					**15 564**
									3 203 800

1. The performance bonus scheme was approved by the board. This incentive applies to all employees throughout the group.
2. Includes travel and entertainment allowances.
3. As set out on p114.
4. Fees paid to their respective employers and not to them as individuals.
5. Fees paid to respective employer during period 1 July 2003 to October 2003 (R33 333), thereafter paid directly to individual (R190 834).
6. Resigned during October 2003, fees and allowances paid to respective employer and not to the individual.



Directors' remuneration *continued*

Name	Basic salary	Fees for services	Performance bonus[1]	Benefit and allowance[2]	Retirement fund	Medical fund contributions	Gains on share scheme[3]	Other	Total
FOR THE YEAR ENDED 30 JUNE 2003									
Executive directors									
Dr CJ Fauconnier	1 801 817		193 894	524 914		10 296		10 450	2 541 371
MJ Kilbride	1 080 404		125 117	421 005	123 356	10 296		7 145	1 767 323
CF Meintjes	1 026 742		111 393	309 971	110 027	10 296	121 344	6 887	1 696 660
DJ van Staden	1 044 872		115 120	336 563	114 377	10 296		6 633	1 627 861
RG Wadley	1 034 908		119 658	400 984	119 179			6 947	1 681 676
									9 314 891
Less gains on share scheme									(121 344)
Total remuneration paid by Kumba									9 193 547
Non-executive directors									
MLD Marole (Chairman)		144 833		2 256					147 089
TL de Beer		167 000		3 766					170 766
JJ Geldenhuys		167 000		2 518					169 518
GS Gouws[4]		60 518		6 305					66 823
Dr D Konar		135 500		1 872					137 372
AJ Morgan		104 000		546					104 546
SA Nkosi		72 500		1 695					74 195
Prof NS Segal		101 750							101 750
F Titi[4]		83 373		3 776					87 149
CML Savage		67 500							67 500
									1 126 708

1. The performance bonus scheme was approved by the board. This incentive applies to all employees throughout the group.
2. Includes travel and entertainment allowances.
3. As set out on p114.
4. Fees paid to their respective employers and not to them as individuals.
5. Fees paid to respective employer during period 1 July 2003 to October 2003 (R33 333), thereafter paid directly to individual (R190 834).
6. Resigned during October 2003, fees and allowances paid to respective employer and not to the individual.

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.



DIRECTORS' INTEREST IN KUMBA SHARES

Director	Beneficial Direct	Beneficial Indirect	Non-beneficial Direct	Non-beneficial Indirect
AT 31 DECEMBER 2004				
Dr CJ Fauconnier	**21 880**			
MJ Kilbride				
CF Meintjes				
DJ van Staden				
RG Wadley	**47 870**			
MLD Marole (Chairman)				
TL de Beer				
JJ Geldenhuys				
GS Gouws				
Dr D Konar	**168**			
AJ Morgan				
WA Nairn		**51 649**		
SA Nkosi				
NS Segal				
F Titi				
AT 30 JUNE 2003				
Dr CJ Fauconnier	96 870	103 750		
MJ Kilbride	28 990			
CF Meintjes				
DJ van Staden	18 490			
RG Wadley	47 870			
MLD Marole (Chairman)				
TL de Beer				
JJ Geldenhuys				
GS Gouws				
Dr D Konar	168			
AJ Morgan				
SA Nkosi				
Prof NS Segal				
F Titi		843 799		

There has been no change to the interest of directors in share capital since the year-end.

On 31 December 2004 no director had direct or indirect interests of more than 1% in the share capital of the company.



Directors' share options and restricted share awards

The following options and rights in shares in the company were outstanding in favour of directors of the company under the company's share option schemes:

MANAGEMENT SHARE OPTION SCHEME

Name	Options held at 31 December 2004	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2004 R	Pre-tax gain/(loss) if exercisable at 31 December 2004* R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
FOR THE 18-MONTHS ENDED 31 DECEMBER 2004										
Executive directors										
Dr CJ Fauconnier	307 520	28,05	2008/12/03	13 530 880	4 904 944					
	65 440	35,00	2009/11/01	2 879 360	588 960					
	92 880	41,50	2011/03/16	4 086 720	232 200					
Total	465 840			20 496 960	5 726 104					
MJ Kilbride	35 840	18,74	2010/07/25	1 576 960	905 318	23 880	18,74	37,10	438 437	2003/12/03
	151 320	28,05	2008/12/03	6 658 080	2 413 554	64 840	28,05	37,10	586 802	2003/12/03
	40 710	35,00	2009/11/01	1 791 240	366 390					
	50 750	41,50	2011/03/16	2 233 000	126 875					
Total	278 620			12 259 280	3 812 137	88 720			1 025 239	
CF Meintjes	20 490	18,50	2009/01/04	901 560	522 495	5 120	18,50	41,80	119 296	2004/02/19
	24 890	18,74	2010/07/25	1 095 160	628 721	8 290	18,74	44,45	213 136	2004/04/28
						8 290	18,74	41,80	191 167	2004/04/28
	135 640	28,05	2008/12/03	5 968 160	2 163 458	58 120	28,05	37,30	537 610	2003/12/09
	35 220	35,00	2009/11/01	1 549 680	316 980					
	48 040	41,50	2011/03/16	2 113 760	120 100					
Total	264 280			11 628 320	3 751 754	79 820			1 061 209	
DJ van Staden	37 080	18,74	2010/07/25	1 631 520	936 641	7 915	18,74	42,00	184 103	2004/03/01
						1 345	18,74	41,80	31 016	2004/03/01
	141 350	28,05	2008/12/03	6 219 400	2 254 533	20 570	28,05	41,80	282 838	2004/03/01
						40 000	28,05	42,00	558 000	2004/03/01
	35 630	35,00	2009/11/01	1 567 720	320 670					
	49 730	41,50	2011/03/16	2 188 120	124 325					
Total	263 790			11 606 760	3 636 169	69 830			1 055 956	
RG Wadley	209 280	28,05	2008/12/03	9 208 320	3 338 016					
	39 020	35,00	2009/11/01	1 716 880	351 180					
	44 380	41,50	2011/03/16	1 952 720	110 950					
Total	292 680			12 877 920	3 800 146					

* *It is presumed that directors will not exercise options which are out of the money.*

MANAGEMENT DEFERRED PURCHASE SHARE SCHEME – KUMBA SHARES

	Options held at 31 December 2004	Exercise price R	Exercisable period	Proceeds if exercisable at 31 December 2004 R	Pre-tax gain/(loss) if exercisable at 31 December 2004 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
FOR THE 18-MONTHS ENDED 31 DECEMBER 2004										
Executive directors										
Dr CJ Fauconnier										
MJ Kilbride						16 780	11,75	37,10	425 373	2003/12/09
CF Meintjes						5 120	18,50	41,80	119 296	2004/02/19
DJ van Staden						20 000	10,00	35,50	510 000	2003/12/18
						15 000	10,00	35,51	382 650	2003/12/18
						16 510	10,00	35,52	421 335	2003/12/18
						10 000	11,75	35,50	237 500	2003/12/19
						27 030	11,75	36,20	660 884	2003/12/19
Total						88 540			2 212 369	
RG Wadley						982	8,42	37,20	28 262	2003/12/09
						60 908	8,42	37,10	1 746 841	2003/12/09
Total						61 890			1 775 103	



MANAGEMENT SHARE OPTION SCHEME

Name	Options held at year-end	Exercise price R	Exercisable period	Proceeds if exercisable at 30 June 2003 R	Pre-tax gain/(loss) if exercisable at 30 June 2003* R
FOR THE YEAR ENDED 30 JUNE 2003 Executive directors					
Dr CJ Fauconnier	307 520	28,05	2008/03/12	9 256 352	630 416
	65 440	35,00	2009/11/01	1 969 744	(320 656)
Total	**372 960**			**11 226 096**	**309 760**
MJ Kilbride	59 720	18,74	2010/07/25	1 797 572	678 419
	216 160	28,05	2008/12/03	6 506 416	443 128
	40 710	35,00	2009/11/01	1 225 371	(199 479)
Total	**316 590**			**9 529 359**	**922 068**
CF Meintjes	25 610	18,50	2009/01/04	770 861	297 076
	41 470	18,74	2010/07/25	1 248 247	471 099
	193 760	28,05	2008/12/03	5 832 176	397 208
	35 220	35,00	2009/11/01	1 060 122	(172 578)
Total	**296 060**			**8 911 406**	**992 805**
DJ van Staden	46 340	18,74	2010/07/25	1 394 834	526 422
	201 920	28,05	2008/12/03	6 077 792	413 936
	35 630	35,00	2009/11/01	1 072 463	(174 587)
Total	**283 890**			**8 545 089**	**765 771**
RG Wadley	209 280	28,05	2008/12/03	6 299 328	429 024
	39 020	35,00	2009/11/01	1 174 502	(191 198)
Total	**248 300**			**7 473 830**	**237 826**

* *It is presumed that directors will not exercise options which are out of the money.*
** *No options were exercised during the year ended 30 June 2003.*

MANAGEMENT DEFERRED PURCHASE SHARE SCHEME – KUMBA SHARES

Name	Options held at year-end	Exercise price R	Exercisable period	Proceeds if exercisable at 30 June 2003 R	Pre-tax gain/(loss) if exercisable at 30 June 2003 R	Options exercised during the year	Exercise price R	Sale price/ market price R	Pre-tax gain R	Date exercised
FOR THE YEAR ENDED 30 JUNE 2003 Executive directors Dr CJ Fauconnier										
MJ Kilbride	16 780	11,75	2007/11/04	505 078	307 913					
CF Meintjes	5 120	18,50	2009/01/04	154 112	59 392	10 240	18,50	30,35	121 344	2003/05/27
DJ van Staden	51 510	10,00	2007/03/23	1 550 451	1 035 351					
	37 030	11,75	2007/11/04	1 114 603	679 501					
Total	**88 540**			**2 665 054**	**1 714 852**					
RG Wadley	61 890	8,42	2008/03/01	1 862 889	1 341 775					


KUMBA

Income statements

for the 18-months ended 31 December 2004

	Notes	GROUP [illegible]	GROUP Restated Year ended 30 June 2003 Rm	COMPANY [illegible]	COMPANY Restated Year ended 30 June 2003 Rm
REVENUE	4	**12 599**	7 469	**721**	545
Operating expenses	5	**(10 744)**	(6 280)	**(689)**	(446)
NET OPERATING PROFIT		**1 855**	1 189	**32**	99
Interest income	6	**47**	77	**18**	61
Interest expense	6	**(448)**	(321)	**(290)**	(243)
Income from investments	7			**650**	529
(Loss)/income from equity accounted investments	16	**(13)**	2		
PROFIT BEFORE TAXATION		**1 441**	947	**410**	446
Taxation	9	**(434)**	(229)	**(51)**	(29)
PROFIT FROM ORDINARY ACTIVITIES		**1 007**	718	**359**	417
Minority interest		**(65)**			
NET PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS		**942**	718	**359**	417
ATTRIBUTABLE EARNINGS PER SHARE (CENTS)	10				
– basic (2003 as previously reported)		**314**	242		
– basic restated for June 2003			244		
– diluted (2003 as previously reported)		**312**	240		
– diluted restated for June 2003			242		
Dividend paid per share (cents) in respect of the previous financial year		**60**	85		
Dividend paid per share (cents) in respect of the first interim period		**20**			
Dividend paid per share (cents) in respect of the second interim period		**35**			
Final dividend declared per share (cents) in respect of this 18-month period	11	**90**			
RECONCILIATION OF HEADLINE EARNINGS					
Net profit attributable to ordinary shareholders		**942**	718		
Adjusted for:					
– Impairment charges	8	**35**	2		
– Share of associates' goodwill amortisation	16	**27**	38		
– Goodwill amortisation	15	**(6)**	21		
– Share of associates' exceptional items	16	**20**	7		
– Net deficit/(profit) on disposal or scrapping of property, plant and equipment	5	**48**	(3)		
– Net surplus on disposal of investment in joint venture and associates	5	**(72)**			
– Closure cost	5	**35**			
Taxation effect of adjustments		**(12)**	1		
HEADLINE EARNINGS		**1 017**	784		
HEADLINE EARNINGS PER SHARE (CENTS)	10				
– basic (2003 as previously reported)		**339**	264		
– basic as restated for June 2003			267		
– diluted (2003 as previously reported)		**337**	262		
– diluted restated for June 2003			265		

Balance sheets



at 31 December 2004

	Notes	GROUP At 31 Dec 2004 Rm	GROUP Restated At 30 June 2003 Rm	COMPANY At 31 Dec 2004 Rm	COMPANY Restated At 30 June 2003 Rm
ASSETS					
Non-current assets					
Property, plant and equipment	12	**8 473**	8 205	**45**	38
Biological assets	13	**31**	29		
Intangible assets	14	**71**	98		
Goodwill	15	**(53)**	(80)		
Investments in associates and joint ventures	16	**96**	118	**31**	93
Investments in subsidiaries	17			**4 461**	4 158
Deferred taxation	25	**63**	154	**21**	20
Financial assets	18	**285**	272	**54**	32
Total non-current assets		**8 966**	8 796	**4 612**	4 341
Current assets					
Inventories	19	**1 348**	1 346		
Trade and other receivables	20	**1 397**	1 333	**68**	78
Cash and cash equivalents		**1 258**	964	**126**	156
Total current assets		**4 003**	3 643	**194**	234
Total assets		**12 969**	12 439	**4 806**	4 575
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	21	**2 812**	2 647	**2 812**	2 680
Non-distributable reserves		**(73)**	230	**116**	113
Retained earnings		**2 614**	2 018	**166**	151
Ordinary shareholders' equity		**5 353**	4 895	**3 094**	2 944
Minority interest		**1 110**	1 191		
Total shareholders' interest		**6 463**	6 086	**3 094**	2 944
Non-current liabilities					
Interest-bearing borrowings	22	**2 331**	2 801	**1 112**	1 032
Other long-term payables	23	**609**	388		
Non-current provisions	24	**425**	355	**15**	5
Deferred taxation	25	**1 042**	1 055		
Total non-current liabilities		**4 407**	4 599	**1 127**	1 037
Current liabilities					
Trade and other payables	26	**1 061**	1 095	**216**	145
Interest-bearing borrowings	22	**836**	537	**368**	446
Taxation		**182**	94	**1**	3
Current provisions	24	**20**	28		
Total current liabilities		**2 099**	1 754	**585**	594
Total equity and liabilities		**12 969**	12 439	**4 806**	4 575
Net debt		**1 909**	2 374	**1 354**	1 322


KUMBA RESOURCES

Cash flow statements

for the 18-months ended 31 December 2004

	Notes	GROUP	GROUP	COMPANY	COMPANY
			Restated Year ended 30 June 2003 Rm		Restated Year ended 30 June 2003 Rm
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash retained from operations	27.1	**2 614**	1 564	**(13)**	(68)
Income from equity accounted investments	27.2	**18**	49		
Income from investments				**650**	529
Net financing costs	27.3	**(355)**	(240)	**(265)**	(182)
Normal taxation paid	27.4	**(311)**	(310)	**(54)**	(32)
Dividend paid	27.5	**(361)**	(283)	**(344)**	(252)
		1 605	780	**(26)**	(5)
CASH FLOWS FROM INVESTING ACTIVITIES					
Investment to maintain operations	27.6	**(571)**	(264)	**(16)**	(14)
Investment to expand operations	27.7	**(825)**	(1 122)		
Proceeds from disposal of property, plant and equipment		**138**	44		6
Proceeds from disposal of associate		**100**			
Investment in other non-current assets	27.8	**(96)**	(36)	**(159)**	(108)
Increase in cash resources on acquisition of a controlling interest in subsidiaries			366		
Acquisition of joint ventures and associates			(34)		
Foreign currency translations	27.9	**(63)**	28	**(4)**	(37)
		(1 317)	(1 018)	**(179)**	(153)
NET CASH INFLOW/(OUTFLOW)		**288**	(238)	**(205)**	(158)
CASH FLOWS FROM FINANCING ACTIVITIES					
Non-current interest-bearing borrowings raised		**967**	2 094	**565**	379
Non-current interest-bearing borrowings repaid		**(1 139)**	(1 241)	**(445)**	
Current interest-bearing borrowings raised/(repaid)		**47**	(425)	**(78)**	(406)
Proceed from issuance of share capital		**132**		**133**	
Increase in loans from minority shareholders		**(1)**	95		
		6	523	**175**	(27)
NET INCREASE IN CASH AND CASH EQUIVALENTS		**294**	285	**(30)**	(185)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**964**	679	**156**	341
CASH AND CASH EQUIVALENTS AT END OF YEAR		**1 258**	964	**126**	156
CALCULATION OF MOVEMENT IN NET DEBT					
Net cash inflow as above		**288**	(238)		
Add:					
– Shares issued		**132**			
– Cash flows included above relating to non-interest-bearing debt			2		
– Loans (to)/from minority shareholders		**(1)**	95		
– Increase in net debt on acquisition of controlling interest in subsidiaries			(891)		
– Non-cash flow movement in net debt applicable to special purpose entities		**(22)**	(18)		
– Non-cash flow movements in net debt applicable to currency translation differences of transactions denominated in foreign currency		**101**	(11)		
– Non-cash flow movements in net debt applicable to currency translation differences of net debt items of foreign entities	27.9	**(33)**	(170)		
(INCREASE)/DECREASE IN NET DEBT		**465**	(1 231)		

Group statement of changes in equity



for the 18-months ended 31 December 2004

				Non-distributable reserves					
	Share capital Rm	Share premium Rm	Shares held by Share Trust	Attributable reserves of equity accounted investments Rm	Foreign currency translation Rm	Financial instruments revaluation Rm	Insurance reserve Rm	Retained earnings Rm	Total Rm
OPENING BALANCE AS AT 1 JULY 2002	3	2 677		67	567	67	2	1 433	4 816
Prior year adjustments: (refer note 2)									
– consolidation of Management Share Trust			(35)						(35)
– revaluation of biological assets								4	4
Restated	3	2 677	(35)	67	567	67	2	1 437	4 785
Net (losses)/gains not recognised in income statement[1]				(18)	(414)	(6)		77	(361)
Currency translation differences				(19)	(414)			1	(432)
Financial instruments fair value movements recognised in equity									
– recognised in current year income						(42)			(42)
– recognised in equity						57			57
– fair value adjustment				77		(21)			56
Realised in associate and joint venture				(76)				76	
Net profit[1]								718	718
Dividend paid								(252)	(252)
Reduction in dividends paid to Management Share Trust								3	3
Movement in shares issued to Management Share Trust			2						2
Transfer of equity accounted earnings				(38)				38	
Transfer to insurance reserve							3	(3)	
Balance at 30 June 2003	3	2 677	(33)	11	153	61	5	2 018	4 895



Group statement of changes in equity *continued*

for the 18-months ended 31 December 2004

	Share capital Rm	Share premium Rm	Shares held by Share Trust	Non-distributable reserves: Attributable reserves of equity accounted investments Rm	Non-distributable reserves: Foreign currency translation Rm	Non-distributable reserves: Financial instruments revaluation Rm	Non-distributable reserves: Insurance reserve Rm	Retained earnings Rm	Total Rm
BALANCE AT 30 JUNE 2003	3	2 677	(33)	11	153	61	5	2 018	4 895
Prior year adjustment									
Net (losses)/gains not recognised in income statement[1]				(22)	(294)	(13)		27	(302)
Currency translation differences				(6)	(257)	(23)			(286)
Transfer from/to currency translation reserve					(9)			9	
Financial instruments fair value movements recognised in equity						51			51
– recognised in current year income									
– recognised in equity									
– fair value adjustment									
Deferred taxation					(15)	(41)			(56)
Realised in associate and joint venture				(16)	(13)			18	(11)
Net profit[1]								942	942
Dividend paid[2]								(344)	(344)
Reduction in dividends paid to Management Share Trust								2	2
Issue of share capital		132							132
Movement in shares issued to Management Share Trust			33						33
Transfer of equity accounted earnings				31				(31)	
Transfer from insurance reserve							(5)		(5)
BALANCE AT 31 DECEMBER 2004	**3**	**2 809**		**20**	**(141)**	**48**		**2 614**	**5 353**

1. *Total recognised gains and losses R640 million (2003: R357 million).*
2. *The company paid a dividend relating to the 2003 financial year of R177 million during September 2003, the STC applicable was R22 million. During March 2004 and September 2004 the company paid dividends of R60 million and R105 million respectively, the STC applicable was R8 million and R13 million.*

Note: Dividend declared after balance sheet date amounts to 90 cents per share. STC at 12,5% is payable on all distributions to shareholders (refer note 11).

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities that are not integral to the operations of the group.

Financial instruments revaluation reserve

The financial instruments revaluation reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Insurance reserve

The insurance reserve represents the unrealised portion of commission receivable from re-insurers.

Company statement of changes in equity



for the 18-months ended 31 December 2004

	Share capital Rm	Share premium Rm	Non-distributable reserves: Foreign currency translation Rm	Non-distributable reserves: Financial instruments revaluation Rm	Retained earnings Rm	Total Rm
OPENING BALANCE AS AT 1 JULY 2002	3	2 677	131		(21)	2 790
Net (losses)/gains not recognised in income statement[1]			(11)	(7)	7	(11)
Currency translation differences			(11)			(11)
Financial instruments fair value movements recognised in equity				(7)		(7)
Realised in joint venture					7	7
Net profit[1]					417	417
Dividend paid[2]					(252)	(252)
BALANCE AT 30 JUNE 2003	3	2 677	120	(7)	151	2 944
Net (losses)/gains not recognised in income statement[1]			(2)	5		3
Currency translation differences			(2)			(2)
Financial instruments fair value movements recognised in equity				5		5
Realised in joint venture						
Net profit[1]					359	359
Dividend paid[2]					(344)	(344)
Issue of share capital		132				132
BALANCE AT 31 DECEMBER 2004	**3**	**2 809**	**118**	**(2)**	**166**	**3 094**

1. *Total recognised gains and losses R362 million (2003: R406 million)*
2. *The company paid a dividend relating to the 2003 financial year of R177 million during September 2003, the STC applicable was R22 million. During March 2004 and September 2004 the company paid dividends of R60 million and R105 million respectively, the STC applicable was R8 million and R13 million.*

Note: Dividend declared after balance sheet date amounts to 90 cents per share. Secondary Tax on Companies ("STC") at 12,5% is payable on all distributions to shareholders.



Notes to the annual financial statements

for the 18-months ended 31 December 2004

1. ACCOUNTING POLICIES

Principal accounting policies

The principal accounting policies of the group and the disclosures made in the annual financial statements conform with South African Statements of Generally Accepted Accounting Practice and comply with International Financial Reporting Standards effective for the group's financial year. The financial statements are prepared on the historical cost basis modified by the restatement of financial instruments and biological assets to fair value.

Where comparative financial information is reported, the accounting policies have been applied consistently for all periods. Changes in accounting policy are set out in note 2.

Basis of consolidation

The group annual financial statements present the consolidated financial position and changes therein, operating results and cash flow information of the company and its subsidiaries. Subsidiaries are those entities in which the group has an interest of more than one half of the voting rights or the power to exercise control so as to obtain benefits from their activities.

The results of subsidiaries are included for the duration of the period in which the group exercises control over the subsidiary. All inter-company transactions and resulting profits and losses between the group companies are eliminated on consolidation. Where necessary, accounting policies for subsidiaries are changed to ensure consistency with the policies adopted by the group. If it is not practical to change the policies, the appropriate adjustments are made on consolidation to ensure consistency within the group.

The company carries its investments in subsidiaries at cost less accumulated impairment losses.

The results of special purpose entities that, in substance, are controlled by the group, are consolidated.

Goodwill

Goodwill is reflected at cost less accumulated amortisation and accumulated impairment losses, if any. It represents the excess of the cost of an acquisition over the fair value of the group's share of the identifiable net assets of that entity at the date of acquisition.

Goodwill is amortised using the straight-line basis over its estimated useful life, which is assessed on an annual basis, not exceeding a period of 20 years.

Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the weighted average useful life of the acquired assets. Negative goodwill in excess of the fair values of non-monetary assets acquired is recognised immediately in the income statement.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity.

Investments in associates and joint ventures

An associate is an entity over which the group has the ability to exercise significant influence, but which it does not control.

A joint venture is an entity jointly controlled by the group and one or more other venturers in terms of a contractual arrangement. It may involve a corporation, partnership or other entity in which the group has an interest.

Investments in associates and joint ventures are accounted for in the group financial statements using the equity method for the duration of the period in which the group has the ability to exercise significant influence or joint control. Equity-accounted income represents the group's proportionate share of profits of these entities and the share of taxation thereon. The retained earnings net of any dividends are transferred to a non-distributable reserve. All unrealised profits and losses are eliminated.

Where necessary, the results of associates and joint ventures are restated to ensure consistency with group policies.

The group's interest in associates and joint ventures is carried in the balance sheet at an amount that reflects its share of the net assets and the unamortised portion of goodwill on acquisition. Goodwill on the acquisition of associates and joint ventures is treated in accordance with the group's accounting policy for goodwill. Carrying amounts of investments in associates and joint ventures are reduced to their recoverable amount where this is lower than their carrying amount.

Where the group's share of losses of an associate or joint venture exceeds the carrying amount of the associate or joint venture, the associate or joint venture is carried at nil. Additional losses are only recognised to the extent that the group has incurred obligations in respect of the associate or joint venture.

Property, plant and equipment

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment, are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking



into account the estimated residual value of the assets. Useful life is either the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset.

Moulds and refractory furnace relines are depreciated based on the usage thereof.

The estimated maximum useful lives of items of property, plant and equipment are:

Buildings and infrastructure (including residential buildings)	25 years
Mineral properties	25 years
Fixed plant and equipment	25 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	15 years
Loose tools and computer equipment	5 years
Development costs	5 years
Refractory relines	8 years
Site preparation, mining development and exploration	20 years

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are charged against income.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

Direct attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised at interest rates relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of group borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is substantially complete.

Directly attributable costs associated with the acquisition, development and installation of certain software are capitalised. Such assets are depreciated using the amortisation methods and periods applicable to computer equipment.

Surpluses and deficits on the disposal of property, plant and equipment are taken to income.

Leased assets

Leases involving plant and equipment whereby the lessor provides finance to the group with the asset as security and where the group assumes substantially all the benefits and risks of ownership are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The capital element of future obligations under the leases is included as a liability in the balance sheet. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the group under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Biological assets

Biological assets are measured on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs and any change in value is included in the net profit or loss for the period in which it arises. Plantations are measured at their fair value less estimated point-of-sale costs. The fair value of the plantations is determined by an independent appraiser, based on the Faustman Formula as applied within the forestry industry. Livestock are measured at their fair value less estimated point-of-sale costs, fair value being determined by the age and size of the animals and market price. Market price is determined on the basis that the animal is sold to be slaughtered. Livestock held for sale is classified as consumable biological assets. Game is measured at their fair value less estimated point-of-sale costs, fair value being determined as market price. Market price is determined on the live auction selling prices. Game held for sale are classified as consumable biological assets.

Intangible assets

An intangible assets is recognised at cost if it is probable that future economic benefits will flow to the enterprise. Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

The estimated maximum useful lives of intangible assets are:

Patents, licences and franchise	20 years

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates.

Research, development and exploration costs

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the group has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis



over the estimated useful life of the project or asset. The carrying amounts are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Impairment of assets
The carrying amounts of assets mentioned in the accounting policy notes are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed, unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and the increase relates clearly to the reversal of the effect of that specific event.

Financial instruments
Measurement
Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as set out below.

Investments
Marketable securities are carried at market value, which is calculated by reference to Stock Exchange quoted selling prices at the close of business on the balance sheet date. Other investments are shown at fair value. Gains and losses are recognised in income.

Trade and other receivables
Trade and other receivables originated by the group are stated at amortised cost less provision for doubtful debts.

Cash and cash equivalents
Cash and cash equivalents are measured at fair value.

Financial liabilities
Financial liabilities are recognised at amortised cost, namely original debt less principal payments and amortisations, except for derivatives which are subsequently measured at fair value. If a financial liability is designated as a hedged item, it is subject to measurement under hedge accounting provisions.

Derivative instruments
Derivative instruments are measured at fair value.

Gains and losses on subsequent measurement
Gains and losses on subsequent measurement are recognised as follows:
- Gains and losses arising from a change in the fair value of financial instruments that are not part of a hedging relationship are included in net profit or loss for the period in which they arise.
- Gains and losses from measuring fair value hedging instruments, including fair value hedges for foreign currency denominated transactions, are recognised immediately in net profit or loss.
- Effective portion of gains and losses from remeasuring cash flow hedging instruments, including cash flow hedges for forecast foreign currency denominated transactions and for interest rate swaps, are initially recognised directly in equity. Should the hedged firm commitment or forecast transaction result in the recognition of an asset or a liability, then the cumulative amount recognised in equity is adjusted against the initial measurement of the asset or liability. For other cash flow hedges, the cumulative amount recognised in equity is included in net profit or loss in the period when the commitment or forecast transaction affects profit or loss.
- When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative unrealised gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealised gain or loss recognised in equity is recognised in the income statement immediately.

Offset
Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis, all related financial effects are offset.

Inventories
Inventories are valued at the lower of cost, determined on a moving average basis, and net realisable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity.

Writedowns
Writedowns to net realisable value and inventory losses are expensed in the period in which the write downs or losses occur.

Foreign currencies
Transactions and balances
Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the



transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains or losses arising on translation are credited to or charged against income.

Foreign entities
The financial statements of foreign entities are translated into South African rand as follows:
- assets and liabilities at rates of exchange ruling at balance sheet date;
- income, expenditure and cash flow items at weighted average rates; and
- goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at balance sheet date.

All resulting exchange differences are reflected as part of shareholders' equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

Foreign currency hedges
Foreign currency hedges are dealt with in the financial instruments accounting policy.

Revenue recognition
Revenue, which excludes value added tax and sales between group companies, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Revenue from the sale of goods is recognised when significant risks and rewards of ownership of the goods are transferred to the buyer.

Revenue arising from services and royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Revenue from the operation of bulk ships is recognised on a proportionate basis where voyages have not terminated at year end.

Interest and dividend income
Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group.

Dividends are recognised when the right to receive payment is established.

Provisions
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

Environment and rehabilitation
Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against income as incurred.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of, the life of mines. The Environmental Rehabilitation Trust Fund is consolidated.

Deferred taxation
Deferred taxation is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to goodwill not deductible for taxation purposes and the initial recognition of assets or liabilities which affect neither accounting nor taxable profit or loss.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised.

Deferred taxation is calculated using taxation rates that have been enacted at balance sheet date. The effect on deferred taxation of any changes in taxation rates is charged to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

Employee benefits
Post-employment benefits
Retirement
The group provides defined benefit and defined contribution funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by payments from employees and the group, taking account of the recommendations of independent actuaries. The group's contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

The defined benefit funds consist of pensioner members and an insignificant number of employee members and are closed to new entrants. The benefit costs and obligations are assessed using the projected unit credit method. Under this method, the cost of providing benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who perform a statutory valuation of the plans every three years.

Interim valuations are also performed on an annual basis. Valuations are performed on a date which does coincide with the balance sheet date. Consideration is given to any event that could impact the funds up to balance sheet date. The net surplus or deficit in the

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

benefit obligation is the difference between the present value of the funded obligation and the fair value of plan assets. No actuarial surplus is recognised as the group's ability to access the future economic benefit is uncertain. Actuarial losses, if any, are recognised in income as and when they arise.

Medical
No contributions are made to the medical aid of retired employees.

Short and long-term benefits
The cost of all short-term employee benefits, such as salaries, bonuses, housing allowances, medical and other contributions, is recognised during the period in which the employee renders the related service.

The vesting portion of long-term benefits is recognised and provided for at balance sheet date, based on current total cost to company.

Termination benefits
Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The group recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after balance sheet date, they are discounted to present value.

Equity compensation benefits
Senior management, including executive directors, has been granted share options. Grants are based on existing ordinary shares and can be purchased or the purchase can be deferred. The option or purchase price equals market price on the date preceding the date of the grant.

When the options are exercised they can either be:
- purchased and if vesting according to the rules of the scheme, recorded in share capital and share premium at the amount of the option price; or
- payment can be deferred resulting in no increase in share capital or share premium until paid for and vesting according to the rules of the scheme.

Dividend
Dividends paid are recognised by the company when the shareholder's right to receive payment is established. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year end are not recognised at the balance sheet date, but are disclosed in the notes to the financial statements.

Secondary tax on companies (STC)
Taxation costs incurred on dividends are included in the taxation line in the income statement in the year in which they are declared.

Discontinuing operations
Discontinuing operations are significant, distinguishable components of an enterprise that have been sold, abandoned or are the subject of formal plans for disposal or discontinuance.

The profit or loss on the sale or abandonment of a discontinuing operation is determined from the formalised discontinuance date.

Segment reporting
The primary business segments are iron ore, coal, heavy minerals, base metals, and industrial minerals.

On a secondary segment basis, significant geographic marketing regions have been identified.

The basis of segment reporting is representative of the internal structure used for management reporting.

Cash and cash equivalents
For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the group unless otherwise stated.

Comparatives
The group has changed its year-end from 30 June to 31 December to be in line with the year-end of its majority shareholder, Anglo American plc. Consequently the amounts for corresponding items in the income statement, statement of changes in equity, cash flows and related notes are not comparable. Please refer to p102 to p103 where unaudited supplementary financial information is presented for comparative purposes.

Where necessary, the June 2003 figures have been adjusted to conform with changes in presentation for the current period, as follows:
- leave pay obligation has been reclassified as an accrual and is presented as part of trade and other payables at 31 December 2004. The leave pay benefit accrual was R212 million (2003: R146 million);
- deferred taxation assets and liabilities have been reclassified to ensure better presentation; and
- goodwill amortisation and impairment charges have been included in net operating profit on the face of the income statement and are disclosed in detail in the notes to the financial statements.

Refer to note 2 relating to prior year adjustments and changes in accounting policy, to comparative figures.



	GROUP		COMPANY	
	18-months ended 31 Dec 2004 Rm	Restated Year ended 30 June 2003 Rm	**18-months ended 31 Dec 2004 Rm**	Restated Year ended 30 June 2003 Rm
2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES				
Consolidation of Kumba Management Share Trust				
Kumba operates the Kumba Management Share Trust for senior employees and executive directors of Kumba. The trust has been consolidated for the 18-month period. Prior years' figures have been restated. The amounts of the adjustment for the current and previous 12-month period are as follows:				
Statement of changes in equity impact				
– Reduction of dividends paid to external parties	**2**	3		
Balance sheet impact				
– Share capital and premium increase/(decrease)	**33**	(33)		
– Retained income increase	**5**	3		
– Current liabilities increase	**13**	8		
– Trade and other receivables decrease	**17**	22		
Impact on weighted average number of shares				
Weighted average number of shares before this prior year adjustment	**301**	297		
Adjusted for shares held by Management Share Trust	**(1)**	(3)		
Weighted average number of shares after this prior year adjustment	**300**	294		
The consolidation has no taxation implications. There were no amounts attributable to the minorities. The amount of the adjustment relating to the 2002 financial statements is a decrease of R35 million in shareholders' reserves, a decrease of R3 million in financial assets, a decrease of R24 million in trade and other receivables and an increase of R14 million in trade and other payables.				
Accounting for biological assets				
With effect 1 July 2003 the group has changed its accounting policy to comply with IAS 41 Agriculture. This resulted in the reclassification of certain inventories as biological assets and the fair value of plantations.				
Income statement impact				
– Fair value adjustment plantations	**1**			
Balance sheet impact				
– Retained income increase	**5**	4		
– Biological assets increase	**31**	29		
– Inventories decrease	**24**	23		
– Deferred taxation liabilities increase	**2**	2		

The amount of the adjustment relating to the 2002 financial statements is an increase of R4 million in retained income, an increase of R25 million in biological assets, a decrease of R19 million in inventories and an increase of R2 million in deferred taxation liabilities. There were no amounts attributable to the minorities.

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

2. PRIOR YEAR ADJUSTMENTS/CHANGES IN ACCOUNTING POLICIES (continued)

Leave pay

The leave pay obligation of R146 million for the group on 1 July 2003 has been reclassified as an accrual and is presented as part of trade and other payables. In terms of the group policy, employees are entitled to accumulate non-statutory vested leave benefits not taken within a leave cycle.

	GROUP		COMPANY	
		Restated Year ended 30 June 2003 Rm		Restated Year ended 30 June 2003 Rm
3. CLOSURE OF TICOR CHEMICALS PLANT				
On 21 April 2004 Ticor Limited announced its intention to discontinue its chemicals business, included in the heavy minerals segment. The revenue, operating results, assets, liabilities and cash flow of the chemicals business for the current and previous periods are:				
Revenue	**217**	254		
Expenses	**192**	258		
Provision for closure	**35**			
Provision for impairment	**89**			
Pre-tax loss	**(102)**	(4)		
Income tax expense	**28**	5		
Total assets	**76**	240		
Total external liabilities	**6**	100		
Cash inflows from operating activities	**50**	37		
In June 2004, a contract was signed for A$5 million for the sale of the plant, equipment and portion of the land owned by Ticor Chemicals. All proceeds from the sale have been received including A$0,5 million which was initially held in escrow until particular environmental releases had been obtained. Negotiations continue for the sale of the remaining land held by Ticor Chemicals. It is anticipated that an agreement will be reached for the sale early in the new calendar year.				
4. REVENUE				
Sale of goods	**12 599**	7 469	**12**	8
Services			**709**	537
	12 599	7 469	**721**	545



	Notes	GROUP 18-months ended 31 Dec 2004 Rm	GROUP Restated Year ended 30 June 2003 Rm	COMPANY 18-months ended 31 Dec 2004 Rm	COMPANY Restated Year ended 30 June 2003 Rm
5. OPERATING EXPENSES					
Cost by type					
– Raw materials and consumables		**2 475**	1 224	**37**	57
– Staff costs					
– salaries and wages		**2 408**	1 340	**297**	187
– termination benefits		**35**	1	**5**	1
– pension and medical costs		**243**	128	**27**	14
– General charges		**1 830**	1 155	**253**	160
– Railage and transport		**1 783**	1 237	**2**	1
– Repairs and maintenance		**1 081**	768	**9**	20
– Impairment charges	8	**35**	2	**51**	
– Goodwill amortisation	15	**(6)**	21		
– Energy		**508**	237	**6**	4
– Depreciation on property, plant and equipment	12	**969**	529	**8**	5
– Amortisation of intangible assets	14	**8**	3		
– Movement in inventories		**(304)**	(194)		
– Own work capitalised		**(296)**	(154)		
– Sublease received		**(25)**	(17)	**(6)**	(3)
		10 744	6 280	**689**	446
Cost by function					
– Costs of goods sold/services rendered		**8 942**	5 016	**644**	449
– Selling and distribution costs		**1 798**	1 258		
– Sublease rent received		**(25)**	(17)	**(6)**	(3)
– Impairment charges	8	**35**	2	**51**	
– Goodwill amortisation	15	**(6)**	21		
		10 744	6 280	**689**	446
The above costs are stated after including:					
Depreciation and amortisation					
– buildings	12	**1**			
– mineral properties	12	**54**	30		
– residential buildings	12	**8**	6		
– buildings and infrastructure	12	**117**	60	**1**	1
– machinery, plant and equipment	12	**673**	376	**7**	4
– leased assets under finance leases	12	**4**	5		
– site preparation, mining development, exploration and rehabilitation	12	**112**	52		
– amortisation of intangible assets	14	**8**	3		
Impairment charges	8	**35**	2	**51**	
Goodwill amortisation	15	**(6)**	21		
Closure cost		**35**			
Reconditionable spares usage		**11**	8		
Research and development costs		**33**	4	**12**	
Consultancy fees		**228**	89	**92**	30



for the 18-months ended 31 December 2004

	Notes	GROUP	GROUP Restated Year ended 30 June 2003 Rm	COMPANY	COMPANY Restated Year ended 30 June 2003 Rm
5. OPERATING EXPENSES (continued)					
Cost by function (continued)					
Operating lease rentals expenses					
– property		**79**	35	**28**	9
– equipment		**93**	41	**31**	19
Operating sublease rentals received					
– property		**(25)**	(17)	**(6)**	(3)
– other		**(1)**			
Contingent rentals received			(2)		(2)
Net deficit/(profit) on disposal or scrapping of property, plant and equipment		**48**	(3)	**2**	5
Net profit on disposal of investment		**(72)**			
Auditors' remuneration					
– audit fees		**12**	7	**4**	3
– other services		**1**	1		
Fair value adjustment on financial assets – (gain)/loss		**(28)**		**13**	
Fair value adjustment on financial liabilities – loss		**5**		**5**	
Net realised losses on currency exchange differences		**210**	193	**20**	35
Net unrealised (gains)/losses on currency exchange differences		**(121)**	92	**(118)**	13
Net realised (gains)/losses on the revaluation of derivative instruments		**(173)**	(144)	**(22)**	1
Net unrealised losses/(gains) on the revaluation of derivative instruments		**124**	(19)	**129**	(11)
Directors' emoluments (refer to the report of the directors)					
– executive directors – remuneration received as directors of the company				**16**	9
– non-executive directors – remuneration received as directors of the company				**3**	1

Note

Pensions

Retirement amounts paid or receivable by executive directors are paid or received under defined contribution retirement funds.

Operating lease arrangements – contingent rent received

The basis to determine contingent rent received is 25% of all extraordinary maintenance of the building.



	GROUP		COMPANY	
	18-months ended 31 Dec 2004 Rm	Restated Year ended 30 June 2003 Rm	18-months ended 31 Dec 2004 Rm	Restated Year ended 30 June 2003 Rm
6. NET FINANCING COSTS				
Interest expense and loan costs	**396**	309	**283**	243
Finance leases	**6**	8		
Interest income	**(41)**	(77)	**(12)**	(61)
Interest received from joint ventures	**(6)**		**(6)**	
Net interest expense	**355**	240	**265**	182
Interest adjustment on non-current provisions	**46**	4	**7**	
	401	244	**272**	182
Financing costs of R176 million were capitalised during the year (2003: R32 million).				
Financing costs capitalised relate to funds specifically borrowed for the purposes of obtaining a qualifying asset.				
7. INCOME FROM INVESTMENTS				
Subsidiaries				
Unlisted shares				
– Dividends			**381**	354
– Net interest received			**269**	175
			650	529
8. IMPAIRMENT CHARGES				
Included in operating expenses are the following impairment losses:				
Impairment of cyanide chemicals plant	**(89)**			
Impairment of fixed assets	**(15)**			
Reversal of impairment of shipping assets	**90**			
Reversal of impairment of other fixed assets	**1**			
Impairment of intangible assets	**(11)**			
Impairment of investments	**(10)**	(2)		
Impairment of associates	**(1)**		**(51)**	
	(35)	(2)	**(51)**	
Taxation effect				
Net effect on attributable earnings	**(35)**	(2)	**(51)**	

The chemicals plant was impaired on 31 December 2003 by an amount of R89 million. The decision was based on the sharp strengthening of the Australian dollar in December, a change in the supply/demand balance for sodium cyanide and aggressive pricing policies of competitors. An impairment of R26 million (R15 million fixed assets and R11 million intangible assets) was raised by ZnERGY (Pty) Limited, a zinc air fuel battery component manufacturer after its only supplier of raw materials, Zoxy (Pty) Limited, was put into liquidation.

Kumba was the joint owner of two bulk ore carriers that were leased to Safore, a joint venture engaged in shipping operations. During 2002 the assets were impaired by an amount of R90 million based on the value in use. Kumba disposed of its interest in the carriers during the period under review for R73 million against a post-impairment book value of R27 million, and subsequently reversed the impairment. An impairment of R10 million was raised against a preference share investment in Rosh Pinah Mine Holdings (Pty) Limited, the investment was made in 2000 in a strong US$ and zinc price environment to facilitate a 5% empowerment interest in Rosh Pinah (Pty) Limited.

The carrying amounts of certain other investments were greater than the market value and were impaired.


KUMBA

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	GROUP		COMPANY	
		Restated Year ended 30 June 2003 Rm		Restated Year ended 30 June 2003 Rm
9. TAXATION				
Charge to income				
South African normal taxation				
– Current – current year	**(323)**	(140)	**(15)**	(6)
– Deferred – current year	**9**	(29)	**1**	9
– prior year	**14**			
	23	(29)	**1**	9
Foreign normal taxation				
– Current – current year	**(48)**	(11)		
– prior year	**11**			
	(37)	(11)		
– Deferred – current year	**(43)**	(5)		
– prior year	**(2)**			
	(45)	(5)		
Share of associates' and joint ventures' taxation	**(7)**	(10)		
Secondary tax on companies	**(43)**	(32)	**(37)**	(32)
Non-residents share withholding tax	**(2)**	(2)		
Total	**(434)**	(229)	**(51)**	(29)
Reconciliation of taxation rates	**%**	%	**%**	%
Taxation as a percentage of profit before taxation	**30,13**	24,14	**12,34**	6,24
Taxation effect of				
– Assessed losses (not provided for)/not utilised	**(0,90)**	0,07		(0,01)
– Capital (losses)/profits	**(0,49)**	4,56	**1,10**	(2,35)
– Disallowable expenditure	**(5,25)**	(0,43)	**(2,27)**	(0,26)
– Exempt income	**8,94**	2,34	**27,89**	24,19
– Inventories – realisation of profits		1,73		
– Learnership allowances	**0,21**	0,23		
– Reversal of non-tax deductible provisions		(0,03)		8,75
– Share of associates' and joint ventures' differences	**(1,54)**	(1,16)		
– Tax rate differences	**0,40**	0,37		
– Temporary differences not provided		1,31		
– Other		0,39		0,52
– Secondary Tax on Companies	**(2,99)**	(3,33)	**(9,06)**	(7,08)
– Withholding tax	**(0,15)**	(0,19)		
– Prior year adjustment	**1,64**			
Standard tax rate	**30,00**	30,00	**30,00**	30,00
Effective tax rate excluding (loss)/income from equity accounted investments, impairment charge and share of taxation thereon	**28,70**	23,10		



	GROUP	
	18 months ended 31 Dec 2004 Rm	Restated Year ended 30 June 2003 Rm
10. EARNINGS PER SHARE Basic headline earnings per share is calculated by dividing the headline earnings by the weighted average number of ordinary shares in issue during the year.		
Headline earnings (R million)	**1 017**	784
Weighted average number of ordinary shares in issue (million)	**301**	297
Adjusted for the shares held by the Kumba Management Share Trust (million)	**(1)**	(3)
Adjusted weighted average number of ordinary shares in issue (million)	**300**	294
Headline earnings per share (cents) (restated for 2003)	**339**	267
For the diluted headline earnings per share the weighted average number of ordinary shares is adjusted to assume conversion of not yet released purchased shares and options under the Management Share Scheme, net of shares held by the scheme for releasing purposes. Diluted headline earnings per share is calculated by dividing headline earnings by the adjusted weighted average number of shares in issue.		
Weighted average number of ordinary shares in issue (million) as calculated above	**300**	294
Adjusted for options and net purchased shares in terms of the Management Share Scheme (million)	**2**	2
Weighted average number for diluted headline earnings per share (million)	**302**	296
Diluted headline earnings per share restated for 2003 (cents)	**337**	265
Basic attributable earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.		
Net profit attributable to ordinary shareholders (R million)	**942**	718
Weighted average number of ordinary shares in issue (million)	**300**	294
Basic earnings per share restated for 2003 (cents)	**314**	244
For the diluted attributable earnings per share the weighted average number of ordinary shares is adjusted as above.		
Diluted earnings per share (cents)	**312**	242

For the current year, shares under option had an effect on the adjusted weighted average number of shares in issue as the average option price attached to the option shares was lower than the average market price.

11. DIVIDEND

The company paid a final dividend for the June 2003 financial year of R177 million during September 2003, the STC applicable was R22 million. During March 2004 and September 2004 the company paid interim dividends of R60 million and R105 million respectively, the STC applicable was R8 million and R13 million.

The directors have resolved to declare a final dividend of 90 cents per share, payable on Monday, 14 March 2005. This will give rise to STC of R34 million.

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site pre-paration, mining develop-ment, exploration and reha-bilitation Rm	Extensions under con-struction Rm	Total Rm
12. PROPERTY, PLANT AND EQUIPMENT								
Group								
2004								
Gross carrying amount								
At beginning of period	141	1 056	120	1 609	7 143	1 071	858	11 998
Additions	8	3	9	184	829	16	347	1 396
Non-cash flow additions		4	1	6	31	25	191	258
Changes in decommissioning provision						(2)		(2)
Disposals	(4)		(13)	(11)	(349)		(32)	(409)
Exchange differences on translation	(2)	(40)		(23)	(264)	(35)	(7)	(371)
Other movements	(2)		4	55	500	210	(767)	
At end of period	141	1 023	121	1 820	7 890	1 285	590	12 870
Accumulated depreciation								
At beginning of period		125	71	422	2 646	438		3 702
Depreciation charges	1	54	8	117	677	112		969
Accumulated depreciation on disposals			(9)	(2)	(213)			(224)
Exchange differences on translation	(1)	(9)		(9)	(119)	(10)		(148)
Other movements				1	(6)	5		
At end of period		170	70	529	2 985	545		4 299
Impairment of assets								
At beginning of period					90	1		91
Impairment reversals					(90)	(1)		(91)
Impairment charges				9	94		1	104
Exchange differences on translation				(1)	(5)			(6)
				8	89		1	98
Net carrying amount at end of period	141	853	51	1 283	4 816	740	589	8 473



		Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site pre-paration, mining develop-ment, exploration and reha-bilitation Rm	Extensions under con-struction Rm	Total Rm
12.	PROPERTY, PLANT AND EQUIPMENT (continued)								
	2003 restated								
	Gross carrying amount								
	At beginning of year	107	685	126	1 029	4 662	676	975	8 260
	Additions	21	6		165	660	37	497	1 386
	Non-cash flow additions			1	3	24	24	103	155
	Acquisition of subsidiary	20	357	3	187	1 427	311	44	2 349
	Disposals	(9)	(3)	(10)	(3)	(65)	(4)		(94)
	Discontinuing operation								
	Exchange differences on translation	1	7		5	(80)	9		(58)
	Other movements	1	4		223	515	18	(761)	
	At end of year	141	1 056	120	1 609	7 143	1 071	858	11 998
	Accumulated depreciation								
	At beginning of year		27	73	296	1 785	288		2 469
	Depreciation charges		30	6	60	381	52		529
	Acquisition of subsidiary		66		65	556	98		785
	Accumulated depreciation on disposals			(8)	(1)	(41)	(3)		(53)
	Discontinuing operation								
	Exchange differences on translation		2		2	(35)	3		(28)
	Other movements								
	At end of year		125	71	422	2 646	438		3 702
	Impairment of assets								
	At beginning of year					80	1		81
	Exchange differences on translation					10			10
						90	1		91
	Net carrying amount at end of year	141	931	49	1 187	4 407	632	858	8 205

Included above are fully depreciated assets with an original cost of R799 million (2003: R491 million) which are still in use.


KUMBA RESOURCES

		At 30 June 2003 Rm
12. PROPERTY, PLANT AND EQUIPMENT (continued)		
The net carrying amount of machinery, plant and equipment includes:		
Assets held under finance leases (refer note 22)		
– cost	**55**	101
– accumulated depreciation	**6**	12
	49	89

For detail of property, plant and equipment pledged as security refer to annexure 1.

The replacement value of assets for insurance purposes amounts to R19,7 billion (2003: R15,8 billion).

A register of fixed property is available for inspection at the registered office of the company.

	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construction Rm	Total Rm
Company								
2004								
Gross carrying amount								
At beginning of period				**13**	**41**		**15**	**69**
Additions					**2**		**14**	**16**
Disposals					**(4)**			**(4)**
At end of period				**13**	**39**		**29**	**81**
Accumulated depreciation								
At beginning of period				**6**	**25**			**31**
Depreciation charges				**1**	**7**			**8**
Accumulated depreciation on disposals					**(3)**			**(3)**
At end of period				**7**	**29**			**36**
Net carrying amount at end of period				**6**	**10**		**29**	**45**



	Land and buildings Rm	Mineral properties Rm	Residential land and buildings Rm	Buildings and infra-structure Rm	Machinery, plant and equipment Rm	Site preparation, mining development, exploration and rehabilitation Rm	Extensions under construction Rm	Total Rm
12. PROPERTY, PLANT AND EQUIPMENT (continued)								
2003 restated								
Company								
Gross carrying amount								
At beginning of year	6			13	46		5	70
Additions							14	14
Disposals	(6)				(9)			(15)
Other movements					4		(4)	
At end of year				13	41		15	69
Accumulated depreciation								
At beginning of year				5	26			31
Depreciation charges				1	4			5
Accumulated depreciation on disposals					(5)			(5)
At end of year				6	25			31
Net carrying amount at end of year				7	16		15	38

Included above are fully depreciated assets with an original cost of R nil million (2003: R nil million) which are still in use.

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

		Plantation Rm	Livestock Rm	Game Rm	Total Rm
13.	BIOLOGICAL ASSETS				
	Group				
	2004				
	Carrying amount				
	At beginning of period	**6**	**7**	**16**	**29**
	Acquisitions			**1**	**1**
	Gains arising from changes attributable to physical changes and price changes	**1**	**5**		**6**
	Disposals		**(2)**		**(2)**
	Reclassification to inventory	**(1)**		**(2)**	**(3)**
	At end of period	**6**	**10**	**15**	**31**
	The plantation was valued by Mr JM Potgieter, an independent appraiser, on 9 December 2004.				
	Group				
	2003 restated				
	At beginning of year		5	13	18
	Acquisitions	1		3	4
	Revaluation of plantations	6			6
	Gains arising from changes attributable to physical changes and price changes		3	2	5
	Disposals		(1)	(1)	(2)
	Reclassification to inventory	(1)		(1)	(2)
	At end of year	6	7	16	29

Plantations consist of wattle and blue gum trees.

Livestock consists of cattle, sheep and goats.

Game consists of rhino, buffalo, warthog, giraffe, ostrich and a large variety of antelope.



	GROUP		COMPANY	
	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm
14. INTANGIBLE ASSETS				
Patents, licences and franchise				
Gross carrying amount				
At beginning of period	**117**			
Acquisition of subsidiary		117		
Exchange differences	**(12)**			
At end of period	**105**	117		
Accumulated amortisation				
At beginning of period	**19**			
Acquisition of subsidiary		16		
Amortisation charge	**8**	3		
Exchange differences	**(4)**			
At end of period	**23**	19		
Impairment charge				
Charge for the period	**11**			
Net carrying amount at end of year	**71**	98		
15. GOODWILL				
Positive goodwill				
At beginning of period		23		
Amortisation charge		(23)		
At end of period				
Comprising:				
Cost	**243**	243		
Accumulated amortisation	**243**	243		
Negative goodwill*				
At beginning of period	**(80)**			
Acquisition of subsidiary		(82)		
Exchange differences	**21**			
Amortisation	**6**	2		
At end of period	**(53)**	(80)		
Comprising:				
Cost	**(61)**	(82)		
Accumulated amortisation	**8**	2		
	(53)	(80)		

** The negative goodwill arising during 2003 results from the acquisition of Ticor Limited and is amortised over 12,7 years.*



Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	GROUP		COMPANY	
		Restated At 30 June 2003 Rm		Restated At 30 June 2003 Rm
16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES				
Associated companies				
– Listed	**6**	100	**24**	86
– Unlisted	**1**	1		
	7	101	**24**	86
Joint ventures (unlisted)				
– Incorporated	**82**	10		
– Unincorporated	**7**	7	**7**	7
	89	17	**7**	7
Total	**96**	118	**31**	93

Refer to annexure 2 for market and directors' valuations of investments.

	ASSOCIATED COMPANIES			JOINT VENTURES		
Group						
At beginning of period	**62**	**39**	**101**	**17**		**17**
Reclassification of Hongye				**14**		**14**
Reclassification as financial asset		**(35)**	**(35)**			
Additional interests acquired	**15**		**15**	**62**		**62**
Movement in indebtedness to/from associated companies/repayments		**(2)**	**(2)**			
Disposals	**(21)**		**(21)**			
Net share of results						
– Share of results before taxation as per income statement*	**5**		**5**	**29**		**29**
– Share of exceptional items*	**(20)**		**(20)**			
– Share of goodwill amortisation*	**(27)**		**(27)**			
– Share of taxation (refer note 9)	**(9)**		**(9)**	**2**		**2**
Dividends paid				**(18)**		**(18)**
Exchange difference adjustments	**1**	**(1)**		**(16)**		**(16)**
Impairment loss				**(1)**		**(1)**
At end of year (refer Annexure 2)	**6**	**1**	**7**	**89**		**89**



	ASSOCIATED COMPANIES			JOINT VENTURES		
	Investments At 30 June 2003 Rm	Loans At 30 June 2003 Rm	Total At 30 June 2003 Rm	Investments At 30 June 2003 Rm	Loans At 30 June 2003 Rm	Total At 30 June 2003 Rm
16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)						
Restated						
At beginning of year	1 142	13	1 155	29		29
Additional interests acquired	44		44			
Acquisitioning of controlling interest in associate, now consolidated	(966)		(966)			
Movement in indebtedness to/from associated companies/repayments		28	28			
Disposals	(1)		(1)			
Net share of results						
– Share of results before taxation as per income statement*	32		32	15		15
– Share of exceptional items*	(7)		(7)			
– Share of goodwill*	(38)		(38)			
– Share of taxation (refer note 9)	(7)		(7)	(3)		(3)
Dividends paid	(33)		(33)	(16)		(16)
Exchange difference adjustments	(179)	(2)	(181)	(8)		(8)
Share of reserve movements in the year	77		77			
Impairment loss	(2)		(2)			
At end of year (refer Annexure 2)	62	39	101	17		17

** (Losses)/income from equity accounted investments as disclosed in the income statement, amounts to (R13 million) (2003: income R2 million).*

	At 31 Dec 2004 Rm	At 30 June 2003 Rm
Aggregate post-acquisition reserves:		
– Associate companies	**2**	3
– Joint ventures	**18**	8
Total	**20**	11



Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	ASSOCIATED COMPANIES			JOINT VENTURES		
16. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)						
Company						
At beginning of year	**51**	**35**	**86**	**7**		**7**
Additional interests acquired	**24**		**24**			
Reclassification as financial asset		**(35)**	**(35)**			
Impairment loss	**(51)**		**(51)**			
At end of year (refer Annexure 2)	**24**		**24**	**7**		**7**

	ASSOCIATED COMPANIES			JOINT VENTURES		
	Investments At 30 June 2003 Rm	Loans At 30 June 2003 Rm	Total At 30 June 2003 Rm	Investments At 30 June 2003 Rm	Loans At 30 June 2003 Rm	Total At 30 June 2003 Rm
At beginning of year	51	1	52	7		7
Movement in indebtedness to/from associated companies/repayments		34	34			
At end of year (refer Annexure 2)	51	35	86	7		7

	GROUP		COMPANY	
		Restated At 30 June 2003 Rm		Restated At 30 June 2003 Rm
17. INVESTMENTS IN SUBSIDIARIES				
Shares at cost less impairment losses			**1 609**	1 386
Indebtedness				
– by subsidiaries			**3 028**	2 988
– to subsidiaries			**(176)**	(216)
			2 852	2 772
Total (refer Annexure 3)			**4 461**	4 158
Aggregate attributable after tax profits and losses of subsidiaries:				
– Profits	**8 052**	6 288		
– Losses	**(5 042)**	(4 246)		
18. FINANCIAL ASSETS				
Environmental Rehabilitation Trust Asset	**183**	143	**5**	7
Long-term receivables	**49**	50	**23**	3
Investments (refer Annexure 2)	**53**	79	**26**	22
	285	272	**54**	32



	GROUP		COMPANY	
	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm	**At 31 Dec 2004 Rm**	Restated At 30 June 2003 Rm
19. INVENTORIES				
Finished products	**365**	377		
Work-in-progress	**603**	602		
Raw materials	**131**	131		
Plant spares and stores	**240**	227		
Merchandise	**9**	32		
Reclassification as biological assets		(23)		
	1 348	1 346		
Included above are inventories relating to the Ticor SA project which might be sold or utilised in production over more than twelve months. Included in merchandise are biological assets classified as inventories.				
Included in the above are inventories carried at net realisable value:				
Finished products	**90**	13		
Work-in-progress	**274**			
Raw materials		2		
Plant spares and stores	**35**	31		
Merchandise	**9**	32		
	408	78		
Inventory sold where delivery is delayed at the buyer's request but the buyer takes title, amounted to R25 million (2003: R nil million).				
20. TRADE AND OTHER RECEIVABLES				
Trade	**1 150**	1 071	**2**	2
Other	**156**	234	**46**	63
Derivative instruments	**91**	28	**20**	13
	1 397	1 333	**68**	78



Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	GROUP		COMPANY	
		Restated At 30 June 2003 Rm		Restated At 30 June 2003 Rm
21. SHARE CAPITAL				
Share capital at par value				
Authorised				
500 000 000 ordinary shares of R0,01 each	**5**	5	**5**	5
Issued				
301 854 211 (2003: 296 962 801) ordinary shares of R0,01 each	**3**	3	**3**	3
Share premium	**2 809**	2 677	**2 809**	2 677
Shares held by Kumba Management Share Trust		(33)		
Total	**2 812**	2 647	**2 812**	2 680
The Kumba Management Share Trust has been consolidated.				
Reconciliation of unissued authorised shares				
Number of unissued authorised ordinary shares at beginning of period (million)	**203**	203	**203**	203
Number of shares issued during the period (million)	**(5)**		**(5)**	
Number of unissued authorised shares at end of period	**198**	203	**198**	203

The following resolutions pertain to the unissued ordinary shares under the control of the directors until the forthcoming annual general meeting:

1. Subject to the provisions of the Companies Act 61 of 1973, as amended ("the Act"), and the requirements of the JSE Securities Exchange South Africa ("JSE"), the directors be and are hereby authorised to allot and issue at their discretion such number of the remaining authorised but unissued ordinary shares of one cent each in the capital of the company as may be required to be allotted and issued pursuant to the Share Incentive Scheme ("the Scheme").
2. Directors are authorised to issue the unissued ordinary shares of one cent each in the capital of the company (after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the Scheme) for cash, without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when suitable opportunities arise, subject to the following conditions:
   - that this authority shall only be valid until the next annual general meeting of the company but shall not extend beyond 15 months from the date of this general meeting;
   - that a paid press announcement giving full details, including the impact on net asset value and earnings per share, be published after any issue representing, on a cumulative basis within one financial year, 5% or more of the number of shares in issue prior to the issue concerned;
   - that the issues in aggregate in any one financial year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
   - that, in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the ordinary shares on the JSE, (adjusted for any dividend declared but not yet paid or for any capitalisation award made to shareholders) over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the company.
3. Directors are authorised to acquire from time to time shares issued by the company, provided that:
   - any such acquisition of shares shall be implemented on the JSE (the open market);
   - this approval will be valid only until the next annual general meeting of the company and will not extend beyond 15 months from the date of this general meeting and may be varied or revoked by special resolution by any general meeting of the company at any time prior to such annual general meeting;
   - an announcement will be published as soon as the company, or the subsidiaries respectively, has acquired shares issued by the company constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval and an announcement will be published in respect of each subsequent acquisition by either the company or by the subsidiaries respectively, as the case may be, of shares issued by the company, constituting, on a cumulative basis, not less than 3% of the number of shares in the company in issue as at the date of this approval;
   - the company and its subsidiaries, respectively, will not be entitled to acquire shares issued by the company constituting, on a cumulative basis, more than 20% of the number of shares in the company in issue as at the date of this approval; and
   - shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of the relevant acquisition.

The above authorities are valid until the next annual general meeting.



	GROUP		COMPANY	
	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm	**At 31 Dec 2004 Rm**	Restated At 30 June 2003 Rm
22. INTEREST-BEARING BORROWINGS				
Non-current borrowings				
Summary of loans by financial year of redemption				
2003				
2004		407		292
2005	**784**	697	**368**	200
2006	**556**	1 126	**385**	622
2007	**865**	273	**670**	99
2008	**234**	705	**57**	111
2009 onwards	**676**			
Total non-current borrowings (refer Annexure 1)	**3 115**	3 208	**1 480**	1 324
Current portion included in current liabilities	**(784)**	(407)	**(368)**	(292)
Total	**2 331**	2 801	**1 112**	1 032
Details of interest rates payable on borrowings are shown in Annexure 1.				
Interest-bearing borrowings				
Non-current borrowings	**2 331**	2 801	**1 112**	1 032
Short-term borrowings	**52**	130		154
Current portion of non-current borrowings	**784**	407	**368**	292
Total short-term borrowings	**836**	537	**368**	446
Total	**3 167**	3 338	**1 480**	1 478
Included in the above interest-bearing borrowings are obligations relating to finance leases (refer note 12). Details are:				
Minimum lease payments:				
– Less than 1 year	**15**	30		
– More than 1 year and less than 5 years	**1**	27		
– More than 5 years				
– Total	**16**	57		
– *Less:* future finance charges	**1**	7		
Present value of lease liabilities	**15**	50		
Representing lease liabilities:				
– Current	**14**	25		
– Non-current (more than 1 year and less than 5 years)	**1**	25		
– Non-current (more than 5 years)				
Total	**15**	50		
23. OTHER LONG-TERM PAYABLES				
Other long-term payables: tied-mining operations	**607**	386		
Other long-term payables	**2**	2		
	609	388		

Ispat Iscor has funded the capital expenditure at the Thabazimbi and Tshikondeni captive mines in terms of supply agreements. The funds are repayable over the life of the mine as specified in the supply agreements.



Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	Environmental rehabilitation Rm	Leave pay benefits Rm	Restructuring Rm	Total Rm
24. PROVISIONS				
Group				
For the year ended 31 December 2004				
At beginning of year	**362**		**21**	**383**
Charge to income statement	**55**			**55**
Additional provisions	**55**			**55**
Unused amounts reversed				
Interest adjustment	**46**			**46**
Provisions capitalised to property, plant and equipment	**(2)**			**(2)**
Acquisition of subsidiary				
Utilised during year	**(21)**		**(13)**	**(34)**
Exchange differences	**(3)**			**(3)**
At end of year	**437**		**8**	**445**
Current portion included in current liabilities	**(12)**		**(8)**	**(20)**
Total non-current provisions	**425**			**425**
For the year ended 30 June 2003 – Restated				
At beginning of year	286	110	32	428
Charge to income statement	20	39		59
Additional provisions	20	41		61
Unused amounts reversed		(2)		(2)
Interest adjustment	4			4
Provisions capitalised to property, plant and equipment	15			15
Acquisition of subsidiary	39	27		66
Utilised during year	(2)	(30)	(11)	(43)
Reclassification to trade and other payables		(146)		(146)
At end of year	362		21	383
Current portion included in current liabilities	(18)		(10)	(28)
Total non-current provisions	344		11	355



	Environmental rehabilitation Rm	Leave pay benefits Rm	Restructuring Rm	Total Rm
24. PROVISIONS (continued)				
Company				
For the year ended 31 December 2004				
At beginning of year	**5**			**5**
Charge to income statement	**3**			**3**
Additional provisions	**3**			**3**
Unused amounts reversed				
Interest adjustment	**7**			**7**
Utilised during year				
At end of year	**15**			**15**
Current portion included in current liabilities				
Total non-current provisions	**15**			**15**
For the year ended 30 June 2003 – Restated				
At beginning of year	1	24		25
Charge to income statement	4	10		14
Additional provisions	4	11		15
Unused amounts reversed		(1)		(1)
Interest adjustment				
Utilised during year		(9)		(9)
Reclassification of leave pay benefits		(25)		(25)
At end of year	5			5
Current portion included in current liabilities				
Total non-current provisions	5			5

Environmental rehabilitation

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Contributions towards the cost of the mine closure are also made to the Kumba Rehabilitation Trust Fund and the balance of the Fund amounted to R190 million (2003: R143 million) at period end. This amount is included in the financial assets of the group. Cash flows will take place when the mines are rehabilitated.

Leave pay benefits

The leave pay obligation has been reclassified as an accrual and is presented as part of trade and other payables. In terms of the group policy, employees are entitled to accumulate non-statutory vested leave benefits not taken within a leave cycle. The obligation is reviewed annually.

Restructuring

The liability includes accruals for plant and facility closures, including the dismantling costs thereof, and employee termination costs, in terms of announced restructuring plans for the Durnacol Mine. Provision is made on a piecemeal basis, only for those restructuring obligations supported by a formally approved plan. The restructuring will be completed within the next two years.

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	GROUP		COMPANY	
		Restated At 30 June 2003 Rm		Restated At 30 June 2003 Rm
25. DEFERRED TAXATION				
The movement on the deferred taxation account is as follows:				
At beginning of period	**901**	781	**(20)**	(11)
Acquisition of subsidiary		49		
Non-distributable reserve charge	**56**	35		
Prior year adjustments		2		
Income statement charge – current (refer note 9)	**34**	34	**(1)**	(9)
– prior	**(12)**			
At end of period	**979**	901	**(21)**	(20)
Comprising:				
Deferred taxation liabilities				
– Property, plant and equipment	**1 158**	1 248		
– Foreign taxation to be set-off for group tax entity	**(102)**	(147)		
– Foreign taxation losses carried forward	**(26)**			
– Inventories	**20**	19		
– Leave pay accrual	**(41)**	(34)		
– Provisions	**(56)**	(53)		
– Adjustment on foreign loan	**41**	(1)		
– Environmental rehabilitation asset	**34**	20		
– Prepayments	**2**	10		
– Unrealised profits	**24**	1		
– Bad debt revaluation		(2)		
– Assessed losses	**(12)**	(6)		
	1 042	1 055		
Deferred taxation assets				
– Provisions	**(42)**	(10)	**(4)**	(5)
– Property, plant and equipment	**186**	199	**(7)**	(5)
– Environmental rehabilitation asset	**5**	3	**2**	2
– Inventories		(1)		
– Bad debt revaluation	**(1)**	(1)	**(1)**	(1)
– Leave pay accrual	**(14)**	(10)	**(11)**	(8)
– Prepayments	**2**	7		8
– Taxation losses carried forward	**(221)**	(242)		(11)
– Foreign taxation losses carried forward	**(80)**	(246)		
– Foreign taxation losses to be set-off for group tax entity	**102**	147		
	(63)	(154)	**(21)**	(20)
	979	901	**(21)**	(20)
Calculated taxation losses Available for offset against future South African taxable income included above	**777**	827		37

The deferred taxation assets raised with regard to assessed losses amount to R339 million, and is mainly attributable to the ramp-up phase of the heavy minerals project.



	GROUP		COMPANY	
	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm
26. TRADE AND OTHER PAYABLES				
Trade	**453**	533	**15**	25
Other	**378**	399	**149**	77
Leave pay accrual	**212**	146	**37**	37
Derivative instruments	**18**	17	**15**	6
	1 061	1 095	**216**	145

	GROUP		COMPANY	
	18-months ended 31 Dec 2004 Rm	Restated Year ended 30 June 2003 Rm	18-months ended 31 Dec 2004 Rm	Restated Year ended 30 June 2003 Rm
27. NOTES TO THE CASH FLOW STATEMENT				
27.1 Cash retained from operations				
Net operating income/(loss)	**1 855**	1 189	**32**	99
Adjusted for non-cash movements				
– Prior year adjustment	**4**			
– Depreciation	**933**	523	**8**	5
– Impairment charges	**35**	21	**51**	
– Goodwill amortisation	**(6)**	2		
– Provisions	**55**	59	**3**	14
– Foreign exchange revaluations and fair value adjustments	**(19)**	72	**4**	2
– Reconditionable spares usage	**11**	8		
– Net deficit on disposal or scrapping of property, plant and equipment	**37**	(12)	**2**	5
– Net deficit on disposal of investments	**(72)**		**(84)**	(127)
Working capital movements				
– Increase in inventories	**(42)**	(108)		
– (Increase)/decrease in trade and other receivables	**(269)**	18	**(120)**	44
– Decrease/(increase) in non-current financial assets	**(23)**	32	**21**	17
– Increase/(decrease) in trade and other payables	**149**	(212)	**70**	(118)
– Utilisation of provisions (refer note 24)	**(34)**	(28)		(9)
	2 614	1 564	**(13)**	(68)
27.2 Income from equity accounted investments				
Income from equity accounted investments as per income statement	**(13)**	2		
Dividends received from equity accounted investments	**18**	49		
Less: Non-cash flow income from equity accounted investments	**13**	(2)		
	18	49		
27.3 Net financing costs				
Net financing costs as per income statement	**(401)**	(244)	**(272)**	(182)
Financing costs not involving cash flow (refer note 24)	**46**	4	**7**	
	(355)	(240)	**(265)**	(182)
27.4 Normal taxation paid				
Amounts unpaid at beginning of year	**(94)**	(223)	**(3)**	3
Prior year adjustment	**2**			
Adjusted opening balance	**(92)**	(223)	**(3)**	3
Amounts charged to the income statements	**(410)**	(183)	**(52)**	(38)
Arising on translation of foreign entities	**10**	2		
Amounts unpaid at end of year	**181**	94	**1**	3
	(311)	(310)	**(54)**	(32)



Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

		GROUP		COMPANY	
			Restated At 30 June 2003 Rm		Restated At 30 June 2003 Rm
27.	NOTES TO THE CASH FLOW STATEMENT (continued)				
27.5	Dividend paid				
	Amounts unpaid at beginning of year				
	Dividends declared and paid	**(342)**	(249)	**(344)**	(252)
	Dividends declared and paid by subsidiaries to minorities	**(19)**	(34)		
	Amounts unpaid at end of year				
		(361)	(283)	**(344)**	(252)
27.6	Investments to maintain operations				
	Replacement of property, plant and equipment	**(526)**	(234)	**(16)**	(14)
	Reconditional spares	**(45)**	(30)		
		(571)	(264)	**(16)**	(14)
27.7	Investments to expand operations				
	Expansion and new technology	**(825)**	(1 122)		
		(825)	(1 122)		
27.8	Investment in other non-current assets				
	Increase in associates, joint ventures and other investments	**(93)**	(36)	**(20)**	(34)
	Increase in investments in subsidiaries	**(3)**		**(139)**	(74)
		(96)	(36)	**(159)**	(108)
27.9	Foreign currency translation reserve				
	At beginning of year	**169**	636	**120**	131
	Closing balance	**(121)**	169	**118**	120
	Movement	**(290)**	(467)	**(2)**	(11)
	Transfers (to)/from NDR	**(4)**	107		(7)
	Unrealised profits/(losses) in relation to foreign transactions	**14**	(55)	**(2)**	(26)
	Revaluation of long-term loans	**(217)**	(21)	**1**	7
	Less: Arising on translation of foreign entities:	**(434)**	(464)	**1**	
	– inventories	**(41)**	(17)		
	– accounts receivable	**(117)**	(110)		
	– financial assets	**(15)**	(18)		
	– derivatives				
	– accounts payable	**101**	128		
	– utilisation of provision	**6**			
	– taxation paid	**10**	2		
	– dividends paid	**(1)**	3		
	– fixed assets acquired	**(215)**	(71)		
	– intangible assets	**(9)**			
	– proceeds from investments sold				
	– investments acquired	**(120)**	(211)		
	– long-term loans	**(35)**	(172)	**1**	
	– short-term loans	**2**	2		
		(63)	28	**(4)**	(37)



28. FINANCIAL INSTRUMENTS

The centralised corporate treasury function (other than Ticor Limited which operates on a decentralised basis, but within the approved group policies) provides services to all the businesses in the group, coordinates access to domestic and international financial markets and manages the financial risks relating to the group's operations.

The group's objective in using financial instruments is to reduce the uncertainty over future cash flows arising from movements in currency, interest rates and base metal prices. Currency and interest rate exposure is managed within board-approved policies and guidelines, which restrict the use of derivatives to the hedging of specific underlying currency, interest rate and base metal price exposures. Compliance with group policies and exposure limits is reviewed by the internal auditors on a continuous basis and they report to the board audit committee.

28.1 Foreign currency risk management

The group undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward exchange contracts (FECs), currency options and currency swap agreements.

The group maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of natural hedges arising from export revenue as well as through FECs. Trade-related export exposures are hedged using FECs and currency options with specific focus on short-term receivables.

In respect of a US$105 million loan liability of Ticor Limited, a natural hedge exists between US$ revenue and US$ borrowings. Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

Material FECs and currency options, which relate either to specific balance sheet items or do not form part of a hedging relationship at 31 December 2004 and 30 June 2003, are summarised as follows:

	Foreign amount	Market-related value Rm	Contract value Rm	Recognised fair value gains/ (losses) Rm
Foreign currency				
2004				
Exports				
United States dollar – FECs	**37**	**209**	**255**	**46**
Attributable to minorities				**(18)**
Loans				
United States dollar[1]	**100**	**566**	**681**	**(115)**
Imports				
United States dollar – FECs	**1**	**3**	**3**	
Euro – FECs	**1**	**9**	**9**	
Australian dollars – FECs	**1**	**6**	**7**	**(1)**
Foreign currency				
2003				
Exports				
United States dollar – FECs	68	516	530	14

1. Kumba entered into a syndicated loan of US$150 million, of which US$100 million was drawn down at 31 December 2004.
The fair value profit of R115 million of the liability has been accounted for in foreign exchange profit.
The amount drawn down has been hedged by entering into a cross currency swap.
The fair value of the cross currency swap is included in the table above.

	Foreign amount	Market-related value Rm	Contract value Rm	Recognised fair value gains/ (losses) Rm
28. FINANCIAL INSTRUMENTS (continued)				
28.1 Foreign currency risk management (continued)				
The group has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings for which the proceeds are not yet receivable. Details of the contracts at 31 December 2004 and 30 June 2003, are as follows:				
Foreign currency				
2004				
Exports[1]				
United States dollar – FECs	**8**	**43**	**48**	**5**
United States dollar – Put options	**7**	**40**	**50**	**10**
United States dollar – Call options	**7**	**40**	**50**	**10**
Attributable to minorities				**(12)**
Taxation on items charged directly to equity				**(7)**
Imports				
United States dollar – FECs	**3**	**18**	**20**	**(2)**
Euro – FECs		**3**	**3**	

Note: unrealised exchange gains or losses amounting to R41 million (30 June 2003: R45 million) arising from the revaluation of Ticor Limited's foreign currency loans which are a natural hedge against specific future export sales revenue, are recognised in equity as hedge accounting has been applied.

	Foreign amount	Market-related value Rm	Contract value Rm	Recognised fair value gains/ (losses) Rm
Foreign currency				
2003				
Exports[1]				
United States dollar – FECs	88	653	701	48
United States dollar – Put Options				
United States dollar – Call Options	14	104	112	8
Attributable to minorities				(27)
Loans[2]				
United States dollar – FECs	5	41	37	4
Imports[2]				
United States dollar – FECs	16	117	128	(11)
Euro – FECs	8	66	72	(6)
Japanese yen – FECs	6	1		1
Swedish krona – FECs				
German mark – FECs				
Danish krone – FECs	7	8	9	(1)
Australian dollars – FECs		1	1	
Great Britain pounds – FECs				

1. Recognised fair value in equity to be released to income statement within six months.
2. Recognised fair value in equity to be released to income statement within three years.

Uncovered debtors at 31 December 2004 amount to US$62 million. All capital imports were fully hedged. Imports (other than capital imports) not fully hedged amount to US$1,5 million. Monetary items have been translated at the closing rate at the last day of the reporting period US$1:R5,6525 (2003: US$1:R7,425).



28. FINANCIAL INSTRUMENTS (continued)

28.2 Price hedging

Prices for future purchases and sales of goods and services are generally established on normal commercial terms through agents or direct with suppliers and customers. Price hedging is undertaken on a limited scale for future zinc sales at Rosh Pinah Zinc Corporation (Pty) Limited and Kumba Base Metals Limited (previously Zinc Corporation of South Africa Limited) to secure operating margins and reduce cash flow volatility. The forward hedged position at balance sheet date is shown below:

	Tons	Market-related value Rm	Contract value Rm	Recognised gains/ (losses) Rm
2004				
Recognised transactions	**1 335**	**9**	**9**	
2003				
Recognised transactions	750	4	4	

28.3 Interest rate risk management

The group is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

A proportion of term borrowings were entered into at floating interest rates in anticipation of a decrease in the interest rate cycle.

The interest rate repricing profile is summarised below:

	1 – 6 months Rm	7 – 12 months Rm	Beyond 1 year Rm	Total borrowings Rm
At 31 Dec 2004				
Term borrowings	**815**		**2 300**	**3 115**
Call borrowings	**52**			**52**
% of total borrowings	**27**		**73**	**100**
At 30 June 2003				
Term borrowings	911		2 297	3 208
Call borrowings	130			130
% of total borrowings	31		69	100

28. FINANCIAL INSTRUMENTS (continued)

28.3 Interest rate risk management (continued)

The group makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings. The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts were as follows:

	Borrowings hedged Rm	Floating interest payable %	Floating interest receivable %	Fixed interest payable %	Fixed interest receivable %	Recognised fair value gain/(loss) Rm
At 31 Dec 2004						
Local						
Interest rate derivatives up to 1 year:						
– Interest rate swaps	**200**	**3m Jibar + 1% margin**			**13,00**	**9,20**
	100		**3m Jibar + 1% margin**	**10,00**		**(1,80)**
	100		**3m Jibar + 1% margin**	**10,00**		**(1,90)**
	113		**3m Jibar + 3,06% margin**	**12,10**		**(1,80)**
Interest rate derivatives beyond 1 year:						
– Interest rate swaps	**113**	**3m Jibar + 3,06% margin**			**12,41**	**4,20**
	125		**3m Jibar + 1,625% margin**	**10,43**		**(2,00)**
Foreign						
Interest rate derivatives beyond 1 year:						
– Cross currency swaps	**$30m**	**3m Jibar + 0,95% margin**	**3m Libor + 0,7% margin**			**(32,80)**
	$20m	**3m Jibar + 0,91% margin**	**3m Libor + 0,7% margin**			**(21,80)**
	$15m	**3m Jibar + 0,90% margin**	**3m Libor + 0,7% margin**			**(18,30)**
	$15m	**3m Jibar + 0,90% margin**	**3m Libor + 0,7% margin**			**(18,30)**
	$10m	**3m Jibar + 0,88% margin**	**3m Libor + 0,7% margin**			**(12,10)**
	$10m	**3m Jibar + 0,89% margin**	**3m Libor + 0,7% margin**			**(12,10)**
At 30 June 2003						
Interest rate derivatives up to 1 year:						
– Interest rate flexi-swaps	200	3m Jibar + 1% margin		13,00		13,20



28. FINANCIAL INSTRUMENTS (continued)

28.4 Maturity profile of financial instruments

The maturity profiles of financial assets and liabilities at 31 December 2004 and 30 June 2003 are summarised as follows:

(The derivative instruments reflect the contract amounts)

	0 – 12 months Rm	1 – 2 years Rm	3 – 5 years Rm	>5 years Rm	Total Rm
At 31 December 2004					
Assets					
Financial assets		**38**	**61**	**186**	**285**
Cash and cash equivalents	**1 258**				**1 258**
Trade and other receivables	**1 397**				**1 397**
Liabilities					
Interest-bearing borrowings	**836**	**556**	**1 099**	**676**	**3 167**
Trade and other payables	**1 061**				**1 061**
	758	**(518)**	**(1 038)**	**(490)**	**(1 288)**
Percentage profile (%)	**(59)**	**40**	**81**	**38**	**100**
At 30 June 2003					
Assets					
Financial assets		40		172	212
Cash and cash equivalents	964				964
Trade and other receivables	1 333				1 333
Liabilities					
Interest-bearing borrowings	537	697	1 399	705	3 338
Trade and other payables	1 095				1 095
	665	(657)	(1 399)	(533)	(1 924)
Percentage profile (%)	(35)	35	73	28	100
Derivative instruments as at 31 December 2004 (included in the above)					
Recognised transactions					
– Buy	**19**		**681**		**700**
– Sell	**255**				**255**
Forecasted transactions					
– Buy	**23**				**23**
– Sell	**147**				**147**
Derivative instruments as at 30 June 2003 (included in the above)					
Recognised transactions					
– Buy					
– Sell	530				530
Forecasted transactions					
– Buy	222	5	26		253
– Sell	330	371	112		813

	Carrying value		Fair value	
		Restated Year ended 30 June 2003 Rm		Restated Year ended 30 June 2003 Rm
28. FINANCIAL INSTRUMENTS (continued)				
28.5 Fair value of financial instruments				
At 31 December 2004 the carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables approximate their fair values due to the short-term maturities of these assets and liabilities.				
Assets				
Financial assets	**285**	272	**285**	272
Cash and cash equivalents	**1 258**	964	**1 258**	964
Trade and other receivables	**1 397**	1 333	**1 397**	1 333
Liabilities				
Non-current interest-bearing borrowings	**2 331**	2 801	**2 158**	2 855
Current interest-bearing borrowings	**836**	537	**987**	560
Trade and other payables	**1 061**	1 095	**1 061**	1 095

Liabilities

The fair value of long and medium-term borrowings is calculated using quoted prices, or where such prices are not available, discounted cash flow analyses using the applicable yield curve for the duration of the borrowing.

Derivative instruments

Comprise forward exchange contracts, currency options, interest rate collars and swaps as well as zinc forward contracts. The fair value of derivative instruments, included in hedging assets and liabilities, are calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analyses using the applicable yield curve for the duration of the instruments.

		Restated Year ended 30 June 2003 Rm
At 31 December 2004, the negative R41 million (2003: R70 million) fair value of instruments is made up of:		
– Favourable contracts	**84**	88
– Unfavourable contracts	**126**	18

When an anticipated future transaction has been hedged and the underlying position has not been recognised in the financial statements, any change in fair value of the hedging instrument is recognised directly in equity.

28.6 *Credit risk management*

Credit risk relates to potential exposure on cash and cash equivalents, investments, trade receivables and hedged positions. The group limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The group exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade debtors consist of a number of customers, with whom Kumba has long-standing relationships. A high portion of term supply arrangements exists with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.



	At 31 Dec 2004 %	Restated Year ended 30 June 2003 %
28. FINANCIAL INSTRUMENTS (continued)		
28.6 Credit risk management (continued)		
Detail of the credit risk exposure above 5%		
By industry		
Manufacturing (including structural metal)	**91**	91
Public utilities	**7**	7
Other	**2**	2
	100	100
By geographical area		
South Africa	**30**	29
Asia	**22**	26
Europe	**20**	18
Australia	**1**	10
USA	**23**	11
Other	**4**	6
	100	100

28.7 Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

	At 31 Dec 2004 Rm	Restated Year ended 30 June 2003 Rm
Borrowing capacity is determined by the directors in terms of the articles of association, from time to time:		
Amount approved	**5 353**	4 895
Total borrowings	**3 167**	3 338
Unutilised borrowing capacity	**2 186**	1 557

In line with the reduction in debt and the strengthening of the group's capital base the borrowing powers of the company and the group were set at 100% of shareholders' funds for the 2004 financial period (2003: 100%).

29. RELATED PARTY TRANSACTIONS

During the year the company and its subsidiaries, in the ordinary course of business, entered into various sale and purchase transactions with associates and joint ventures. These transactions occurred under terms that are no less favourable than those arranged with third parties.

Associates and joint ventures

Details of investments in associates and joint ventures are disclosed in note 16 and annexure 2 whilst income is disclosed in note 16. Interest income from joint ventures of R6 million (2003: R nil million) is included in net financing costs (refer note 6).

The group purchased goods and services to the value of R133 million (2003: R123 million) from, and sold goods to the value of R nil million (2003: R nil million) to associates and joint ventures.

The outstanding balances at year-end are as follows:
- Included in trade and other receivables (refer note 20) R20 million (2003: R4 million)
- Included in trade and other payables (refer note 26) R6 million (2003: R8 million)
- Included in cash and cash equivalents R nil million (2003: R nil million)
- Included in the carrying value of associates and joint ventures (refer note 16) are long-term loans of R1 million (2003: R39 million)
- Included in long-term debtors R nil million (2003: R nil million)
- Included in financial assets R21 million (2003: R nil million) (refer note 18)

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

		Restated Year ended 30 June 2003 Rm
29. RELATED PARTY TRANSACTIONS (continued)		
Subsidiaries		
Details of income from and investments in subsidiaries are disclosed in notes 7 and 17 respectively, and annexure 3.		
Corporate service fee from subsidiaries		
The following corporate service fee from subsidiaries was received by Kumba Resources Limited:		
Sishen Iron Ore Company (Pty) Limited	**236**	220
Kumba Coal (Pty) Limited	**115**	69
Kumba Base Metals Limited		7
	351	296

Special purpose entities

The group has an interest in the following special purpose entities which are consolidated unless otherwise indicated:

Entity	Nature of business
Ferrosure (Isle of Man) Insurance Company Limited	Offshore insurance captive
Ferrosure (SA) Insurance Company Limited	Insurance captive
Kumba Environmental Rehabilitation Fund	Trust fund for mine closure
Minco Leasing Limited	Financing company
Oreco Leasing Limited	Financing company
Vulcan Leasing Limited	Financing company
Kumba Resources Management Share Trust	Management share incentive trust

Directors

Details relating to directors' emoluments and shareholdings (including options) in the company are disclosed in the report of the directors.

Senior employees

Details relating to option and share transactions are disclosed in note 31.

Anglo Group

The Kumba Resources group purchased goods and services to the value of R170 million from, and sold goods to the value of R157 million to fellow subsidiaries of the Anglo group.

The outstanding balances at year-end are as follows:

- Included in trade and other receivables (refer note 20) R39 million
- Included in trade and other payables (refer note 26) R nil million

Shareholders

The principal shareholders of the company are detailed in the "Analysis of shareholders" schedule on p71 of the annual report.

Contingent liabilities

Details are disclosed in note 32.



30. SEGMENT REPORTING

	Iron ore		Coal		Heavy minerals		Base metals		Industrial minerals		Other		Total	
	2004 Rm	Restated 2003 Rm	**2004 Rm**	Restated 2003 Rm	**2004 Rm**	Restated 2003 Rm	**2004 Rm**	Restated 2003 Rm	**2004 Rm**	Restated 2003 Rm	**2004 Rm**	Restated 2003 Rm	**2004 Rm**	Restated 2003 Rm
Business segmentation														
Segment revenue														
– Total turnover	**6 064**	4 234	**2 733**	1 638	**2 438**	587	**1 212**	892	**177**	103	**32**	52	**12 656**	7 506
– Inter-group									**(39)**	(25)	**(18)**	(12)	**(57)**	(37)
External	**6 064**	4 234	**2 733**	1 638	**2 438**	587	**1 212**	892	**138**	78	**14**	40	**12 599**	7 469
Segment net operating profit/(loss)	**1 119**	880	**548**	279	**206**	62	**(151)**	(9)	**30**	21	**103**	(44)	**1 855**	1 189
Depreciation and amortisation of intangible assets	**386**	235	**224**	137	**279**	92	**68**	41	**9**	6	**11**	21	**977**	532
Impairment charge		2	**(1)**		**89**		**35**				**(88)**		**35**	2
Goodwill amortisation					**(6)**	(3)		24					**(6)**	21
Income/(loss) from equity accounted investments	**20**	15				58	**10**				**(43)**	(71)	**(13)**	2
Cash inflow from operations	**1 498**	1 160	**682**	304	**397**	109	**23**	11	**38**	25	**(24)**	(45)	**2 614**	1 564
Other non-cash flow items not disclosed above	**5**	51	**(8)**	9	**(3)**	41	**37**	8	**(1)**		**(14)**	18	**16**	127
Capital expenditure														
– Cash flow	**270**	211	**216**	125	**801**	947	**83**	73	**7**	5	**19**	25	**1 396**	1 386
– Non-cash flow	**198**	104	**56**	50			**4**						**258**	154
	468	315	**272**	175	**801**	947	**87**	73	**7**	5	**19**	25	**1 654**	1 540
Segment assets and liabilities														
– Assets per balance sheet	**4 526**	4 198	**1 683**	1 640	**4 123**	4 442	**72**	291	**97**	66	**2 372**	1 684	**12 873**	12 321
– Investments in associates and joint ventures	**10**	10	**1**	1			**72**				**13**	107	**96**	118
– Liabilities per balance sheet	**1 603**	1 402	**850**	808	**2 042**	2 304	**136**	105	**31**	23	**1 844**	1 712	**6 506**	6 353
Number of employees (number)	**4 199**	4 312	**2 716**	2 675	**794**	1 395	**1 092**	1 127	**169**	133	**721**	932	**9 691**	10 574

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	Segment revenue	Segment revenue 2003 Rm	**Carrying amount of segment assets**	Carrying amount of segment assets 2003 Rm	**Additions to property, plant and equipment (non-cash flow)**	Additions to property, plant and equipment (non-cash flow) 2003 Rm	**Additions to property, plant and equipment (non-cash flow)**	Additions to property, plant and equipment (non-cash flow) 2003 Rm
30. SEGMENT REPORTING (continued)								
Geographical segmentation								
– South Africa	**5 055**	3 112	**9 910**	9 040	**254**	154	**1 260**	1 328
– Africa	**35**	134	**107**	456	**4**			25
– Europe	**6 071**	1 423	**1 253**	1 994			**38**	
– Asia	**3 774**	2 347	**959**	733				
– Australia	**1 158**	122	**1 126**	(309)			**93**	
– Other	**(3 494)**	331	**(386)**	525			**5**	33
Total segment	**12 599**	7 469	**12 969**	12 439	**258**	154	**1 396**	1 386

Total segment revenue, which excludes value-added tax and sales between group companies, represent the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred.

Total segment revenue further includes operating revenues directly and reasonably allocable to the segments. Segment revenue includes sales made between segments. These sales are made on a commercial basis.

Segment net operating profit equals segment revenue less segment expenses and includes impairment charges and goodwill amortisation. Segment expenses represent direct or reasonably allocable operating expenses on a segment basis. Segment expenses exclude interest, losses on investments and income tax expenses, but include recoverable corporate costs.

Segment assets and liabilities include directly and reasonably allocable operating assets, investments in associates and joint ventures and liabilities.



31. EMPLOYEE BENEFITS

Retirement funds

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main funds to which Kumba was a participating employer, are as follows:

- Kumba Selector Pension Fund and Kumba Selector Provident Fund, both operating as defined contribution funds.
- Iscor Employees' Provident Fund, operating as a defined contribution fund.
- Iscor Pension Fund, operating as a defined benefit fund. This fund is closed to new entrants.
- Iscor Retirement Fund, operating as a defined benefit fund. This fund is closed to new entrants.

In compliance with the Pension Funds Act, after the unbundling from Ispat Iscor Limited in 2001, Kumba employees were transferred from the Iscor Selector Pension Fund and Iscor Selector Provident Fund to the Kumba Selector Pension Fund and Kumba Selector Provident Fund during the period under review.

Members pay a contribution of 7%, with the employer's contribution of 10% to the above funds, being expensed as incurred.

All funds are governed by the South African Pension Funds Act of 1956.

Defined contribution funds

Membership of each fund at 31 December 2004 and 30 June 2003 and employer contributions to each fund were as follows:

	Working members 2004 Number	Working members 2003 Number	Employer contri-butions 2004* Rm	Employer contri-butions 2003 Rm
Kumba Selector Funds	**3 407**	3 836	**87**	51
Iscor Employees' Provident Fund	**5 097**	4 218	**42**	24
Other funds	**821**	468	**28**	3
	9 325	8 522	**157**	78

**18-month period*

Due to the nature of these funds the accrued liabilities by definition equates to the total assets under control of these funds.

Defined benefit funds

Statutory actuarial valuations are performed at intervals of not more than three years. The valuations are performed at the financial year-end of the funds in question, which is 31 December. At the last statutory valuation of the funds within the group (Iscor Pension Fund at 31 December 2001 and the Iscor Retirement Fund at 31 December 2002) and at the interim valuation at 31 December 2003 for the Iscor Pension Fund and 31 December 2001 for the Iscor Retirement Fund, the actuaries were of the opinion that the funds were adequately funded. The statutory valuation of the Iscor Retirement Fund at 31 December 2003 remains subject to the finalisation of the legislation relating to the surplus apportionment.

31. EMPLOYEE BENEFITS (continued)

Funded status

The funded status of the two defined retirement benefit funds (Iscor Pension Fund at 31 December 2003 and Iscor Retirement Fund at 31 December 2002) for members of both Kumba and Ispat Iscor Limited was as follows:

	Iscor Pension Fund 2003 Rm	Iscor Retirement Fund 2002 Rm
Fair value of plan assets	6 136	321
Present value of funded obligation	(6 136)	(273)
Net asset		48
Surplus not recognised		(48)
Unrecognised actuarial losses		
Net liability as per balance sheet		

The pension plan assets consist primarily of equity (local and offshore), interest-bearing stock and property.

The actual return on the assets in the Iscor Pension Fund as at 31 December 2003 amounted to R523 million (2002: R285 million) and in the Iscor Retirement fund to R77 million.

Principal actuarial assumptions (expressed as weighted averages) at 31 December 2003 were as follows:

	Iscor Pension Fund		Iscor Retirement Fund	
	Interim valuation 2003 %	Statutory valuation 2001 %	Statutory valuation 2002 %	Interim valuation 2001 %
Pre-retirement discount rate	10,0	10,0	10,0	10,0
Post-retirement discount rate	5,0	5,0	4,5	4,5
Expected real after-tax return on fund's assets	2,5	2,5	n/a[2]	n/a[2]
Future general and merit salary increases	7,5[1]	7,5[1]	n/a[2]	n/a[2]

Future pension increases were allowed to the extent that the investment return exceeds the post-retirement discount rate.

1. *Excluding merit increases according to age*
2. *Not applicable*

Medical funds

The group and company contribute to defined benefit medical aid schemes for the benefit of permanent employees and their dependants. The contributions charged against income amounted to R84 million (2003: R47 million for the 12-month period to 30 June 2003). Kumba has no post-retirement medical aid obligation for current or retired employees.



31. EMPLOYEE BENEFITS (continued)

Equity compensation benefits

Kumba operates the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme for senior employees and executive directors of Kumba.

The Kumba Management Deferred Purchase Share Scheme consists of a combination of an option scheme, a purchase scheme and a deferred purchase scheme and governs to maturity the share scheme rights and obligations of employees which were in existence at the time of transfer of the employees from Iscor to Kumba on unbundling of Kumba effective July 2001.

The Kumba Management Share Option Scheme consists of the granting of options in respect of ordinary Kumba shares, at market value, to eligible participants.

The aggregate number of shares in the issued share capital of Kumba which may at any time be purchased by or allocated and issued to the trustees of both the Kumba Management Deferred Purchase Share Scheme and the Kumba Management Share Option Scheme, may not exceed 10% in total of the shares then in issue in the share capital of Kumba.

The maximum number of Kumba shares to which any one eligible participant is entitled in total in respect of both schemes albeit by way of an allotment and issue of Kumba shares and/or the grant of options shall not exceed 1% of the shares then in issue in the share capital of Kumba.

Shares and/or options held in terms of Kumba Management Deferred Purchase Share Scheme are released in five equal tranches commencing on the second anniversary of an offer date and expire on the ninth anniversary of an offer date.

Options granted in terms of the Kumba Management Share Option Scheme can be exercised over five years commencing on the first anniversary of the offer date, provided that by the seventh anniversary of the offer date all options granted are to be exercised, failing which those not exercised will lapse.

A total of 30,2 million shares of the company, representing 10% of the issued shares, have been approved and allocated by shareholders for purposes of the schemes. Of the total of 30,2 million shares, 13,6 million shares are available in the share scheme for future offers to participants, while 16,6 million shares are allocated as options or deferred purchase shares to participants.

Details are as follows:

	Million
Number of shares available for utilisation in terms of the Kumba Management Share Schemes as at 1 July 2003	9,0
Add: Net effect of scheme shares released, forfeitures and adjustments to scheme allocation	8,5
Less: Share offers accepted	(3,9)
Number of shares available for future utilisation, at 31 December 2004	13,6

At 31 December 2004 the company's loan to the Kumba Management Share Trust amounted to R16 939 844 (2003: R23 102 391). The loan is interest free and has no fixed repayment terms. This amount is reflected as an intercompany loan in the company's accounts and eliminated at group level.

The market value of the shares available for utilisation at the end of the year amounted to R596 784 276.

Details of the option/purchase schemes are:

	Options		Deferred purchase	
	Dec 2004 Million	June 2003 Million	**Dec 2004 Million**	June 2003 Million
Outstanding at beginning of the period	**18,6**	14,7	**1,9**	2,0
Issued	**3,9**	4,2		
Exercised	**(5,3)**	(0,1)	**(1,6)**	(0,1)
Lapsed/cancelled	**(0,9)**	(0,2)		
Outstanding at end of the period	**16,3**	18,6	**0,3**	1,9



	Options		Deferred purchase	
		June 2003		June 2003
31. EMPLOYEE BENEFITS (continued)				
Details of issues during the period are as follows:				
Expiry date	**2010/2011**	2009/2010		
Exercise price (share price range) (R)	**24,50 – 42,40**	24,50 – 51,50		
Total proceeds if options are immediately exercised/deferred purchase shares immediately paid (R million)	**158**	150		
Details of options/deferred purchase shares exercised during the period are as follows:				
Exercise price per share (share price range) (R)	**31,88 – 44,75**	26,10 – 47,00	**31,88 – 44,75**	27,50 – 41,30
Total proceeds if shares are issued (R million)	**204**	4	**61**	3

Terms of the options and deferred purchase shares outstanding at 31 December 2004 are as follows:

	Options		Deferred purchase	
Expiry date	Exercise price R	Outstanding '000	Exercise price R	Outstanding '000
2006				
2007	11,75 – 13,10	71	8,89 – 13,10	97
2008	17,07 – 28,05	8 479	8,42 – 18,90	25
2009	11,71 – 51,50	3 491	8,06 – 20,80	78
2010	13,66 – 37,51	1 010	19,93 – 23,26	54
2011	36,75 – 43,00	3 317		
Total		16 368		254

	Options '000	Deferred purchase '000	Total '000
Number of shares vesting at beginning of the period	18 550	1 913	20 463
Net change during the period	(2 182)	(1 659)	(3 840)
Number of shares vesting at end of the period	16 368	254	16 623

Directors' interests in shares

For details refer to the report of the directors



	GROUP		COMPANY	
	At 31 Dec 2004 Rm	At 30 June 2003 Rm	At 31 Dec 2004 Rm	At 30 June 2003 Rm
32. CONTINGENT LIABILITIES				
Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:				
– Guarantees in the normal course of business from which it is anticipated that no material liabilities will arise:				
– related parties	**2**	5	**610**	636
– other	**34**	31	**2**	
– Other contingent liabilities[1]		14		14

1. Includes the group's share of contingent liabilities of associates and joint ventures of R nil million (2003: R nil million).

Included in the company's guarantees are guarantees relating to the Ticor SA project loans as provided by the company. On consolidation the project loans are included in net debt, and the contingent liability of the company eliminated.

These contingent liabilities have no tax impact. The timing and occurrence of any possible outflows are uncertain.

	GROUP		COMPANY	
	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm
33. COMMITMENTS				
Capital commitments				
Capital expenditure contracted for plant and equipment	**219**	345	**40**	29
Capital expenditure authorised for plant and equipment but not contracted	**668**	624	**14**	34

The above includes the group's share of capital commitments of associates and joint ventures.

Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity.

A trust known as The New Africa Mining Fund was established during 2003 to make portfolio investments in junior mining projects within the Republic of South Africa and elsewhere on the continent of Africa. Kumba Resources, as an investor participant to the fund, has committed to contribute R20 million towards the fund. The fund manager can draw down this balance or any portion as and when required by serving a 10-day notice to Kumba. The commitment period commenced on 1 March 2003 and expires on 28 February 2009. Kumba has contributed R5,9 million towards the fund since March 2003.

Notes to the annual financial statements *continued*

for the 18-months ended 31 December 2004

	GROUP		COMPANY	
		Restated At 30 June 2003 Rm		Restated At 30 June 2003 Rm
33. COMMITMENTS (continued)				
Operating lease commitments				
The future minimum lease payments under non-cancellable operating leases are as follows:				
– Less than one year	**39**	45	**32**	37
– More than one year and less than five years	**120**	150	**93**	127
– More than five years	**8**	42		19
Total	**167**	237	**125**	183
Included in above operating lease commitments is an operating lease commitment in regards to a building which terminates in 2008. Various options are available to both the lessor and lessee on mutual agreement on termination of the operating lease.				
Operating sublease				
Non-cancellable operating lease rentals are receivable as follows:				
– Less than one year	**7**	5	**7**	5
– More than one year and less than five years	**21**	28	**21**	28
– More than five years		5		5
Total	**28**	38	**28**	38

Annexure 1: Non-current interest-bearing borrowings



	Final repayment date	Rate of interest per year (payable half-yearly) 2004 Fixed %	Rate of interest per year (payable half-yearly) 2004 Floating %	Rate of interest per year (payable half-yearly) 2003 Fixed %	Rate of interest per year (payable half-yearly) 2003 Floating %		GROUP At 31 Dec 2004 Rm	GROUP Restated At 30 June 2003 Rm	COMPANY At 31 Dec 2004 Rm	COMPANY Restated At 30 June 2003 Rm
LOCAL										
Unsecured loans										
	2004				15,030			75		75
	2004				10,340			99		99
	2005	**13,210**		13,210			**200**	200	**200**	200
	2006		**7,600**		12,300		**250**	250	**250**	250
	2006		**9,180**		14,220		**125**	250	**125**	250
	2008	**12,410**		12,410			**340**	450	**340**	450
							915	1 324	**915**	1 324
Secured loan										
	2004			14,760		1		5		
	2005	**14,939**		14,939		2	**13**	43		
	2008	**13,830**		13,830		3	**244**	319		
	2010	**14,200**		14,200		4	**774**	741		
	2013	**7,850**				5	**9**			
							1 040	1 108		
FOREIGN										
Unsecured loans (US$)										
	2004				2,310			32		
	2007	**3,230**				6	**565**		**565**	
	2016	**6,920**		7,300		7	**595**	744		
							1 160	776	**565**	
Total non-current interest-bearing borrowings (refer note 22)							**3 115**	3 208	**1 480**	1 324

1. Capitalised lease agreement secured by machinery, plant and equipment with a book value of Rnil million (2003: R34 million).

2. Capitalised lease agreement secured by machinery, plant and equipment with a book value of R49 million (2003: R53 million), payable monthly.

3. Dedicated project finance facility, for Ticor South Africa KZN (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R945 million (2003: R968 million).

4. Dedicated project finance facility for Ticor South Africa (Pty) Limited secured by notarial bond over property, plant and equipment with a book value of R2 019 million (2003: R1 414 million).

5. Dedicated Mineral Development Fund finance facility, for Rosh Pinah Zinc Corporation (Pty) Limited, secured by notarial bond over property, plant and equipment with a book value of R24 million.

6. US$150 million revolving credit facility of which US$100 million has been drawn as at 31 December 2004.

7. US$105 million senior notes issued by Ticor Finance (A.C.T.) Pty Limited, an entity controlled by Ticor Limited.


KUMBA RESOURCES

Annexure 2: Investments in associates, joint ventures and other investments

for the 18-months ended 31 December 2004

	Nature of business[1]	Number of shares held	Percentage holding		Group carrying amount		Company carrying amount		Year-end other than 31 December
				Restated At 30 June 2003 %		Restated At 30 June 2003 Rm		Restated At 30 June 2003 Rm	
ASSOCIATED COMPANIES									
Listed									
AST Group Limited	C	44 400 000	**22,34**	26,74	**6**	69	**24**	86	30 June
Mincor Resources NL (Australian)[2]	A	52 251 000		30,13		31			
UNLISTED									
Manganore Iron Mining Limited	A	25 000	**50,00**	50,00					30 June
South Dunes Coal Terminal Co (Pty) Limited	A	1 333	**33,00**	33,00	**1**	1			
Total associated companies (refer note 16)					**7**	101	**24**	86	
JOINT VENTURES									
Incorporated									
Unlisted									
Pietersburg Iron Company (Pty) Limited	A	4 000	**50,00**	50,00	**3**	3			
Safore (Pty) Limited	B	400	**40,00**	40,00					
Sishen Shipping (Pty) Limited	B	400	**40,00**	40,00					
Transorient Ore Supplies Limited	D	2 000	**50,00**	50,00	**7**	7			
Rosh Kor Township Prop	C	50	**50,00**						
Inyanda Coal (Pty) Limited	A	500	**50,00**						
Chifeng Kumba Hongye Zinc Corporation Limited	A & M		**28,30**		**72**				
Sibelo Resources Development (Pty) Limited	E	1	**50,00**						
					82	10			
Unincorporated									
Bridgetown Dolomite Mine	A		**50,00**	50,00	**7**	7	**7**	7	28 February
Safore	B		**40,00**	40,00					
					7	7	**7**	7	
Total joint ventures (refer note 16)					**89**	17	**7**	7	
INVESTMENT COMPANIES									
Mineral Deposits Limited	A	11 299 435	**10,30**	15,37	**20**	7			
Other					**33**	72	**26**	22	
Total other investments (refer note 18)					**53**	79	**26**	22	
Total investment					**149**	197	**57**	115	
The investments are valued at balance sheet date. Listed shares are valued at market value and unlisted shares at directors' value.									
Market value of listed shares					**44**	138	**29**	29	
Directors' valuation of unlisted shares and joint ventures					**186**	108	**7**	7	

Where the above entities' financial year-ends are not coterminous with that of the company, financial information has been obtained from published information or management accounts as appropriate.

1. A – Mining, B – Shipping charter, C – Service, D – Iron ore merchant, E – Exploration, M – Manufacturing.
2. Mincor Resources NL disposed during July 2003.



The group's effective share of the balance sheets at 31 December 2004 and 31 June 2003, income statements and cash flow statements for the 18 months to 31 December 2004 and 12 months to 30 June 2003, in respect of associated companies and joint ventures are as follows:

	Associated companies		Joint ventures		Ticor Limited[2] (included in associated companies)
	2004 Rm	Restated 2003[1] Rm	**2004 Rm**	Restated 2003 Rm	2003 Rm
INCOME STATEMENTS					
Revenue	**555**	1 088	**152**	7	498
Operating expenses	**(582)**	(1 061)	**(118)**	(4)	(409)
Net operating (loss)/profit	**(27)**	27	**34**	3	89
Net financing costs	**(12)**	(43)	**(1)**		(26)
Loss from equity accounted investments		(4)			(4)
(Loss)/profit before taxation	**(39)**	(20)	**33**	3	59
Taxation	**(9)**	(6)	**2**		(19)
(Loss)/profit after taxation	**(48)**	(26)	**35**	3	40
Outside shareholders' interest	**(3)**	5			
Net (loss)/profit attributable to ordinary shareholders	**(51)**	(21)	**35**	3	40
BALANCE SHEETS					
Non-current assets	**59**	1 346	**84**	6	1 207
Current assets	**64**	661	**96**	14	531
Total assets	**123**	2 007	**180**	20	1 738
EQUITY AND LIABILITIES					
Ordinary shareholders' equity	**12**	1 150	**100**	10	1 114
Minority interest	**3**	2			
Non-current liabilities					
Interest-bearing borrowings	**25**	445	**11**		401
Non-current provisions		21			21
Deferred taxation and other	**13**	60			54
Current liabilities					
Interest-bearing borrowings	**8**	47	**9**		
Other	**62**	282	**60**	10	148
Total equity and liabilities	**123**	2 007	**180**	20	1 738
CASH FLOW STATEMENTS					
Net cash flows from operating activities	**7**	42	**12**	(2)	56
Net cash flows from investing activities	**4**	(124)	**(83)**		(120)
Net cash flows from financing activities	**(10)**	(3)	**87**	(1)	
Foreign currency translations		(8)	**(1)**		(8)
Net (decrease)/increase in cash and cash equivalents	**1**	(93)	**15**	(3)	(72)

1. The investment in Chifeng Kumba Hongye Zinc Corporation Limited was reclassified from a subsidiary to a joint venture arrangement and is consequently equity accounted.

2. Ticor Limited was consolidated from 1 April 2003. For 2003 only the nine months from 1 July 2002 to 31 March 2003 were included.


KUMBA RESOURCES

Annexure 3: Investments in subsidiaries[1]

for the 18-months ended 31 December 2004

	Country of incor-poration[2]	Nature of business[3]	Issued capital – unlisted ordinary shares	Interest of company Investment in shares		Indebtedness	
			R		Restated At 30 June 2003 R		Restated At 30 June 2003 Rm
DIRECT INVESTMENTS							
Colonna Properties (Pty) Limited	RSA	B	200	**2 518 966**	2 518 966		
Cullinan Refractories (Pty) Limited	RSA	A	1 000	**1 000**	1 000		
Ferroland Grondtrust (Pty) Limited	RSA	D	2	**2**	2	**27**	19
Glen Douglas Dolomite (Pty) Limited	RSA	A	10 000	**10 000**	10 000	**(13)**	
Ticor South Africa KZN (Pty) Limited (effectively 80,61%)	RSA	A	200	**6 003 355**	6 003 355	**647**	572
Kumba Base Metals Limited	RSA	M	5 500 000	**247 712 500**	247 712 500	**(50)**	(91)
Kumba Base Metals Namibia (Pty) Limited	NAM	C	1	**1**	1		
Kumba Coal (Pty) Limited	RSA	A	1	**1 000**	1 000	**276**	464
Kumba Properties (Groenkloof) (Pty) Limited	RSA	B	1	**1**	1	**5**	5
Kumba Properties (Kloofzicht) (Pty) Limited	RSA	B	1	**1**	1		
Kumba Properties (Princess Grant) (Pty) Limited	RSA	B	1	**1**	1		1
Mineral Exploration Company of Southern Africa (Pty) Limited	RSA	B	200	**200**	200		
Rocsi Holdings (BVI) Limited	BVI	H	717 524 937	**1 352 808 130**	1 129 720 003		
Sishen Iron Ore Company (Pty) Limited	RSA	A	1	**1 000**	1 000	**1 153**	1 413
Ticor South Africa (Pty) Limited (effectively 80,61%)	RSA	M	510	**510**	510	**805**	377
Kumba Resources Management Share Trust	RSA	T	1	**1**		**(17)**	
Clipeus Investment Holdings (Pty) Limited	RSA	H	1				
INDIRECT INVESTMENTS							
Anocon Investments (Pty) Limited	RSA	A	100				
Coastal Coal (Pty) Limited	RSA	A	5 000			**(95)**	(107)
Confin Limited	MAU	C	1				
Downs Holding BV	NE	A	61 362				
Groler Investments Limited	SWL	H	258 958				
Ipcor N.V.	NV	C	27 078				
Iscor Congo S.P.R.L.	DRC	C	747				
Kamofin Limited	MAU	C					
Kumba Base Metals International BV[4]	NE	A	61 362				
Kumba Australia Pty Limited	AUS	C	11				
Kumba Base Metals China Limited	HK	C	1 000				
Kumba Finance Ireland Limited	IRL	C	1 225 200				
Kumba Heavy Minerals BV	NE	A	180				
Kumba Holdings (BVI) SA	BVI & RSA	H	9 437 677				
Kumba Holdings (Australia) Pty Limited	AUS	H	5				
Kumba Hong Kong Limited	HK	C	832				
Kumba International BV	NE	C	9 961 692			**28**	14
Kumba Investments (Australia) Pty Limited	AUS	H	5				
Minsa (Pty) Limited	RSA	B	3				(1)
Mtunzini Sands (Pty) Limited	RSA	A	200				
Rosh Pinah Zinc Corporation (Pty) Limited (89,47%)	NAM	A	2 000			**82**	53
Sishen South Mining (Pty) Limited	RSA	A	1				
Taurus Marine Limited	CMN	S	1 000				
Ticor Limited (effectively 51,54%)	AUS	A	420 679 000				67
Ticor Chemical Company Pty Limited (effectively 51,54%)	AUS	M	10				
Crisa Pty Limited (effectively 51,54%)	AUS	C	10				



	Country of incorporation[2]	Nature of business[3]	Issued capital – unlisted ordinary shares	Interest of company: Investment in shares		Indebtedness	
			R	At 31 Dec 2004 R	Restated At 30 June 2003 R	At 31 Dec 2004 Rm	Restated At 30 June 2003 Rm
INDIRECT INVESTMENTS (continued)							
Bertini Pty Limited (effectively 51,54%)	AUS	C	10				
Ticor Chemicals Ghana Pty Limited (51,54%)	GHANA	C	10				
Omacor Sac (effectively 51,54%)	PERU	C	10				
Ticor Resources Pty Limited (effectively 51,54%)	AUS	H	180 337 136				
Magnetic Minerals Limited (effectively 51,54%)	AUS	A	31 740 964				
TiO2 Corporation NL (effectively 51,54%)	AUS	A	85 101 240				
Tific Pty Limited (effectively 51,54%)	AUS	H	10				
Yalgoo Minerals Pty Limited (effectively 51,54%)	AUS	H	48 216 010				
Pigment Holdings Pty Limited (effectively 51,54%)	AUS	C	10				
Synthetic Rutile Holdings Pty Limited (effectively 51,54%)	AUS	C	10				
Senbar Holdings Pty Limited (effectively 51,54%)	AUS	C	10				
Ticor (Overseas) Holdings Pty Limited (effectively 51,54%)	AUS	H	10				
Ticor SA Holdings (Pty) Limited (effectively 51,54%)[5]	RSA	H	40 000				
Ticor Titanium Australia Pty Limited (effectively 51,54%)	AUS	H	10				
Rocit Investments Pty Limited (effectively 51,54%)	RSA	H	3 157 714				
Ticor (Bermuda) Holdings Limited (effectively 51,54%)	BER	H	74 836				
Ticor (Bermuda) Minerals Limited (effectively 51,54%)	BER	H	74 836				
Ticor Finance (A.C.T.) Pty Limited (effectively 51,54%)	AUS	F	10				
Ticor Energy Pty Limited (effectively 51,54%)	AUS	F	10				
The Durban Navigation Collieries (Pty) Limited	RSA	A	516 000			(1)	(17)
The Vryheid (Natal) Railway Coal and Iron Company Limited	RSA	A	3 675			5	3
Trojan Bulk Shipping Limited	CMN	S	1 000				
Tshikondeni Mining Company (Pty) Limited	RSA	A	2				
ZnERGY (Pty) Limited (85%)	RSA	M	240				
ZnERGY Marketing (Pty) Limited (effectively 85%)	RSA	C	1				
Total investments in subsidiaries (note 17)				1 609 056 668	1 385 968 540	2 852	2 772

1. At 100% holding except where otherwise indicated.
2. RSA – Republic of South Africa, AUS – Australia, NAM – Namibia, DRC – Democratic Republic of Congo, MOZ – Mozambique, HK – Hong Kong, UK – United Kingdom, NV – Netherlands Antilles, BVI – British Virgin Islands, CMN – Cayman Islands, IRL – Ireland, JRS – Jersey, SWL – Switzerland, MAU – Mauritius, NE – Netherlands, SWL – Switzerland, BER – Bermuda.
3. A – Mining, B – Property, C – Service, D – Land management, F – Finance, H – Holdings, M – Manufacturing, S – Shipping, T – Trust.
4. Previously Kumba Africa BV.
5. Previously Ticor South Africa (Pty) Limited.
6. The investment in Chifeng Kumba Hongye Zinc Corporation Limited was reclassified from a subsidiary to a joint venture arrangement and is consequently equity accounted.



Notice of annual general meeting

Notice is hereby given that the fourth annual general meeting of members of Kumba Resources Limited will be held at the Corporate Office, Dyason Road, Pretoria West, South Africa, at 14:00 on Friday, 15 April 2005.

The following business will be transacted and resolutions proposed, with or without modification:

1. ORDINARY RESOLUTION NUMBER 1
   Approval of financial statements
   To receive and adopt the annual financial statements of the group for the period ended 31 December 2004, including the directors' report and the report of the auditors thereon.

2. ORDINARY RESOLUTION NUMBER 2
   Re-appointment of independent auditors
   To ratify the re-appointment of Deloitte & Touche as auditors of the company for the ensuing year.

3. ORDINARY RESOLUTION NUMBER 3
   Auditors' fees
   To authorise the directors to determine the auditors' remuneration for the period ended 31 December 2004.

4. ORDINARY RESOLUTION NUMBER 4
   Re-election of directors
   To re-elect the following directors appointed to the board since the last annual general meeting:
   4.1 PM Baum
   4.2 WA Nairn
   4.3 PL Zim

   To re-elect the following directors who retire by rotation in terms of the articles of association of the company:
   4.4 TL de Beer
   4.5 JJ Geldenhuys
   4.6 Dr D Konar

   Such re-elections are to be voted on individually unless a resolution is agreed to by the meeting (without any vote against it) that a single resolution be used.

   An abbreviated curriculum vitae in respect of each director offering themselves for re-election is set out on p175 of the annual report.

5. ORDINARY RESOLUTION NUMBER 5
   Remuneration of non-executive directors
   To approve the proposed remuneration for the period 1 January 2005 to 31 December 2005:

Chairman:	R267 500
Director:	R133 750
Audit committee chairman:	R85 600
Audit committee member:	R42 800
Board committee chairman:	R64 200
Board committee member:	R32 100

6. ORDINARY RESOLUTION NUMBER 6
   Renewal of the authority that the unissued shares be placed under the control of the directors
   "Resolved that subject to the provisions of the Companies Act, 61 of 1973, as amended (the Act), and the Listing Requirements of the JSE Securities Exchange South Africa (JSE), the directors are hereby authorised to allot and issue at their discretion until the next annual general meeting of the company, authorised but unissued shares for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the company's approved employee share incentive schemes (the schemes)."

7. ORDINARY RESOLUTION NUMBER 7
   General authority to issue shares for cash
   "Resolved that pursuant to the articles of association of the company and subject to the Act, and the Listings Requirements of the JSE, the directors are hereby authorised, by way of a general authority, to allot and issue ordinary shares for cash on the following basis, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the schemes, without restrictions to any public shareholder, as defined by the Listings Requirements of the JSE, as and when suitable opportunities arise, subject to the following conditions:
   7.1 this authority shall not extend beyond the next annual general meeting or fifteen months from the date of this annual general meeting, whichever date is earlier;
   7.2 a press announcement giving full details, including the impact on net asset value and earnings per share, be published at the time of any issue representing, on a cumulative basis within one year, 5% or more of the number of shares in issue prior to the issue/s;
   7.3 the shares be issued to public shareholders as defined by the JSE and not to related parties;
   7.4 any issue in the aggregate in any one year shall not exceed 15% of the number of shares of the company's issued ordinary share capital; and
   7.5 in determining the price at which an issue of shares be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price of the shares over the thirty days prior to the date that the price of the issue is determined or agreed to by the directors. In the event that shares have not traded in the said thirty day period a ruling will be obtained from the committee of the JSE."

   The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for ordinary resolution number 7 to become effective.

8. ORDINARY RESOLUTION NUMBER 8
   "Resolved that:
   8.1 The company adopts and approves the Kumba Resources Long-Term Incentive Plan 2005, as contained in the plan rules for the Long-Term Incentive Plan 2005, a copy of which was laid before the meeting;
   8.2 The company adopts and approves the Kumba Resources Deferred Bonus Plan 2005, as contained in the plan rules for the Deferred Bonus Plan 2005, a copy of which was laid before the meeting;
   8.3 The company authorises the board of directors to do all things necessary and incidental to the implementation of the above resolution, including the signature of the plan rules referred to in 8.1 and 8.2 above, and all related or ancillary documents, on behalf of the company."

   The documents setting out the full rules of the respective schemes will be available for inspection during normal business hours at the registered office of the company from 24 March 2005 to 15 April 2005.



The reasons for and effects of the ordinary resolutions are set out in the explanatory notes that form part of this notice.

9. SPECIAL RESOLUTION NUMBER 1
Authority to repurchase shares
"Resolved that by way of a general authority, the company or any subsidiary of the company may, subject to the Act, the articles of association of the company or subsidiary respectively and the Listings Requirements of the JSE, from time to time purchase shares issued by itself or shares in its holding company, as and when deemed appropriate."

Pursuant to the above, the following additional information, required in terms of the Listings Requirements of the JSE, is submitted.

It is recorded that the general repurchase will be subject to the following limitations:

9.1 that the repurchase is effected through the order book operated by the JSE trading system and is done without any prior understanding or arrangement between the company and the counterparty;
9.2 that this authority shall not extend beyond 15 months from the date of this resolution or the date of the next annual general meeting, whichever is the earlier date;
9.3 that an announcement containing full details of such repurchases is published as soon as the company has repurchased shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the repurchases and for each 3%, on a cumulative basis, thereafter;
9.4 that the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the company's issued share capital at the time this authority is given;
9.5 that at any one time, the company may only appoint one agent to effect any repurchase;
9.6 that the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;
9.7 shares issued by the company may not be acquired at a price greater than 10% above the weighted average traded price of the company's shares for the five business days immediately preceding the date of repurchase.

The reason for this special resolution is, and the effect thereof will be to grant, in terms of the provisions of the Act and the Listings Requirements of the JSE, and subject to the terms and conditions embodied in the said special resolution, a general authority to the directors to approve the repurchase by the company of its own shares.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

10. To transact such other business as may be transacted at an annual general meeting.

DISCLOSURES REQUIRED IN TERMS OF THE LISTINGS REQUIREMENTS OF THE JSE

In terms of the Listings Requirements of the JSE, the following disclosures are required when requiring shareholders' approval to:

- authorise the company, or any of its subsidiaries, to repurchase any of its shares as set out in the special resolution above; and
- the general authority to issue shares for cash as set out in ordinary resolution number 7.

Working capital statement

The directors of the company agree that they will not undertake any repurchase unless:

- the company and the group will be able, in the ordinary course of business, to pay its debts;
- the assets of the company and the group will be in excess of the liabilities of the company and the group, recognised and measured in accordance with the accounting policies used in the latest annual financial statements;
- the share capital and reserves of the company and the group will be adequate for ordinary business purposes; and
- the working capital resources of the company and the group will be adequate for ordinary business purposes.

Litigation statement

Other than disclosed or accounted for in these annual financial statements, the directors of the company, whose names are given on p58 of these annual financial statements, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had a material effect on the group's financial position in the 18 months preceding the date of this notice of annual general meeting.

Material changes

Other than the facts and developments reported on in these annual financial statements, there have been no material changes in the affairs, financial or trading position of the group since the signature date of this annual report and the posting date thereof.

The following further disclosures required in terms of the Listings Requirements of the JSE are set out in accordance with the reference pages in these annual financial statements of which this notice forms part:

- Directors and management – refer to p56 to p59;
- Major shareholders of the company – refer to p71;
- Directors' interest in the company's shares – refer p113;
- Share capital of the company – refer p109.

By order of the board

MS Viljoen
Company secretary

Pretoria
23 March 2005

EXPLANATORY NOTES TO RESOLUTIONS FOR CONSIDERATION AT THE ANNUAL GENERAL MEETING

Ordinary business

Resolution 1: Approval of financial statements

The directors must present to shareholders at the annual general meeting the annual financial statements incorporating the directors' report and the report of the auditors, for the period ended 31 December 2004. These are contained within the annual report.

Resolution 2: Re-appointment of independent auditors

The reason for proposing ordinary resolution number 2 is to confirm the appointment of Deloitte & Touche as external auditors of the company. Anglo American plc acquired a controlling interest in Kumba during December 2003. In line with current practice of appointing a single service provider for the statutory auditing of corporate groups, Kumba appointed Deloitte & Touche as its statutory auditors from 16 February 2004 in place of KPMG Inc.

Resolution 3: Auditors' fees

It is usual for this matter to be left to the directors, as they will be conversant with the amount of work that was involved in the audit. The chairman will therefore move a resolution to this effect authorising the directors to attend to this matter.

Resolution 4: Re-election of directors

Under the articles of association, one third of the directors are required to retire at each annual general meeting and may offer themselves for re-election. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, is similarly required to retire and is eligible for re-election at the next annual general meeting. Biographical details of the directors, who are offering themselves for re-election, appear on p175.

Resolution 5: Remuneration of non-executive directors

The company in general meeting as per the articles of association shall from time to time determine the remuneration of directors, subject to shareholders' approval.

Resolutions 6 and 7: Directors' control of unissued ordinary shares

The existing authorities relating to resolutions 6 and 7 are due to expire at the forthcoming annual general meeting. The directors consider it advantageous to renew these authorities to enable the company to take advantage of business opportunities, which might arise in the future.

Resolution 8: Adoption and approval of new share incentive schemes

Recent developments in taxation legislation, accounting standards and best practice in local and global share schemes have required a review of the company's existing share option scheme.

In line with global best practice, and emerging South African practice, the HR and Rem committee recommends adoption of a Long-Term Incentive Plan, and a Deferred Bonus Plan. The recommended schemes are in line with practice in FTSE 100 and FTSE 500 companies in the UK and with several recently adopted schemes for large JSE listed or dual listed companies.

SPECIAL BUSINESS

Special resolution 1: General authority to permit the repurchase of shares

The reason for the special resolution is to grant the directors of the company a general authority for the acquisition of the company's shares by the company, or a subsidiary of the company.

The effect of the special resolution, once registered, will be to permit the company or any of its subsidiaries to repurchase such securities subject to the limitations applicable. This authority will only be used if circumstances are appropriate.

Short biographies of Kumba directors seeking re-election



Name: PM Baum – Philip (50)
Academic qualifications: BCom, LLB, Higher Diploma in Tax Law
Designation: Non-executive director
Experience: Philip is CEO of Anglo American plc's Ferrous Metals and Industries Division. He joined Anglo American Corporation of South Africa Limited (AAC) in 1979. In 1991 he was appointed an alternate director and in 1997 an executive director of AAC. From 1996 to 2001 he was the chief executive of Anglo American Corporation Zimbabwe Limited. In March 2001, Philip was appointed chief operating officer of AAC. He was appointed to his present position in October 2003.

Name: WA Nairn – Bill (60)
Academic qualifications: BSc (Eng)
Designation: Non-executive director
Experience: Bill was appointed chief executive and managing director of JCI Limited in 1994. Bill joined Anglo American Corporation of South Africa Limited (AAC) in 1997, when he was appointed an executive director. In January 2000, he was appointed group technical director of Anglo American plc (AA plc) and retired from the AA plc board at the end of 2004. He has remained a non-executive director of Anglo Platinum, AngloGold Ashanti, Boart Longyear and Kumba, as well as serving on various board safety and sustainable development committees.

Name: PL Zim – Lazarus (44)
Academic qualifications: BCom, BCom (Hons)(Econ), MCom (Econ)
Designation: Non-executive director
Experience: Lazarus was appointed chief executive officer of Anglo American Corporation of South Africa Limited (AAC) on 1 February 2005. He was deputy chief executive officer from 1 October 2003 to end January 2005. He is also chairman of Anglo Operations Limited and serves on a number of boards in the Anglo American Group including Anglo American Platinum Corporation Limited. Before joining AAC Lazarus was managing director of MTN International where he led all MTN operations outside South Africa.

Name: TL de Beer – Tom (69)
Academic qualifications: BCom, CA(SA), Executive Programme in Business (Columbia USA)
Designation: Non-executive director
Experience: From 1954 to 1964 Thomas worked as an accountant. In 1965 he joined the corporate finance department of Federale Mynbou. In 1978 he was appointed chief executive finance of General Mining and in 1983 finance director of Gencor Limited, in which capacity he remained until unbundling of Gencor in 1993 and in 1981 he moved to Gencor Limited as the chief executive – finance. He was appointed chairman of Genbel in 1986.

Name: JJ Geldenhuys – Jurie (61)
Academic qualifications: BSc (Eng)(Electrical), BSc (Eng)(Mining), MBA (Stanford), Pr Eng
Designation: Non-executive director
Experience: From 1965 to 1981 Jurie held production and managerial posts on the gold, platinum and copper-zinc mines of the Anglovaal Limited group. From 1981 till his retirement in 2002 he served in technical and executive capacities involving gold, base metals, coal, ferrous metals and industrial minerals. He has served on the boards of a number of listed mining companies and Chamber of Mines related companies. He was Chamber of Mines president during 1993 – 1994 and has served on parastatal councils. He retired as managing director of Avgold Limited in 2000.

Name: Dr D Konar – Len (50)
Academic qualifications: BCom, CA(SA), MAS, DCom
Designation: Non-executive director
Experience: Immediately after completing his articles of clerkship at Ernst & Young in Durban, Len commenced his career as an academic at the University of Durban-Westville. He subsequently spent six years with the IDT as head of investments and internal audit, prior to becoming a professional director of companies and consultant. He is currently a director of the South African Reserve Bank, Old Mutual South Africa, Sappi, Steinhoff and JD Group.

Annexure A
The proposed Kumba Resources Long-term Incentive Plan 2005 (LTIP) and Deferred Bonus Plan 2005 (DBP)


KUMBA RESOURCES

Recent developments in taxation legislation, accounting standards and best practice in local and global share schemes have required a review of the company's existing share option scheme. In particular the costs of the existing scheme are not deductible in the company's hands, but the benefits are fully taxable in the employees' hands.

In line with global best practice, and emerging South African practice, the remuneration committee of the company recommends the adoption of the following plans: the LTIP, and a DBP. The recommended schemes are in line with practice in FTSE 100 and FTSE 500 companies in the UK and with several recently adopted schemes for large JSE Securities Exchange South Africa (the JSE) listed or dual-listed companies.

A third scheme, similar to an option scheme, based on equity settled share appreciation rights (SAR) is under consideration to replace the existing share option scheme. The company will seek approval for this scheme at the next annual general meeting. All awards under the existing and proposed plans will be made with due consideration to the potential dilution (to a maximum of 10% of the issued capital), the expected costs to the company and the expected benefits to participants, arising from awards under the current share option plan, the proposed LTIP and DBP, and the potential SAR scheme.

The proposed plans are structured to optimise the company's taxation position, and the reflection of the new accounting charges that are required under the new standard (IFRS 2/AC139), while providing a benefit that will assist in the attraction, retention and reward of executives and senior management.

The primary intent of the new schemes will be to purchase shares in the market to settle the scheme benefits, so the schemes will not be as dilutive as the current share option scheme. The company will retain the right to issue new shares at its election to mitigate the risk of a spike in the share price which could expose the company to liquidity risk. In any case, the company will be limited to issuing 10% of the company's ordinary shares in settlement of benefits of all company share schemes over any ten-year period.

Due to the settlement method of the scheme (equity rather than cash-settled) the scheme will enjoy a favourable treatment under the new IFRS 2 accounting standard which permits the charge which is made to reflect the grant of new instruments to be stated using the initial assessment of financial market conditions at the time of grant. This treatment is generally viewed more favourably than the treatment of cash-settled share-based payments which require market conditions to be marked to market, leading to higher volatility, and the possibility of large additional charges if market factors such as the share price and the share volatility lead to significantly higher instrument valuations before they are settled.

The new schemes also support the principle of alignment of management and shareholder interests – performance conditions governing the vesting of the scheme instruments are related to total shareholder return and return on capital employed relative to targets that are intended to be stretching but achievable. Targets are linked where applicable to the company's medium-term business plan, over rolling three-year performance periods.

Please note the term "Face Value of the Award" when used in the context of setting limits (overall and individual) in the salient features and the rules refers to the face value of the shares associated with the LTIP or DBP award. This should not be confused with the "Expected Value of the Award" which is used when establishing the accounting cost of the award for reflection in the company's financial statements, and the value of the benefit of awards for scheme members used by the remuneration committee to establish appropriate variable remuneration levels relative to benchmarks.

The LTIP and DBP will be established by the company under which executive directors and employees of the company and its subsidiaries and associates will be awarded rights to receive shares in the company based on the value of these awards (after the deduction of employee tax) when performance conditions have been met and the awards have vested.

A summary of the main terms of the plans and the performance conditions that will be applied to the initial grant is set out below. *Note that performance conditions for subsequent awards may utilise different performance measures and targets, but will be no less challenging in the context of the prevailing business environment.*

SALIENT FEATURES OF THE KUMBA RESOURCES LTIP

The LTIP will be established by the company under which executive directors and employees of the company and its subsidiaries and associates will be awarded rights to a number of shares in the ordinary share capital of the company as will be set forth in grant letters. A summary of the main terms of the LTIP is set out below:

1. Eligibility
   Any executive directors or employees of any participating company may be selected by the remuneration committee to be participants in the plan. Non-executive directors who are members of the committee may not participate in the plan.

2. Performance conditions

2.1 The vesting of LTIP awards will be conditional upon the achievement of group performance levels (established by the remuneration committee) over a performance period of 3 (three) years (LTIP performance period), as set out in the grant letter.



2.2 The performance conditions referred to above will be set as of the date of grant of the LTIP award. Two performance conditions will be imposed for the initial grant:

2.2.1 The total shareholder return (TSR) condition.

2.2.2 The return on capital employed (ROCE) condition.

2.3 For the initial award, 50% of the LTIP award will be subject to the TSR condition and 50% will be subject to the ROCE condition.

2.4 The grant of all LTIP awards will be conditional upon the participant remaining employed within the group for a minimum employment period of 3 (three) years (LTIP minimum employment period) as set out in the grant letter.

2.5 If a participant ceases to be employed within the group during the LTIP minimum employment period, all LTIP awards granted to the participant will lapse.

2.6 The TSR condition

2.6.1 The Kumba TSR will be compared to the TSR of a peer group over the LTIP performance period, averaged over a 6 (six) month period. The peer group will comprise at least 16 members.

2.6.2 Subject to the participant remaining employed by the group for the LTIP minimum employment period, if the TSR over the LTIP performance period:

2.6.2.1 ranks within the upper quartile of the TSR of the peer group, then the whole LTIP award, which is subject to the TSR condition will become unconditional and will vest;

2.6.2.2 ranks at the median TSR of the peer group, then not more than 30% (thirty percent) of the LTIP award, will become unconditional and will vest. The remainder of the LTIP award subject to the TSR condition will lapse and will be of no further force or effect;

2.6.2.3 ranks less than the upper quartile rank of the peer group and ranks greater than the median of the peer group, then the percentage of the LTIP award, subject to the TSR condition, which becomes unconditional and will vest, will be linearly apportioned as the ranking of the TSR increases. The remainder of the LTIP award, subject to the TSR condition, will lapse and will be of no further force or effect;

2.6.2.4 ranks less than the median TSR of the peer group then the whole of the LTIP award, subject to the TSR condition, will lapse and will be of no force or effect whatsoever.

2.7 The ROCE condition

2.7.1 The ROCE measure is a return on capital employed measure with a number of adjustments. Targets are set by the remuneration committee based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the final year of the LTIP performance period.

2.7.2 Subject to the participant remaining employed by the group for the LTIP minimum employment period, the number of LTIP awards that vest in terms of the ROCE condition is determined as follows:

2.7.3 If the ROCE in the final year of the LTIP performance period of the company is equal to the minimum ROCE target, then the minimum ROCE award (30% of the grant subject to the ROCE condition) vests.

2.7.4 If the ROCE in the final year of the LTIP performance period is equal to, or exceeds the maximum ROCE target, then the maximum award (100% of grant) vests.

2.7.5 The award vests linearly between 30% and 100% for performance between the minimum ROCE target and the maximum ROCE target.

2.7.6 The principles underlying these targets are:

2.7.6.1 The lower target for existing capital is equal to the actual ROCE in the base year.

2.7.6.2 The upper target for existing capital is implied by the current three-year plan. The achievement of the plan in final year will give rise to a 90% payout of the LTIP. This builds some stretch into the target to achieve more than the plan.

2.7.6.3 The upper and lower targets for incremental capital are set to the nominal pre-tax weighted average cost of capital of Kumba.

2.7.7 ROCE definition

ROCE = Adjusted operating profit/average capital employed

Where, in respect of the financial year being measured:

Adjusted operating profit

Equals	Operating profit
Plus	Income from associates
Plus	Price adjustments to base year
Plus	Realised and unrealised foreign exchange (gains)/losses

And:

Adjusted capital employed

Equals	Capital employed
Less	Capital projects in progress

2.7.8 The price adjustment for any year within an LTIP is calculated as follows:

[(Commodity price ave of base year* inflation factor) – (commodity price at ave for the year)]* Volume of commodity sold in the year.



2.7.9 The inflation factor converts commodity prices from the base year to their nominal equivalent in any given year. The inflation factor to be used for the LTIP is the South African CPI-X index.

2.7.10 Average capital employed is taken as the average of the opening and closing balances (after adjustments) of capital employed in the year over which profit is measured.

2.7.11 Other adjustments may be applied from time to time by the remuneration committee to reflect change in circumstances (for example, disposals).

3. Limits

3.1 Shares available for the plan

3.1.1 The aggregate number of shares which may be allocated under the plan on any day, when added to the total number of unvested awards which have been allocated previously under this plan and any other employee share scheme operated by the company, shall not exceed 10% of the number of issued ordinary shares of the company from time to time, being 30,2 million at present. For this purpose, one ordinary share shall be allocated for each unvested conditional award.

3.1.2 The committee may, with the approval of the JSE, where required, adjust the number of shares available for the plan (without the prior approval of the company in general meeting) on a proportionate basis to take account of:

3.1.2.1 a capital issue or a rights offer of shares or a subdivision or consolidation of shares of the company or a reduction of capital or repayment of monies to shareholders;

3.1.2.2 any other circumstances where such adjustment may be necessary or appropriate, except a new issue of shares by the company for acquisition purposes.

3.2 Individual limit

3.2.1 The maximum number of shares allocated to all unvested awards granted to any participant, in respect of this plan and any other employee share scheme operated by the company, shall not exceed the limit determined from time to time by the directors, which number of shares shall not exceed 1% of the issued ordinary share capital of the company from time to time, being 30,2 million at present.

4. Termination of employment

4.1 Subject to the provisions of this clause, a participant whose employment with all companies in the group terminates for any reason other than as set out in the following paragraphs before the end of a performance period will cease to be entitled to any grant, unless the committee determines otherwise.

4.2 Retirement, retrenchment, ill health, disability, or any other circumstances which the company may consider appropriate
If a participant's employment with any company in the group terminates before the end of a performance period, by reason of retrenchment, ill health, retirement, disability or any other circumstance which the company may consider appropriate, the committee may, in their absolute discretion by written notice to the participant deem a pro-rata portion of the LTIP award to vest within 6 (six) months (or such extended period as the committee regards as appropriate) of the date of cessation of employment. In exercising its discretion, the committee will take into consideration the extent to which the performance conditions have been satisfied and the proportion of the performance period that has endured.

4.3 Death
If a participant's employment with any company in the group terminates by reason of death, a proportion of the grant vests on the date of death. That proportion reflects the number of whole months of the performance period, which have run at the date of death. The number of shares which vest shall be calculated as soon as practicable, and notified to the executor of the deceased participant's estate and released no longer than 6 (six) months from the date of death and the provisions of 2 shall apply accordingly.

5. Settlement method
The company may, at its election, settle the conditional awards by issuing new shares, or by instructing any third party (including a share trust constituted for this purpose) to acquire and deliver the shares to employees. The company may not issue more than 10% of its issued share capital over any rolling 10-year period following the adoption of this scheme, in the settlement of employee and director share-based payments. The number of shares in issue at the end of the 10-year period, less shares issued to settle share-based payments, shall be used for this calculation. Application will be made for a listing of the shares at the time of issue.

6. Reconstruction or takeover

6.1 In the event of a reconstruction or takeover of the company before the vesting date, the committee must review the performance condition and the extent to which it has been satisfied up to the date of the reconstruction or takeover, and calculate the number of shares to vest in each participant accordingly. Settlement shall be made for the vested shares so calculated as soon as practicable.

6.2 If there is an internal reconstruction or other event which does not involve any substantial change in the ultimate control of the company, and therefore is not a reconstruction or takeover, or if any other event happens which may affect grants, including the shares ceasing to be listed on the JSE, the committee may take such action as it considers appropriate to protect the interests of participants, including converting grants into equivalent grants in respect of shares in one or more other companies.



7. Variation in share capital

7.1 *In the event of a rights issue, capitalisation issue or other event affecting the share capital of the company, a demerger* (in whatever form) or in the event of the company making distributions including a distribution in specie or a payment in terms of section 90 of the Companies Act, 61 of 1973, as amended, (the Act) (other than a dividend paid in the ordinary course of business out of distributable reserves) before the release date in respect of a conditional award, the committee may make such adjustment to the number of shares comprised in the relevant grants as it thinks appropriate.

8. General

The salient features as circulated to shareholders and the plan rules will be available for inspection during normal business hours at the company's registered office from 24 March 2005 to 15 April 2005.

9. Amendments

The plan rules may be amended by the board subject to prior approval of the JSE, provided that no amendment shall operate in respect of the following matters unless such amendments have received the approval of the company in general meeting:

- eligibility to participate in the plan;
- the number of shares subject to the plan;
- the basis for determining offers;
- the adjustment of offers in the event of a variation of capital of the company;
- the voting, dividend and other rights attaching to the shares of the plan;
- the limitations on benefits or maximum entitlements.

10. Glossary of terms

"Base pay"	The total cash package of an employee;
"Business day"	a day on which the JSE is open for the transaction of business;
"Committee"	the remuneration committee of the board of directors of the company or any duly authorised committee;
"Employee"	any person holding full-time salaried employment or office (including any executive director) of the group;
"Letter of grant"	a document prepared by the company which details the name of the participant to whom the conditional award is granted, the number of shares in respect of which the conditional award is granted, and any applicable conditions pertaining thereto;
"Market value"	the volume weighted average of the market price of a company share as quoted on the JSE;
"Participant"	an employee to whom a grant has been made and who has accepted a grant and includes the executor of a deceased estate or a family trust where appropriate, but excludes non-executive directors who are members of the committee;
"Participating company"	the company and its subsidiaries and associated organisations, all as defined in the Act;
"Performance condition"	the condition specified in the letter of grant, to which a grant is subject;
"Performance period"	the period in respect of which a performance condition is to be satisfied;
"Shares"	ordinary shares of one cent each in the capital of the company and includes any shares representing them following a reconstruction or takeover;
"Value of grant"	the market value of shares related to the grant determined as at the date of grant;
"Vesting date"	means the date on which a participant becomes entitled to receive settlement due to the fulfilment of performance conditions and "vest" and "vested" shall be construed accordingly;
"Total shareholder return (TSR)"	means the return to shareholders from the change in the share price and the payment of dividends and other distributions.

SALIENT FEATURES OF THE KUMBA RESOURCES DBP

The DBP will be established by the company under which executive directors and employees of the company and its subsidiaries and associates will have the opportunity to acquire shares (pledged shares) with the after-tax component of the annual bonus. This will entitle employees to receive a matching award comprising of shares in the ordinary share capital of the company as will be set forth in grant letters. A summary of the main terms of the DBP is set out below:

1. Eligibility

Any executive directors or employees of any participating company may be selected by the remuneration committee to be participants in the plan. Non-executive directors who are members of the committee may not participate in the plan.

2. Vesting conditions

The vesting of the matching awards will be conditional upon the employee holding the pledged shares until the release date, and remaining in the employ of the company until the release date as set out in the grant letter.


KUMBA RESOURCES

3. Limits

3.1 Shares available for the plan

3.1.1 The aggregate number of matching shares which may be awarded as a result of the holding of pledged shares under the plan on any day, when added to the total number of unvested awards allocated previously under this plan and any other employee share scheme operated by the company, shall not exceed 10% of the number of issued ordinary shares of the company from time to time being 30,1 million at present. The committee may, subject to the approval of the JSE, where required, issue further shares for the purposes of the plan in place of those shares received by an employee pursuant to the vesting of the matching award. For this purpose, one ordinary share shall be allocated for each unvested matching award related to currently pledged shares in terms of the plan.

3.1.2 The committee may, with the approval of the JSE, where required, adjust the number of shares available for the plan (without the prior approval of the company in general meeting) on a proportionate basis to take account of:

3.1.2.1 a capital issue or a rights offer of shares or a subdivision or consolidation of shares of the company or a reduction of capital or repayment of monies to shareholders;

3.1.2.2 any other circumstances where such adjustment may be necessary or appropriate, except a new issue of shares by the company for acquisition purposes.

3.2 Individual limit

3.2.1 The maximum number of shares allocated to all unvested awards granted to any participant, in respect of this plan and any other employee share scheme operated by the company, shall not exceed the limit determined from time to time by the directors, which number of shares shall not exceed 1% of the issued ordinary share capital of the company from time to time, being 30,2 million at present.

4. Termination of employment

4.1 Subject to the following provisions of this clause, if the participant ceases to be employed by any participating company before the vesting date, he shall not be entitled to receive a matching award on the vesting date, unless the committee decides otherwise.

4.2 Retrenchment, ill health, disability, retirement or any other circumstances which the company may consider appropriate

If a participant's employment with any company in the group terminates before the release date due to his redundancy, ill health, disability, retirement or any other circumstances which the company may consider appropriate, a proportion of his matching awards vests on the date of termination. That proportion reflects the number of whole months of the pledge period which have run at the date of termination of employment. The number of shares which vest shall be calculated as soon as practicable, and notified to the participant.

4.3 Death

If the participant's employment is terminated by reason of death, an executor of the deceased estate, as the case may be, shall be entitled on termination to request the transfer to the estate of the pledged shares. A proportion of the matching awards vests on the date of death. That proportion reflects the number of whole months of the pledge period which have run at the date of death. The number of shares which vest shall be calculated as soon as practicable, and notified to the executor of the deceased participant's estate.

5. Reconstruction or takeover

5.1 In the event of a reconstruction or takeover, the participant shall be entitled to receive the pledged shares and the matching award forthwith.

5.2 If there is an internal reconstruction or other event which does not involve any substantial change in the ultimate control of the company, and therefore is not a reconstruction or takeover, or if any other event happens which may affect offers, including the shares ceasing to be listed on the JSE, the committee may take such action as it considers appropriate to protect the interests of participants, including converting offers into equivalent offers in respect of shares in one or more other companies.

6. Variation in share capital

6.1 Pledged shares

If there is a rights issue or other variation of share capital of the company, under which shareholders are offered the opportunity to make any choice, the participant shall be entitled to give instructions to the trust as to the choice to be made in respect of pledged shares held by the trust on his behalf. The trust shall transfer to the participant any proceeds on the sale of rights, and any securities issued on the take up of rights, at the participant's request.

6.2 Matching awards

The committee may vary the amount of shares comprised in the matching award to take account of any variation in the share capital of the company, or a special or extraordinary distribution including a distribution in specie or a payment in terms of section 90 of the Act (other than a dividend paid in the ordinary course of business out of distributable reserves) or other transaction which might adversely affect the value of shares, to ensure that the participant is not disadvantaged.



7. General

The salient features as circulated to shareholders and the plan rules will be available for inspection during normal business hours at the company's registered office from 24 March 2005 to 15 April 2005.

8. Amendments

The plan rules may be amended by the board subject to prior approval of the JSE, provided that no amendment shall operate in respect of the following matters unless such amendments have received the approval of the company in general meeting:
- eligibility to participate in the plan;
- the number of shares subject to the plan;
- the basis for determining offers;
- the adjustment of offers in the event of a variation of capital of the company;
- the voting, dividend and other rights attaching to the shares of the plan;
- the limitations on benefits or maximum entitlements.

9. Glossary of terms

"Base pay"	The total cash package of an employee;
"Business day"	a day on which the JSE is open for the transaction of business;
"Committee"	the remuneration committee of the board of directors of the company or any duly authorised committee;
"Employee"	any person holding full-time salaried employment or office (including any executive director) of the group;
"Date of offer"	the date on which the committee resolves to grant a matching awards to an employee as specified in the letter of offer;
"Matching award"	an award of shares made to a participant equal in value to the market value of the pledged shares on the vesting date;
"Market value"	the volume weighted average of the market price of a company share as quoted on the JSE;
"Offer to participate"	a document prepared by the company which details the name of the participant, the number of pledged shares and matching shares relating to each pledged share, the release date and any applicable conditions pertaining thereto;
"Participant"	an employee who has been selected to participate in the plan, offered the opportunity to participate and who has accepted the offer to participate, and includes the executor of his deceased estate or a family trust where appropriate, but excludes non-executive directors who are members of the committee;
"Participating company"	the company and its subsidiaries and associated organisations, all as defined in the Act;
"Pledged shares"	a number of shares acquired by a participant with a portion of the after-tax component of his annual bonus;
"Release date"	the date on which the settlement for the vested matching award is made and the pledged shares are released from the pledge;
"Shares"	ordinary shares of one cent each in the capital of the company and includes any shares representing them following a reconstruction or takeover;
"Vesting date"	the date on which a participant becomes entitled to the matching award as is specified in the offer to participate and "vest" and "vested" shall be construed accordingly.



Kumba administration

Secretary and registered office
MS Viljoen
Kumba Resources Limited
Roger Dyason Road
Pretoria West
Pretoria
0183
PO Box 9229
Pretoria
0001
South Africa
Telephone +27 12 307 5000

Company registration number: 2000/011076/06

JSE share code: KMB
ISIN code: ZAE000034310

Auditors
Deloitte & Touche
Private Bag X6
Gallo Manor
2052

Commercial bankers
Absa Bank Limited

Corporate law advisers
CLS Consulting Services (Pty) Limited

United States ADR Depositary
The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America

Sponsor
JP Morgan Equities Limited
1 Fricker Road
Illovo
Johannesburg
2196

Registrars
Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown
2107

Shareholders' diary

FINANCIAL YEAR-END	31 December
ANNUAL GENERAL MEETING	April/May
REPORTS AND ACCOUNTS	**Published**
Interim report for the half-year ending 30 June	July/August
Announcement of annual results	February
Annual Report	March
DISTRIBUTION	
Final dividend declaration	February
Payment	March
Interim dividend declaration	July/August
Payment	September

Form of proxy

KUMBA RESOURCES LIMITED
(Incorporated in the Republic of South Africa)
(Registration No 2000/011076/06)
("Kumba" or "the company")
JSE share code: KMB
ISIN code: ZAE 000034310



TO BE COMPLETED BY CERTIFICATED SHAREHOLDERS AND DEMATERIALISED SHAREHOLDERS WITH "OWN NAME" REGISTRATION ONLY

For completion by registered members of Kumba unable to attend the annual general meeting of the company to be held at 14:00 on Friday, 15 April 2005, at the Kumba Corporate Centre, Roger Dyason Road, Pretoria West, South Africa, or at any adjournment thereof.

I/We

of (address)

being the holder/s of shares in the company, do hereby appoint:

1 or, failing him/her

2 or, failing him/her

the chairman of the annual general meeting as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of members to be held at 14:00 on Friday, 15 April 2005, at Kumba Corporate Centre, Roger Dyason Road, Pretoria West, or at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:

	For	Against	Abstain
Ordinary business 1. Resolution to adopt the 2004 audited group financial statements			
2. Resolution to re-appoint Deloitte & Touche as auditors			
3. Resolution to authorise the directors to determine auditors' remuneration			
4. Resolution to re-elect the directors required to retire in terms of the articles of association			
4.1 Mr PM Baum			
4.2 Mr WA Nairn			
4.3 Mr PL Zim			
Resolution to re-elect directors required to retire by rotation			
4.4 Mr TL de Beer			
4.5 Mr JJ Geldenhuys			
4.6 Dr D Konar			
5. Resolution to approve the non-executive directors' remuneration for the period 1 January 2005 to 31 December 2005			
6. Resolution to authorise the directors to allot and issue unissued ordinary shares			
7. Resolution to authorise the directors to allot and issue ordinary shares for cash			
8. Resolution for approval of Kumba Resources Long-Term Incentive Scheme 2005 (LTIP) and Kumba Resources Deferred Bonus Plan 2005 (DBP)			
Special business 1. Special resolution to authorise directors to repurchase company shares			

Please indicate with an "X" in the appropriate spaces provided above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she sees fit.

Signed at this day of 2005

Signature

Assisted by me, where applicable (name and signature)

Please read the notes on the reverse side hereof.

Form of proxy *continued*

NOTES

1. A form of proxy is only to be completed by those ordinary shareholders who are:
1.1 holding ordinary shares in certificated form; or
1.2 recorded on sub-register electronic form in "own name".
2. If you have already dematerialised your ordinary shares through a Central Securities Depository participant (CSDP) or broker and wish to attend the annual general meeting, you must request your CSDP or broker to provide you with a Letter of Representation or you must instruct your CSDP or broker to vote by proxy on your behalf in terms of the agreement entered into between yourself and your CSDP or broker.
3. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act to the exclusion of those whose names follow.
4. On a show of hands a member of the company present in person or by proxy shall have 1 (one) vote irrespective of the number of shares he/she holds or represents, provided that a proxy shall, irrespective of the number of members he/she represents, have only 1 (one) vote. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the company, which the aggregate amount of the nominal value of the shares held by him/her, bears to the aggregate amount of the nominal value of all the shares issued by the company.
5. A member's instructions to the proxy must be indicated by the insertion of the relevant numbers of votes exercisable by the member in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member's votes exercisable thereat. A member or the proxy is not obliged to use all the votes exercisable by the member or by the proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the member or by the proxy.
6. Forms of proxy must be lodged at, or posted to Computershare Investor Services 2004 (Pty) Limited, to be received not later than 48 hours before the time fixed for the meeting (excluding Saturdays, Sundays and public holidays).

   For shareholders on the South African register:
   Computershare Investor Services 2004 (Pty) Limited
   Ground Floor, 70 Marshall Street, Johannesburg, 2001
   PO Box 1053, Johannesburg, 2000
   www.computershare.com
   011 370 5000

   Over-the-Counter American Depositary Receipt (ADR) holders
   Kumba has an ADR facility with The Bank of New York (BoNY) under a deposit agreement. ADR holders may instruct BoNY as to how the shares represented by their ADRs should be voted:
   American Depositary Receipt Facility (ADR)
   Bank of New York
   101 Barclay Street
   New York, NY 10286
   www.adrbny.com
   shareowners@bankofny.com
   +(1) 888 815 5133

7. The completion and lodging of this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.
8. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity or other legal capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.
9. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
10. Notwithstanding the aforegoing, the chairman of the annual general meeting may waive any formalities that would otherwise be a prerequisite for a valid proxy.
11. If any shares are jointly held, all joint members must sign this form of proxy. If more than one of those members is present at the annual general meeting, either in person or by proxy, the person whose name first appears in the register shall be entitled to vote.



KUMBA RESOURCES

GROUP FINANCIAL RESULTS (AUDITED)

PRESENTATION

For the 18 months ended 31 December 2004

our footprint

stakeholder prosperity



creating balance





new generation



opportunity



uplifting our people

HARNESSING THE POWER OF THE EARTH

www.kumbaresources.com



KUMBA RESOURCES

Kumba Resources Limited
Reg No 2000/011076/06

Roger Dyason Road Pretoria West 0183
PO Box 9229 Pretoria 0001 South Africa

Tel +27 12 307 5000
Fax +27 12 307 4080

www.kumbaresources.com

DISCLAIMER

This presentation includes certain information that is based on management's reasonable expectations and assumptions. These "forward looking statements" include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future productions, reserves, cost and market conditions. While management has prepared this information using the best of their experience and judgement, in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

CHANGE OF YEAR END

KUMBA RESOURCES

- Year-end changed from 30 June to 31 December
- Today we are reporting on:
  - 18 month financial year - 1 July 2003 to 31 December 2004
  - 12 month comparison - 2004 vs. 2003 (calendar year)

3

NOTES

KEY FINANCIALS - 18 MONTHS

KUMBA RESOURCES

Revenue	R12 599m
Net operating profit	R1 855m
Headline earnings	R1 017m
Headline earnings (cps)	339
Final dividend (cps)	90
Total dividend (cps)	145

Headline EPS (cps)

227

113

82

113

12M02 12M03 12M04

1H 2H

4

NOTES

HIGHLIGHTS

KUMBA RESOURCES

- Solid operating and financial performance
- Extremely buoyant commodity markets and prices
- Heads of agreement with Transnet: Sishen-Saldanha export channel
- Relining and modification of Furnace #2 at Ticor SA
- Projects approved:
  - Coal - GG6 Market Coke
  - Coal - Leeuwpan expansion (Jig)

5

NOTES


RAND IMPACT
KUMBA
RESOURCES
Stronger rand (y-o-y)
39%
17%
-18%
2002
2003
2004
Increase in US$ price (y-o-y)
Lump ore
HCC
26%
19%
12%
9%
-5%
-4%
2002
2003
2004
Strong rand offset by good prices
6

NOTES

MAJOR ISSUES

KUMBA RESOURCES

- Business Improvement Programme (KBIP) on track
- Empowerment in Kumba
- Hope Downs
  - Appeal
  - Valuation process
  - Project submission continuing

NOTES

SAFETY, HEALTH & ENVIRONMENT

KUMBA RESOURCES

Safety

- 2 fatal injuries in 2004
- 5 BUs exceeded the target LDIFR of 2.5 injuries/million man-hours worked
- Targeting 30% improvement for 2005

Health

- Occupational Disease Frequency Rate below target at 0.6 cases/million man-hours worked

International Certification

- 8 BUs achieved ISO 14001 with one pending
- 8 BUs achieved OSHAS 18001 with one recommended for certification

Fatalities
4
8
4
1
2
'00/01 '01/02 '02/03 '03/04 12M04
LDIFR
4.59
3.13
3.55
2.3
2.54
'00/01 '01/02 '02/03 '03/04 12M04

Zero tolerance...target zero

9

NOTES

IRON ORE MARKETS

KUMBA RESOURCES

- Global steel production surpasses 1bn tonnes in 2004: growth of 6% pa since 1999
- China's iron ore imports reach 208Mt in 2004: growth of 31% pa since 1999
- Record steel prices support higher iron ore prices
- Capacity expansion in iron ore lags current demand - record prices expected in 2005
- Strong demand expected to continue

Global seaborne market

Mt

700
600
500
400
300
200
100
0

'98 '99 '00 '01 '02 '03 '04

☐ China's contribution

Source: CRU

Record global steel output

10

NOTES

IRON ORE OPERATIONS

KUMBA RESOURCES

- Record production - 30Mt, Sishen produces 27.6Mt
- Selective mining yields substantial benefits
- Record sales - 30.3Mt
  - exports - 20.9Mt
  - domestic - 9.4Mt
- Good cost control

Total production and exports

Mt
31
29
27
25
23
21
19
17
15
'99
'00
'01
'02
'03
'04
Export sales
Production

Continued growth in iron ore output

NOTES

SALDANHA RAIL PERFORMANCE

KUMBA RESOURCES

- Record tonnage railed to Saldanha - 22.1Mt
- Port expansion completed by Dec 2005
- New transport agreement being developed

Sishen-Saldanha rail performance

Mt
30
25
20
15
10
'99
'00
'01
'02
'03
'04
Kumba
Other

Continued capacity growth

NOTES

KUMBA RESOURCES

COAL MARKETS

- Record coal sales of 19.6Mt
- Record sales to Eskom - 14.4Mt
- Strong demand from steel and ferro-alloy sectors - 4.1Mt
- Good international price increases

Thermal coal and coke prices (US$/t)

80
70
60
50
40
30
20
450
350
250
150
50
2002
2003
2004
RBCT thermal coal FOB
Chinese market coke exports

Sources: SA Coal Report, CRU

Very strong domestic demand

NOTES

COAL OPERATIONS

KUMBA RESOURCES

- Record coal production of 19.4Mt
- Grootegeluk achieves record production of 17.4Mt
- 2.4Mt coking coal produced
- Good cost control

Production volumes

Mt
20
18
16
14
12
10
2001 2002 2003 2004
Grootegeluk
Leeuwpan
Tshikondeni

Solid operating performance at all mines

14

NOTES

HEAVY MINERALS MARKETS

KUMBA RESOURCES

- Stronger pigment, zircon, pig iron and rutile prices
- Modest recovery in slag prices
- Strong demand for all products
- Production fully sold

Zircon and pigment prices (US$/t)

650
600
550
500
450
400
350
1800
1600
1400
1200
1000
2002
2003
2004
Zircon
Pigment

Source: TZMI

Good demand from the markets

15

NOTES

HEAVY MINERALS OPERATIONS

KUMBA RESOURCES

- Excellent operational performance at Tiwest
  - record synthetic rutile production
  - record pigment production
- Growth in TiO_2 slag production
- Furnace #2 back to 90% within 1 month of restart

Production (kt)

	2H02	1H03	2H03	1H04	2H04
Pigment	25	23	25	26	27
Synthetic rutile	49	41	56	54	58
Slag	0	0	47	68	68

Good growth in production of key products

NOTES

ZINC MARKETS

KUMBA RESOURCES

- Good US$ price recovery to $1200
- Treatment charges remain depressed due to concentrate shortage

Zinc metal price
US$/t
1300
1200
1100
1000
900
800
700
R/t
10000
9000
8000
7000
6000
5000
2002
2003
2004
Source: LME

Challenging conditions persist

17

NOTES

BASE METALS OPERATING RESULTS

KUMBA RESOURCES

Zn concentrate production (kt)

- Excellent Rosh Pinah performance

Rosh Pinah

	2001	2002	2003	2004
Rosh Pinah	71	76	108	124

Zn metal production (kt)

- Good performance from Chifeng smelter in China
- Zincor adversely affected by poor concentrate quality

	2001	2002	2003	2004
Zincor	108	109	111	104
Chifeng			3	15

Refinery in China contributes to zinc metal output

18

NOTES

INDUSTRIAL MINERALS

KUMBA RESOURCES

Ferrosilicon production (t)

- Record performance

2001	2002	2003	2004
1.29	1.32	1.32	1.43

Dolomite production (Mt)

- Record output from Glen Douglas

2001	2002	2003	2004
4376	5062	5374	5670

Solid business results

NOTES

REVENUE

KUMBA RESOURCES

R million	**12M04**	12M03	% Change
Iron Ore	**4 250**	3 789	12
Coal	**1 878**	1 678	12
Heavy Minerals - Ticor SA	**514**	314	64
- Ticor Ltd	**1 148**	897	28
Base Metals	**812**	808	1
Industrial Minerals	**95**	82	16
Other	**12**	23	(48)
Total	**8 709**	7 591	15
R/US$ exchange rate realised	**6.51**	7.64	

Revenue up 15%

21

NOTES

EBIT / MARGIN

KUMBA RESOURCES

	12M04		12M03		% Change
	Rm	(%)	Rm	(%)	(in Rand)
Iron Ore	820	19	664	18	23
Coal	430	23	272	16	58
Heavy Minerals - Ticor SA	(10)		(6)		(66)
- Ticor Ltd	264	23			
Base Metals	(116)		(80)		(45)
Industrial Minerals	20	21	21	26	(5)
Other	(28)		105		
Total EBIT	1 380	16	976	13	41
Total EBITDA	2 085	24	1 543	20	35

EBIT up 41%

22

NOTES

EBIT COMPARISON

KUMBA
RESOURCES
R million
976
12M03 EBIT
380
Sales
1 373
Price
(641)
Exchange rate
(269)
Inflation
(343)
Volume
Production cost
(271)
Distribution cost
175
Ticor Ltd
169
Cost savings
1 549
"Core" EBIT
(169)
Non-recurring items
1 380
12M04 EBIT

Sales growth and higher commodity prices

23

NOTES

EARNINGS

KUMBA RESOURCES

R million	12M04	12M03	% Change
EBIT	1 380	976	41
Net financing cost	(271)	(252)	(8)
Equity (loss)/income	(1)	(41)	
Taxation	(341)	(148)	(130)
Profit after taxation	767	535	43
Minority interest	(90)	24	
Attributable earnings	677	559	21
Attributable earnings per share (cents)	226	189	20
Dividend per share (cents)	55	60	

Total dividend for 18 months 145 cps

24

NOTES

HEADLINE EARNINGS

KUMBA RESOURCES

R million	**12M04**	12M03	% Change
Attributable earnings	**677**	559	21
Adjustments:			
Impairment charges	**(57)**	92	
Net deficit/(surplus) on asset disposals	**110**	(138)	
Closure cost	**35**	-	
Goodwill and exceptionals	**25**	57	
Taxation effect	**(17)**	7	
Headline earnings	**773**	577	34
Headline earnings per share (cents)	**258**	195	32
Average number of shares in issue (million)	**300**	296	

18 months HEPS 339 cps

NOTES

CASHFLOW

KUMBA RESOURCES

R million	12M04	12M03
Opening net debt	**2 578**	1 997
Net cashflow from operating activities	**1 432**	1 272
Net cash used in investing activities		
New capacity	**(487)**	(989)
Other capital expenditure	**(399)**	(347)
Net impact of Ticor Ltd consolidation	**-**	366
Asset disposals	**50**	224
Other	**(89)**	(43)
Share issue	**(1)**	133
Non cashflow movements	**163**	(1 197)
(Increase)/decrease in net debt	**669**	(581)
Closing net debt	**1 909**	2 578

Strong cashflow

NOTES

RATIOS

KUMBA RESOURCES

	12M04	12M03
Margin excluding captive arrangements		
EBIT (%)	**19**	17
EBITDA (%)	**34**	27
Net financing cost cover		
EBIT (times)	**5**	4
EBITDA (times)	**8**	6
Return on equity - attributable income (%)	**13**	12
Net debt / equity (%)	**30**	41

Solid financial metrics

NOTES

STRATEGIC THRUSTS

KUMBA RESOURCES

- **Iron Ore**
  - Finalise new agreement with Transnet
  - Sishen Expansion Project (SEP) (R2.9bn)
  - Sishen South (R2.2bn)
  - Faleme (Senegal)
- **Coal**
  - GG6 Market Coke (R320m)
  - RBCT Phase V / Inyanda Coal JV
  - Leeuwpan expansion (R91)
  - Moranbah South (Australia)
- **Heavy minerals**
  - Fairbreeze
  - Toliara Sands (Madagascar)
- **AlloyStream™**

Delivering on growth projects

NOTES

OUTLOOK

KUMBA RESOURCES

- Strong commodity markets and US$ prices
- Excellent operating performance
- KBIP contribution starting to flow through
- Projects being implemented
- The Rand likely to remain at current levels

Against this background, Kumba should again deliver improved results in 2005

Sound prospects

NOTES

REVENUE CONTRIBUTION

KUMBA RESOURCES

12M04

- Iron ore
- Coal
- Heavy minerals
- Base metals
- Industrial minerals
- Other

12M03

	12M04	12M03
Labels	49%, 22%, 19%, 9%, 1%	50%, 22%, 16%, 11%, 1%, 0%

32

NOTES

EBIT CONTRIBUTION

KUMBA RESOURCES

12M04

1%
17%
28%
54%

- Iron ore
- Coal
- Heavy minerals
- Base metals
- Industrial minerals
- Other

12M03

2%
10%
26%
62%

NOTES

IRON ORE PHYSICAL INFORMATION

KUMBA RESOURCES

Production volumes

Mt
35
30
25
20
15
10
5
0
2001
2002
2003
2004
Sishen
Thabazimbi

Sales volumes

Mt
35
30
25
20
15
10
5
0
2001
2002
2003
2004
Exports
Local

34

NOTES

COAL PHYSICAL INFORMATION

KUMBA RESOURCES

Production volumes

Mt
20
15
10
5
0

2001 2002 2003 2004

Thermal Coal Coking Coal Other

Sales volumes

Mt
20
15
10
5
0

2001 2002 2003 2004

Eskom Domestic Export

35

NOTES

DEPRECIATION PER SEGMENT

KUMBA RESOURCES

R million	18M04	12M04	12M03
Iron Ore	385	260	245
Coal	223	149	144
Heavy Minerals	279	188	154
Base Metals	69	45	46
Industrial Minerals	9	6	6
Corporate	12	8	12
Total	977	656	607

36

NOTES

CAPITAL EXPENDITURE

KUMBA RESOURCES

R million	18M04	12M04	12M03
Sustaining and environmental	570	399	348
Expansion			
◦ Iron ore	79	38	137
◦ Coal	81	66	30
◦ Ticor SA	624	351	780
◦ Ticor Ltd	-	-	-
◦ Base Metals*	42	32	40
◦ Other	-	-	2
	1 396	886	1 337

* excludes interest in Chifeng refinery

NOTES

DEBT STRUCTURE

KUMBA RESOURCES

R million	Drawn	Undrawn	Maturity profile	
Long term			2005	784
Corporate	1 503	282	2006	556
Heavy Minerals project finance	1 017		2007	865
Ticor Ltd	595		2008	234
	3 115			
Short term	52		After 2008	676
Total debt	3 167			3 115
Cash and cash equivalents	(1 258)			
Net debt	1 909			

NOTES

CURRENCY IMPACT

KUMBA RESOURCES

R million	**12M04**	12M03
EBIT	**1 380**	976
Adjusted for:		
Asset disposals	**110**	(138)
Impairment charges and other non-recurring items	**18**	92
Average exchange rate impact	**641**	-
Comparable EBIT	**2 149**	930
Comparable EBIT margin	**23**	12

NOTES

REVENUE - Six months ended 31 Dec

KUMBA RESOURCES

R million	2H04	2H03	% Change
Iron Ore	2 130	1 814	17
Coal	986	855	15
Heavy Minerals - Ticor SA	266	154	73
- Ticor Ltd	581	622	(7)
Base Metals	354	401	(12)
Industrial Minerals	51	43	19
Other	6	2	
Total	4 374	3 891	12
R/US$ exchange rate realised	6.38	7.04	

40

NOTES

EBIT / MARGIN - Six months ended 31 Dec

KUMBA RESOURCES

	2H04		2H03		% Change
	Rm	(%)	Rm	(%)	(in Rand)
Iron Ore	**446**	**21**	299	16	49
Coal	**238**	**24**	118	14	102
Heavy Minerals - Ticor SA	**6**	**2**	(9)	(5)	
- Ticor Ltd	**150**	**26**	(39)	(6)	
Base Metals	**(94)**	**(26)**	(35)	(9)	
Industrial Minerals	**10**	**20**	10	23	-
Other	**10**		131		
Total EBIT	**766**	**18**	475	12	61
Total EBITDA	**1 120**		751		49

41

NOTES

EARNINGS - Six months ended 31 Dec

KUMBA RESOURCES

R million	2H04	2H03	% Change
EBIT	766	475	61
Net financing cost	(134)	(130)	(3)
Equity (loss)/income	9	(12)	
Taxation	(181)	(93)	(95)
Profit after taxation	460	240	92
Minority interest	(46)	25	
Attributable earnings	414	265	56
Attributable earnings per share (cents)	138	90	53

42

NOTES

HEADLINE EARNINGS - Six months ended 31 Dec

KUMBA RESOURCES

R million	**2H04**	2H03	% Change
Attributable earnings	**414**	265	56
Adjustments:			
Impairment charges	**(89)**	92	
Net (surplus)/deficit on asset investments/ disposals	**113**	(134)	
Goodwill	**7**	15	
Taxation effect	**(9)**	5	
Headline earnings	**436**	243	79
Headline earnings per share (cents)	**145**	82	77
Average number of shares in issue (million)	**300**	296	

43

NOTES

SALIENT DATES

KUMBA RESOURCES

Last day to trade cum dividend	4 March 2005
Shares trade ex dividend	7 March 2005
Record date	11 March 2005
Payment date	14 March 2005
Release of Annual Report	23 March 2005
Annual General Meeting	15 April 2005

NOTES



KUMBA RESOURCES

www.**kumba**resources.com



KUMBA RESOURCES

www.kumbaresources.com

KMB: Kumba Resources Limited - Dealings By A Di...

Kumba Resources Limited - Dealings By A Director Of A Major Subsidiary Of Kumb In Shares Awarded In Terms Of The Kumba Resources Management Share Scheme And Kumba Resources Management Option Scheme (Collectively The Scheme)

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF TICOR SOUTH AFRICA (PROPRIETY) LIMITED (a major subsidiary of Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of A MAJOR SUBSIDIARY OF KUMBA has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	WJ NEEDHAM (a director of Ticor South Africa (Pty) Ltd - a major subsidiary of Kumba)
Date of transaction:	14-03-2005
Number of shares:	9,770
Price per share:	R 69.50
Total value re tax proceeds):	R 679,015.00
Number of shares:	240
Price per share:	R 69.75
Total value (pre tax proceeds):	R 16,740.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial
Number of shares:	3,170
Price per share:	R 68.50
Total value (pre tax proceeds):	R 217,145.00
Number of shares:	230
Price per share:	R 68.00
Total value (pre tax proceeds):	R 15,640.00
Option strike price:	R 35.00
Option strike date:	01-11-2002
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial
Number of shares:	413
Price per share:	R 69.75
Total value (pre tax proceeds):	R 28,806.75
Number of shares:	1,000
Price per share:	R 68.75
Total value (pre tax proceeds):	R 68,750.00
Number of shares:	2,167
Price per share:	R 69.50
Total value (pre tax proceeds):	R 150,606.50
Number of shares:	600
Price per share:	R 68.00
Total value (pre tax proceeds):	R 40,800.00
Option strike price:	R 14.09
Option strike date:	01-03-2000
Periods of exercise and/or vesting:	9 years
Class of securities:	Ordinary
Nature of transaction:	Deferred Purchase Share Scheme - shares sold
Nature of interest:	Beneficial


RECEIVED
APR 15 2005

16 March 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 16/03/2005 02:38:40 PM Produced by the JSE SENS Department

16/03/2005 **Source: JSE NEWS SERVICE**

KMB: Kumba Resources Limited - Dealings By A Di...

Kumba Resources Limited - Dealings By A Director Of A Major Subsidiary Of Kumb In Shares Awarded In Terms Of The Kumba Resources Management Share Scheme And Kumba Resources Management Option Scheme (Collectively The Scheme)

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF SISHEN IRON ORE COMPANY (PROPRIETY) LIMITED (a major subsidiary of Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of A MAJOR SUBSIDIARY OF KUMBA has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	MW VON WIELLIGH (a director of Sishen Iron Ore Company (Pty) Ltd - a major subsidiary of Kumba)
Date of transaction:	10-03-2005
Number of shares:	7,180
Price per share:	R 71.20
Total value (pre tax proceeds):	R 511,216.00
Number of shares:	12,820
Price per share:	R 71.25
Total value (pre tax proceeds):	R 913,425.00
Number of shares:	8,680
Price per share:	R 71.40
Total value (pre tax proceeds):	R 619,752.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial

14 March 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 14/03/2005 04:18:38 PM Produced by the JSE SENS Department

14/03/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Dealings by a director

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
DEALINGS BY A DIRECTOR OF KUMBA COAL (PROPRIETY) LIMITED AND KUMBA BASE METALS (PROPRIETY) LIMITED (major subsidiaries of Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)
In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of MAJOR SUBSIDIARIES OF KUMBA has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	DJR SOUTHEY (a director of Kumba Coal (Pty) Ltd & Kumba Base Metals - major subsidiaries of Kumba)
Date of transaction:	09-03-2005
Number of shares:	18,220
Price per share:	R 70.75
Total value (pre tax proceeds):	R 1,289,065.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Number of shares:	7,450
Price per share:	R 70.75
Total value (pre tax proceeds):	R 527,087.50
Option strike price:	R 46.90
Option strike date:	02-04-2002
Number of shares:	2,764
Price per share:	R 70.75
Total value (pre tax proceeds):	R 195,553.00
Option strike price:	R 35.00
Option strike date:	01-11-2002
Number of shares:	2,236
Price per share:	R 70.85
Total value (pre tax proceeds):	R 158,420.60
Option strike price:	R 35.00
Option strike date:	01-11-2002
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial

11 March 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 11/03/2005 04:24:02 PM Produced by the JSE SENS Department

11/03/2005 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Dealings By A Di...

Kumba Resources Limited - Dealings By A Director Of A Major Subsidiary Of Kumb
In Shares Awarded In Terms Of The Kumba Resources Management Share Scheme And
Kumba Resources Management Option Scheme (Collectively The Scheme)
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
DEALINGS BY A DIRECTOR OF KUMBA COAL (PROPRIETY) LIMITED (a major subsidiary of
Kumba) AND DEALINGS BY A DIRECTOR OF SISHEN IRON ORE COMPANY (PROPRIETY) LIMITED
(a major subsidiary of Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES
MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME
(collectively the Scheme)
In terms of the JSE Listings Requirements 3.63 notice is hereby given that the
following directors of A MAJOR SUBSIDIARY OF KUMBA has exercised and traded
shares after having received clearance to do so in terms of the JSE Listings
Requirements 3.66. The shares were granted in terms of the Scheme. This
resulted in the following ordinary shares of the company having been traded on
the JSE:

Name of director:	PE VENTER (a director of Kumba Coal (Pty) Ltd - a major subsidiary of Kumba)
Date of transaction:	08-03-2005
Number of shares:	10,820
Price per share:	R 70.50
Total value (pre tax proceeds):	R 762,810.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial
Name of director:	PJ KOTZE (a director of Sishen Iron Ore Company (Pty) Ltd - a major subsidiary of Kumba)
Date of transaction:	08-03-2005
Number of shares:	13,730
Price per share:	R 70.50
Total value (pre tax proceeds):	R 967,965.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial

9 March 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 10/03/2005 09:55:09 AM Produced by the JSE SENS Department

10/03/2005 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Transnet And Kum...

Kumba Resources Limited - Transnet And Kumba Sign Definitive
Agreement For New Iron Ore Transport And Handling Contract
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
TRANSNET AND KUMBA SIGN DEFINITIVE AGREEMENT FOR NEW IRON
ORE TRANSPORT AND HANDLING CONTRACT
National transport company Transnet Limited (Transnet) and
diversified metals and mining company Kumba Resources Limited (Kumba) today
jointly announced that they have signed a definitive agreement for the transport
and handling of iron ore from the Northern Cape through the Sishen- Saldanha
export channel.
The new contract provides for a new pricing mechanism which will be a Rand-based
tariff and caters for Kumbas growth plans to increase iron ore exports through
Saldanha from 23.5Mtpa to 35Mtpa by 2009.
It is effective from 1 January 2005 and will run for 23 years, with tariff
reviews every five years. The contract will effectively remove the negative
effect of the embedded derivative in Transnets accounting records as the
pricing mechanism in the previous contract was linked to the US dollar iron ore
price.
The contract will support South Africas participation in the growing world
demand for iron ore and contribute to the domestic economy with investments and
employment associated with major mine expansions and new railway rolling stock
and infrastructure.
The new tariff structure will ensure the continued success of iron ore exports
from the Northern Cape and is mutually beneficial to both companies. The
contract justifies the R4.4 billion investment over the next 5 years that
Transnet will make to expand rail and port infrastructure.
The profitability of the Sishen-Saldanha export channel has never been in
question and this remains a highly valuable Transnet asset, said Ms. Maria
Ramos, Transnet group chief executive.
The contract is in line with Transnets plan to restructure its balance sheet as
part of the four-point plan turnaround strategy. The contract also demonstrates
Transnets bid to cut the costs of doing business and increase South Africas
economic competitiveness. That way, it is hoped the contract will help address
the job creation challenge.
The first phase of the contract will provide rail and port infrastructure to
accommodate production from Kumbas Sishen Expansion Project, which entails an
investment of R2,96 billion, and is expected to reach full production of 10Mtpa
in 2008. The contract provides a further 1,5Mtpa capacity to be filled through
shorter-term efficiency and product development initiatives at Sishen. Improved
resource utilisation enables this incremental growth without shortening Sishens
current 23 year life of mine.
Studies will be also be undertaken to explore the possibility of further rail
and port capacity of 17Mtpa for Kumba and other producers to be routed either
through Saldanha or the Port of Coega to cater for future expansions in the
Northern Cape.
This contract ensures that Kumbas iron ore business maintains its profitable
performance. It supports future growth plans and a sustainable business
environment for both parties, said Dr Con Fauconnier, Kumbas chief executive.
We appreciate the positive manner in which Transnet approached the contract
review and look forward to continuing the strong business relationship we have
forged over the past 29 years, he added.
ends
Editors Note:
Kumba Resources Limited, one of the largest South African-
based mining companies listed on the JSE Securities
Exchange, is a focused metals and mining company with a
diverse commodity portfolio consisting of iron ore, heavy
minerals, coal, base metals and industrial minerals.
www.kumbaresources.com
Enquiries:
KUMBA RESOURCES
Mike Kilbride
Executive Director: Business Operations
Tel: +27 (0) 12 307 3488; +27 (0) 83 609 1122
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292; +27 (0) 83 609 1444
TRANSNET
John Dludlu
Group communications GM
Tel: +27 (0) 83 676 1881
Charlotte De La Harpe
Tel: +27 (0) 11 308 2384; +27 (0) 83 287 7773
Date: 07/03/2005 09:02:33 AM Produced by the JSE SENS Department

07/03/2005 Source: JSE NEWS SERVICE

KMB: KUMBA TO EXPAND SISHEN OUTPUT BY 10 MILLIO...

KUMBA TO EXPAND SISHEN OUTPUT BY 10 MILLION TONNES PER ANNUM

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

KUMBA TO EXPAND SISHEN OUTPUT BY 10 MILLION TONNES PER ANNUM

Telephone : + 27 (12) 307 4843 P.O. Box 9229
Telefax : + 27 (12) 307 4080 PRETORIA 0001

7 March 2005

KUMBA TO EXPAND SISHEN OUTPUT BY 10 MILLION TONNES PER ANNUM

Diversified metals and mining company Kumba Resources Limited (Kumba) today announced a major expansion project at its Sishen iron ore mine in South Africas Northern Cape province. The Sishen Expansion Project (SEP) will increase Sishens production from the current 28 million tonnes per annum (Mtpa) to 38Mtpa by 2009. Construction will start in mid 2005, with production ramp-up to commence by mid 2007.

The additional 10Mtpa in sales production will be exported via the 860km Sishen-Saldanha railway line and the port of Saldanha on the countrys west coast. National transport company Transnet Limited also announced today that it will, simultaneously with the SEP, embark on an expansion project of the rail and port facilities. Kumba and Transnet have agreed on Kumbas additional logistical capacity and tariff structures.

The SEP project is a significant step in our strategy to grow iron ore sales volumes and enhance shareholder value, said Dr Con Fauconnier, Kumbas chief executive. The low operating cost of the project improves Sishens competitive position in the global iron ore industry.

The SEP project utilises breakthrough developments in application of jig technology to beneficiate iron ore products from a portion of mined material previously discarded as waste. said Matie von Wielligh, General Manager, Iron Ore business at Kumba.

The SEP product range, with an iron content of between 63% and 64%, will supplement current Sishen products. Commitments from current Sishen customers significantly outstrip production, added Von Wielligh.

The mining, plant and infrastructure expansions amount to a capital expenditure of R2.96bn, which will be funded from Kumbas cash flow and lending facilities. The project will make a meaningful contribution to the Northern Cape and South African economy with 1800 direct construction jobs and more than 300 direct and 600 indirect long-term jobs being created through the expanded operations. The project will contribute about US$250 million per year additionally to South Africas foreign exchange receipts when full production is achieved and will, through direct and indirect tax payments, contribute significantly towards the South African fiscus.

ends

Note

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, coal, heavy minerals, base metals and industrial minerals. www.kumbaresources.com

Enquiries:

Matie von Wielligh
General Manager: Kumba Iron Ore
Tel: 012 - 307-4913
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: 012 - 307-3292
Mobile: 083 609 1444

Date: 07/03/2005 08:51:03 AM Produced by the JSE SENS Department

07/03/2005 Source: JSE NEWS SERVICE



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Release Date: 04/03/2005 16:11:49

Kumba Resources Limited - Dealings By A Director Of A Major Subsidiary Of Kumba

In Shares Awarded In Terms Of The Kumba Resources Management Share Scheme And Kumba Resources Management Option Scheme (collectively "the Scheme")
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
("Kumba")
DEALINGS BY THE COMPANY SECRETARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")
In terms of the JSE Listings Requirements 3.63 notice is hereby given that the company secretary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of company secretary:	MS VILJOEN
Date of transaction:	03-03-2005
Number of shares:	10,000
Price per share:	R 66.00
Total value (pre tax proceeds):	R 660,000.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial
Number of shares:	3,400
Price per share:	R 66.00
Total value (pre tax proceeds):	R 224,400.00
Option strike price:	R 35.00
Option strike date:	01-11-2002
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial

4 March 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 04/03/2005 04:09:29 PM Produced by the JSE SENS Department

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KMB: Kumba Resources Limited - Dealings By A Di...

Kumba Resources Limited - Dealings By A Directors
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF KUMBA COAL (PROPRIETY) LIMITED (a major subsidiary of Kumba) AND DEALINGS BY A DIRECTOR OF TICOR SOUTH AFRICA (PROPRIETY) LIMITED (a major subsidiary of Kumba) IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following directors of A MAJOR SUBSIDIARY OF KUMBA has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director	:	DJC TALOR (a director of Kumba Coal (Pty) Ltd a major subsidiary of Kumba)
Date of transaction	:	01-03-2005
Number of shares	:	12,000
Price per share	:	R 63.75
Total value (pre tax proceeds)	:	R 765,000.00
Option strike price	:	R 28.05
Option strike date	:	03-12-2001
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial
Number of shares	:	3,840
Price per share	:	R 63.75
Total value (pre tax proceeds)	:	R 244,800.00
Option strike price	:	R 35.00
Option strike date	:	01-11-2002
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial
Name of director	:	SS WEBER (a director of Ticor South Africa (Pty) Ltd a major subsidiary of Kumba)
Date of transaction	:	01-03-2005
Number of shares	:	1,570
Price per share	:	R 64.00
Total value (pre tax proceeds)	:	R 100,480.00
Option strike price	:	R 13.89
Option strike date	:	03-04-2000
Periods of exercise and/or vesting	:	9 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial
Number of shares	:	6,210
Price per share	:	R 64.00
Total value (pre tax proceeds)	:	R 397,440.00
Option strike price	:	R 28.05
Option strike date	:	03-12-2001
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial
Number of shares	:	6,720
Price per share	:	R 64.00
Total value (pre tax proceeds)	:	R 430,080.00
Option strike price	:	R 36.00
Option strike date	:	01-09-2002
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial
Number of shares	:	2,380
Price per share	:	R 64.00
Total value (pre tax proceeds)	:	R 152,320.00
Option strike price	:	R 35.00
Option strike date	:	01-11-2002
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial

3 March 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan

04/03/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Dealings By Directors Of A Major S...

Kumba - Dealings By Directors Of A Major Subsidiary
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY DIRECTORS OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following directors of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director : JA MEYER
Date of transaction : 25-02-2005
Number of shares : 22,474
Price per share : R 63.50
Total value (pre tax proceeds) : R 1,427,099.00
Option strike price : R 28.05
Option strike date : 03-12-2001
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary
Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial
Date of transaction : 28-02-2005
Number of shares : 20
Price per share : R 63.80
Total value (pre tax proceeds) : 1,276.00
Option strike price : R 28.05
Option strike date : 03-12-2001
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary
Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial
Date of transaction : 28-02-2005
Number of shares : 16,496
Price per share : R 63.50
Total value (pre tax proceeds) : R 1,047,496.00
Option strike price : R 28.05
Option strike date : 03-12-2001
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary
Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial
Date of transaction : 28-02-2005
Number of shares : 6,380
Price per share : R 63.50
Total value (pre tax proceeds) : R 405,130.00
Option strike price : R 46.90
Option strike date : 02-04-2002
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary
Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial
Date of transaction : 28-02-2005
Number of shares : 4,920
Price per share : R 63.50
Total value (pre tax proceeds) : R 312,420.00
Option strike price : R 35.00
Option strike date : 01-11-2002
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary
Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial
Name of director : WF VAN HEERDEN
Date of transaction : 28-02-2005
Number of shares : 12,290
Price per share : R 63.75
Total value (pre tax proceeds) : R 783,487.50
Option strike price : R 28.05
Option strike date : 03-12-2001
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary
Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial
Number of shares : 4,400
Price per share : R 63.75
Total value (pre tax proceeds) : R 280,500.00
Option strike price : R 35.00
Option strike date : 01-11-2002
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary

Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial
Name of director : AW DIEDERICKS
Date of transaction : 28-02-2005
Number of shares : 4,830
Price per share : R 63.50
Total value (pre tax proceeds) : R 306,705.00
Option strike price : R 15.01
Option strike date : 01-07-1999
Periods of exercise and/or vesting : 9 years
Class of securities : Ordinary
Nature of transaction : Deferred Purchase Share Scheme - shares sold
Nature of interest : Beneficial
Number of shares : 13,050
Price per share : R 63.50
Total value (pre tax proceeds) : R 828,675.00
Option strike price : R 28.05
Option strike date : 03-12-2001
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary
Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial
Number of shares : 3,440
Price per share : R 63.50
Total value (pre tax proceeds) : R 218,440.00
Option strike price : R 35.00
Option strike date : 01-11-2002
Periods of exercise and/or vesting : 7 years
Class of securities : Ordinary
Nature of transaction : Options exercised and shares sold
Nature of interest : Beneficial

1 March 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 01/03/2005 03:40:04 PM Produced by the JSE SENS Department

01/03/2005 Source: JSE NEWS SERVICE

KMB: KUMBA RESOURCES LIMITED - DEALINGS BY A DI...

KUMBA RESOURCES LIMITED - DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMB IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY DIRECTORS OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following directors of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director:	WA DE KLERK
Date of transaction:	23-02-2005
Number of shares:	21,980
Price per share:	R 59.00
Total value (pre tax proceeds):	R 1,296,820.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial
Name of director:	PE VENTER
Date of transaction:	23-02-2005
Number of shares:	15,000
Price per share:	R 59.00
Total value (pre tax proceeds):	R 885,000.00
Option strike price:	R 28.05
Option strike date:	03-12-2001
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial
Number of shares:	5,560
Price per share:	R 59.00
Total value (pre tax proceeds):	R 328,040.00
Option strike price:	R 35.00
Option strike date:	01-11-2002
Periods of exercise and/or vesting:	7 years
Class of securities:	Ordinary
Nature of transaction:	Options exercised and shares sold
Nature of interest:	Beneficial

25 February 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 25/02/2005 11:51:49 AM Produced by the JSE SENS Department

25/02/2005 Source: JSE NEWS SERVICE

KMB: Kumba Resources Limited - Dealings By A Di...

Kumba Resources Limited - Dealings By A Director Of A Major Subsidiary Of Kumb In Shares Awarded In Terms Of The Kumba Resources Management Share Scheme And Kumba Resources Management Option Scheme (Collectively The Scheme)

KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)

DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF KUMBA IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively the Scheme)

In terms of the JSE Listings Requirements 3.63 notice is hereby given that the following director of a major subsidiary of Kumba has exercised and traded shares after having received clearance to do so in terms of the JSE Listings Requirements 3.66. The shares were granted in terms of the Scheme. This resulted in the following ordinary shares of the company having been traded on the JSE:

Name of director	:	L GROENEWALD
Date of transaction	:	22-02-2005
Number of shares	:	12,080
Price per share	:	R 60.00
Total value (pre tax proceeds)	:	R 724,800.00
Option strike price	:	R 28.05
Option strike date	:	03-12-2001
Periods of exercise and/or vesting	:	7 years
Class of securities	:	Ordinary
Nature of transaction	:	Options exercised and shares sold
Nature of interest	:	Beneficial

23 February 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan
Date: 23/02/2005 05:42:53 PM Produced by the JSE SENS Department

23/02/2005 Source: JSE NEWS SERVICE


RECEIVED
2005 APR 21 A 9:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

KUMBA
RESOURCES

NEWS RELEASE

Telephone : + 27 (12) 307 4843
Telefax : + 27 (12) 307 4080

P.O. Box 9229
PRETORIA 0001

FOR IMMEDIATE RELEASE

17 February 2005

KUMBA RESOURCES AUDITED GROUP FINANCIAL AND UNAUDITED PHYSICAL RESULTS FOR THE 18 MONTHS ENDED 31 DECEMBER 2004

- **Record production and strong sales volumes**
- **Solid financial performance**
- **Final dividend of 90 cents per share (145 cents for the 18 months to 31 December 2004)**

Editor's Note: Kumba changed its year-end from 30 June to 31 December following the acquisition of a majority shareholding by Anglo American plc. The audited financial annual results are presented for the 18 months ended 31 December 2004 compared with the 12 months ended 30 June 2003.

For comparative purposes, comments are based on an analysis of the group's unaudited financial results for the 12 month periods ended 31 December 2004 and 31 December 2003 respectively.

Diversified South African-based metals and mining company Kumba Resources Limited (Kumba) today reported revenue of R12,6 billion and net operating profit of R1,86 billion for the 18 months ended 31 December 2004. Attributable and headline earnings per share were respectively 314 cents and 339 cents for this period.

For the 12-month period ended 31 December 2004 revenue increased by 15% and net operating profit by 41% when compared with the 12 months ended 31 December 2003.

"The 12-month period to December 2004 was characterised by excellent operational performances, higher commodity prices and a stronger rand," said Dr Con Fauconnier, Kumba's chief executive.

"The increased revenue and net operating profit were achieved despite the substantial strengthening of the rand. This was due to higher production and sales volumes, buoyant iron ore and coal prices, the consolidation of Ticor Limited for the full 12-month period and ongoing business improvement initiatives," Dr Fauconnier added.

An average exchange rate of R6.51 to the US dollar was realised compared with R7.64 for the comparative 12-month period.

EARNINGS

The marked improvement in net operating profit and the reduction in the equity-accounted loss reported for the comparative 12-month period, offset to some extent by a significantly higher tax charge, resulted in profit attributable to ordinary shareholders increasing by 21% to R677 million.

Headline earnings for the 12-month period were 34% higher at R773 million or 258 cents per share.

CASH FLOW

Net cash inflow for the 12-months to December 2004 was R509 million after total capital expenditure of R886 million, with R487 million invested in new production capacity.

Net debt decreased by R669 million to R1,91 billion with a debt-equity ratio of 30% at 31 December 2004 compared with a net debt of R2,58 billion and a debt-equity ratio of 41% at 31 December 2003.

SAFETY, HEALTH AND ENVIRONMENT

After achieving a significant reduction in the lost day injury frequency rate (LDIFR) from 3,55 to 2,30 per million man-hours worked for the 12 months to June 2004, the group revised its target of 2,50 downwards to 1,75. A LDIFR of 2,54 was achieved for the 12-month period to 31 December 2004, against 2,10 for the comparative period.

Regrettably, two fatalities were suffered during the past 12-month period and a further two occurred shortly before this announcement. The group remains committed to zero fatalities at all its businesses with ongoing safety awareness and preventive programmes.

The group's HIV/Aids voluntary prevalence-testing and counselling programme is in place or at an advanced planning stage at all its business units. The implementation of pilot anti-retroviral programmes (ART) at the Zincor refinery, Grootegeluk mine and the corporate office proved successful and the programme is being extended to most business units.

By 31 December 2004, the group had obtained international environmental and safety management certifications (ISO 14001 and OHSAS 18001) in eight of its ten business units.

MINING LEGISLATION

The group is progressing a co-ordinated empowerment initiative to achieve a sustainable position as a pre-eminent South African-based diversified mining company, thereby also meeting the ownership requirements of the Mineral and Petroleum Resources Development Act and its associated Charter.

BUSINESS IMPROVEMENT PROGRAMME

The business improvement programme announced previously is on track. The group expects to realise the initial benefits of the programme, which consists of both revenue enhancement and cost-saving initiatives, in 2005. The programme has a target of delivering a sustainable contribution of R800 million to net operating profit from the start of the 2006 financial year.

OUTLOOK

Strong commodity markets marked by forecasts of substantial increases in the US dollar prices of iron ore, together with higher prices for coal, heavy mineral and zinc, and the implementation of Kumba's business improvement programme, are expected to have a positive impact on the group's results.

The strong rand will, however, continue to affect earnings.

DECLARATION OF DIVIDEND NUMBER 5

Kumba's directors have declared a final dividend, number 5, of 90 cents per share in South African currency in respect of the 18-month period ended 31 December 2004. This will result in a total dividend for the period of 145 cents per share. The dividend is payable to shareholders recorded in the books of the company at close of business on 11 March 2005.

Ends

- **View or download the full results announcement on www.kumbaresources.com**
- **See Addendum 1 for Operational highlights; Addendum 2 for Growth opportunities**

Note:

Kumba Resources Limited, one of the largest South African-based mining companies listed on the JSE Securities Exchange, is a focused metals and mining company with a diverse commodity portfolio consisting of iron ore, heavy minerals, coal, base metals and industrial minerals. www.kumbaresources.com

Enquiries:

Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 (0) 12 307 3292
Mobile: +27 (0) 83 609 1444

ADDENDUM 1:

OPERATIONAL HIGHLIGHTS

[Note: For comparative purposes, comments are based on an analysis of the group's unaudited results for the 12-month periods ended 31 December 2004 and 31 December 2003.]

Iron ore

- Record production and sales volumes.
- Revenue increased by 12% and net operating profit by 23% as higher prices and sales volumes, together with an ongoing cost focus, offset the effect of the stronger rand.
- Following the conclusion of a heads of agreement, good progress is being made on the finalisation of a new transport agreement between Kumba and Transnet on a rand-based rail tariff for the transport and handling of iron ore through the Sishen-Saldanha export channel and to provide for Kumba's growth in iron ore exports.

Coal

- Strong growth in local demand resulted in record production (2,5% increase to 19,4Mt) and sales volumes (power station coal up 2% to 14,4Mt and other domestic sales up 6% to 4Mt).
- Revenue increased by 12% as a result of higher sales prices and volumes.
- Net operating profit improved by 58% due to the higher revenue and cost containment initiatives.

Heavy Minerals

Ticor SA

- The two furnaces continued to ramp-up resulting in higher production of titanium slag and pig iron. This was despite the shutdown to Furnace 2 to implement improvements and effect repairs. Re-commissioning of Furnace 2 started on 31 December 2004 and is ahead of schedule.
- Revenue increased by 64% due to an increase in sales of titanium slag and pig iron together with stronger zircon, pig iron and rutile prices.
- The stronger currency and shutdown of Furnace 2 led to an operating loss of R10 million for the period.

Ticor Limited

- Through its 50% joint venture interest in Tiwest, Ticor Limited had a strong operational performance with an 8% increase in total production volumes.
- Revenue increased by 28% as a result of higher sales and stronger mineral prices.
- Net operating profit improved substantially due to higher revenue, cost savings and the non-recurring impairment charge of R89 million of Ticor Chemicals raised in 2003.

Base Metals

- Rosh Pinah mine achieved record production volume of 124 000 tonnes zinc concentrate.
- Production of zinc metal which includes Kumba's effective interest in the Chifeng (Hongye) refinery in China was marginally higher as the ramp-up of the Chifeng refinery reached production at 95% of its design capacity.
- Production at the Zincor refinery was 7 000 tonnes lower than for the comparative period as a result of lower concentrate grades adversely affecting stable production.
- Revenue increased by 4% due to a 7,8% increase in the average rand price of zinc and despite being affected by a lead sales order by Rosh Pinah only realising after the period.
- Lower treatment charges and an increase in the environmental rehabilitation provision and the non-recurring impairment charges reported on in the group's second interim results, led to an operating loss of R116 million for the past 12-month period.

ADDENDUM 2:

GROWTH OPPORTUNITIES

Iron Ore

A feasibility study into the expansion of Sishen production by 10Mtpa (the SEP project) was completed by the end of 2004 and will be submitted to the Kumba board for its consideration early in 2005. The project, with an estimated capital cost of some R3 billion, is scheduled for commissioning in July 2007, with full production by mid-2008.

Work continues on evaluating alternative development scenarios for the greenfields Sishen South project 70km south of Sishen mine. This 203Mt reserve has the potential to support up to 9Mtpa of export grade iron ore production, but its viability has been adversely affected by the appreciation of the rand.

Following the unfavourable arbitration ruling as to whether Hope Downs Iron Ore Pty Ltd (HDIO) had acted unreasonably in withholding its approval of the change in control of Kumba, a notice of appeal has been lodged with the Supreme Count of Western Australia in order to preserve Kumba's rights in the project. Without prejudice to Kumba's rights of appeal, the process for determining an agreed fair value at which HDIO can elect to acquire Kumba's project interest, has commenced. If agreement cannot be reached between Kumba and HDIO, an independent expert is to be appointed for determination of such fair value. Until Kumba's participation in the project is finally resolved, it continues to perform its contractual obligations in respect of the project.

Following the conclusion of an agreement with the government of Senegal and its agency Miferso in July 2004 for Kumba to obtain an option over a controlling interest in the Faleme iron ore deposit in the extreme south-east of the country, exploration on the property commenced late in the year. This programme is continuing and it is hoped that a decision to proceed with a bankable feasibility study can be taken later in the year. Concurrently, Kumba is working with Miferso to develop an investment case for the considerable infrastructure development that would be required to support a mine at Faleme.

Coal

The development of the 1Mtpa Inyanda joint venture (with Eyesizwe Coal) near Middelburg remains dependent on a decision from Spoornet regarding approval of the Phase V expansion of the Richards Bay Coal Terminal and its impact on the export coal line to Richards Bay. All other approvals have long been in place.

The Kumba board approved the development of a new coal beneficiation module at Grootegeluk mine, intended to provide 0.7Mtpa of semi-soft coking coal, a product suited to the manufacture of market coke. The project, known as the GG6 plant, will cost some R320 million and is currently under construction; it will be commissioned in July 2006, ramp up to full production during the year and deliver product to Ispat Iscor's Newcastle coke plant, currently under refurbishment. A 10-year supply agreement, at market-related prices, has been concluded with Ispat Iscor.

Kumba's board also approved the construction of a jig plant at the Leeuwpan mine near Delmas, for a capital cost of R91 million. This plant will be commissioned by June 2005 and will deliver an additional 1Mtpa of power station coal for consumption by Eskom's Majuba power station.

An agreement has been concluded with Anglo Coal Australia to form a joint venture that will investigate the potential to develop a new coking coal operation on adjacent properties, Moranbah South and Grosvenor South, in the Bowen Basin coalfield of Queensland, Australia. The study, to be funded by Anglo Coal Australia, has commenced and is due for completion by early 2007.

Heavy Minerals

At Toliara in south-western Madagascar, a pre-feasibility investigation of the potential to develop a large mineral sands deposit is close to completion. Kumba subsidiary Ticor Limited has announced that the Ranobe deposit at Toliara contains an estimated reserve of 465Mt grading 6,2% heavy minerals. The boards of the two companies are expected to be approached for approval to proceed with a bankable feasibility study during the first half of 2005.

AlloyStream™

During the year, the technology was demonstrated in an application that produced market grade ferromanganese from fine manganese ore and fine coal, using a purpose-built sub-commercial scale furnace. The work proved highly successful, both technically and commercially. Options for the commercial development of the proprietary technology in this and other applications are under extensive consideration.